Amendment No. 3 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on December 15, 2021. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Sedibelo Platinum Mines Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Island of Guernsey	1099	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Sedibelo Platinum Mines Limited
Oak House, Hirzel Street
St Peter Port, Guernsey, GY1 3RH
+44 (0) 1481 740521
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew Weisberg, Esq. Oliver Wright, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 Tel: (212) 819 8200 Fax: (212) 354-8113
Gary Felthun, Esq.
Craig Atkinson, Esq.
White & Case LLP
Katherine Towers, 1st Floor
1 Park Lane, Wierda Valley
2196 Sandton, Johannesburg
Republic of South Africa
Tel: + 27 11 341 4000
Fax: + 27 11 327 1900
	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450 4000 Fax: (212) 701 5800	Reuven Young, Esq. Davis Polk & Wardwell London LLP 5 Aldermanbury Square London United Kingdom EC2V 7HR Tel: +44 20 7418 1300 Fax: +44 20 7418 1400	Ezra Davids, Esq. Ryan Wessels, Esq. Bowman Gilfillan, Inc. 11 Alice Lane, Sandton Johannesburg Republic of South Africa, 2196 Tel: +27 11 669 9320 Fax: +27 11 669 9111
Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, no par value per share	US$	US$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares granted pursuant to the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2022
PRELIMINARY PROSPECTUS
            Ordinary Shares
Sedibelo Platinum Mines Limited
(a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey)

This is an initial public offering of             ordinary shares, no par value, of Sedibelo Platinum Mines Limited. We are offering             ordinary shares, and the selling shareholders identified in this prospectus are offering an additional             ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
No public market currently exists for our ordinary shares. We intend to apply to have our ordinary shares listed on the New York Stock Exchange (“NYSE”) under the symbol “SPML” and an inward secondary listing on the Main Board of the securities exchange operated by the JSE Limited (the “JSE”) under the symbol “      .” This prospectus also comprises a pre-listing statement prepared in accordance with the applicable JSE Listings Requirements and is subject to approval by the JSE.
In South Africa, this pre-listing statement is only being made available to persons falling within the exemptions set out in section 96(1)(a) of the South African Companies Act (“Qualifying Investors”). Should any person who is not a Qualifying Investor receive this pre-listing statement, they should not and will not be entitled to acquire or subscribe for any shares or otherwise act thereon. This pre-listing statement does not, nor is it intended to, constitute a prospectus prepared and registered under the South African Companies Act. Accordingly, this pre-listing statement does not comply with the substance and form requirements for prospectuses set out in the South African Companies Act and the South African Companies Regulations of 2011 and has not been approved by, and/or registered with, the Companies and Intellectual Property Commission. Information made available in this pre-listing statement should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act No 37 of 2002, and nothing in this pre-listing statement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa.
The estimated initial public offering price of the ordinary shares is between US$       and US$       per ordinary share, which is equivalent to between R           and R             per ordinary share, respectively, based on the                  , 2022 exchange rate of R             to US$1.00 published by The Standard Bank of South Africa.
We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and, as a result, we have elected to comply with certain reduced public company disclosure and reporting requirements.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 24 of this prospectus.
	Per Ordinary Share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us(2)	US$	US$
Proceeds, before expenses, to the selling shareholders(2)	US$	US$

(1)
See “Underwriting” for a description of compensation payable to the underwriters in this offering.

(2)
Assumes no exercise of the underwriters’ over-allotment option.

We and the selling shareholders have granted the underwriters an option to purchase up to                   additional ordinary shares within 30 days from the date of this prospectus, at the initial public offering price, less underwriting discounts and commissions.
Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to the purchasers on or about            , 2022.
Evercore ISI
The date of this prospectus is                  , 2022.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to: (1) “Sedibelo,” “SPM” and the “Company” are to Sedibelo Platinum Mines Limited, a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey with company registration number 54400; (2) the “Group,” “we,” “our,” “ours,” “us” or similar terms are to Sedibelo together with its consolidated subsidiaries, and may also include references to our 50% joint venture Kelltech Limited and its subsidiaries, as the context requires; and (3) “ordinary shares” are to ordinary shares of Sedibelo, no par value.
None of us, or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of us, or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of us, or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of us, or the

i

underwriters, or any of their respective agents, are making an offer to sell our ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
For investors outside the United States: None of us, or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus or any such free writing prospectus outside the United States and in their jurisdiction.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this prospectus.
General
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“ANC” means the African National Congress.

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“Bakgatla” means the Bakgatla Ba Kgafela Tribe, a universitas personarum, being a traditional community and tribe established according to indigenous custom in South Africa, with full contractual capacity. Bakgatla is one of our principal shareholders. For more information, see “Principal and Selling Shareholders.”

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“Companies Law” means the Companies (Guernsey) Law, 2008 (as amended from time to time).

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“COVID-19” mean the coronavirus disease 2019, an illness caused by a novel coronavirus called severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2; formerly called 2019-nCoV) which was declared a global pandemic by the World Health Organization (WHO) on March 11, 2020.

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“CRU” means CRU International Limited, a company that provides business intelligence on the global metals, mining and fertilizer industries through market analysis, price assessments, consultancy and events.

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“CRU Report” means the PGMs and chrome market study report dated July 5, 2021 prepared by CRU and commissioned by us.

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“DTC” means The Depository Trust Company.

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“Eskom” means Eskom Holdings Limited, a state-owned electricity utility company, registered in and incorporated under the laws of South Africa.

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“EU” means the European Union.

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“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

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“FMA” means the South African Financial Markets Act No. 19 of 2012 (as amended from time to time).

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“Governing Documents” means the Company’s memorandum of incorporation and amended and restated articles of incorporation.

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“IASB” means the International Accounting Standards Board.

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“IDC” means The Industrial Development Corporation of South Africa Limited, a corporation registered in and incorporated under the laws of South Africa and established under Section 2 of the South African Industrial Development Corporation Act 1940. IDC is a self-financing national development finance institution that is fully owned by the South African government. IDC is one of our principal shareholders and co-shareholder in Kellplant. For more information, see “Principal and Selling Shareholders.”

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“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board.

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“JOBS Act” means the Jumpstart Our Business Startups Act of 2012 (as amended from time to time).

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“JSE” means the JSE Limited, a public company incorporated and registered under the laws of South Africa and licensed as an exchange under the FMA, and which does business as the “JSE” or the “Johannesburg Stock Exchange.”

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“JSE Listings Requirements” means the Listings Requirements of the JSE, published under the FMA.

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“Lifezone” means Lifezone Limited, a private company limited by shares, registered in and incorporated under the laws of Mauritius. Lifezone is the developer and owner of the Kell Process Technology and holds a 50% interest in Kelltech. The remaining 50% interest in Kelltech is held by us.

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“National Assembly” means the lower house of the Parliament of South Africa, established in accordance with Chapter 4 of the South African Constitution.

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“NYSE” means the New York Stock Exchange.

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“Over-allotment option” means the option that we and the selling shareholders have granted to the underwriters to purchase up to                 additional ordinary shares within 30 days from the date of this prospectus, at the initial public offering price, less underwriting discounts and commissions.

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“Pallinghurst Ivy Lane” means Pallinghurst Ivy Lane Capital S.à r.l., a private company limited by shares, registered in and incorporated under the laws of Luxembourg. Pallinghurst Ivy Lane is one of our principal shareholders. For more information, see “Principal and Selling Shareholders.”

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“Reverse Share Split” means the           -for-one reverse share split that we plan to implement in connection with this offering, effective upon the pricing of our initial public offering. Unless otherwise indicated, all information contained in this prospectus assumes the implementation and effectiveness of the Reverse Share Split, applied on a pro forma basis to all of the related figures in this prospectus, except for the figures in our financial statements, given that the Reverse Share Split will take place after the date of the most recent financial statements included in the prospectus.

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“RPM” means Rustenburg Platinum Mines Limited, a limited liability public company, registered in and incorporated under the laws of South Africa. RPM is one of our principal shareholders. For more information, see “Principal and Selling Shareholders.”

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“SAMREC Code” means the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code), 2016 Edition, compiled by the Working Group of the SSC Committee under the joint auspices of the Southern African Institute of Mining and Metallurgy (SAIMM) and the Geological Society of South Africa (GSSA).

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“SARB” means the South African Reserve Bank.

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“Sarbanes-Oxley Act, means the United States Sarbanes-Oxley Act of 2002, as amended.

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“SEC” means the United States Securities and Exchange Commission.

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“Securities Act” means the United States Securities Act of 1933, as amended.

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“South Africa” means the Republic of South Africa.

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“South African Constitution” means the Constitution of South Africa, 1996 (as amended from time to time).

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“South African government” means the national government of South Africa from time to time.

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“South African rand,” “rand,” “ZAR” or “R” means the South African rand, the official currency of South Africa.

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“SRK Consulting” means SRK Consulting (South Africa) (Pty) Ltd., company that provides consulting services from exploration and operations through to mine closure.

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“U.S. dollar,” “U.S. dollars,” “US$” or USD means the U.S. dollar, the official currency of the United States.

Certain terms relating to our properties and operations
The following is a glossary of certain terms used in this prospectus applicable to our properties and operations, including certain technical terms used in this prospectus applicable to the mining industry.
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“4E” means the following metals: platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

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“6E” means the 4E metals plus iridium (Ir) and ruthenium (Ru).

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“Bushveld Complex” means the Bushveld Complex, a basin-shaped intrusion and geological region, internationally recognized for its PGM-bearing deposits, located in South Africa.

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“Central Underground Block” means the ore body located in the Sedibelo Central region that we plan to mine using a shallow underground mine. For more information, see “Description of Projects — P-S-M Project.”

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“concentrate” means any treatable product arising from the process of crushing, milling and flotation of ore produced in terms whereof PGMs and other metals, and waste, are treated in a concentrator complex before commencement of the smelting and precious metal and base metal refining process.

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“East Pit” means the opencast PGM mine that we are developing in the Sedibelo Central region. For more information, see “Description of Projects — P-S-M Project.”

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“East Underground Block” means the ore body located in the Sedibelo East and Magazynskraal regions that we plan to mine using a shallow underground mine. For more information, see “Description of Projects — P-S-M Project.”

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“Eastern Limb” means the eastern limb of the Bushveld Complex.

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“g/t” means grams per tonne.

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“GHG” means greenhouse gas.

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“IBMR” means Itereleng Bakgatla Mineral Resources (Proprietary) Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. IBMR is a wholly-owned subsidiary of the Company. IBMR holds the mining right over the Wilgespruit property, which incorporates the East Pit, Central Underground Block and Sedibelo East part of the East Underground Block.

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“Impala” means Impala Platinum Holdings Limited, a limited liability private company, registered in and incorporated under the laws of South Africa.

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“Impala Offtake Agreement” means the offtake agreement entered into between PPM and Impala on August 23, 2018, a summary of the principal terms of which is set out in “Business — Production and sales — Impala Offtake Agreement.”

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“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing which is sufficient to assume geological and grade or quality continuity between points of observation.

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“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve.

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“Investec” means Investec Bank Limited, a limited liability public company, registered in and incorporated under the laws of South Africa.

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“Investec Revolving Commodity Facility” means the revolving commodity facility available to us pursuant to the Investec Revolving Commodity Facility Agreement.

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“Investec Revolving Commodity Facility Agreement” means the amended and restated revolving commodity facility agreement entered into between PPM, the Company and Investec dated March 31. 2017 (as amended from time to time). For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Indebtedness — Investec Revolving Commodity Facility Agreement.”

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“Kell Process Technology” means a hydrometallurgical concentrate processing technology that Kelltech has exclusive license to use and to sublicense in the countries of the SADC region (excluding Comoros and Mauritius).

v

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“Kellplant” means Kellplant Proprietary Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. Kellplant is a wholly-owned subsidiary of KTSA. For more information, see “Prospectus Summary — Our corporate structure.”

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“Kell Processing Plant” means the 110 ktpa concentrate processing plant that utilizes the Kell Process Technology to process concentrate from our mining operations as well as from third parties into PGM metals that Kellplant intends to develop.

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“Kelltech” means Kelltech Limited, a private company limited by shares, registered in and incorporated under the laws of Mauritius. We hold a 50% interest in Kelltech. The remaining 50% interest in Kelltech is held by Lifezone, the developer and owner of the Kell Process Technology. For more information, see “Prospectus Summary — Our corporate structure” and “Business — Investment in Kelltech.”

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“koz” means thousand troy ounces.

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“Kruidfontein” means the region encompassing the Kruidfontein farm, remainder and portions 1 and 2 of the Middelkuil farm and remainder and portions 1 and 2 of the Modderkuil farm. For more information, see “Description of Projects — Kruidfontein Project.”

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“Kruidfontein farm” means the farm Kruidfontein 40JQ, located on the Western Limb.

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“Kruidfontein Project” means our exploration stage PGM project to mine the Kruidfontein region. The Kruidfontein Project envisages production from an underground mine serviced by a twin vertical shaft system. For more information, see “Description of Projects — Kruidfontein Project.”

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“Kruidfontein Technical Report Summary” means the Technical Report Summary relating to the Kruidfontein Project prepared for the Company and issued effective at June 30, 2021 by SRK Consulting.

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“ktpa” means thousand tonnes per annum.

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“ktpm” means thousand tonnes per month.

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“KTSA” means Kelltechnology South Africa (RF) Proprietary Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. Kelltech holds a 66.66% interest in KTSA, with the remaining 33.33% interest being held by the IDC, a shareholder of the Company. For more information, see “Prospectus Summary — Our corporate structure.”

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“Lesetlheng Community” means the direct descendants of the 13 original occupiers of the Wilgespruit farm who constitute a community as contemplated in section 1 of the Interim Protection of Informal Land Rights Act 31 of 1996 (“IPILRA”) and whose members were recognised by the Constitutional Court of South Africa as holders of informal land rights held in terms if IPILRA in the Wilgespruit farm, in the courts judgment in the matter of Maledu and Others v Itereleng Bakgatla Minerals Resources Proprietary Limited dated October 25, 2018.

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“Magazynskraal” or “Magazynskraal farm” means the farm Magazynskraal 3 JQ. A portion of the Eastern Underground Block is located in the Magazynskraal region. The remainder of the Eastern Underground Block is located in the Sedibelo East region. For more information, see “Description of Projects — P-S-M Project.”

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“mbs” means metres below surface.

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“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing which is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or a Probable Mineral Reserve.

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“Merensky Reef” means the Merensky Reef, a layer of the Bushveld Complex.

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“Middelkuil farm” means the farm Middelkuil 8JQ, located on the Western Limb.

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“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include applications of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

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“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such a form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

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“Modderkuil farm” means the farm Modderkuil 39JQ, located on the Western Limb.

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“Moz” means million troy ounces.

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“Mphahlele Project” means our development stage underground PGM project on the M’Phatlele farm, which is located on the northern part of the Eastern Limb. For more information, see “Description of Projects — Mphahlele Project.”

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“M’Phatlele farm” means the farm Locatie van M’Phatlele 457KS, located on the Eastern Limb.

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“Mphahlele Technical Report Summary” means the Technical Report Summary relating to the Mphahlele Project prepared for the Company and issued effective at June 30, 2021 by SRK Consulting.

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“Mtpa” means million tonnes per annum.

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“MW” means a million watts.

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“ore” means that part of the mineralized horizon that can be economically extracted. It includes amounts of non-mineralized material that are in direct contact with the mineralized portion and which must, of necessity due to the mining method, also be removed in order to win the mineralization.

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“PGM” means a platinum group metal. The six PGMs are ruthenium (Ru), rhodium (Rh), palladium (Pd), osmium (Os), iridium (Ir), and platinum (Pt).

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“Pilanesberg Platinum Mine” means our PGM-producing open pit mine complex located on the Western Limb, primarily within the Tuschenkomst farm. For more information, see “Description of Projects — P-S-M Project.”

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“PPM” means Pilanesberg Platinum Mines Proprietary Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. PPM is a wholly-owned subsidiary of the Company. PPM holds the mining right over the area where the Pilanesberg Platinum Mine currently operates.

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“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve.

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“Proved Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors.

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“P-S-M Project” means all of our existing and planned mining activities on the Western Limb, excluding the Kruidfontein Project. The P-S-M Project envisages the integrated production from the existing and operational Pilanesberg Platinum Mine (West Pit) with planned production from the East Pit, Central Underground Block and East Underground Block, within the contiguous Tuschenkomst, Wilgespruit and Magazynskraal farms. For more information, see “Description of Projects — P-S-M Project.”

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“P-S-M Technical Report Summary” means the Technical Report Summary relating to the P-S-M Project prepared for the Company and issued effective at June 30, 2021 by SRK Consulting.

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“PUP Reef” means the Merensky Reef Potholed to Upper Pseudo Reef.

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“Richtrau” means Richtrau No.123 (Proprietary) Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. Richtrau is a wholly-owned subsidiary of the Company. Richtrau holds the mining right over Magazynskraal mining area.

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“RoM” means run-of-mine — usually ore produced from the mine for delivery to the processing plant.

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“SADC” means Southern African Development Community. Its member states comprise South Africa, Angola, Botswana, Comoros, Democratic Republic of Congo, Eswatini, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, Seychelles, Tanzania, Zambia and Zimbabwe.

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“SADC License Area” means the countries of the SADC where Kelltech has exclusive license to use and sublicense the Kell Process Technology. The SADC License Area consists of all of the member states of the SADC, excluding Comoros and Mauritius.

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“Sedibelo Central” means the region of the Wilgespruit farm in which the East Pit and the Central Underground Block are located. For more information, see “Description of Projects — P-S-M Project.”

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“Sedibelo East” means the region of the Wilgespruit farm in which a portion of the Eastern Underground Block is located. The remainder of the Eastern Underground Block is located on the Magazynskraal farm. For more information, see “Description of Projects — P-S-M Project.”

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“tailings” means the waste materials (residue) produced by a mineral processing facility after extraction of valuable materials.

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“Technical Report Summaries” means, collectively, the P-S-M Technical Report Summary, the Mphahlele Technical Report Summary and the Kruidfontein Technical Report Summary.

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“tonne” or “t” means a metric tonne, i.e. 1,000 kilograms.

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“Triple Crown Properties” means the mining areas of Sedibelo Central and East, Magazynskraal and Kruidfontein located on the Western Limb of the Bushveld Complex. The P-S-M Technical Report Summary includes the development of Sedibelo Central and East and Magazynskraal, but not Kruidfontein.

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“Tuschenkomst farm” means the farm Tuschenkomst 135JP, located on the Western Limb.

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“UG2 Reef” means the Upper Group 2 Reef, a layer of the Bushveld Complex.

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“West Pit” means our operating opencast PGM mine on the Pilanesberg Platinum Mine complex. For more information, see “Description of Projects — P-S-M Project.”

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“Western Limb” means the western limb of the Bushveld Complex.

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“Wilgespruit farm” means the farm Wilgespruit 2JQ, located on the Western Limb.

South African regulatory terms
The following is a glossary of certain terms used in this prospectus applicable to South African mining, environmental, labor, land expropriation, exchange control and data protection legislation and regulations. For more information, see “Risk Factors” and “Regulatory Overview.”
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“2004 Mining Charter” means the mining charter published in the South African Government Gazette on August 13, 2004.

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“2010 Mining Charter” means the mining charter published in the South African Government Gazette on September 20, 2010.

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“2015 Financial Provisioning Regulations” means the Regulations pertaining to the Financial Provisions for Prospecting, Exploration, Mining or Production Operations, 2015, in terms of NEMA, published in the South African Government Gazette GNR 1147 of 20 November 2015.

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“2018 Mining Charter” means the mining charter published in the South African Government Gazette on September 27, 2018.

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“2021 Financial Provisioning Regulations” means the Proposed Regulations Pertaining to Financial Provisions for the Rehabilitation and Remediation of Environmental Damage caused by Reconnaissance, Prospecting, Exploration, Mining or Production Operations, August 27, 2021.

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“B-BBEE” means Broad-Based Black Economic Empowerment.

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“B-BBEE Act” means the Broad-Based Black Economic Empowerment Act No. 53 of 2013 (as amended from time to time).

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“B-BBEE Codes” means the B-BBEE Amended Codes of Good Practice, as published by the Minister of Trade and Industry from time to time.

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“BCEA” means the South African Basic Conditions of Employment Act No. 75 of 1997 (as amended from time to time).

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“BCEA Amendment Act” means the Basic Conditions of Employment Amendment Act No. 7 of 2018 (as amended from time to time).

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“Carbon Tax Act” means the South African Carbon Tax Act No. 15 of 2019 (as amended from time to time).

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“CMA” means the Common Monetary Area consisting of South Africa, the Republic of Namibia, the Kingdom of Lesotho and the Kingdom of Eswatini.

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“CO2e” means the carbon dioxide equivalent of a taxpayer’s greenhouse gas emissions.

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“COIDA” means the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993 (as amended from time to time).

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“DFFE” means the South African Department of Forestry, Fisheries and the Environment.

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“DMRE” means the South African Department of Mineral Resources and Energy.

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“Draft 18th Amendment” means the Draft Constitution Eighteenth Amendment Bill, 2019.

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“DWS” means the Department of Water and Sanitation.

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“Environmental Laws” means common law duties and rules, national, provincial and municipal legislation (including regulations and other subsidiary legislation), including the National Environmental Management Act 107 of 1998, specific environmental management Acts and other laws that are concerned with the protection or rehabilitation of the environment (as defined in NEMA), the use of natural resources (including land), and the maintenance of an environment conducive to human health and well-being;

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“EA” means an Environmental Authorization.

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“EEA” means the South African Employment Equity Act No. 55 of 1998 (as amended from time to time).

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“EIA Regulations, 2014” means the Environmental Impact Assessment Regulations contained in GNR.982-985 of 4 December 2014 (as amended from time to time).

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“EMPr” means Environmental Management Programme Report.

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“Enforcement Committee” means the committee established by the Information Regulator to whom the Information Regulator submits complaints or other matters for consideration, a finding and a recommendation in respect of the proposed action to be taken by the Information Regulator against a person that has failed to comply with POPI;

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“Environmental Minister” means the South African Minister of Forestry, Fisheries and the Environment.

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“Exchange Control Regulations” means the South African Exchange Control Regulations, 1961 (as amended from time to time) as promulgated in terms of section 9 of the South African Currency and Exchanges Act No. 9 of 1933.

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“Expropriation Act” means the South African Expropriation Act No. 63 of 1975 (as amended from time to time).

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“Expropriation Bill” means the South African Expropriation Bill 2019.

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“HDSAs” means historically disadvantaged South African persons or category of persons or community disadvantaged by unfair discrimination before the South African Constitution came into operation, as that term is defined in the Mining Charter, who are the beneficiaries of B-BBEE.

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“Immigration Act” means the South African Immigration Act No. 13 of 2002 (as amended from time to time).

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“Information Regulator” means the administrative authority created in terms of POPI that is responsible for administering and enforcing compliance with POPI.

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“Labour Laws Amendment Act” means the South African Labour Laws Amendment Act No. 10 of 2018 (as amended from time to time).

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“Labour Minister” means the South African Minister of Employment and Labour.

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“Land Reform (Labour Tenants) Act” means the South African Land Reform (Labour Tenants) Act No. 3 of 1996 (as amended from time to time).

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“Labour Relations Act” means the South African Labour Relations Amendment Act amended the Labour Relations Act No. 66 of 1995 (as amended from time to time).

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“Labour Tenant” as defined in the Land Reform (Labour Tenants) Act, means people who live or have the right to live on a farm, or had parents or grandparents who worked on a farm in return for living there.

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“MHSA” means the South African Mine Health and Safety Act No. 29 of 1996 (as amended from time to time).

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“MHSI” means the Mine Health and Safety Inspectorate, with the duty to enforce the MHSA and conduct investigations and inquiries into work-related injuries, fatalities and dangerous occurrences.

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“Minerals Act” means the South African Minerals Act No. 50 of 1991 (as amended from time to time).

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“Minerals Council” means the Minerals Council South Africa, a South African mining-industry employer organization previously known as the Chamber of Mines.

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“Mining Charter” means the Broad Based Socio Economic Empowerment Charter for the South African mining industry (together with the Charter Scorecard), published in terms of the provisions of section 100(2)(a) of the MPRDA (as amended from time to time).

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“Mining Codes” means the Codes of Good Practice for the Minerals Industry published (under General Notice 446 in Government Gazette 32167 of 29 April 2009) in terms of section 100(1)(b) of the MPRDA (as amended from time to time).

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“Minister of Finance” means the South African Minister of Finance.

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“Minister of Mineral Resources and Energy” means the South African Minister of Mineral Resources and Energy.

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“MPRDA” means the South African Mineral and Petroleum Resources Development Act No. 28 of 2002 (as amended from time to time).

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“MPRDA Regulations” means the regulations published (under General Notice R527 in Government Gazette 26275 of 23 April 2004) in terms of section 107 of the MPRDA (as amended from time to time).

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“MPRDB” means the Mineral and Petroleum Resources Development Amendment Bill, B15-2013, being the proposed amendment bill to the MPRDA.

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“MPTRO” means the South African Mining and Petroleum Titles Registration Office.

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“MWP” means a mining work program.

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“NEMA” means the South African National Environmental Management Act No. 107 of 1998 (as amended from time to time).

x

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“NEMA Amendment Act” means the South African National Environmental Management Laws Amendment Act, No. 25 of 2014 (as amended from time to time).

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“NEMAQA” means the South African National Environmental Management: Air Quality Act No. 39 of 2004 (as amended from time to time).

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“NEMBA” means the South African National Environmental Management: Biodiversity Act 10 of 2004 (as amended from time to time).

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“NEMLAA4” means the National Environmental Management Laws Amendment Bill (B14D-2017).

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“NEMWA” means the South African National Environmental Management: Waste Act No. 59 of 2008 (as amended from time to time).

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“NERSA” means the South African National Energy Regulator of South Africa.

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“NHRA” means the South African National Heritage Resources Act No. 25 of 1999 (as amended from time to time).

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“NMWA” means the South African National Minimum Wage Act No. 9 of 2018 (as amended from time to time).

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“NOMR” means New Order Mining Right.

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“NOPR” means New Order Prospecting Right.

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“NWA” means the South African National Water Act No. 36 of 1998 (as amended from time to time).

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“ODIMWA” means the South African Occupational Diseases Mines and Works Act No. 78 of 1973 (as amended from time to time).

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“OHSA” means the South African Occupational Health and Safety Act No. 85 of 1993 (as amended from time to time).

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“POPI” means the South African Protection of Personal Information Act 4 of 2013 (as amended from time to time).

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“Restitution of Land Rights Act” means the South African Restitution of Land Rights Act No. 22 of 1994 (as amended from time to time).

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“Restitution of Land Rights Amendment Act” means the South African Restitution of Land Rights Amendment Act No. 15 of 2014 (as amended from time to time).

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“Royalty Act” means the South African Mineral and Petroleum Resources Royalty Act No. 28 of 2008 (as amended from time to time).

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“Skills Development Act” means the South African Skills Development Act No. 97 of 1998 (as amended from time to time).

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“SLP” means a social and labor plan.

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“UIF” means the Unemployment Insurance Fund established in terms of the Unemployment Insurance Act.

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“Unemployment Insurance Act” means the Unemployment Insurance Act No. 63 of 2001 (as amended from time to time).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statements
Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.
We present in this prospectus the Group’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, including the notes thereto, which we refer to herein as “our audited annual consolidated financial statements.”
Our audited annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. There could be significant differences between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”), as applied to us. We neither describe the differences between IFRS and U.S. GAAP nor reconcile our IFRS financial statements to U.S. GAAP. Accordingly, such information is not available to investors, and investors should consider this in making their investment decision.
Items included in the financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Our main operating subsidiaries’ functional currency is the South African rand. Our audited annual consolidated financial statements are presented in U.S. dollars (the “presentation currency”). The results and financial position of all the entities that have a functional currency different from the presentation currency are translated as follows:
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assets and liabilities are translated at the closing rate at the applicable reporting date;

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income and expenses are translated at the average exchange rate for the applicable period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

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equity transactions are translated using the exchange rate at the date of the transaction; and

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all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation from the functional currency to the presentation currency are recognized in other comprehensive income.
EBITDA
We define EBITDA (earnings before interest, taxation, depreciation and amortization) as profit (loss) for the year, adjusted for income tax (credit) expense, depreciation and amortization and net finance costs.
EBITDA is also disclosed in our audited annual consolidated financial statements, as management and the Chief Operating Decision Maker (CODM) use this measure in evaluating the operating performance of the Company’s single operating segment, which is the mining operations in South Africa. The reconciliation of EBITDA to consolidated profit (loss) for the year is included in note 20 to our audited annual consolidated financial statements, as well as in the section “Prospectus Summary — Summary consolidated financial and other data.”
Headline earnings per share
Headline earnings per share (“HEPS”) has been calculated and disclosed in accordance with the JSE Listings Requirements, and in terms of circular 1/2019 issued by the South African Institute of Chartered Accountants (SAICA). Disclosure of HEPS is not a requirement of IFRS, but it is a commonly used measure of earnings per share in South Africa that is more closely aligned to the operating activities of the entity. HEPS is calculated as headline earnings, which consists of profit (loss) after tax attributable to ordinary equity holders adjusted for amounts recognized in profit or loss relating to any change (whether realized or unrealized) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability (all net of related tax and non-controlling interests) as defined in circular 1/2019, divided by the weighted average number of ordinary shares in issue during the year.
As discussed above, HEPS is required to be disclosed in our audited annual consolidated financial statements pursuant to the JSE Listings Requirements. Accordingly, it is not considered to be non-IFRS measures, in accordance with item10(e)(5) of Regulation S-K.
For a reconciliation of a reconciliation of headline earnings (loss) to profit (loss) for the year attributable to owners of the Company, see “Prospectus Summary — Summary consolidated financial and other data.”
Non-IFRS financial measures
We have disclosed certain non-IFRS financial measures in this prospectus, including Adjusted EBITDA, net debt and cash cost of operations. These non-IFRS financial measures are used as measures of liquidity and performance by our management and should not be considered as measures of liquidity and financial performance in accordance with IFRS. You should only rely on non-IFRS financial measures in a supplemental manner when making your investment decision. There is no standard definition of non-IFRS financial measures, and our definitions of any such non-IFRS financial measures may not be comparable to those used by other companies.
Adjusted EBITDA
We define Adjusted EBITDA as EBITDA, excluding the impact of foreign exchange gain (loss) for the year, which relates to realized and unrealized foreign exchange rate variances recognized in the statement of profit (loss).
Adjusted EBITDA is presented as a supplemental financial measurement in the evaluation of our business. Because Adjusted EBITDA excludes certain non-cash charges and other items that we believe are not representative of our core business operations, we believe that the presentation of this financial measure helps investors to assess our operating performance from period to period and enhances understanding of our financial performance and highlights operational trends. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies.
However, the measurement of Adjusted EBITDA in this prospectus may not be comparable to that of other companies in our industry, which limits its usefulness as a comparative measure. In addition, Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for net profit (loss) for the year or any other measure of financial performance reported in accordance with IFRS or as a measure of operating cash flows or liquidity, since it does not reflect certain costs involved in operations, such as finance expenses, taxes, depreciation, capital expenses and other related costs, any of which may have a significant effect on profit (loss) for the year.
For more information about Adjusted EBITDA, including its reconciliation to profit (loss) for the year, see “Prospectus Summary — Summary Consolidated Financial and Other Data — Non-IFRS Financial Measures and Reconciliations.”
Net debt
We define net debt as total borrowings (long-term borrowings, short-term borrowings plus the amount outstanding under the Investec Revolving Commodity Facility Agreement) less cash and cash equivalents (excluding restricted cash and cash equivalents). Net debt is presented as a supplemental financial measurement in the evaluation of our business. However, net debt is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for total borrowings or any other measure of liquidity reported in accordance with IFRS. For a reconciliation of net debt to total borrowings, see “Prospectus Summary — Summary consolidated financial and other data — Non-IFRS financial measures and reconciliations.”
Cash cost of operations
We define cash cost of operations as cost of operations adjusted for depreciation and amortization of operating assets and inventory adjustments. We define cash cost of operations per ounce as cash cost of operations divided by 4E ounces dispatched and sold.

Cash cost of operations is presented as a supplemental financial measurement in the evaluation of our business. Because cash cost of operations excludes certain non-cash charges that we believe are not representative of our core business operations, we believe that the presentation of this financial measure helps investors to assess our operating performance from period to period and enhances understanding of our financial performance and highlights operational trends.
However, the measurement of cash cost of operations in this prospectus may not be comparable to that of other companies in our industry, which limits their usefulness as comparative measures. In addition, cash cost of operations is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for cost of operations. For a reconciliation of cash cost of operations to cost of operations, see “Prospectus Summary — Summary consolidated financial and other data — Non-IFRS financial measures and reconciliations.”
Volume information
All tonnage information in this prospectus is expressed in metric tonnes and all references to ounces are to troy ounces, in each case, unless otherwise specified.
Market and industry data
Unless otherwise indicated, information contained in this prospectus concerning our industry, including market opportunity and market size, is based on information from various sources, including the CRU Report, public information and publications on the industry prepared by official public sources and private sources, such as the London Metal Exchange and Johnson Matthey. This information involves a number of assumptions and limitations. While we believe the market opportunity and market size information included in this prospectus is generally reliable, such information is merely an estimate and an approximation. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
Brands
This prospectus includes trademarks, service marks, trade names and trade dress of other companies and are the property of their respective owners. Use or display by us of other parties’ trademarks, service marks, trade names or trade dress or products is not intended to, and does not imply a relationship with or endorsement or sponsorship of us by, the trademark, service mark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to trademarks, service marks, trade names and trade dress in this prospectus without the ® and ™ symbols, but these references are not intended to indicate in any way that we will not assert our rights to our trademarks, service marks, trade names and trade dress to the fullest extent under applicable law.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
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our reliance on the Pilanesberg Platinum Mine;

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our reliance on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate;

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fluctuations in the market price and demand for PGMs;

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the impact of the current global COVID-19 pandemic;

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potential material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we ultimately recover;

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risks and uncertainties related to the development of our mineral projects into commercially viable mines and the economic viability of PGM deposits;

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our ability to successfully implement our business strategy and operational plans;

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substantial capital expenditures requirements and risks associated with such capital expenditures;

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requirements for additional capital;

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our lack of operating experience with respect to underground mines;

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our ability to commission and deploy the Kell Process Technology, on a timely basis, on budget and on commercial scale;

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risks related to the highly speculative nature of our PGM exploration projects;

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material weaknesses in our internal control over financial reporting;

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actual and potential supply chain shortages and increases in the prices of production inputs;

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availability of sufficient electricity and water supply;

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unexpected operational accidents and natural disasters, unplanned breakdowns or statutorily mandated modifications or stoppages;

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our ability to attract and retain personnel;

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availability of third-party providers and contractors;

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competition in the mining industry for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services;

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our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights;

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regulatory and expropriation risks;

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the possibility of the DMRE granting competing rights to third parties;

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labor unrest, union action, strikes and compliance with labor legislation;

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Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations

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our compliance with environmental, social and governance requirements and regulations, including B-BBEE and the regulation of GHG emissions and water use, in South Africa and globally;

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costs of reclamation and mine closure;

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theft of PGM concentrate and production inputs;

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failure of a tailings storage facility;

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economic, political and social instability in South Africa;

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a further downgrade in South Africa’s credit rating;

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fluctuations in the value of the United States dollar relative to the South African rand;

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South African Exchange control regulations; and

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other risk factors discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES
Information concerning our mineral properties in the Technical Report Summaries and in this prospectus includes information that has been prepared in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K which became widely applicable on January 1, 2021. These standards differ significantly from the previously applicable disclosure requirements of Industry Guide 7 in that mineral resource information was not permitted. Mineral Resources and Mineral Reserves herein have been estimated in accordance with the SAMREC Code (2016 Edition) which is consistent with the provisions of subpart 1300 of Regulation S-K.
Under SEC standards, mineralization, such as Mineral Resources, may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the Mineral Reserve determination by a qualified person as defined by subpart 1300 of Regulation S-K. The term “economically,” has been interpreted to mean that profitable extraction or production has been established or analytically demonstrated in a pre-feasibility or feasibility study to be viable and justifiable under reasonable investment and market assumptions. The term “legally” as it relates to the definition of Mineral Reserves, has been interpreted not to imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a Mineral Reserve to exist, we must have a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with our current proposed mine plans.
You are further cautioned that, except for that portion of Mineral Resources classified as Mineral Reserves, Mineral Resources do not have demonstrated economic value. Inferred Mineral Resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Estimates of Inferred Mineral Resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an Inferred Mineral Resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be upgraded to Mineral Reserves, as defined by the SEC.
Internal controls and material assumptions
Our quality assurance/quality controls (“QA/QC”) protocols involve the use of standard practice procedures for sample collection and include oversight by experienced geological staff during data collection. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material and field duplicate sampling. All exploration sample analysis are carried out by independent laboratories. For data verification, staff members observed drill hole locations and orientations, inspected drill cores and compared to logs and analytical results, observed core intake, visited outcrops and discussed with on-site geologists, including reviewing working maps and cross-sections. Inherent risks in quality control include potential sample contamination, among others.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision, and we urge you to read this entire prospectus carefully, including the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited annual consolidated financial statements included elsewhere in this prospectus, before deciding to invest in our ordinary shares.
Our business
We are an established South African producer of platinum group metals (“PGMs”), with a portfolio of high-quality PGM growth projects and an exclusive license within a majority of the Southern African Development Community (“SADC”) region for a next-generation processing technology that we believe will facilitate the production of finished metal with a lower environmental impact than traditional smelting. For the year ended December 31, 2020, we produced and sold 129 koz of platinum, palladium, rhodium and gold (collectively “4E”). According to the Technical Report Summaries, our production is forecast to grow by 216% to 407 koz 4E per annum in 2030.
We currently operate the Pilanesberg Platinum Mine on the Western Limb of the Bushveld Complex, an open pit mining operation which commenced production in March 2008. The Bushveld Complex is a well-established producing region for PGMs, which according to CRU contained approximately 91% of the world’s PGM-bearing ore in 2020 and represented 70%, 34%, and 78% of global platinum, palladium and rhodium production in 2020, respectively.
We are advancing two high quality PGM expansion projects: (1) the development of the Triple Crown Properties, a wholly-owned brownfield expansion of the Pilanesberg Platinum Mine, including a new underground section of the mine to allow us to access attractive mineral resources; and (2) the greenfield Mphahlele Project on the Eastern Limb of the Bushveld Complex, in which we hold a 75% interest. We believe these projects are high quality as they are higher grade than our existing operations and shallower than the underground mines of our competitors. Further, we believe that our ability to leverage our existing Pilanesberg Platinum Mine footprint and regional (third party and owned) infrastructure will make these new projects very capital efficient. According to the Technical Report Summaries, our Western Limb properties and Eastern Limb properties are forecast to result in steady-state average production of 275 koz and 146 koz 4E per annum from 2030 to 2040, respectively.
Currently, substantially all of our PGM in concentrate is sold to a third party for conversion into finished metal through an energy intensive traditional smelting process. Going forward, we plan to forward integrate to process our PGMs independently. Through our 50% holding in Kelltech, we are in the process of developing a 110 ktpa Kell Processing Plant to be located near our existing Pilanesberg Platinum Mine operations. We expect that the Kell Processing Plant will process our concentrate into metal using a more environmentally-friendly hydrometallurgical process as compared to traditional smelting. The Kell process follows four basic sequential steps, all of which are well-proven and commonly used in the metallurgical industry and provide high recoveries of base and precious metals. Our Kell Processing Plant will be the first of its kind at commercial scale, but we believe the success of the technology has already been well established.
We are committed to operating our business and engaging with our community in line with industry best-practice Environmental. Social and Governance (“ESG”) principles, which include plans to: (1) align our business with the United Nations Sustainable Development Goals; (2) prepare our annual financial reports in accordance with the Global Reporting Initiative Standards, which assist companies in communicating and disclosing their impacts on inter alia environmental issues, human rights and corruption; (3) register to participate in voluntary disclosure programs, such as the Church of England Tailings Disclosure Programme; (4) strengthen our environmental management at our operations to comply with the IFC Performance Standards on Environmental and Social Sustainability; and (5) procure a dedicated supply of renewable energy for our operations. To this end we have appointed a Chief ESG Officer effective December 1, 2021. To date, we have significantly improved our safety and environmental performance since 2011 through enhanced controls and procedures with no major reportable incidents for over three years. We are an active participant in our local community, who comprised approximately 63% of our workforce as of July 31, 2021 and represents a key 26% shareholder of the Company through the Tribal Authority structure. The local community is an essential partner for the success of our business and our continuous focus on the wellbeing of our work force has helped us achieve over six million fatality-free shifts worked over the past twelve years. In addition, we successfully negotiated with a farming community which occupied a portion of the Wilgespruit farm to gain full access to our mining properties. This has been an invaluable experience and has deepened our ability to work with a range of community stakeholders. We are actively evaluating ways we can further improve our environmental and carbon footprint, including the possibility of building solar plants at both the Pilanesberg Platinum Mine and Mphahlele and the use of alternate fuel sources both in the processing plants and in our mining vehicles, to reduce or eliminate our reliance on grid electricity and diesel.
We are led by a strong management team, with extensive experience working together to build and operate PGM assets in South Africa, as well as in underground and open pit mining. Our Chief Executive Officer Erich Clarke, Chief Financial Officer, Elmarie Maritz, Chief Operating Officer, Casper Badenhorst, Executive Corporate Affairs and Human Capital, Christian Phephenyane, and other members of our senior management team, have managed our business since 2014 and bring expertise from other notable PGM operators in South Africa, including Lonmin plc, Northam Platinum Limited, Anglo American Platinum Limited and Impala.
For the year ended December 31, 2020, we:
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produced and sold 128.8 koz 4E, consisting of 82.1 koz, 34.1 koz, 9.8 koz and 2.8 koz of contained platinum. palladium, rhodium and gold, respectively, in the form of concentrate;

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generated revenue of US$278 million; and

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incurred cost of operations of US$156 million and managed down costs through the down cycle.

Our competitive strengths
We believe that we have the following competitive strengths:
Established operator with a long track record of safe production and continuous improvement
Our Pilanesberg Platinum Mine operations commenced production in March 2008 and have operated continuously since then. Since 2009, we have produced more than 1.4 Moz 4E in concentrate. We operate in an established mining jurisdiction that benefits from existing infrastructure and access to a highly skilled local labor force. We have grown annual 4E production to 128.8 koz in 2020 and reduced operating costs by 39% from 2012 levels while maintaining zero fatalities, through a range of initiatives including:
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12% improvement in 4E production per employee (compared with 2012);

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enhanced supervisory, technical and safety, health, environment and quality (“SHEQ”) skills to deliver 6 million fatality free shifts worked;

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consolidated regional operations and mineral deposits into the Pilanesberg Platinum Mine;

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commissioned a tailings scavenging plant in 2016 to increase recoveries; and

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added a chromite recovery plant in 2017 to increase by-product production.

We expect a step-change increase in scale driven by a portfolio of high quality, low cost PGM projects
We are developing incremental PGM production that is expected to grow production 216% from 129 koz 4E in 2020 to 407 koz 4E in 2030 based on the Technical Report Summaries, between our Western Limb and Eastern Limb operations. The material assumptions underlying our production growth forecast include material increases to our capital and operating expenditures, as well as estimates of mineral reserves and resources and commodity price and exchange rate forecasts, amongst others. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Principal factors affecting our financial condition and results of operations — Capital expenditures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital

expenditures” and “Description of Projects.” We believe our development projects benefit from some of the highest quality ore bodies in the region due to their relatively high grade, shallow depth and close proximity (contiguous projects).
Our underground PGM operations are expected to be among the shallowest in South Africa, which avoids the need for vertical shafts that are both capital and time intensive to develop. We believe our Triple Crown Properties represents one of the lowest cost sources of growth in the PGM sector due to its shallow depth and our ability to leverage existing surface infrastructure. Ore from our Triple Crown Properties will be processed through our existing Pilanesberg Platinum Mine concentrator, significantly reducing capital costs and accelerating our development timeline. In September 2021, we secured access via the Wilgespruit farm, facilitating direct access to our planned mining area, which we estimate will save a further US$154 million in development capital. Additionally, the development of our Triple Crown Properties benefits from an expedited regulatory approval process as we are able to apply the existing Pilanesberg Platinum Mine environmental permits and mining rights to the development of these properties.
Our Mphahlele Project is located near to existing third-party operations that mine and process ore with similar characteristics. The project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. Established towns of Polokwane and Mokopane (respectively 50 km and 70 km away) provide urban amenities and sources of skilled and unskilled labor. Bulk raw water and power supplies for the project are readily available. The shallow nature of the underground mining operation, supported by existing infrastructure in the area is expected to reduce the time from the start of development to first production.
Strong growth profile is supported by significant mineral resources
Our Western Limb properties (excluding Kruidfontein) and Eastern Limb properties are expected to exploit our significant Mineral Resource base, representing approximately 46.1 Moz of our total of 77.4 Moz contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) attributable to the Company at June 30, 2021. According to the P-S-M Technical Report Summary, our Western Limb properties (excluding Kruidfontein) contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) of 34.5 Moz at June 30, 2021 (all of which are attributable to the Company), which we believe will facilitate an extension beyond the current 10 year life-of-mine of our existing PPM operations. According to the Mphahlele Technical Report Summary, our Eastern Limb properties contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) attributable to the Company of 11.6 Moz at June 30, 2021.
Furthermore, we may pursue the Kruidfontein Project after developing the Central Underground Block and the Eastern Underground Block, which we expect would further extend the life-of-mine of our overall Western Limb operations. According to the Kruidfontein Technical Report Summary, Kruidfontein contained Inferred 4E in-situ Mineral Resources of 31.3 Moz at June 30, 2021 (all of which are attributable to the Company).
We anticipate that during the period from 2030 to 2040, steady-state production will average 275 koz 4E per annum at our Western Limb properties (excluding Kruidfontein) and 146 koz 4E per annum at our Eastern Limb properties.
Direct, first-mover access to proprietary Kell Process Technology driving “greener” PGM production
The Kell Process Technology is a “green” hydrometallurgical process alternative to traditional smelting, and its use eliminates the most environmentally-harmful step of metal production. Specifically, the Kell Process Technology uses less electricity, does not use cyanide, has lower water consumption and produces lower greenhouse gas emissions than the traditional PGM smelting process. We believe that the Kell Process Technology also provides us an attractive ability to recover higher amounts of metals that would otherwise accrue to the smelter processing our concentrate or incur chrome penalties on SADC concentrates. Kelltech has contracted exclusive rights to use and sub-license the Kell Process Technology in the SADC License Area. We completed an updated definitive feasibility study in the fourth quarter of 2020 for a 110 ktpa Kell Processing Plant at the Pilanesberg Platinum Mine to process PGM concentrates. The first Kell Processing Plant is expected to commence production of PGM metal in 2024 and is expected to process concentrates from the entirety of our Western Limb operations. KTSA’s ability to sub-license the Kell Process

Technology will allow third party facilities in the SADC License Area to use the process, for which we will have the ability to earn royalties pro rata for our 50% shareholding in Kelltech.
Strong cash generation to self-fund our growth pipeline
We believe our capital efficient development growth plan for the Western Limb (i.e., P-S-M Project), Eastern Limb (i.e., Mphahlele Project) and Kell Processing Plant can be funded with limited external capital. According to the Technical Report Summaries, cash from operations is forecast to exceed our development expenditures for our P-S-M and Mphahlele Projects. In addition, development expenditures for the Kell Processing Plant are not included in the Technical Report Summaries and represent incremental expenditures. For further details about our expected capital costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal factors affecting our financial condition and results of operations — Capital expenditures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital expenditures” and “Description of Projects.” We expect to meet our funding requirements for our P-S-M Project, Mphahlele Project and Kell Processing Plant with cash from our balance sheet, including proceeds from this offering, reinvestment of future P-S-M cash flows and debt facilities.
Proven commitment to industry best-practice ESG principles
We are committed to delivering industry best-practice environmental and safety performance, local community development and strong corporate governance. We have reduced minor environmental incidents by 85% since 2015 with no reportable environmental incidents since 2017. Our local community is a 26% shareholder and represents approximately 63% of our workforce as of July 31, 2021. We believe the Kell Process Technology can deliver an improved environmental footprint for our industry given lower energy consumption and reduced greenhouse gas emissions. In addition, we have recently appointed a Chief ESG Officer to strengthen our capacity in this area. This decision underlines our commitment to placing ESG at the center of our business.
Highly experienced management team with an established track record at the same organizations
Our management team has extensive experience working together to build and operate PGM assets in South Africa, and at Sedibelo specifically. Our Chief Executive Officer, Erich Clarke, Chief Financial Officer, Elmarie Maritz, Chief Operating Officer, Casper Badenhorst, Executive Corporate Affairs and Human Capital, Christian Phephenyane and our senior management team, have managed our business since 2014. Core members of our operational management team have extensive experience in the PGM sector having worked together for more than 10 years, bringing expertise from other operators including Lonmin plc, Northam Platinum Limited, Anglo American Platinum Limited and Impala.
Our business strategies
Our objective is to maximize shareholder value through capital efficient growth and deployment of the Kell Process Technology to facilitate greener metals production while adhering to industry best-practice ESG principles. Our key strategies to achieve this objective are described below:
Continue to drive efficiency and execution at our current open pit operations at the Pilanesberg Platinum Mine
Production at the East Pit is expected to commence in the first quarter of 2022. We expect to produce approximately 1 Moz 4E during the next seven years, predominantly from the open pit operations at our existing West Pit and the new East Pit.
Leverage our existing processing facilities at the Pilanesberg Platinum Mine to deliver capital efficient growth from our brownfield Triple Crown Properties
We expect the development of the East Pit and our attractive and low cost underground mine to further increase the scale and life-of-mine of our Western Limb operations. Once our underground operations are in production, for example, we plan to reconfigure our existing Merensky process plant to treat 160 ktpm of mostly UG2 material from the underground operations and the existing UG2 plant will then be used to process 67 ktpm of low grade stockpiled material.
Commission the initial 110 ktpa Kell Processing Plant to produce “green” PGM metal rather than PGM concentrate
Construction of the initial Kell Processing Plant is scheduled to begin in January 2022, and we expect to commission the plant in the fourth quarter of 2023. The Kell Processing Plant will allow us to process our PGM concentrate into PGM metal, increasing our share of the PGM value chain, eliminating our need to rely on the smelting operations of competing producers, and improving the environmental impact of PGMs metal production in South Africa. The P-S-M Technical Report Summary reflects the improved payable metal prices we expect to receive from processing our concentrate through the Kell Processing Plant. We intend to process both our own PGM concentrates as well as third-party concentrate.
License Kell Process Technology in the SADC License Area providing royalty income and expand the technologies’ application to other metals
We believe we are uniquely positioned to facilitate the evolution of our industry to a greener and more profitable higher-yielding production route. We have exclusive rights to sub-license the Kell Process Technology to other PGM concentrate producers in the SADC License Area with an addressable market of 3.6 Mtpa, equivalent to 33 of the capacity of our initial Kell Processing Plant. We are further evaluating the application of the Kell Process Technology on other traditionally complex ore types such as refractory gold deposits in East Africa. In exchange for third party use of the Kell Process Technology, we will have the right to receive a royalty income stream on future production.
Continue demonstrating our commitment to continuous strategic improvement
We are committed to the continuous evaluation of opportunities to improve and expand our operations. Potential strategic initiatives are at various stages in the evaluation process and include exploring the viability of using more sustainable and cleaner power sources, evaluating opportunities to develop our large mineral resource inventory which are not included in our current expansion projects, and optimizing the way in which we monetize our chromite and cobalt by-products.
Differentiate our greener PGM production with an increasingly carbon conscious customer base
We believe that the reduced environmental footprint of PGMs produced using the Kell Process Technology will lead to them being a preferred source of material for carbon conscious OEMs and consumers, which may lead to premium pricing over time as seen in other metals such as aluminum. PGMs play a critical role in reducing vehicle emissions and as catalysts in the growing hydrogen fuel cell market. We believe our PGM production process will further these decarbonization efforts.
Continuously improve our commitment to industry best-practice ESG principles
We are committed to making a positive impact on our local communities, our workforce and the environment in which we operate. We work closely with our local community which represents 63% of our workforce as of July 31, 2021 and holds an unencumbered 26% shareholding in the Company. We actively invest in our relationship through infrastructure projects, such as roads and medical facilities and promote local entrepreneurship. We have an excellent health and safety record and a well entrenched health and safety culture. We are committed to consistent improvements to our strong environmental performance through continued stringent compliance and through planned investments in the Kell Processing Plant.
Implement a robust capital allocation framework
We are committed to maximizing shareholder returns through a robust capital allocation framework that balances our strong production growth profile with returns of capital to shareholders. Following the substantial development of the Triple Crown Properties and the Mphahlele Project, we will continue to seek attractive opportunities to deploy capital but also believe that we will be in a position to return excess capital to our shareholders.

PGM industry overview
PGMs are essential inputs into the production of autocatalysts that transform harmful emissions from an engine’s combustion of gasoline or diesel, including carbon monoxide (“CO”), hydrocarbons (“HC”), nitrogen oxides (“NOx”) and particulate matter (“PM”) into less harmful substances. PGMs are also used to varying degrees in jewelry and general industrial use application as well as in the emerging hydrogen economy where they act as both a catalyst in the production of hydrogen from water and in the eventual conversion of hydrogen back into electricity.
The automotive sector, and in particular autocatalysts, dominate demand for rhodium and palladium. Platinum sees much more diverse consumer sectors, given its usage in jewelry and as an investment vehicle. According to CRU, as of 2021 autocatalysts comprise approximately 28% of the demand for platinum, 76% of the demand for palladium, and 91% of the demand for rhodium. As a result a key driver of PGM demand is both the number of vehicles utilizing autocatalysts as well as the amount of PGMs per autocatalyst in each vehicle.
Autocatalysts are utilized in 100% of gasoline and diesel ICEs as well as approximately 95% of hybrid electric vehicles according to CRU. CRU expects that the percentage of all automotive vehicles sold that incorporate autocatalysts into their emission control systems will fall from 97% in 2020, to 79% in 2030. In recent years, emissions legislation standards in major auto markets have tightened for CO, HC, NOx and PM mass and number limits. In addition to the tightening of emissions legislation, testing processes are more rigorous. As such not only have theoretical standards changed, but vehicles true emissions are now more accurately measured. As a result of these factors and expectations for continued regulatory focus, CRU expects increased PGM usage per autocatalyst. From 2020 to 2030 in North America, CRU expects increases of 54%, 5% and 11% for platinum, palladium and rhodium respectively.
Aggregate PGM demand in autocatalysts is expected by CRU to drive aggregate annual growth of 4.1% per annum from 2020 to 2030 for platinum, palladium and rhodium. PGM demand in 2020 was adversely impacted by COVID-19 relative to 2019, but CRU expects a strong recovery of demand in 2021 and a reversion to the long term growth trends. All three main PGMs are expected to see a growth in demand, however CRU expects platinum’s lower cost to see greater relative demand growth driven by substitution from palladium use in gasoline vehicles. CRU forecasts continued and sustainable strong growth in rhodium usage based on its lack of substitutability in key uses (i.e. NOx catalysis).
The hydrogen value chain comprises the production of hydrogen using electrolysers, distribution & storage and thirdly utilization. Platinum is used in all three phases, while palladium as well as minor PGMs iridium and ruthenium complement in different combinations depending on the phase as follows:
•
Production: The electrolysis process requires iridium and platinum

•
Distribution & Storage: Platinum, palladium and ruthenium form highly active catalysts for (de)hydrogenation, which operate at lower temperatures and the low pressures of the hydrogen

•
Consumption: Further downstream, fuel cells employ platinum and ruthenium to catalyze the reaction of hydrogen to water

Hydrogen consumption continues to evolve and to date has been utilized in a diverse range of applications. According to CRU, hydrogen is expected to find its end use primarily in transportation end markets with other emerging industrial usage such as in steel or cement making, to reduce their carbon footprint. CRU forecasts an increase from 2200 MW in 2020 to 27,300 in 2030, a 1,141% increase or growth rate of 28.6% per annum.
In order to support the demand for hydrogen fuel cells, primarily from transportation applications, CRU forecasts 100GW of installed electrolysis capacity by 2030 with 40GW in Europe, 30GW in China and 30GW in other regions. This amount of electrolysis capacity is expected to require approximately 684 koz per annum of platinum by 2030. When combined with demand from fuel cells, CRU forecasts total platinum demand of approximately 1.3 Moz by 2030 from the hydrogen economy. This represents an annual growth rate of 85% per annum from 2019 through 2030.
The mined supply of PGMs is concentrated among a small number of countries. CRU estimates that in 2020, South Africa supplied 51% of mined PGMs, followed by Russia supplying 27%, with the remaining

22% supplied from Zimbabwe, Canada, USA and other countries. In South Africa, three companies account for approximately 75% of mined platinum concentrate, but approximately 90% of platinum metal production. In Russia, PGM production is concentrated and almost entirely produced by Norilsk Nickel. Global PGM mineral reserves are even more concentrated with South Africa hosting approximately 91% of the world’s PGM-bearing ore, while Russia and Zimbabwe host 6% and 2%, respectively.
The supply of PGMs is comprised of mined material and recycled material. For the year ended December 31, 2020, CRU estimates that mined supply contributed 57.6%, with the remaining 42.4% supplied through recycling. CRU expects that by PGM supply to grow at an annual growth rate of 3.5% per annum from 2020 to 2030.
PGMs are co mined with each other and with metals such as nickel, copper and chrome, and so supply decisions do not necessarily reflect market fundamentals for a specific metal. According to CRU this results in an inelastic supply response to pricing, which CRU refers to as the basket problem. This basket problem can be seen most prominently in an inability for suppliers to increase rhodium production in response to historically high prices, while platinum supply has not historically responded to periods of lower prices.
Prices of PGMs have shown significant volatility in recent years due to impacts to supply and demand from COVID-19 as well as specific impacts on individual PGMs. The following table provides a high level view of recent pricing of the key PGMs.
	2019			2020			YTD 2021(1)
	High	Low	Average	High	Low	Average	High	Low	Average
(US$/ounce)
Platinum	977	782	863	1,068	593	878	1,294	931	1,119
Palladium	1,971	1,267	1,538	2,781	1,557	2,194	3,000	1,897	2,546
Rhodium	6,150	2,460	3,902	16,800	1,450	11,141	29,800	11,250	22,045

Sources: London Metal Exchange, Johnson Matthey.
(1)
Through September 30, 2021.

A key impact to PGM demand from autocatalysts in 2021 has been the unexpected shortage of integrated circuits, commonly referred to as semiconductors for use in automotive OEMs. According to CRU the lack of supply has primarily been driven by a faster than expected recovery in products utilizing semiconductors such as electronics that experienced strong demand from an accelerated work from home trend and growth in the internet of things, at a time when supply was curtailed due to COVID-19 production shutdowns and impacts to transportation elements of the global supply chain, particularly shipping container availability and shipping times. CRU expects the impacts of the semiconductor shortage is limited to 2021 and early 2022 and is not likely to have a material impact on the long term outlook for PGMs.
Summary of risk factors
Investing in our ordinary shares involves risks. You should carefully consider the risks described in the “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such cases, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
Risks related to our business and our industry
•
We rely on the Pilanesberg Platinum Mine.

•
We rely on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate.

•
Changes in the market price for PGMs, which in the past have fluctuated widely, affect the profitability of our PGM mining operations and the cash flows generated by those operations.

•
Our Mineral Reserves and Mineral Resources estimates may be materially different from mineral quantities we may ultimately recover, our estimates of life-of-mine may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain Mineral Reserves or Mineral Resources uneconomic to mine.

•
The development of any of our mineral projects into commercially viable mines cannot be assured.

•
We may experience unforeseen difficulties, delays or costs in implementing our business strategy and operational plan.

•
A number of our development projects rely on underground mining extraction methods which differ from our current open cast mining operations.

•
The Kell Processing Plant, including deployment of the Kell Process Technology at a commercial scale, may not be successful, which could have a material adverse effect on us.

Risks related to legal, regulatory and compliance matters
•
Our operations are subject to the imposition of several regulatory costs, which may have a material adverse effect on our business, operations and profits.

•
Our mining and prospecting rights are subject to legislation, which could impose significant costs and burdens.

•
Our mineral rights in South Africa could be altered, suspended, or canceled for a variety of reasons, including uncertainties associated with national and local legislation.

Risks related to environmental, social and governance matters
•
Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements could result in our reputation in the communities in which we operate deteriorating.

•
We are subject to global resource nationalism trends which encompass a range of measures, such as seeking the greater participation of historically disadvantaged or indigenous people, expropriation or taxation, whereby governments seek to increase the economic benefits derived by their countries from their natural resources.

•
Our mineral rights are subject to compliance with certain B-BBEE requirements which, if changed, could impose significant costs and burdens and which impose certain ownership requirements.

Risks related to South Africa
•
Economic, political or social instability in South Africa may have a material adverse effect on our operations and profits.

•
A further downgrade of South Africa’s credit rating may have an adverse effect on our cost of funding and ability to secure financing.

•
Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand.

Risks related to our incorporation in the Island of Guernsey
•
The Company may be subject to the Guernsey Income Tax (Substance Requirements) (Implementation) Regulations 2018.

•
Because the Company is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Risks related to our ordinary shares and this offering
•
There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•
If we do not meet the consensus expectations, if analysts do not publish research or if they issue unfavorable opinions or downgrade our ordinary shares, the price of our ordinary shares could decline.

•
The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

Our corporate structure
The following chart sets forth our simplified corporate structure as of the date of this prospectus.
Corporate information
Our registered office and principal executive offices are located at Oak House, Hirzel Street, St Peter Port, Guernsey, GY1 3RH. Our principal website is www.sedibeloplatinum.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.
Implications of being an emerging growth company
As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:
•
the ability to present more limited financial data for our initial public offering, including presenting only two years of audited financial statements, as well as only two years of related financial disclosure;

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•
reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements (which reduced disclosure obligations are also available to foreign private issuers that are not “emerging growth companies”); and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation (which exemptions are also available to foreign private issuers that are not “emerging growth companies”).

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue (as adjusted for inflation); (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is permitted or required by the IASB.
References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ordinary shares. You should carefully read this entire prospectus before investing in our ordinary shares including “Risk Factors” and our audited annual consolidated financial statements.
Issuer
Sedibelo Platinum Mines Limited.
Selling shareholders
Ordinary shares offered by us
      ordinary shares (or               ordinary shares if the underwriters exercise in full their over-allotment option). No fraction of a share will be issued pursuant to the initial public offering. The ordinary shares to be offered by us will rank pari passu in respect of all rights with all other ordinary shares issued by us.
Ordinary shares offered by the selling shareholders
      ordinary shares (or               ordinary shares if the underwriters exercise in full their over-allotment option).
Offering price range
Between US$      and US$      per ordinary share, which is equivalent to between R          and R          per ordinary share, respectively, based on the               , 2022 exchange rate of R          to US$1.00 published by The Standard Bank of South Africa. The subscription price in the offering must be paid in US dollars.
Over-allotment option
We and the selling shareholders have granted the underwriters an option to purchase up to               additional ordinary shares within 30 days from the date of this prospectus, at the initial public offering price, less underwriting discounts and commissions (the “over-allotment option”).
Listing
No public market currently exists for our ordinary shares. We intend to apply to have our ordinary shares listed on the NYSE under the symbol “SPML.” We intend to apply to list our ordinary shares on the JSE under the symbol “      .”
Use of proceeds
We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately US$      million, or approximately US$      million if the underwriters exercise their over-allotment option in full. This estimate assumes an offering price of US$      per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
We intend to use the net proceeds from this offering to pursue our expansion objectives and for general corporate purposes, as follows: (1) approximately US$     (or US$

    , assuming the over-allotment option is exercised in full) to; (2) approximately US$     (or US$     , assuming the over-allotment option is exercised in full) to     ; and (3) approximately US$     (or US$     , assuming the over-allotment option is exercised in full) to     .
See “Use of Proceeds.”
Share capital before and after this
offering
As of November 30, 2021, our share capital consisted of 3,095,401,663 ordinary shares. There are no shares held as treasury shares. Immediately prior to the completion of this offering, we will have               ordinary shares outstanding (after giving effect to the Reverse Share Split). Upon the completion of this offering, we will have               ordinary shares outstanding (assuming the underwriters do not elect to exercise their over-allotment option or               ordinary shares outstanding (assuming the over-allotment option is exercised in full). There will be no shares held as treasury shares.
Voting rights
The ordinary shares will be entitled to one vote per share. See “Description of Share Capital — Shares — Voting Rights.”
Dividend policy
We have never declared or paid any cash dividends on our ordinary shares, and we do not anticipate paying dividends before we achieve significant production of our growth development projects. Any decision to declare and pay dividends will be made at the discretion of our board of directors and will depend on, among other things, the Group’s results of operations, financial condition, solvency, cash requirements, prospects and such other factors that our board of directors and shareholders may consider relevant. For more information, see “Dividend Policy.”
Lock-up agreements
The Company, its directors and executive officers and shareholders representing    % of the Company’s total capital stock prior to this offering have agreed, subject to certain exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of          for a period of 180 days after the date of this prospectus. For more information, see “Underwriting.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Expected timetable for this offering (subject to change):
Commencement of marketing of the offering
      , 2022.
Pricing
      , 2022.
Commencement of trading of ordinary shares on the NYSE
      , 2022.

Commencement of trading of ordinary shares on the JSE
      , 2022.
Settlement and delivery of the ordinary shares
      , 2022.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial, operating and reserves data. The summary consolidated financial data presented below has been derived from our audited annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019, prepared in accordance with IFRS, as issued by the IASB. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.
Consolidated statement of comprehensive income data
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands, except as otherwise indicated)
Revenue	277,572	181,339
Cost of operations	(156,213)	(186,671)
Gross profit (loss)	121,359	(5,332)
Administrative and general expenses	(22,610)	(19,610)
Other (expense) income	(233)	849
Foreign exchange gain (loss)	2,028	(1,377)
Operating profit (loss)	100,544	(25,470)
Finance income	3,992	6,704
Finance costs	(7,103)	(9,126)
Share of loss of investments accounted for using the equity method	(1,130)	(1,512)
Profit (loss) before income tax	96,303	(29,404)
Income tax credit (expense)	99,891	(20)
Profit (loss) for the year	196,194	(29,424)
Profit (loss) attributable to:
Owners of the Company	196,712	(28,754)
Non-controlling interest	(518)	(670)
Profit (loss) for the year	196,194	(29,424)
Other comprehensive (loss) income:
Exchange differences on loan designated as net investment	38,311	(12,078)
Exchange differences on translation from functional to presentation currency	(63,617)	34,600
Movement in other reserves	2	(23)
Other comprehensive share of investment accounted for using the equity method	(466)	(356)
Total other comprehensive (loss) income	(25,770)	22,143
Total comprehensive income (loss) for the year	170,424	(7,281)
Total comprehensive income (loss) attributable to:
Owners of the Company	170,942	(6,611)
Non-controlling interest	(518)	(670)
Total comprehensive income (loss) for the year	170,424	(7,281)
Earnings per share:
Weighted average number of shares (in millions of shares)	3,095	3,095
Profit (loss) per ordinary share – basic and diluted (US$)(1)	0.06	(0.01)

(1)
Calculated by dividing the net profit (loss) for the year attributable to owners of the Company by the weighted average number of shares outstanding during the year of 3,095,401,663 ordinary shares in each of 2020 and 2019.

Consolidated statement of financial position data
	As of December 31,
	2020	2019
	(in US$ thousands)
Assets
Non-current assets
Mining assets	773,275	798,395
Intangible assets	33,564	34,740
Property, plant and equipment	92,498	111,093
Loans receivable	16,506	16,916
Restricted cash investments and guarantees	18,090	15,885
Deferred tax asset	101,949	—
Total non-current assets	1,035,882	977,029
Current assets
Inventories	11,818	9,718
Trade and other receivables	133,893	70,130
Cash and cash equivalents	62,986	43,393
Total current assets	208,697	123,241
Total assets	1,244,579	1,100,270
Equity and liabilities
Equity attributable to owners of the Company
Share capital	2,549,583	2,549,583
Other components of equity	(521,743)	(458,128)
(Accumulated losses)	(865,651)	(1,100,208)
Total equity attributable to owners of the Company	1,162,189	991,247
Non-controlling interests	(7,126)	(6,608)
Total equity	1,155,063	984,639
Non-current liabilities
Long-term borrowings	26,976	36,643
Decommissioning and rehabilitation provision	16,787	22,163
Total non-current liabilities	43,763	58,806
Current liabilities
Short-term borrowings	14,408	13,453
Trade payables and accrued liabilities	26,134	23,477
Revolving commodity facility	5,211	19,895
Total current liabilities	45,753	56,825
Total liabilities	89,516	115,631
Total equity and liabilities	1,244,579	1,100,270

Consolidated statement of cash flow data
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Cash and cash equivalents at the beginning of the year	43,393	38,093
Net cash generated from operating activities	52,798	8,941
Net cash used in investing activities	(10,995)	(4,575)
Net cash used in financing activities	(23,933)	(474)
Net increase in cash and cash equivalents	17,870	3,893
Exchange gain on cash and cash equivalents	1,723	1,408
Cash and cash equivalents at the end of the year	62,986	43,393
Other financial data
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands, except as otherwise indicated)
EBITDA(1)	113,063	11,755
HEPS – basic and diluted (US$)(2)	0.06	(0.01)

(1)
We define EBITDA (earnings before interest, taxation, depreciation and amortization) as profit (loss) for the year, adjusted for income tax (credit) expense, depreciation and amortization and net finance costs.

The following table presents a reconciliation of EBITDA to profit (loss) for the year:
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Profit (loss) for the year	196,194	(29,424)
Income tax (credit) expense	(99,891)	20
Depreciation and amortization	13,649	38,737
Net finance costs	3,111	2,422
EBITDA	113,063	11,755

(2)
HEPS has been calculated and disclosed in accordance with the JSE Listings Requirements, and in terms of circular 1/2019 issued by the South African Institute of Chartered Accountants (SAICA). Disclosure of HEPS is not a requirement of IFRS, but it is a commonly used measure of earnings per share in South Africa that is more closely aligned to the operating activities of the entity. HEPS is calculated as headline earnings, which consists of profit after tax attributable to ordinary equity holders adjusted for amounts recognized in profit or loss relating to any change (whether realized or unrealized) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability (all net of related tax and non-controlling interests) as defined in circular 1/2019, divided by the weighted average number of ordinary shares in issue during the year.

The following table presents a reconciliation of headline earnings (loss) to profit (loss) for the year attributable to owners of the Company:
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands, except as otherwise indicated)
Profit (loss) attributable to owners of the Company	196,712	(28,754)
Effect of remeasurement items net of tax:
Profit on disposal of fixed assets	(43)	—
Impairment of mining assets	—	278
Tax effect	13	—
Headline earnings (loss)	196,682	(28,476)
Weighted average number of shares (in millions of shares)	3,095	3,095
HEPS – basic and diluted (US$)(a)	0.06	(0.01)

(a)
Calculated by dividing the headline earnings (loss) for the year by the weighted average number of shares outstanding during the year of 3,095,401,663 ordinary shares in each of 2020 and 2019.

Non-IFRS financial measures and reconciliations
We have disclosed certain non-IFRS financial measures in this prospectus, including Adjusted EBITDA, net debt and cash cost of operations. These non-IFRS financial measures are used as measures of liquidity and performance by our management and should not be considered as measures of liquidity and financial performance in accordance with IFRS. You should only rely on non-IFRS financial measures in a supplemental manner when making your investment decision. There is no standard definition of non-IFRS financial measures, and our definitions of any such non-IFRS financial measures may not be comparable to those used by other companies. For further information on why our management chooses to use these non-IFRS financial measures, and on the limits of using these non-IFRS financial measures, please see “Presentation of Financial and Other Information — Non-IFRS Financial Measures.”
Adjusted EBITDA
We define Adjusted EBITDA as EBITDA, excluding the impact of foreign exchange gain (loss) for the year, which relates to realized and unrealized foreign exchange rate variances recognized in the statement of profit (loss).
Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for net profit (loss) for the year or any other measure of financial performance reported in accordance with IFRS or as a measure of operating cash flows or liquidity. You should rely primarily on our IFRS results, and use Adjusted EBITDA in a supplemental manner in making your investment decision.
The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the year:
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Profit (loss) for the year	196,194	(29,424)
Income tax (credit) expense	(99,891)	20
Depreciation and amortization	13,649	38,737
Net finance costs	3,111	2,422
Foreign exchange gain (loss)	(2,028)	1,377
Adjusted EBITDA	111,035	13,132

Net debt
We define net debt as total borrowings (long-term borrowings, short-term borrowings plus the amount outstanding under the Investec Revolving Commodity Facility Agreement) less cash and cash equivalents (excluding restricted cash and cash equivalents). Net debt is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for total borrowings or any other measure of liquidity reported in accordance with IFRS. You should rely primarily on our IFRS results, and use net debt in a supplemental manner in making your investment decision.
The following table presents a reconciliation of net debt to total loans and financing:
	As of December 31,
	2020	2019
	(in US$ thousands)
Long-term borrowings	26,976	36,643
Short-term borrowings	14,408	13,453
Amount outstanding under the revolving commodity facility	5,211	19,895
Total borrowings	46,595	69,991
Cash and cash equivalents	(62,986)	(43,393)
Net debt	(16,391)	26,598
Cash cost of operations
We define cash cost of operations as cost of operations adjusted for depreciation and amortization of operating assets and inventory adjustments. We define cash cost of operations per ounce as cash cost of operations divided by 4E ounces dispatched and sold. Cash cost of operations is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for cost of operations. You should rely primarily on our IFRS results, and use cash cost of operations in a supplemental manner in making your investment decision.
The following table presents a reconciliation of cost of operations to cash costs of operations:
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands, except as otherwise indicated)
Cost of operations	(156,213)	(186,671)
Depreciation and amortization of operating assets	13,383	37,546
Inventory adjustments	(2,175)	(843)
Cash cost of operations	(145,005)	(149,968)
Cash cost of operations per ounce (in US$)(1)	1,126	1,178

(1)
Calculated by dividing cash cost of operations for the year by the total 4E dispatched and sold for the year.

Operating data
	For the Year Ended December 31,
	2020	2019
Reef delivered to the ROM pad (tonnes)(1)	3,952,626	4,121,807
Reef processed (tonnes)(2)	3,414,661	3,870,515
Reef milled (tonnes)(3)	3,089,285	3,517,579

	For the Year Ended December 31,
	2020	2019
Average milled head grade (g/t)	1.79	1.57
Average recovery rate (%)	71	70
Average recovered grade (g/t)	1.29	1.11
4E dispatched and sold (ounces):
Platinum	82,110	81,825
Palladium	34,099	33,217
Rhodium	9,798	10,017
Gold	2,747	2,257
Total 4E dispatched and sold	128,754	127,316

(1)
“Reef delivered to the ROM pad” means the total reef tonnes including dilution mined from a series of benches in the open pit.

(2)
“Reef processed” means the reef tonnes mined that either upgraded using the Dense-Medium Separator (DMS) plant and/or milled. The total tonnes processed equal the tonnes mined, adjusted for unprocessed ore inventory.

(3)
“Reef milled” means upgraded and mined reef tonnes milled.

Mineral Reserves and Mineral Resources Data
P-S-M Project
The following tables set forth the aggregate Mineral Reserve and Mineral Resource estimates for our P-S-M Project effective at June 30, 2021 (based on the P-S-M Technical Report Summary). Mineral Resources are presented on an in-situ basis, while the Mineral Reserves are reported as RoM ore delivered to the RoM stockpile (open pits) or surface (underground mines).
Mineral Reserves
Reserve Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
West Pit	14.4	1.64	1.89	0.8	0.9	10.9
East Pit	20.6	1.55	1.81	1.0	1.2	14.0
Central Underground Block	12.8	4.76	6.05	1.9	2.5	2.7
East Underground Block	31.4	4.21	5.06	4.3	5.1	18.0
Total Probable Mineral Reserves	79.2	3.14	3.80	8.0	9.7	45.6

Notes:
(1)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(2)
Mineral Reserves should not be interpreted as assurances of economic life.

(3)
Mineral Reserves (West and East Pits) are derived from an optimized pit using a 4E basket price of R21,000/oz without application of a cut-off grade.

(4)
Mineral Reserves (Underground Blocks) are reported at cut-off RoM grades of 2.32 g/t 4E and 2.67 g/t 4E for UG2 and PUP respectively. These are based on 4E basket prices of USD1,587/oz and USD1,336/oz and plant recoveries of 79% and 81% for the UG2 and PUP reefs respectively.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Measured Mineral Resources
West Pit	0.001	4.01	4.92	0.000	0.000	0.00
East Underground Block	0.3	5.76	7.06	0.05	0.07	0.07
Total Measured Mineral Resources	0.3	5.75	7.05	0.05	0.07	0.07
Indicated Mineral Resources
West Pit	11.2	2.89	3.29	1.04	1.18	16.81
Central Underground Block	4.2	6.59	8.58	0.90	1.13	1.62
East Underground Block	42.7	3.70	4.33	5.07	5.81	49.45
Total Indicated Mineral Resources	58.1	3.75	4.44	7.00	8.12	67.89
Total Measured Indicated Mineral Resources	58.4	3.76	4.46	7.06	8.19	67.95
Inferred Mineral Resources
Central Underground Block	9.1	6.54	8.23	1.90	2.40	4.31
East Underground Block	96.9	4.59	5.41	14.29	16.85	102.37
West Pit low grade stockpiles	55.8	0.70	0.80	1.26	1.43	—
Total Inferred Mineral Resources	161.8	3.36	3.98	17.46	20.68	106.68

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves.

(3)
Open pit optimization was based on an assumed 4E basket price of R21,000/oz, assumed mining and processing cost of R445/t and reported within a pit shell that is based on a 120% revenue factor.

(4)
The Central Undergound in-situ Mineral Resources are based on calculated 4E cut-off grades of 1.83 g/t and 1.68 g/t for the PUP and UG2 reefs respectively. These are based on 4E basket prices of USD1,809/oz and USD2,435/oz and plant recoveries of 85% and 82% for the PUP and UG2 respectively.

(5)
The East Underground in-situ Mineral resources are reported above 4E cut-off grades of 0.96 g/t (UG2), 1.23 g/t (MR PUP), 1.23 g/t (MRC) and 1.18 g/t (UPR). These are based on 4E basket prices of USD2,419/oz, USD1,904/oz, USD1,859/oz and USD1 963/oz respectively. A plant recovery of 82.8% was applied.

(6)
1 troy ounce = 31.1034768 g.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

RoM Chromite Mineral Reserves and in-situ Mineral Resources (Exclusive of Mineral Reserves)
Mineral Reserves	Tonnage (Mt)	Grade (%)	Content (kt)
Probable Mineral Reserves
West Pit	5.2	11.9	614
East Underground Block	24.3	23.1	1,990
Probable Mineral Reserves	29.5	21.1	2,604

Mineral Resources	Tonnage (Mt)	Grade (%)	Content (kt)
Indicated Mineral Resources
West Pit	3.4	20.0	686
East Underground Block	23.6	29.4	6,944
Total Indicated Mineral Resources	27.0	28.2	7,630
Inferred Mineral Resources
Central Underground Block	11.7	26.5	3,110
East Underground Block	47.5	29.4	13,974
Total Inferred Mineral Resources	59.2	28.9	17,084

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive the RoM of Mineral Reserves.

(3)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(4)
Mineral Reserves should not be interpreted as assurances of economic life.

(5)
Chromite grade and content refers to Cr2O3

(6)
1 troy ounce = 31.1034768 g.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mphahlele Project
The following tables set forth the aggregate Mineral Reserve and Mineral Resource estimates for our Mphahlele Project effective at June 30, 2021 (based on the Mphahlele Technical Report Summary).
Mineral Reserves
Reserve Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Mphahlele (UG2)	22.9	3.63	4.08	2.68	3.01	31.6
Total Probable Mineral Reserves	22.9	3.63	4.08	2.68	3.01	31.6

Notes:
(1)
Mineral Reserves, as RoM ore delivered to the surface crusher, are reported on an attributable basis, with only the 75% attributable to Company included.

(2)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(3)
Mineral Reserves should not be interpreted as assurances of economic life.

(4)
Mineral Reserves are reported at a cut-off grade of 2.3 g/t 4E based on a 4E basket price of USD1,936/oz and a plant recovery of 83%.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Measured Mineral Resources
Merensky	0.6	3.00	3.80	0.06	0.08	2.0
UG2	0.3	5.12	6.14	0.04	0.05	0.5
Total Measured Mineral Resources	0.9	3.61	4.47	0.10	0.13	2.5
Indicated Mineral Resources
Merensky	12.1	3.00	3.75	1.17	1.46	38.1
UG2	3.2	5.06	6.06	0.52	0.62	6.1
Total Indicated Mineral Resources	15.3	3.43	4.23	1.69	2.08	44.2
Total Measured and Indicated Mineral Resources	16.2	3.45	4.25	1.79	2.21	46.7
Inferred Mineral Resources
Merensky	23.3	3.12	3.91	2.33	2.92	73.8
UG2	25.6	5.11	6.12	4.21	5.04	48.8
Total Inferred Mineral Resources	48.9	4.16	5.06	6.54	7.96	122.7

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported on an attributable basis, with only the 75% attributable to the Company included.

(3)
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.

(4)
1 troy ounce = 31.1034768 g.

(5)
The in-situ Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the Merensky Reef and 1.38 g/t 4E for the UG2 Reef.

(6)
The cut-off grades are based on 4E basket prices of USD1,818/oz and USD2,299/oz and plantrecovery factors of 87% and 83% for the Merensky and UG2 respectively.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Kruidfontein Project
The following table sets forth the aggregate in-situ Mineral Resource estimates for our Kruidfontein Project effective at June 30, 2021 (based on the Kruidfontein Technical Report Summary).
Mineral Reserves
There were no Mineral Reserves declared for the Kruidfontein Project at June 30, 2021.

Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Percent Attributable to SPM	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
			4E	6E	(4E Moz)	(6E Moz)
Inferred Mineral Resources
Merensky	100%	58.4	8.12	8.91	15.2	16.7	185.0
UG2	100%	90.4	5.52	6.76	16.0	19.6	60.2
Total Inferred Mineral Resources		148.8	6.54	7.60	31.2	36.3	245.2

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them. There are no Mineral Reserves declared for the Kruidfontein Project.

(3)
1 troy ounce = 31.1034768 g.

(4)
There are no UG2 Mineral Resources below the determined 4E cut-off grade of 3.03 g/t.

(5)
Strict application of the PUP 4E cut-off grade of 4.72 g/t will result in the exclusion of less than 1% of the PUP Mineral Resources.

(6)
The cut-off grades are based on 4E basket prices of USD2,393/oz and USD1,882/oz and plant recovery factors of 75% and 79% for the UG2 and PUP respectively.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

RISK FACTORS
This offering and an investment in our ordinary shares involve a high degree of risk. Before you decide to buy our ordinary shares, you should carefully consider the risks described below and all other information contained in this prospectus, including our financial statements and related notes. If any of the following risks occur; our business, results of operations and financial condition could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment.
Certain terms used in this section are defined under “Glossary of Terms.”
Risks related to our business and our industry
We rely on the Pilanesberg Platinum Mine.
To date, we have focused our cash resources and capacity on the Pilanesberg Platinum Mine’s (West Pit) production and operations. We are not yet producing at the Triple Crown Properties, the Mphahlele Project or any other project. Therefore, we are currently dependent on the operation of the Pilanesberg Platinum Mine for all of our revenue, profits and cash flows. If production at the Pilanesberg Platinum Mine were impaired or suspended for any reason, it would have a material adverse effect on our business, financial condition, results of operations and prospects, and the risks described below, as they relate to the Pilanesberg Platinum Mine, would have a particularly adverse impact on us. In addition, the West Pit mines a low-grade ore body. Mining, handling and processing low-grade ore in mining and mineral processing operations result in higher costs and lower profits than high-grade ore. If we are unable to develop our underground projects, which are higher grade than our existing operations, our prospects would be adversely affected.
We rely on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate.
Substantially all of our revenue derives from the Impala Offtake Agreement, whereby Impala, as the third party, smelts, refines and subsequently purchases the Pilanesberg Platinum Mine’s concentrate. The price paid by Impala for the 6Es and base metals (nickel and copper) extracted from the Pilanesberg Platinum Mine’s concentrate is determined in accordance with a predetermined formula, linked to index prices and after the deduction of Impala’s smelting and refining costs and impurities. The effective date of the Impala Offtake Agreement is May 22, 2019, and unless it is extended upon commercial agreement between the parties, the Impala Offtake Agreement is set to terminate on May 21, 2022. There is no assurance that we and Impala will agree to mutually acceptable terms to renew the Impala Offtake Agreement, or at all. It may be challenging to locate a replacement offtaker in time in the event that the Impala Offtake Agreement is not extended and changing affiliates may be disruptive and involve costs. Accordingly, any failure to extend the term of the Impala Offtake Agreement may also have a material adverse effect on our business, results of operations, financial condition and prospects.
Under the Impala Offtake Agreement, in the event of unfavorable market condition with respect to Impala’s sale of the 6E or base metal products to the market and provided that a third-party appointed by both Impala and PPM certifies the reasonableness in the prevailing circumstances for Impala to defer the payment to PPM with respect to the unsold products affected by the market condition, Impala is entitled to defer the payment to PPM with respect to such product until they are actually sold. The Impala Offtake Agreement contains customary “force majeure” provisions whereby parties may suspend or be relieved from performance upon specified circumstance that are not foreseeable, controllable or avoidable. In March 2020, Impala declared “force majeure” on the basis of COVID-19 and as a result concentrate deliveries for processing under the Impala Offtake Agreement were suspended for 6 weeks, with partial lifting of lockdown measures and the return to work by certain workers implemented from May 6, 2020. The Pilanesberg Platinum Mine was fully operational from May 10, 2020.
Any failure by Impala to fulfill its obligations under then Impala Offtake Agreement may have a material adverse effect on our business, results of operations, financial condition and prospects. Therefore, any impact on Impala’s ability to purchase the Pilanesberg Platinum Mine concentrate, including any constraints on its smelting capacity, or impact on its ability to further market the product to third parties, could have an adverse impact on us.

For more information on the Impala Offtake Agreement, see “Business — Production and sales — Impala Offtake Agreement.”
Changes in the market price for PGMs, which in the past have fluctuated widely, affect the profitability of our PGM mining operations and the cash flows generated by those operations.
We generate all of our revenues from sales of our metals. Sales of 4E (platinum, palladium, rhodium and gold) contributed 93% and 91% to our gross revenue during 2020 and 2019, respectively.
We do not generally enter into commodity derivatives or other hedging arrangements in advance of the sale of our PGM production, although we may consider commodity derivatives or other hedging from time to time. In addition, the Investec Revolving Commodity Facility, which is utilized to finance up to 91% of our 4E deliveries in concentrate, allows us to fix prices for concentrate deliveries to Impala under the Impala Offtake Agreement through a forward sale of metal to the Impala settlement date and receive the cash proceeds thereof upon assay rather than having to wait for settlement from Impala (one month). This allows us to mitigate price risk between delivery of metal and payment. For more information about the Investec Revolving Commodity Facility, see “— Liquidity and capital resources — Indebtedness — Investec Revolving Commodity Facility Agreement.” Notwithstanding the above, we are generally fully exposed to changes in PGM prices, which could lead to reduced revenue should PGM prices decline, as our revenues are directly impacted by relevant metal prices.
In 2020, platinum prices fluctuated between US$593 per ounce and US$1,068 per ounce, palladium prices fluctuated between US$1,557 per ounce and US$2,781 per ounce and rhodium prices fluctuated between US$5,160 per ounce and US$16,350 per ounce.
Should PGM prices decline below our production costs, we may experience losses and, should this situation remain for an extended period, we may be forced to curtail or suspend some or all of our projects, operations and/or reduce operational capital expenditures. We might not be able to recover any losses incurred during, or after, such events. A sustained period of significant PGM price volatility may also adversely affect our ability to undertake new capital projects or to make other long-term strategic decisions. The use of lower PGM prices in reserve calculations and life-of-mine plans could also result in material impairments of our investment in PGM mining properties or a reduction in our Mineral Reserve estimates and corresponding restatements of our Mineral Reserves and increased amortization, reclamation and closure charges.
In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long term. For example, PGM prices are linked to demand for catalytic converters in automobiles, among other things. Any economic downturn or other event that reduces the production or sale of automobiles, including the current shortage of semiconductors that is expected to have a long lasting adverse impact on car production, will likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline-powered vehicles. For more information about the risk factors related to PGM demand, see “— Changes in consumer demand and preference for the commodities relevant to us could have a material adverse effect on our business, operations and financial performance”, “— PGM usage in hydrogen fuel cells may be less than expected which adversely affect demand for PGMs in particular platinum”, “— PGM production has historically been relatively inelastic to price due to PGMs being mined as a basket” and “— An oversupply of PGMs relative to demand may reduce PGM prices and adversely affect our results of operation and financial position”.
Any of the above could have a material adverse effect on our business, operating results and financial condition.
The prospectus contains certain third party views on the future price developments of certain metals (see, for example, “Industry”) but there is no certainty such views will be correct and actual price developments may be materially different. (see also “Cautionary Note Regarding Forward-Looking Statements”).

Changes in consumer demand and preference for the commodities relevant to us could have a material adverse effect on our business, operations and financial performance.
The PGM industry is subject to changes in manufacturing demands, consumer preferences, personal sentiments, perceptions and spending habits. Such factors include global financial and economic conditions, media coverage, consumer incomes and consumer preferences. Any change in consumer preferences, levels of consumer spending, changes to consumer preferences or otherwise, may have a material adverse effect on our results of operations or financial condition. A prolonged or significant economic contraction in Europe, North America, China or other key regions worldwide could put downward pressure on the market prices of PGMs, particularly if demand for PGMs declines in connection with reduced automobile demand.
Changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long term. For example, PGM prices are linked to demand for catalytic converters in automobiles, among other things. Any economic downturn or other event that reduces the sale of automobiles will likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. Within the overall PGM market, demand for individual metals is influenced by factors such as the growth in demand for diesel-engine vehicles (which currently predominantly use platinum as their catalyst) relative to gasoline-engine vehicles (which currently predominantly use palladium as their catalyst). In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline-powered vehicles.
Motor vehicle industry demand for PGMs is also driven by engine design specifications and, in particular, the size of vehicle engines as this influences the amount of PGMs required for their exhaust catalysts. A decrease in the engine size of vehicles being manufactured, resulting in reduced demand for each of the individual metals used for catalysis, will also therefore negatively affect the demand for PGMs. However, in order to meet new and increasingly more stringent emissions standards imposed by legislation on a country-by-country basis or by international agreements, original equipment manufacturers have historically reacted through design specifications which require increased loadings of PGMs compared to older designs. If global emissions standards cease to tighten, new emissions standards are deferred or existing standards are loosened by regulators or by legislation, the quantity of and demand for PGMs required for new engine designs could decrease significantly. In addition, original equipment manufacturers’ design specifications typically become more efficient over time in achieving the desired level of emission reduction, thereby decreasing demand for PGMs even in the absence of a decrease in emissions requirements. This “thrifting” process, whether based on existing technological capabilities or new developments, may further reduce demand in the autocatalysis sector, undermining the market price for PGMs.
The jewelry industry comprises another significant source of demand for PGMs, principally platinum and palladium. Demand for PGMs within the jewelry sector may decrease due to declining consumer demand for luxury goods during periods of economic uncertainty. According to CRU, China is the world’s largest jewelry market, as well as home to much of the global jewelry manufacturing capacity and, therefore, demand for PGMs may be affected by economic, social and political conditions and other factors affecting levels of consumer spending in China. In addition, demand for platinum jewelry is subject to trends in fashion and consumer taste which may shift demand towards other precious metals, or prove cost-sensitive to higher PGM prices, further reducing the demand for PGMs.
Demand for PGMs also comes from a variety of industrial applications, including their use in the manufacture of flat screen televisions, as a catalytic agent in the petrochemical industry and in the production of fertilizers and phosphates. Demand for industrial uses of PGMs has been, and is likely to continue to be, reliant to a large degree on general macroeconomic conditions. Historically, industrial users have stockpiled and may continue to stockpile PGMs during periods of low PGM prices, which may reduce demand for PGMs during periods of high PGM prices or economic uncertainty. In addition, a change in technology in specific industrial applications to non-PGM based manufacturing processes, or an increase in recycling of PGMs from the scrapping of obsolete manufacturing capacity that contain PGMs, could lead to a reduction in PGM usage.
In addition, platinum, palladium and rhodium exchange-traded funds (ETFs) have added a further element of unpredictability and volatility to the pricing environment and may increase volatility in PGM prices, particularly during structurally tight markets. ETF investors may exhibit procyclical behavior, purchasing shares in ETFs during times of rising prices and selling holdings during periods of declining prices. This behavior may exacerbate short term price volatility. The market prices of platinum, palladium, rhodium and other PGMs have been, and may in the future be, subject to rapid short-term changes.
PGM production has historically been relatively inelastic to price due to PGMs being mined as a basket.
PGMs generally co-present in the same ore body and at relatively consistent grades in each ore body based on the region and reef. As a result miners are generally unable to materially change their rate of production for a specific PGM relative to another PGM. According to CRU, this has in the past and may in the future result in an inelastic supply response to pricing, which CRU refers to as the basket problem. CRU notes that lower platinum prices in the past have not resulted in a reduction in production resulting in an oversupply as producer decisions have been made based on the total revenue generated inclusive of other metals, particularly palladium and rhodium. As a result, significant price increases in one PGM can lead to an overall pricing environment where miners are incentivized to produce an oversupply of other PGMs.
An oversupply of PGMs relative to demand may reduce PGM prices and adversely affect our results of operation and financial position.
Oversupply of PGMs has in the past had and may in the future have a negative impact on PGM prices. Oversupply may result from various factors, including the release of PGMs into the market by Exchange Traded Funds (“ETFs”), de-stocking by PGM producers and others with PGM stockpiles, forced selling of PGMs held for investment purposes, and through increased production. Due to the concentration of PGM mining (particularly for platinum and rhodium) and processing in South Africa, a sizeable majority of global production is subject to similar social, political and local macroeconomic influences, such as wage inflation or labor market uncertainty, which could affect the future profitability, or viability, of some or all of the PGM producers in that country. These PGM producers may increase production levels to improve profitability or contain increases in unit costs arising from wage inflation or other factors, which could lead to oversupply.
Oversupply may also result from increased recycling levels, the impact of which is difficult to predict, as recycling is measured differently between PGM producers and various industry analysts. Recycling of PGMs, particularly those contained in catalytic converters and jewelry, constitutes a secondary source of supply. The recycling of PGMs contained in catalytic converters has become more commercially attractive as the drive to recycle automobiles and other vehicles at the end of their useful lives has increased and is now mandated by legislation in some jurisdictions. This is particularly the case where the catalytic converter contains material amounts of PGMs, for example, in vehicles with larger engines or which were designed to comply with emissions control regimes at an early stage before thrifting reduced the PGM content. Supply from the jewelry sector may also increase as a result of increased amounts of platinum returning to the market through the recycling of jewelry, particularly during periods of high platinum prices. Recycling may adversely impact PGM prices by serving as an economic alternative supply of PGMs during periods of robust PGM prices.
Furthermore, if our competitors significantly increase their production, either from primary sources of supply or as by-products from the production of other metals, or if major new bodies of PGM bearing ore are discovered and brought into production, then in the absence of an increase in demand, the price of PGMs in general would likely fall. Global supply of PGMs could also increase as a result of significantly improved mining or refining techniques which increase worldwide production from existing mines, substantially increased recovery rates, or from the winding-up of ETFs and the corresponding release of such PGM holdings back into the market.
An oversupply of PGMs resulting from a combination of some or all of these factors could result in PGM prices falling to levels where production is not economically viable, which may require us to suspend further operations.
PGM usage in hydrogen fuel cells may be less than expected which adversely affect demand for PGMs in particular platinum.
The production of hydrogen fuel via electrolysis as well as the storage and consumption of hydrogen fuel requires PGMs as catalysts, specifically platinum, and depending on the process iridium, ruthenium and palladium. While currently a relatively small component of PGM demand, CRU expects the hydrogen economy to generate significant demand for PGMs, specifically platinum. The outlook of the hydrogen economy, including but not limited to the scope and timing of infrastructure development, technology adoption, government regulation and consumer behaviors, all may have an adverse impact on the long term demand for PGMs.
Weak or reduced demand for PGMs resulting from a combination of some or all of these factors may have a material adverse effect on our results of operations or financial condition.
The current global COVID-19 pandemic has significantly impacted the global economy and markets and is likely to continue to do so, which could adversely affect our business, financial condition, results of operations and prospects.
Given the rapid spread of COVID-19 since its emergence in December 2019, the World Health Organization (“WHO”) declared the outbreak of COVID-19 to be a global pandemic in March 2020. The first case of COVID-19 was recorded in South Africa on March 5, 2020, and a national state of disaster was declared on March 15, 2020. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely impacted economies, financial markets and business operations worldwide, and the conduct of commerce generally. The ongoing pandemic has previously, and may continue to, disrupt operations, affect our workforce health, safety and productivity and increase volatility in metal prices and demand.
In 2020 and continuing in 2021, governmental authorities in various jurisdictions imposed lockdowns or other restrictions to contain the virus, and many businesses suspended or reduced operations. Following the WHO’s declaration of a global pandemic, on March 23, 2020, the President of South Africa announced that South Africa would enter a 21-day national lockdown in an attempt to contain the spread of COVID-19. As a result, Pilanesberg Platinum Mine ceased or reduced operations for 42 days in 2020 during that initial hard lockdown imposed by the South African government, resulting in an estimated 16,509 4E ounces lost. On June 15, 2021, following the increasing rapid spread of COVID-19 in South Africa, the President of South Africa announced the emergence of a new variant and the introduction of further restrictions. On November 11, 2021, the emergence of a new variant was reported, namely the Omicron variant. The first sequenced Omicron case was reported from Botswana. The earliest known case of Omicron in South Africa was a patient diagnosed with COVID-19 on November 9, 2021. On November 26, 2021, the World Health Organization designated the Omicron variant, a variant of concern, on the advice of WHO’s Technical Advisory Group on Virus Evolution (TAG-VE). Following the caution of the new Omicron variant infection rate, it is likely that the President of South Africa will announce further and more stringent lockdown restrictions, which may have an impact on our operations and production. Nevertheless, so far since the initial lockdown period in March and April 2020, we have been able to operate at normal levels of production. However, there is no guarantee that this will continue to be the case.
The South African government is targeting to vaccinate 67% of the population by the end of 2021. As of October 2 2021, 32.8% of the adult South African population had been vaccinated, according to the South African National Health Department. The continuation of existing (or the introduction of more) restrictive measures and the delayed rollout and effectiveness of vaccination programs in South Africa or globally could result in additional government-imposed lockdowns and suspended operation of our mines, the inability of our suppliers to deliver components or raw materials on a timely basis and limitations or prohibitions on management, employees, contractors and other important third-parties travelling to, or visiting, our operations in South Africa, each of which could adversely impact our business and results of operations. For more information about the South African government’s response to the COVID-19 pandemic, including the restrictions placed on the mining industry and our response, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal factors affecting our financial condition and results of operations — The COVID-19 pandemic.”
We may also experience difficulties related to employee productivity and absenteeism. As a result of COVID-19, we are required to and have implemented additional health and safety measures at our workplaces, mine sites and corporate offices to reduce risks to our employees and contractors and ensure compliance with regulations. These measures, however, may result in reduced productivity and increased costs due to social distancing, sanitization, compulsory PPE use, isolation of employees who may have had direct or indirect contact with COVID-19 and other operational measures to support efforts to slow the spread of the virus. We could also face increased healthcare costs in connection with testing and the potential cost of vaccinations. Absenteeism by ill, infected, isolated or quarantined employees or members of management and increased COVID-19 health and safety measures may also disrupt operations or adversely impact employee productivity. In 2020, there were 63 reported cases of our employees, including contract workers, who tested positive for COVID-19, of whom 44 had recovered as of December 31, 2020. As of August 20, 2021, we had three active COVID-19 cases, representing less than 1% of our workforce. We mourn five employees lost to the pandemic. For more information about the measures we have implemented to manage the risks of COVID-19, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal factors affecting our financial condition and results of operations — The COVID-19 pandemic.”
Finally, the effects of COVID-19 and associated governmental responses have adversely affected, and may continue to adversely affect, commodity price volatility due to material slowdowns in economic growth in a number of national economies, consumer sentiment and demand deterioration from affected customers and countries, supply disruption from key producing regions and logistical constraints impacting supply chains. The total global mine supply for platinum, palladium and rhodium decreased by 8.3% in 2020 compared to 2019, largely due to the impact of lockdown restrictions around the world reducing total demand for platinum, palladium and rhodium by 10.5%. Economic volatility or disruptions in the financial markets could also adversely affect our ability to obtain future debt or equity financing for acquisitions or development of our projects on acceptable terms. The South African government’s efforts to counter the economic effects of COVID-19 through liquidity and stimulus programs may be insufficient or ineffective in preventing or reducing the effects of a possible recession of the South Africa economy. It is difficult to determine the extent of the economic and market impacts from COVID-19 and the many ways in which they may negatively affect our business.
Although currently approved vaccines have been shown to be effective against the predominantly circulating variants, new SARS CoV-2 variants could be less impacted by existing vaccines. Should a new variant or variants emerge that are less impacted by existing vaccines, this could have a material adverse effect on our business, results of operations, financial condition and prospects.
There is great uncertainty regarding the effects of COVID-19 and any new SARS-CoV-2 variants, the duration of the pandemic, new information that may emerge concerning the severity of the infection, the scope, duration and economic impact of actions taken to contain the spread of the virus or treat its impact, and the impact of each of these items on macroeconomic conditions and financial markets globally. Any of these factors could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our Mineral Reserves and Mineral Resources estimates may be materially different from mineral quantities we may ultimately recover, our estimates of life-of-mine may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain Mineral Reserves or Mineral Resources uneconomic to mine.
We report our Mineral Reserves and Mineral Resources in accordance with the requirements of the SAMREC Code (2016 Edition) which is consistent with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K. Our reported Mineral Reserves represent our estimate of quantities of 6E and other metals that have the ability, and our reported Mineral Resources represent our estimate of quantities of 6E and other metals that have the potential to be economically mined and refined under anticipated geological and economic conditions. There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and Mineral Resources and in projecting potential future rates of mineral production, including many factors beyond our control. The accuracy of any Mineral Reserve or Mineral Resource estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions and market prices being generally in line with estimates.
Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, fluctuations in the market price of ores and metals, reduced recovery rates or increased production costs due to inflation or other factors which may render Mineral Reserves and Mineral Resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of Mineral Reserves and/or Mineral Resources and may adversely impact future cash flows. Further, mineral estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire ore body and Mineral Resource. As a better understanding of an ore body is obtained, the estimates may change significantly. In addition, the Mineral Reserves we ultimately exploit may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. Mineral Reserves and Mineral Resources data is not indicative of future production. To mitigate this risk we appoint independent third parties, such as SRK Consulting, to review our Mineral Reserves and Mineral Resources on a cycle of at least once in every year. Similarly, all mining project feasibility studies are subject to independent reviews prior to any application for capital approval by our board of directors.
Substantial capital expenditure is required to identify and delineate Mineral Reserves and Mineral Resources through geological surveying and drilling, to identify geological features that may prevent or restrict the extraction of ore, to determine the metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.
There can be no assurance that we will in the long term be able to identify additional Mineral Reserves or Mineral Resources or continue to extend the mine life of our existing operations. Without such additional Mineral Reserves and Mineral Resources, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize Mineral Reserves and Mineral Resources in the future could have an adverse effect on our business, financial condition and results of operations.
Economic extraction of minerals from identified PGM deposits may not be viable.
The economic viability of a PGM deposit, including at any current project in which the Company has an interest, is dependent on several factors, not all of which are within our control. These include deposit attributes such as size and grade, structural complexity including faulting and potholing, government regulation, the prevailing price for PGMs, prevailing currency exchange rates, land tenure and titles, availability of capital, and other factors. The full effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not being able to economically extract minerals from any identified Mineral Resource.
The development of any of our mineral projects into commercially viable mines cannot be assured.
PGM development and exploration projects, such as the development of the Triple Crown Properties and the Mphahlele Project, have no operating history on which to base estimates of future commercial viability. Estimates of Mineral Resources and Mineral Reserves are largely based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the Mineral Resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions, and other factors. As a result, the actual capital cost, operating costs, and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, results of operations, financial condition, and prospects. There can be no assurance that we will be able to complete the development of our mineral projects, or any of them, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures, and controls will be adequate to support our operations. For additional information about our environmental licensing requirements and the status of our environmental licenses, see “Regulatory — Environmental regulations” and “Description of Projects — P-S-M Project — Permitting requirements,” “— Mphahlele Project — Permitting requirements” and “— Kruidfontein Project — Permitting requirements.” Should any of these events occur, it would have a material adverse effect on our business, results of operations, financial condition and prospects.

We may experience unforeseen difficulties, delays or costs in implementing our business strategy and operational plan.
Our ability to grow our business will depend on the successful implementation of our existing and proposed strategic initiatives and operational plans at our historical operations, and development of our project pipeline including the Triple Crown Properties and the Mphahlele Project. For example, we are developing incremental PGM production that is expected to grow production 216% from 129 koz 4E in 2020 to 407 koz 4E in 2030 based on the Technical Report Summaries, between our Western Limb and Eastern Limb operations. In addition, we are committed to the development of next generation PGM metal production at the Kell Processing Plant we intend to build.
The successful implementation of our strategic initiatives and operational plans, including the realization of our production growth forecasts described in the Technical Report Summaries, depends upon many factors, including those outside our control. We may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, a number of factors, which are discussed in more detail elsewhere in this section, such as, but not limited to, volatility in PGM pricing, operating costs, safety-related issues, organized labor action and technical issues may result in a failure to meet operations targets or strategic goals. Any such difficulties, delays or costs could prevent us from fully implementing our business strategy, which could have a material adverse effect on its business, operating results and financial condition. Furthermore, the economic analysis and cost estimates presented in the Technical Report Summaries are based on certain assumptions, projections and estimates that are subject to considerable uncertainties, and actual results may be less favorable than current estimates.
In addition, any existing or future initiatives may not be implemented as planned, turn out to be less effective than anticipated; only become effective later than anticipated or not be effective at all. Any of the above could have a negative impact on our business, operating results and financial condition.
When we further expand our current mining operations, we may experience problems associated with mineral exploration or developing mining projects.
Our ability to sustain or increase levels of PGM production is dependent in part on the successful expansion of our mining operations, including development of the Triple Crown Properties and the Mphahlele Project. The economic feasibility of such projects is based upon many factors, including, among others: the accuracy of Mineral Reserves and Mineral Resources estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting and environmental protection; and PGM commodity prices. Projects to replace existing capacity or expansions are also subject to the successful completion of feasibility studies, the issuance of necessary governmental permits and the availability of adequate financing. If we are unable to execute such projects successfully, it could have an adverse effect on our business, financial condition and results of operations in the long term.
The PGM mining industry is capital intensive.
PGM mining requires a substantial amount of capital in order to identify and delineate Mineral Reserves and Mineral Resources through geological mapping and drilling, to identify geological features they may prevent or restrict the extraction of ore, to construct mining and processing facilities, expand production capacity (including by sinking or deepening existing shafts), to replenish reserves, to purchase, maintain and improve assets, equipment and infrastructure, to comply with legal or regulatory requirements or industry standards as well as to meet unexpected liabilities. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. We expect to materially increase our capital expenditures to support the growth in our business and operations in South Africa, including the development of our Triple Crown Properties, the Mphahlele Project and the Kell Processing Plant.
Our liquidity requirements arise primarily from the need to fund our capital expenditure program and existing operations. Our principal source of liquidity has been equity and free cash flow. These cash flows have been fundamental to the funding of our existing operations and maintaining a pipeline of projects. Our cash flows may be adversely affected by a number of factors, which are discussed in more detail elsewhere in this section, such as, but not limited to, PGM prices resulting from market supply and demand dynamics, real increases in operating expenses such as electricity and changes in production due to declines in operational productivity.
Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures we will not achieve the targets set forth in our business plan or be able to develop future capital projects. If we are unable to fund our planned capital expenditure projects as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, we may no longer be able to complete existing capital projects. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect our results of operations or financial condition.
We may require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.
As of December 31, 2020, we had consolidated cash and cash equivalents of US$63 million and working capital of US$163 million. We make, and will continue to make, substantial capital expenditures related to exploration activities, development and production. Historically, we have financed these expenditures primarily with equity offerings. We intend to use our existing cash balance, available facilities, operating cash flows and the proceeds of this offering as described under “Use of Proceeds.”
If we are unable to fund our planned capital expenditure projects as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, we may no longer be able to complete existing capital projects. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect our results of operations or financial condition.
Our capital expenditures financed by borrowing additional funds may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business, require us to dedicate a substantial portion of our cash flow to payments on our debt, which may reduce our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements, and place us at a competitive disadvantage relative to some of our competitors that have less debt.
In addition, we may have additional capital requirements to the extent we identify and decide to proceed or accelerate exploration activities, develop future mining operations, or take advantage of opportunities for acquisitions, joint ventures or other business opportunities. We may also incur major unanticipated liabilities or expenses. There can be no assurance that we will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.
A number of our development projects rely on underground mining extraction methods which differ from our current open cast mining operations.
The underground mines we plan to develop on the Triple Crown Properties and the Eastern Limb will rely on underground mining extraction methods. Each of the projects will require development of surface portals and underground declines to access the Mineral Reserves. Underground development activities and operating conditions are different from open pit mining, and we may face challenges due to our lack of operating experience with respect to underground mines. There can be no guarantee that we will be able to develop underground projects on time or on budget and operate them in a manner that is consistent with our pre-feasibility or feasibility studies.

The Kell Processing Plant, including deployment of the Kell Process Technology at a commercial scale, may not be successful, which could have a material adverse effect on us.
Kellplant, a wholly-owned subsidiary of KTSA, plans to construct the first Kell Processing Plant using the Kell Process Technology, which we expect will transform the processing of PGM concentrates into saleable metal in greener and less energy intensive manner. Construction of the initial Kell Processing Plant is scheduled to begin in January 2022, and we expect to commission the plant in the fourth quarter of 2023. There is no guarantee that the Kell Processing Plant will be commissioned on time or on budget or will deliver the performance we anticipate. We must obtain certain permits and licenses to construct and operate the Kell Processing Plant. See “Description of Projects — P-S-M Project — Permitting requirements.” In addition, we need to enter into an arrangement with a market participant who will sell the metal produced by the Kell Processing Plant and there is no guarantee we will be able to do so or of the terms of any such agreement.
A definitive feasibility study evaluating the use of the Kell Process Technology on our concentrate was undertaken by Simulus Engineers in Australia in 2013. Based on a concentrate feed rate of 110 ktpa, the study demonstrated positive economics from a robust process. Extended pilot plant trials were undertaken between 2014 and 2016. The pilot plant was able to repeat the results achieved in the previous laboratory tests. Nevertheless,as a whole the Kell Process Technology is yet to be industrialized in the mining sector. There can be no guarantee that operation at a commercial scale will deliver the same recoveries and costs and environmental benefits as demonstrated at the pilot plant scale and as outlined in the feasibility study and as described in this prospectus and actual results may differ materially.
Development expenditures for the Kell Processing Plant of approximately R2.0 billion (approximately US$123.5 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021) are not included in the Technical Report Summaries and represent incremental expenditures. Our funding requirement for the Kell Processing Plant is expected to be met with cash from our balance sheet or debt facilities. We plan to make capital investments on behalf of our Kelltech joint-venture partner, Lifezone, in order to fund the development of the Kell Processing Plant. In return we will receive any cash distributions associated with Lifezone’s share of dividends and royalties from Kelltech until our initial capital investment plus accrued interest has been returned.
It is possible the Kell Processing Plant will be unsuccessful which could result in a loss of our investment in the development (including the investment made by us in the Kell plant on behalf of Lifezone) and associated impairment change, the need for further optimization of the process flowsheet, adjustment of the equipment selection or other changes to the project, which may result in increases in capital cost and operating cost, and delays in achieving commercial operation.
We may not be able to source sufficient concentrate for use in the Kell Processing Plant.
We do not anticipate that the concentrate produced from our own operations initially will be sufficient to supply the Kell Processing Plant. Accordingly, we intend to source third party concentrate for processing in the Kell Processing Plant. We may not be able to source such concentrate at a reasonable cost, in sufficient quantities or on agreeable terms to fully utilize the capacity of the Kell Processing Plant, which would have an adverse impact on our returns from such investment.
We rely on Lifezone to provide technical and operational expertise in operating the Kell Processing Plant.
Although Kelltech has perpetual and exclusive rights to use and sub-license the Kell Process Technology within the SADC License Area for processing PGMs, Kelltech will continue to depend on Lifezone’s technical and operational expertise in commercializing and successfully implement the Kell Process Technology, including the expertise provided by Mr. Keith Liddell and Dr. Mike Adams. Under a technical service agreement between Lifezone and KTSA dated June 10, 2020 (the “Lifezone Technical Services Agreement”), Lifezone will provide services in engineering development, plant design and research and development required for the development of the Kell Processing Plant and the utilization of Kell Process Technology in the respective licensed territory. Although the Lifezone Technical Services Agreement does not have a termination date, after January 1, 2023, either party may terminate it by providing the other party with a minimum of six months’ advance notice. We expect to rely on Lifezone for technical and operational expertise after such date. For additional information regarding the Lifezone Technical Services Agreement, see “Related Party Transactions — Kell agreements — Lifezone Technical Services Agreement.”
If the Lifezone Technical Services Agreement is terminated, then there may be an adverse impact on our ability to realize the benefits of the Kell Processing Plant and therefore an adverse impact our operations.
If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.
We license certain intellectual property rights, including technologies and data from third parties, that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. For example, Kelltech has been granted by Lifezone an exclusive license to use Kell Process Technology within specific territories in the SADC License Area, and a non-exclusive license to sell the products produced by the Kell Process Technology. For additional information regarding the Kell licensing agreements, see “Business — Intellectual property and technology” and “Related Party Transactions — Kell agreements — Licensing arrangements.”
If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property rights or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.
Our PGM exploration projects may not be successful and are highly speculative in nature.
Exploration for PGMs is highly speculative in nature, and there is no guarantee of exploration success. Our exploration in South Africa involves many risks, and success in exploration is dependent on several factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital.
Exploration activity is usually followed by more costly feasibility studies and bankable feasibility studies and these may indicate that a project is not viable. As a project moves from the exploration phase to the bankable feasibility stage the costs involved become more significant. As such, mining development projects typically require a number of years and significant expenditure during the development phase before production is possible. It is not possible to provide any assurances that any project would be completed on time or to budget.
Estimates of Mineral Reserves and Mineral Resources are based upon the interpretation of geological data obtained from drill holes. Feasibility studies derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.
References to Mineral Reserves and Mineral Resources figures are estimates and there can be no assurance that they will be recovered or that they can be brought to profitable production. Mineral Reserve and Mineral Resource estimates may require revision based on actual production experience. A decline in the market price for PGMs may render Mineral Reserves containing relatively low grades of mineralization uneconomic and may in certain circumstances ultimately lead to a restatement of Mineral Reserves or Mineral Resources.
As a result of the above, we cannot give any assurance that our future exploration efforts will result in the discovery of Mineral Reserves or Mineral Resources or result in the discovery of any Mineral Resource suitable for economic extraction.
Due to the mature infrastructure at our mining operations, unplanned breakdowns, statutorily mandated modifications and stoppages may result in production delays, increased costs and industrial accidents.
Infrastructure at our operations, the concentrator plant, tailings scavenging plant and chrome plant at the Pilanesberg Platinum Mine, are relatively mature. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. More than normal maintenance and care are required once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards. Incidents resulting in production delays, increased costs or industrial accidents may occur. For example, during the inspection of the tailings thickener, as part of the 2021 annual maintenance shutdown of the Pilanesberg Platinum Mine concentrator, it was observed that the integrity of a portion of the concrete floor expansion joint sealing arrangement was in an unsatisfactory state which compromised the reliability of the facility with the potential to cause major unplanned business interruption. Following the recommendation of the specialist civil contractor technical representative and the consulting structural engineer, a decision was taken to undertake sealing repair work which resulted in an operational downtime of a total of 33 days, at a total repair cost of R5.6 million. As we only have one concentrator plant, we rely on functioning as scheduled. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on our business, operating results and financial condition.
We have identified material weaknesses in our internal control over financial reporting, and if we fail to establish and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, and/or prevent fraud and/or file our periodic reports as a public company in a timely manner.
Prior to this offering, we had limited accounting personnel, resources and processes necessary to address our internal control over financial reporting and procedures in an unlisted environment. In that context, our management has not completed an assessment of the effectiveness of our internal control over financial reporting.
We will be a public company in the United States subject to the Sarbanes-Oxley Act after the completion of this offering. Section 404 of the Sarbanes-Oxley Act requires that we include a management’s report on our internal control over financial reporting in our annual report on Form 20-F, subject to phase-in accommodations for newly-listed companies. Under the current rules of the SEC, starting with our second annual report following our initial public offering we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. In addition, once we cease to be an ‘emerging growth company’ as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
In conjunction with the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of December 31, 2020, which are described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of a public company and include the following: (a) we do not have a formally designed, documented and tested control framework over all our key processes yet; (b) greater level of supervision needed in relation to financial reporting for a public company; (c) inadequate level of segregation of duties across business processes and individuals; (d) inadequate supply chain management process, including sufficient policies and procedures based on industry benchmarking; and (e) inadequate information systems and associated infrastructure, including but not limited to: (1) managing access to our systems and data; (2) end-user computing controls; and (3) computer operations controls.
These material weaknesses did not result in a misstatement to our consolidated financial statements included herein. However, each of the material weaknesses described above could have resulted in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim condensed consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.
We are in the process of adopting a remediation plan to improve our internal control over financial reporting, including increasing the depth and experience within our finance team, designing and implementing improved processes and internal controls, including benchmarking against industry standards and retaining outside consultants with extensive technical expertise. Our remediation plan includes at a high level: (a) the engagement of an independent third party service provider to assist with the business process documentation and implementation of the controls framework to be compliant with Section 404 of the Sarbanes-Oxley Act; (b) hiring additional staff, including onboarding of an Internal Audit Manager; (c) clear process flows and work flows, including review controls; and (d) creating adequate information systems and associated infrastructure. Once the framework has been implemented, we would need to test the operational effectiveness of the controls, before we can conclude as a company. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures and ongoing reporting obligations may be time consuming, costly, and might place significant demands on our financial, operational resources and systems. We may be unable to complete our evaluation testing and any required remediation in a timely manner.
During the documenting and testing of our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on our operations and profits.
Our results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including, for example, equipment, explosives, fuel, steel, cyanide and other reagents required at our mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials could require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. The prices of certain of our production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. Any significant increase in the prices of these materials will increase our operating costs and affect production considerations.
Power stoppages, fluctuations, usage constraints as well as limited access to sufficient water may force us to halt or curtail operations or increase costs.
Our operations are dependent on electricity supplied by Eskom, a state-owned electricity utility company that historically held a monopoly in the South African market, including ventilation and hoisting in the underground environment. Prolonged power outages, disruption, or shortage in supply to our operations would have a material adverse impact on production and employee safety. Over the past decade, electricity supply in South Africa has been constrained, with multiple power disruptions and load shedding constraints. After a strike at Eskom in June 2018, Eskom commenced load shedding (i.e., a controlled process that responds to unplanned events in order to protect the electricity power system from a total blackout.) to protect the national system from a total blackout. Eskom has since increased implementation of load shedding due to severe constraints placed on the generation system due to various constraints on its power generation units, including unplanned outages. Load shedding is expected to increase in the short to medium term, particularly as South African economy recovers from COVID-19. There is no assurance that Eskom’s efforts to protect the national power grid will prevent a complete nationwide blackout, which would have a material adverse effect on our business, operating results and financial condition. There is an evident increase in self-generation in the mining industry in South Africa by means of the development of solar photovoltaic and biomass generation facilities, which we are evaluating. However, this mitigation measure is subject to significant capital and operating expenditure and the obligation to apply to NERSA for a generation license.
During certain periods of load shedding, Eskom has burned significant amounts of diesel to run its gas turbines and asked large power users to curtail their power demand. This has contributed to Eskom’s ongoing financial difficulties and above inflation tariff applications to the NERSA. Although Eskom applied to NERSA for a 19.9% average increase in electricity tariffs, NERSA granted Eskom an 8.76% increase for the 2020 to 2021 financial year and a 13.87% increase for the 2021 to 2022 financial year. Eskom has expressed concern that these increases may not be adequate to prevent future electricity interruptions, and indicated that it intends to challenge NERSA’s decision not to grant the requested tariff increase. In several instances, the court has ruled in Eskom’s favor, allowing retrospective recovery through tariff increases. It is anticipated that Eskom will pursue further tariff increase applications, which will result in further tariff uncertainty and price increases.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. It is expected that this process will take time to implement, causing continued poor reliability of the supply of electricity, instability in prices, and a possible tariff increase above inflation, which are expected to continue through the unbundling process. Should we experience further power tariff increases, our operating results and financial condition may be adversely impacted.
The South African Department of Public Enterprises is developing a recovery program in an attempt to improve the reliability of power supply in South Africa. However, there can be no assurance that this program will provide sufficient supply for the needs of the country or for us to run our operations at full capacity or at all.
In addition to our dependence on electricity, our operations also require significant amounts of water. We are dependent on the availability of water in our areas of operations and in particular on the ability to be provided with a sufficient allocation of water to enable it to conduct our business. The impact of climate change on the long term availability of water is a major consideration for us, particularly in light of the fact that our operations are located in historically water scarce areas. In addition to a decrease in the supply of water as a result of shifting rainfall patterns, an increase in the population growth and urban development in the areas surrounding our operations is expected to lead to increasing demands on the existing water supply which, coupled with inadequate upgrades to existing water infrastructure, may cause water shortages in relation to the our areas of operations. If we cannot be supplied with sufficient water we could suffer from a reduction in our operating capacity. See also “— Risks related to environmental, social and governance matters — Our operations are subject to water use regulation, which could impose significant costs and burdens.”
Unexpected operational accidents and natural disasters may adversely affect our operations.
Our operational processes may be subject to operational accidents such as underground mine and processing plant fires and explosions, damages caused by abnormal wear, inclement weather, incorrect operation, rock bursts, cave-ins or falls of ground, collapse of pit walls, flooding, loss of power supply, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural disasters such as earthquakes which could adversely affect our ability to produce and deliver PGMs and in general our business, financial condition and results of operations.
The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, disruptions in production, increased costs, environmental damage and potential legal liabilities, all of which could have an adverse effect on our business financial condition and results of operations.
If we lose senior management or are unable to hire and/or retain sufficient technically skilled employees, our business may be materially adversely affected.
Our ability to continue to operate, innovate, implement continuous improvement or expand depends on, among other things, our ability to retain and attract senior management and key employees with appropriate knowledge and skills, experience and other competencies as may be required to remain a competitive business and to achieve our business strategy over the long term. However, the mining industry in South Africa continues to experience a shortage of qualified senior management and technically skilled employees. We may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or we may have to pay and award higher levels of remuneration (sign-on packages, gross packages and short- and long-term incentives) than we currently do. To the extent that we are unable to hire or retain appropriate management and technically skilled personnel, or if there are not adequate succession plans in place, this could have a material adverse effect on our business, result in the imposition of fines and have a negative effect on production levels, operating results and financial position.
Because all of our operations are currently concentrated in the Western Limb of the Bushveld Complex, disruptions in this and neighboring regions could have a material adverse impact on our operations.
Due to the geographic concentration of our existing operations in the Western Limb of the Bushveld Complex, in close proximity to the town of Rustenburg in the North West Province any adverse economic, political or social conditions affecting this region or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on our business, operating results and financial condition.
Our insurance coverage may not adequately satisfy all potential claims in the future.
Although we have an insurance program, we may become subject to liability for pollution, occupational illness or other hazards against which we have not been insured, cannot insure or are insufficiently insured, including those relating to past mining activities. Our existing property and liability insurance contains specific exclusions and limitations on coverage. Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.
We are subject to exchange rate and interest rate fluctuations, which may be harmful to our business.
We are exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in non-functional currencies. See “— Risks related to South Africa — Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand.” In addition, a portion of our debt is subject to interest rate fluctuations, including fluctuations in the Johannesburg Interbank Average Rate (“JIBAR”); and the South African prime interest rate (“S.A. Prime”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and qualitative disclosures about market risk.” Fluctuations in exchange rates and interest rates are caused by several factors that are beyond our control.

If exchange rates or interest rates, such as JIBAR and S.A. Prime, increase significantly, our finance expenses will increase, and our ability to obtain financings may decrease, which may materially adversely affect our results of operations.
We use third-party providers and contractors, and the lack of availability, or failure to properly perform services, of one or more of these third-party providers and contractors may adversely affect us.
The lack of availability of, or failure to properly perform services by, one or more third-party providers and contractors, which we depend on, could result in a decrease in our production or delays in the development of projects, which in turn could impact our results of operations and financial condition. In particular, a number of resources are only available through a limited number of third parties and, lead-times, work slowdowns, stoppages, or other labor-related developments or disputes involving such third parties or contractors are out of our control. There can be no assurance that we will be able to secure in a timely manner, on commercially acceptable terms or at all, the provision of all the services that we will need to execute our exploration and development plans, or that such arrangements (both current and planned) will be sufficient for our future needs or will not be interrupted. In addition, we may incur liability to third parties as a result of the actions of our contractors.
In addition, certain of the services we require are, or may in the future be, available on commercially reasonable terms only from a limited number of providers, and we may encounter difficulties in securing the services of specialized contractors due to high demand for those services. As a result, we are dependent on external contractors performing satisfactorily and fulfilling their obligations. While we are not aware of any specific matters, our business and development plans may be adversely affected by any failure or delay by third parties in supplying these services, by any change to the terms on which these services are made available, or by the failure of such third-party providers to provide services that meet our quality or volume requirements. If we are obliged to change a provider of such services, we may experience additional costs, interruptions to production, or other adverse effects on our business. There is a risk that we may not be able to find adequate replacement services on commercially acceptable terms, on a timely basis, or at all.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition, and prospects. We currently rely on outside contractors to perform key roles, such as drilling and blasting, as well as loading and hauling. In the medium term, the success of our operations and activities remains dependent to a significant extent on the efforts and abilities of outside contractors, particularly in relation to loading and hauling activities, and therefore our operations remain significantly reliant on their performance.
Should we be unable to acquire or retain providers of key services on favorable terms, or should there be interruptions to, or inadequacies with, any services provided, we may need to incur capital and operating expenditure. This could have a material adverse effect on our business, results of operations and financial condition.
We may be unable to compete successfully for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services with other mining companies.
The mining industry is competitive in all of its phases, and many of our competitors have greater financial resources and a longer operating history than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is intense. Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for PGM exploration in the future. Increases in PGM prices have in the past, and could in the future, encourage increases in mining exploration, development, and construction activities, which results in increased demand for and cost of contract exploration, development, and construction services and equipment.
Increased demand for, and cost of, services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development, or construction costs, result in project delays, or both. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees.
Any acquisition, partnership or joint venture that we make or enter into could disrupt our business and harm our results of operations and financial condition.
We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to negotiate or finance such future acquisitions successfully, enter into partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service, or product into our business may divert management’s attention from our core business. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.
Financing an acquisition or other strategic transaction could result in dilution to existing shareholders from issuing equity securities or convertible debt securities, or a weaker balance sheet from using cash or incurring debt, and equity or debt financing may not be available to us on favorable terms, if at all. In addition, in regard to an acquisition, it is possible that the goodwill that has been attributed, or may be attributed, to the target may have to be written down if the valuation assumptions are required to be reassessed as a result of any deterioration in the underlying profitability, asset quality and other relevant matters. There can be no assurance that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results of operations and net assets.
The integration of any acquired assets requires management capacity. There can be no assurance that our current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations.
Furthermore, we may be unable to complete a proposed transaction if we are unable to obtain required regulatory approvals, including the applicable regulatory authorities in the various jurisdictions in which we or a potential acquisition target operate. Even if we are able to obtain regulatory approval, such approval could be subject to certain conditions, which could prevent us from competing for certain customers or in certain lines of business. In addition, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot guarantee that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, results of operations and financial condition.
We recognize revenue on a provisional price basis which may result in significant revisions in later periods.
Revenue is recognized when the buyer, pursuant to a sales contract, obtains control of the product, which constitutes the performance obligation. The sales price and quantities are determined on a provisional basis at the date of delivery. Adjustments to the sales price occurs based on movements in the metal market price, metal content quantities and exchange rate, which represent variable transaction price components, up to the date of final pricing and assays. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between three and five months.

Adjustments in respect of final assayed quantities and/or prices arising between the date of recognition and the date of settlement are recognized in the period in which the adjustment arises and reflected through revenue and receivables. These adjustments may be significant and not within our control.
If any of our operations do not perform in line with our expectations, we may be required to write down the carrying value of its investment, which could affect our profitability and the ability to pay dividends.
Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by these assets may no longer be valid. If the results of operations and cash flows generated by our PGM operations are not in line with our expectations, we may be required to write down the carrying value of the investment and mineral rights. Any write-down could materially affect our business, operating results, operations and financial condition.
We use information, communication, and technology systems, which record personal data. Failure of these systems, or the failure to protect personal data, could significantly impact our business and operations.
We use and are reliant on various internal and external information, communication and technology system applications to support our business activities, mining applications, and other applications. Damage or interruption of our information, communication and technology systems, whether due to accidents, human error, natural events, or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition. Such threats are persistent and evolve quickly, and we have in the past and may in the future experience such cybersecurity threats. We have taken measures to protect our data and to protect our computer systems from attack but these measures may not prevent unauthorized access to our systems or theft of our data. Since the techniques used to obtain unauthorized access to or to sabotage information technology systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.
The information security management system protecting our information, communication and technology infrastructure and network may be subject to security breaches (e.g., cybercrime or activists) or other incidents that could result in misappropriation of funds, increased health and safety risks to people, disruption to our operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. Given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental or malicious actions, including those resulting from a cybersecurity attack, could result in a significant environmental incident, commercial loss, interruption to operations, loss of access to critical data or systems, unfavorable publicity, damage to our reputation, difficulty in marketing our services, allegations that we have not performed our contractual obligations, indemnification obligations, regulatory investigations, fines or penalties, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information and other business delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations and reputation. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition and results of operations. Further, and notwithstanding any contractual rights or remedies we may have, because we do not control our vendors, including their security measures and the processing of information by our vendors, we cannot ensure the integrity or security of measures they take to protect personal information and prevent data loss or other cyber incidents. Our cybersecurity insurance may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with vendors and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.

We receive, generate, store and otherwise process sensitive information, such as personal information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data.
On July 1, 2020, the South African Protection of Personal Information Act 4 of 2013 (as amended from time to time) (“POPI”) came into effect. Organizations were afforded a one-year grace period within which to align their activities with POPI, which came to an end on July 1, 2021. From this date, the responsible person (i.e., the Group) must ensure that it processes personal information in accordance with the principles contained in POPI. The ‘processing’ of personal information refers to the manner in which a data subject’s personal information is collected, received, recorded, collated, stored, updated or modified, retrieved, altered, used, transmitted or distributed, merged, linked, degraded, erased or destructed in South Africa. In addition, POPI includes provisions relating to the processing of ‘special personal information’, which includes information concerning a data subject’s religious or philosophical beliefs, race or ethnic origin, trade union membership, political persuasion, health or sex life and criminal behavior or biometric information.
Any person who believes that we have failed to comply with our obligations under POPI may lodge a complaint with the Information Regulator, who is required to investigate the complaint. In conducting this investigation, the Information Regulator may summon and enforce the appearance of persons before the Information Regulator, compel the production of documents, access any premises, conduct interviews, and carry out any inquiries at the premises that the Information Regulator deems fit.
Upon completion of the investigation, the Information Regulator may refer the complaint to the Enforcement Committee for consideration, a finding in respect of the complaint, and a recommendation in respect of the proposed action to be taken by the Information Regulator in respect of the complaint. Based on the recommendations of the Enforcement Committee, the Information Regulator may issue the responsible party with an enforcement notice directing the responsible party to take specific measures or to stop processing personal information. The Information Regulator may also impose an administrative fine.
In addition to the above, a person is guilty of an offense if they:
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obstruct or hinder the Information Regulator from performing their duties and functions under POPI, including obstructing the execution of a warrant;

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fail to comply with an enforcement notice or summons;

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fail to give effect to the requirements relating to the processing of personal information; and

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recklessly and without consent obtain and disclose an account number of a data subject to another person.

Any person found guilty of such an offense may be liable for a fine and/or imprisonment.
A data subject may institute civil proceedings against any responsible party for breaching any provision of POPI, which also limits the defenses that may be raised by the responsible party. The court hearing the matter awards damages as compensation for loss suffered by the data subject as well as aggravated damages, interest, and costs.
We cannot guarantee that our POPI compliance efforts will be deemed appropriate or sufficient by regulatory authorities or the courts. Moreover, we may have difficulty adapting our systems and processes to the new legislation. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Our or our third-party vendors’ failure to comply with applicable data protection laws and regulations could result in, and have resulted in, claims, disputes, proceedings, government enforcement actions (which could include civil or criminal penalties), loss in customers and suppliers, private litigation and/or adverse publicity, monetary penalties or other liabilities, and could increase our costs of doing business, distract our management, require us to change our operations and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations or privacy policies, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.
Our business may be subject to high fixed costs in the future, which may impact our profitability.
Historically, our principal operating costs have been labor costs (including independent contractors), load and haul, drilling, blasting, rock breaking/crushing, electricity, reagents/grinding media and diesel and are incurred principally in South African rand. Of our total operational costs for the year ended December 31, 2020, we categorize 25% as fixed as these did not vary significantly with our production rate. We categorize overburden and waste removal, reef hauling and drilling and blasting expenses as variable, and these comprised 95% of our total mining costs for the year ended December 31, 2020. Of our total plant operation costs for the year ended December 31, 2020, we categorize 61% as variable. We expect that our fixed costs will increase with the development of our planned underground operations, as our labor costs will shift from third party contractors to own labor. Higher fixed costs increases the risk that a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. In addition, above-inflation increases in fixed costs such as labor or electricity costs, may cause parts of our resources to become uneconomical to mine and lead to the closure of marginal sections of our operations. This would impact planned production levels and declared reserves and could have a material adverse effect on our business, operating results and financial condition.
Amendments to the South African loss carry forward rules could have an adverse effect on our financial results.
Our principal operating subsidiaries are South African tax residents. The loss carry-forward rules are regulated by section 20 of the South African Income Tax Act No. 58 of 1962 (as amended from time to time) (the “South African Income Tax Act”). In determining taxable income as per enacted legislation, corporate taxpayers must set off their full extent of the balance of assessed loss carried forward from the preceding tax year against their income, with any unutilized assessed loss balance carried forward to future years of assessment to be set off against future income.
In July 2021, the South African National Treasury and the South African Revenue Service published proposed amendments to revise the rules relating to the use of assessed losses by companies. The Draft Taxation Laws Amendment Bill of 2021, in an attempt to broaden the corporate income tax base and counterbalance the effects of the proposed reduction in the corporate tax rate from 28% to 27%, aims to amend section 20 of the South African Income Tax Act to permit companies only to set-off the balance of an assessed loss carried from the prior year of assessment only to the extent that the set-off does not exceed 80% of the taxable income determined for that year (before taking into account such balance of assessed loss). Under the proposal, taxpayers would be subject to tax on a minimum of 20% of their taxable income calculated for any year, irrespective of the quantum of any the balance of assessed loss brought forward. The unutilized balance of assessed loss will be carried forward to the following year of assessment.
The Draft Taxation Laws Amendment Bill of 2021 is subject to public comment. If enacted as proposed, the changes will come into effect for years of assessment commencing on or after April 1, 2022 and will apply to assessed losses generated prior to the effective date as well as those arising after that date. Representations have been made by the public regarding this section, and it is possible that the introduction of the proposed amendments in this regard may be delayed and/or modified. Where enacted as proposed, this would result in delays in the timing of the utilization of the balance of assessed losses carried forward, which could have an adverse effect on our financial results.
We may not be successful in obtaining, maintaining, enforcing, defending and protecting our intellectual property or other proprietary rights, including our unpatented proprietary knowledge and trade secrets, or in avoiding claims that we infringed, misappropriated or otherwise violated the intellectual property rights of others.
Our business and our ability to compete effectively depend on our ability to obtain, maintain, protect and enforce our intellectual property rights, confidential information and know-how. We rely on intellectual property laws in South Africa and other countries, as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology. Despite our efforts to obtain, maintain, protect and enforce our intellectual property rights and other proprietary rights, there can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, accessing or otherwise obtaining and using our technology, intellectual property rights or other proprietary rights, products or processes without our permission. Further, there can be no assurance that our competitors will not independently develop products or processes that are substantially equivalent or superior to ours or design around our intellectual property rights and other proprietary rights. In each case, our ability to compete could be significantly impaired.
We may, over time, increase our investment in protecting our intellectual property rights through patent, trademark, copyright and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain registered intellectual property protection for our products or processes and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property rights could hurt our market position and business opportunities.
In addition, these measures may not be sufficient to offer us meaningful protection or provide us with any competitive advantages. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. If we are unable to adequately protect our intellectual property rights and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or to otherwise provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of some of our offerings or other competitive harm.
We believe that we have sufficient intellectual property rights to allow us to conduct our business without incurring liability to third parties. However, we or our products may nonetheless infringe, misappropriate or otherwise violate the intellectual property rights of third parties, or we may determine in the future that we may be required to enter into costly license agreements or require other rights to intellectual property rights held by third parties. Such a license or other rights may not be available to us on commercially reasonable terms or at all, in which case we may be prevented from using, providing or manufacturing certain products, services or use brands as we see fit. We may in the future become involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business.
Tax regulations and challenges by tax authorities could have a material adverse effect on us and we may be subject to challenges by tax authorities.
We have a footprint in a number of countries, are subject to numerous tax regulations in various jurisdictions and are regularly examined in this regard. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which our businesses operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which our businesses operate may limit our ability to successfully challenge adverse determination by any local tax authorities. Some of our businesses operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

In addition, we and our businesses operate in, are incorporated in and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries or businesses are tax resident, application of tax treaties or the content of these, or other matters. If we, or our businesses, are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be required to pay additional taxes, interest, fines or penalties, we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. A successful challenge could potentially result in payments to the relevant tax authority of substantial amounts that could have a material adverse effect on our financial condition and results of operations.
Even if we, or our businesses, are successful in responding to challenges by taxing authorities, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.
Our holding company structure makes us dependent on the operations of our subsidiaries.
The Company is a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey. The Company’s material assets are its direct and indirect equity interests in its subsidiaries. The Company is, therefore, dependent on payments, dividends and distributions from its subsidiaries for funds to pay the Company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the ordinary shares, and the Company may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “— Risks related to South Africa — Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand” and “Dividend Policy.”
Risks related to legal, regulatory and compliance matters
Our operations are subject to the imposition of several regulatory costs, which may have a material adverse effect on our business, operations and profits.
In recent years, governments, communities, non-governmental organizations (“NGOs”) and trade unions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the levying of additional taxes and royalties. This resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and our business, operating results and financial condition.
In December 2017, during the ANC national conference, the ANC (the current ruling political party in South Africa) resolved that, as a matter of policy, the ANC should, in order to address historical wrongs of land dispossession, as well as ensuring fair access to land and empowering the majority of South Africans, pursue the expropriation of land (and any improvements) without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. On February 27, 2018, the National Assembly assigned the South African Constitutional Review Committee to review section 25 of the South African Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On July 25, 2019, the National Assembly adopted and passed a motion to re-establish a multi-party ad hoc committee, which will introduce legislation to amend section 25 of the South African Constitution allowing the state to expropriate land without compensation. The ad hoc committee adopted a revised Constitution Eighteenth Amendment Bill on September 3, 2021. Once the amendment is introduced (via the revised 18th Amendment Bill), various procedural milestones will need to be met. The critical procedural milestones include the adoption of the bill by the National Assembly as well as six of the nine provinces of the South African National Council of Provinces, and the President assenting thereto.
If any land in respect of which we hold mining or prospecting rights is expropriated, this could have a material adverse effect on our business, operating results and financial condition.
Notwithstanding the above, section 5(3) of the South African Mineral and Petroleum Resources Development Act No. 28 of 2002 (as amended from time to time) (“MPRDA”) allows a prospecting, mineral or exploration right holder to ‘enter’ the land to which such right relates without the need to own the land. However, regulations 16(1)(b) and 39(2)(b) of the EIA Regulations, 2014, which regulate the public participation process in respect of applications for environmental authorizations for an applicant for a mineral right under the MPRDA, were recently amended (GN 517 of 11 June 2021) to require an applicant of an environmental authorization relating to a mineral right to submit the written consent of the landowner, if the applicant is not the owner or person in control of the land on which the activity is to be undertaken. The EIA Regulations, 2014 constitute delegated legislation and therefore must fall within the ambit of the empowering legislation. The recent amendments are arguably ultra vires since neither NEMA or the MPRDA require landowner consent in respect of mining or prospecting activities. A right granted in terms of the MPRDA is deemed to be a limited real right but the exercise of this right remains “subject to…any relevant law” in terms of section 23(6) of the MPRDA, which law may include the law relating to land use planning in any particular municipal jurisdiction. The law relating to land use in a particular municipal jurisdiction may prescribe the need for land use consent and the ability to obtain this consent is often dependent on obtaining the land owner’s consent.
In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. The first approach looks at, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach looks at the South African government taking a more active role in the mining industry, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
The ANC has proposed policies which, if adopted, may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including the Group, any of which could have a material adverse effect on our business, operating results and financial condition.
In 2013, the Minister of Finance appointed the Davis Tax Committee to look into and review inter alia the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. On November 13, 2017, following a period of public comment, the Davis Tax Committee published its final report which largely reaffirmed its initial recommendations. The South African National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Changes made to tax legislation will impact, either directly or indirectly, on our cost structure.
Any of the above could have a material adverse effect on our business, operating results and financial condition.
Our mining and prospecting rights are subject to legislation, which could impose significant costs and burdens.
Mining or prospecting right holders are required to comply with the provisions of the MPRDA, and the terms and conditions on which the right was granted. Prospecting right holders are required to conduct prospecting operations in line with what is contemplated in their approved prospecting work program. For further information on the legislative requirements in relation to mining and prospecting rights under the MPRDA, see “— Our mineral rights in South Africa could be altered, suspended, or canceled for a variety of reasons, including uncertainties associated with national and local legislation”. Mining right holders are required to conduct mining operations in line with what is contemplated in their approved mining work program and environmental management program. Furthermore, mining right holders are required to implement the program set out in their approved social and labor plans (“SLPs”), which is geared towards the socioeconomic development of host mine communities, creating employment and increasing training of employees. For further information on our SLPs, see “— Risks related to environmental, social and governance matters — Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements could result in our reputation in the communities in which we operate deteriorating.” Prospecting fees are payable in accordance with the MPRDA. Royalties are payable on the transfer of a mineral in terms of the Royalty Act. In terms of the Royalty Act, refined minerals attract a maximum royalty of 5% of the gross sales of the extractor (with a minimum of 0.5%), and unrefined minerals attract a maximum royalty of 7% of the gross sales of the extractor (with a minimum of 0.5%). There is the possibility that the Minister of Finance could change the mineral royalty percentage. This possibility creates uncertainty and may impede accurate business and financial planning, which could have a material adverse effect on our results of operations, financial condition and/or prospects.
Our mineral rights in South Africa could be altered, suspended, or canceled for a variety of reasons, including uncertainties associated with national and local legislation.
Various national and local laws govern our mineral rights, policies and regulations in South Africa, which are characterized by significant uncertainties associated with both their formulation as well as implementation. Should we breach any of our obligations in respect of our mining rights, such rights could be altered, suspended, or canceled. Furthermore, if we are found not to be in compliance with certain of the other requirements stipulated in the MHSA, MPRDA or Environmental Laws this may have a material adverse effect on our business, results of operations, financial position and/or growth prospects.
Our prospecting and mining rights may be adversely affected by the DMRE granting competing rights.
A mining and/or prospecting right entitles the holder thereof to the exclusive right to mine and/or prospect (as the case may be) for prescribed minerals over a prescribed area of land. It is possible that third parties are granted mining and/or prospecting rights in respect of associated minerals on areas covered by our prospecting/mining rights.
In addition, our prospecting and mining rights may be adversely affected by the DMRE granting competing rights to third parties over areas covered by our rights. Under South African law it is possible for mining/prospecting rights in respect of the same area of land to be granted in respect of different minerals. The MPRDA does not contain any provisions regulating the mining of different minerals occurring in association, or which must of necessity be mined, together with other minerals (commonly referred to as ‘associated minerals’). We do not, in all cases, hold the rights in respect of all associated minerals occurring in the PGM ore body and, as such, third parties may be granted mining and/or prospecting rights in respect of such associated minerals on the areas covered by our prospecting and/or mining rights. In order for third parties to be granted such rights, a consultation process must be followed. During this process, we would have the right to object to the application, but there can be no assurance that such an objection would be successful. Subsequent to the granting of the competing rights, there is also an opportunity for us to submit an internal administrative appeal in terms of section 96 of the MPRDA, as read with regulation 74 of the MPRDA Regulations. To the extent that such rights are granted, our operations may be adversely affected to the extent that we are required to accommodate the third party’s prospecting/mining operations. Holders of rights to associated minerals may obstruct our mining activities or claims in respect of associated minerals mined by us. In addition, South Africa does not have a reliable cadastre system. As a result, the DMRE often erroneously grants rights in respect of land and minerals for which a pre-existing right already exists. In the event that the DMRE had to grant conflicting rights in this manner over the land and minerals for which we have already been granted rights, then we will have to follow internal appeal procedures, High Court interdict (or injunction) proceedings, and ultimately High Court review proceedings in order to have the conflicting grant set aside. In this regard, we may be subjected to costly and protracted legal proceedings.
In this regard, although we have the right to mine PGMs on portions 9 and 15 of the farm Ruighoek, Batlhako Ferrochrome (Pty) Ltd and Ntuane Chrome Mines (Pty) Ltd have rights to mine chrome on portions 9 and 15 of farm Ruighoek respectively. In respect of the remaining extent of the farm Rietfontein, we hold a right to prospect for all minerals (excluding chrome) and tailings whilst Lanxess Chrome Mining Proprietary Limited holds a mining right for chrome. However, this mining right was unlawfully amended during the course of 2015 to include minerals in respect of which we hold a prospecting right. This amendment only came to our attention during May 2021. We have now lodged an internal appeal against the decision to include minerals in the mining right of Lanxess Chrome mining in conflict with our existing prospecting right. Moreover, the chromite rights over the Mphahlele Project area were granted to the Mphahlele Community Development Trust (“MCDT”). Accordingly, any chromite that is mined incidentally by the Project from the UG2 ores or that ends up in the tailings therefore belongs to the MCDT.
We are subject to legislation, regulations and policies and compliance with current and future administrative, regulatory and other obligations could result in increased costs.
Our operations and exploration and development activities are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including the management of natural resources, management and use of hazardous substances and explosives, exploration, development of mines, production and post-closure reclamation and rehabilitation, exports, price controls, repatriation of capital and exchange controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.
The costs associated with compliance with these laws and regulations are substantial, and possible future laws and regulations, changes to existing laws and regulations could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of its mining assets. Moreover, certain laws and regulations may allow governmental authorities and private parties who have a substantial and direct interest in the mining operations or the consequences of the mining operations to bring lawsuits based upon damages to property and injury to persons (for example, resulting from the environmental and health and safety impacts of our past and current operations), and could lead to the imposition of substantial damages awards, fines, penalties or other civil or criminal sanctions.
Environmental laws and regulations change frequently and are generally becoming more stringent across the global mining industry. If our environmental compliance obligations were to change as a result of changes to the legislation or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in connection with our operations, our expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect our business, operating results and financial condition.
Uncertainty and future disputes regarding authority within the Bakgatla may materially adversely affect our operations and delay execution and implementation of our strategy.
The Bakgatla are a significant B-BBEE shareholder of the Company. Our dealings with the Bakgatla have been with the Traditional Council or its appointed representatives. Following traditional leadership and disputes into the affairs of the Bakgatla, a commission of inquiry was appointed. Following the findings of the commission, on December 20, 2019, Mr. Phineas Tjie was appointed as the Administrator of the Bakgatla. On July 7, 2020, the recognition of Mr. Molefe John Pilane, who is a former member of our board of directors, as Kgosi (tribal leader) of the Bakgatla was withdrawn, and Mr. Rangwane Ramono Pilane Linchwe was recognized as the Kgosi. Mr. Phineas Tjie, as Administrator, is now the duly authorized representative of the Bakgatla. The Administrator’s authority was extended until January 6, 2022. Uncertainty and future disputes regarding authority within the Bakgatla may materially adversely affect our operations and delay execution and implementation of our strategy.
Our operations and profits have been and may be adversely affected by labor unrest and union activity and compliance with labor legislation.
As of December 31, 2020, we had approximately 1,730 employees, of whom 569 were permanent employees and the remainder were mining contractors. Most of our workforce is unionized. Organized labor dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on our operations, production and financial performance. We are due to renegotiate our current 3-year agreement with our principal union, the National Union of Mineworkers, in 2022.

Although management believes that we presently have good relations with our employees, there can be no guarantees that wage negotiations will not be accompanied by strikes, work stoppages or other disruptions. A major disagreement or prolonged wage or compensation negotiations between management and employees may result in unauthorized absences, work stoppages, equipment sabotage, and/or picketing at our facilities and mining operations. Activist unions and rivalries between unions may destabilize labor relations in our facilities and mining operations, and lead to unplanned labor action. Significant labor disputes and work stoppages may disrupt our operations. We may be forced to shut down mining operations as a result of industrial action in the future. If we experience labor-related interruptions at any of our operations, or increased employment-related costs, these may have a material adverse effect on our business, results of operations, financial condition, and/or prospects.
On November 27, 2018, the President of South Africa signed into law the NMWA, the Labour Laws Amendment Act, the BCEA Amendment Act, all of which became effective on January 1, 2019, save for the Labour Relations Amendment Act, which became effective on March 1, 2019, with some provisions only being effective on April 1, 2020.
The NMWA introduced a national minimum wage of R20 per hour, while the BCEA Amendment Act introduces enforcement mechanisms for the provisions of the NMWA. With effect from March 1, 2021, the national minimum wage is R21.69 per hour. The Labour Relations Amendment Act amended the Labour Relation Act, instituting changes mainly related to collective bargaining, the extension of bargaining council agreements to non-parties by the Labour Minister, the prescribing of picketing rules, including providing for the extension of the meaning of ballot for a strike or lock-out to include a secret vote and the creation of an advisory arbitration panel to resolve strikes or lock-outs that are, among other things, violent or cause national or local crisis affecting the conditions for the normal social and economic functioning of the community or society. The Labour Laws Amendment Act also amended the Unemployment Insurance Act to allow employees to claim benefits in the event of parental adoption and surrogacy leave. Furthermore, the EEA creates obligations and administrative requirements in respect of non-discrimination and equity in employment matters. Fines of up to R2.7 million or 10% of turnover related to our operations, whichever is greater, may be imposed in the event of repeated non-compliance with certain provisions of the EEA.
Non-compliance with any of the above could have a material adverse effect on our business, operating results and financial condition.
We are subject to risks associated with litigation and regulatory proceedings, which could have a material adverse effect on our business, operating results and financial condition.
We may be involved, from time to time, as a party in various lawsuits, arbitrations, regulatory proceedings or other disputes.
Increasing attention on climate change issues may also lead to an increase in complaints and litigation on grounds of contribution to, or failure to mitigate the effects of, climate change. For instance, the High Court of South Africa, Gauteng Provincial Division, Pretoria recently considered, in the case of EarthLife Africa, Johannesburg v Minister of Environmental Affairs and Others, the impact of a coal-fired power plant on global climate and its contribution to climate change should it continue to be operated until 2060. This was the first case of this nature to be adjudicated by South African courts and paves the way for additional litigation relating to the impacts of various actions on climate change. Following this case, the Minister of DFFE published a notice inviting consultation on her intention to publish the National Guideline for Consideration of Climate Change Implications in Applications for Environmental Authorisations, Atmospheric Emission Licences and Waste Management Licences (GN. 559 of June 25, 2021). Although these guidelines will not apply retrospectively to our current authorizations, once published, the guidelines will be considered in any prospective applications made by us for the applicable licenses, as mining operations often emit greenhouse gas emissions. Consequently, to avoid the risks associated with climate change litigation, we would be required to manage our climate change impacts responsibly, which may result in considerable expenses being incurred.
Additionally, there is an increase in the number of class action claims in respect of damages allegedly caused by contraventions of regulatory obligations, including in historical occupational health risks such as silicosis, pneumoconiosis or tuberculosis.

There has also been more community-based litigation against mining companies, including us. For example, in 2018, the Constitutional Court of South Africa in the case of Maledu and Others v Itereleng Bakgatla Mineral Resources (Pty) Limited and Another recognized the direct descendants of the 13 original occupiers of the Wilgespruit farm as holders of informal land rights and refused an interdict by the Company’s subsidiary, IBMR, against such occupiers. Following the aforementioned judgement, IBMR and PPM entered into a settlement agreement and relocation agreements with the Lesetlheng Community for loss of use of the Wilgespruit farm, in exchange for which the Lesetlheng Community agreed to provide PPM and IMBR unhindered access to the Wilgespruit farm. For additional information regarding these agreements, see “Business — Lesetlheng settlement and relocation agreements.”
Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any such dispute, we may face significant costs defending our rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer reputational damage as a result of our involvement therein. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a material adverse effect on our business, operating results and financial condition. See also “— Risks related to environmental, social and governance matters — Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws” and “Business — Legal Proceedings.”
Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.
The legal and regulatory framework in which we operate is complex, and our governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Our operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.
We are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include South African anti-bribery and corruption legislation, the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) and the Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999, as well as the laws of the other countries (e.g., the U.S. Foreign Corrupt Practices Act and the UK’s Bribery Act 2010) where we do business or have a close connection. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.
Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations, and financial condition.

Risks related to environmental, social and governance matters
Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements could result in our reputation in the communities in which we operate deteriorating.
The continued success of our existing operations and future projects are in part dependent on the broad support of, and healthy relationships within, the respective local communities, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we do not continue in respecting or advancing the safety, and economic and social progress, of the host communities in which we operate, or if we fail to effectively continue to engage with communities and relevant stakeholders, our reputation and shareholder value could be damaged. This could have a negative impact on our “social license to operate,” and have a material adverse effect on our business, results of operations, financial position and/or growth prospects.
Host communities often reside near mining operations in South Africa. There are several farmers and other occupiers on areas covered by our prospecting/mining rights. The ability of mining companies to commence new, or advance existing, operations are dependent on agreeing the terms of relocation for affected community members. Failure to agree such terms could adversely impact our social license to operate and may result in protracted delays in operations as well as the potential suspension and/or cancellation of the affected mining right(s). For example, in 2018, the Constitutional Court of South Africa in the case of Maledu and Others v Itereleng Bakgatla Mineral Resources (Pty) Limited and Another recognized the direct descendants of the 13 original occupiers of the Wilgespruit farm as holders of informal land rights and refused an interdict by the Company’s subsidiary, IBMR, against such occupiers. Following the aforementioned judgement, IBMR and PPM entered into a settlement agreement and relocation agreements with the Lesetlheng Community for loss of use of the Wilgespruit farm, in exchange for which the Lesetlheng Community agreed to provide PPM and IMBR unhindered access to the Wilgespruit farm. For additional information regarding these agreements, see “Business — Lesetlheng settlement and relocation agreements.”
In addition, the global adoption of environmental and social governance principles now driving sustainable finance and impact investment will have a potentially adverse impact on the ability of mining companies not only to raise new capital but also to retain investment. Mining companies in South Africa are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees and host communities, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues, may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.
It has become common in South Africa for communities surrounding mines to look to the mines to better the standards of living in the area. It is also common for such communities to engage in protest action in response to particular issues or concerns associated with the operation of the mine, which may affect access to the mines, production, create strained relationships with communities and various stakeholders, and may negatively impact the safety of communities and employees. The consequences of negative community reactions could therefore have a material adverse impact on the cost, profitability and ultimately the viability of an operation. Such events could lead to disputes with national or local governments or with local communities or any other stakeholders and give rise to material reputational damage. If our operations are delayed or shut down as a result of political and community instability, our earnings may be impacted and the long-term value of our business could be adversely affected. Even in cases where no action adverse to us is taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. The MPRDA stipulates that every mining right holder is required to prepare and implement an SLP, the purpose of which is to promote employment, advance social and economic welfare, contribute to transforming the mining industry, and ensure that mining companies contribute to the development of the areas where, and the communities in which, they operate. In terms of regulation 46(e) of the MPRDA Regulations, mining companies are required to provide financially for local economic development programs (which, in terms of clause 2.6.2 of the Mining Codes, should be at least 1% of net profit after tax), human resource development programs (which, according to clause 2.3 of the 2018 Mining Charter, should amount to at least 5% of a mining company’s wage bill) and for retrenchments. The 2018 Mining Charter (as was the case with the previous versions) requires mining companies to provide financially to ensure decent and affordable housing is provided to employees, alternatively by providing rental subsidies, home ownership subsidies or living out allowances. Failure to comply with any of our obligations as set out in an SLP could adversely impact our social license to operate and may result in the suspension and/or cancellation of the affected mining right(s).
We are subject to global resource nationalism trends which encompass a range of measures, such as seeking the greater participation of historically disadvantaged or indigenous people, expropriation or taxation, whereby governments seek to increase the economic benefits derived by their countries from their natural resources.
We are subject to the potential impact of resource nationalism trends. These measures include a government holding a stake directly in companies holding mineral projects, increased taxation of mineral projects and requiring companies to meet domestic beneficiation requirements, such as local processing rules, export taxes or restrictions, or charges on unprocessed ores. In addition, the South African government has also been seeking the greater participation of HDSAs in the mining sector.
We cannot predict the outcome or timing of any amendments or modifications to policy or applicable regulations or the interpretation thereof, the implementation of new policies or regulations and the impact these may have on our business. As a result, political, legal, social and economic conditions in South Africa can have a significant effect on our business, financial condition and results of operations.
Our mineral rights are subject to compliance with certain B-BBEE requirements which, if changed, could impose significant costs and burdens and which impose certain ownership requirements.
Our operations in South Africa are subject to legislation regulating mineral rights. The MPRDA is the core legislation that legislates for the right to prospect and mine for minerals in South Africa. The MPRDA also seeks the entry and participation, into the mining industry of South Africa, of HDSAs, the beneficiaries of B-BBEE.
The MPRDA requires mining companies to apply for the right to mine and/or prospect. In order to qualify for these rights, applicants need to satisfy the South African government that they will comply with the B-BBEE requirements of the MPRDA and the 2018 Mining Charter. The B-BBEE requirements are aimed at redressing historical racial imbalances and including historically disadvantaged South Africans in the ownership and management of mining companies. The B-BBEE requirements are also aimed at addressing human resources development, procurement, employment equity and rural and local community development requirements. Additionally, as a condition of our mining rights in South Africa, we must ensure sufficient HDSA participation in our management and core and critical skills. Failure to do so could result in fines or the loss or suspension of our mining rights. Legislation also requires us to take proactive steps to achieve an equitable representation of HDSAs at all occupational levels and to report on the extent to which its plan is being achieved.
Several the B-BBEE requirements associated with the participation of HDSAs in mining companies are subject to possible amendment and review by the South African government, as well as disputes in relation to the interpretation of such requirements. If we, as the holder of mining rights, do not comply with the requirements of the MPRDA or the material terms and conditions of such mining rights, including the relevant B-BBEE requirements, our mining rights may be terminated or suspended. In addition, we may, in the future, be required to incur significant costs to implement changes to our management and shareholding structure in order to comply with any amended requirements as a result of changes in law and any B-BBEE requirements, and the interpretation of such new laws and requirements. This may have a material adverse effect on our business, results of operations, financial position and/or growth prospects.
There is no assurance that any steps we have already taken or might take in the future will ensure the retention of our existing mining rights, the successful renewal of our existing mining rights, the granting of applications for new mining rights, or that the terms of renewals of our mining rights would not be significantly less favorable than the terms of our current mining rights. Any further adjustment to the ownership structure of our South African mining assets in order to meet B-BBEE requirements could have a material adverse effect on the value of our securities.
Any adjustment to the ownership structure of our mining assets in order to meet B-BBEE requirements could have a material adverse effect on the value of our securities. Further, we may, in the future, incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements. This may have a material adverse effect on our business, operating results and financial condition.
For further details, see the section entitled “Regulatory Overview.”
For further information in relation to changes in law, see “— Risks related to legal, regulatory and compliance matters — Our mineral rights in South Africa could be altered, suspended or cancelled for a variety of reasons, including uncertainties associated with national and local legislation.”
The dilution of our current B-BBEE partner could have an adverse effect on our mineral rights.
An application for a judicial review of the 2018 Mining Charter instituted by the Minerals Council against the Minister of Mineral Resources and Energy in the High Court of South Africa, Gauteng Provincial Division, Pretoria, was commenced in early May 2020. On September 21, 2021, the High Court ruled in favor of the Minerals Council in its application to review and set aside certain provisions of the 2018 Mining Charter, including provisions in the 2018 Mining Charter suggesting that new and further B-BBEE ownership transactions will need to be concluded at the point of renewal of a mining right. However, it is likely that the Minister of Mineral Resources and Energy will appeal against the ruling (as he has done in respect of previous review applications brought against previous iterations of the Mining Charter). Consequently, there remains a risk that the DMRE may regard a dilution of our current B-BBEE partner at any time after the publication of the 2018 Mining Charter potentially as a breach of the 2018 Mining Charter. In terms of clause 9 of the 2018 Mining Charter, a mining right holder who has not complied with the requirements of the 2018 Mining Charter, including the B-BBEE ownership requirements, shall be in breach of the MPRDA and subject to the potential suspension of its mining operations or the suspension or termination of its mining right. The High Court held that the Mining Charter is a policy document, as opposed to law and it reviewed and set aside those provisions of the 2018 Mining Charter that undermined the “Once Empowered, Always Empowered” principle. For more information about the 2018 Mining Charter and the High Court ruling, see “Regulatory Overview — The Mineral and Petroleum Resources Development Act — Black Economic Empowerment.”
There is a risk that the DMRE will continue to apply the 2018 Mining Charter rigidly, in spite of it having been declared a mere policy, in respect of new applications for mineral rights and in respect of applications for the incorporation of mining or prospecting areas into existing mineral rights pursuant to section 102 of the MPRDA, lodged prior to, and remaining pending, as at the publication of the 2018 Mining Charter. In this context, we are in the process of making an application to the DMRE, in terms of section 102 of the MPRDA, to incorporate an area situated on the Kruidfontein farm, remainder and portions 1 and 2 of the Middelkuil farm and remainder and portions 1 and 2 of the Modderkuil farm, which area is seen as a future expansion to our contiguous mining area. There is consequently a risk that the section 102 applications will not be granted on the basis that we are not sufficiently empowered in accordance with the 2018 Mining Charter.
Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
Our operations are subject to compliance with various environmental, health and safety laws, regulations, permitting requirements and standards in South Africa.
Section 24 of the South African Constitution grants citizens of South Africa the right to an environment that is not harmful to human health or wellbeing, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures.

The NEMA Amendment Act, which came into operation on September 2, 2014, amended section 24R of NEMA to provide that every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate. Further, we are required to fund environmental rehabilitation and remediation costs either by making a deposit administrated by the Minister of Mineral Resources, contributions into South African environmental trust funds or by securing a financial guarantee from a bank, insurer or underwriter see — “Our actual costs of reclamation and mine closure may exceed current estimates, which may, along with the inability to safely close redundant operations, adversely affect our business.” We have incurred, and may in the future incur, significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs could have a material adverse effect on our business, results of operations and financial condition.
We may in the future also be subject to litigation and other costs, as well as actions by authorities relating to environmental, health and safety matters, including mine closures, the suspension of operations and prosecution for mining accidents, as well as significant penalties and fines for non-compliance. There are various pieces of legislation enacted and implemented since 1996, in addition to the South African Constitution and NEMA, granting legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government. In the future, we may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as NGOs and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements. It should be noted that our Western Limb assets, being our mines operated in the North West Province of South Africa, are situated in close proximity to declared nature reserves as well as private game farms. The owners of the game farms and NGOs are defensive of the area, to protect its pristine qualities for the purposes of tourism and thus actively take legal action to curtail the progressive encroachment of new mines or from mines desirous of expanding their existing footprint. Similarly, the private game farm owners as well as the State have plans to expand the protected areas, which may inhibit our future expansions.
The Minister of Mineral Resources and Energy is obliged, in terms of the NEMA Amendment Act, to appoint environmental mineral resource inspectors who will monitor the compliance of mining companies, as well enforce provisions of NEMA insofar as it relates to prospecting, exploration, mining or production.
As environmental laws and regulations are becoming more complex and stringent, our environmental management plans and/or programs and other environmental licenses may be the subject of increasingly strict interpretation or enforcement, or become more comprehensive, which could result in increased capital or operating expenditure or financial or other penalties and/or the suspension or loss of our rights. For example, we face increasing challenges and costs at our operations to comply with our statutory obligations in terms of applicable environmental law and regulations, as well as license and authorization requirements. We could face material cost overruns in meeting these compliance obligations. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition, and/or prospects.
The core health risks associated with our mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and harmful particulates. The most significant occupational diseases affecting our workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise-induced hearing loss. Past and current employees may be awarded compensation for occupational illnesses (and injuries) in accordance with the legislative regime applicable to the illness contracted.
In the case of occupational diseases such as silicosis, employees retain the right to seek additional compensation from their employer in a civil action under common law (either as individuals or as a class) for the shortfall of their claims, to the extent that such claims are not fully satisfied under the statutory workers compensation regime (which, due to the low thresholds set by statute, is often the case).

In May 2018, several South African gold mining companies agreed to a class action settlement agreement that provides compensation to all eligible workers suffering from silicosis and tuberculosis, who worked in certain South African gold mines from March 12, 1965 to the effective date of the settlement agreement. There is no guarantee that civil claims will not be brought against us in the future for damages allegedly suffered in connection with alleged contraventions of legal or regulatory obligations, including class actions related to alleged historical occupational health risks such as silicosis, pneumoconiosis or tuberculosis. This may, in turn, impact our production and result in material liabilities stemming from any successful claims for compensation against us, in addition to material reputational harm to us and our operations. In addition, we expect to incur additional costs as we continuously review our engineering controls and monitoring systems in order to continuously reduce dust exposure as far as is reasonably practicable. Any, or all, of these health risks could have a material adverse effect on our results of operations, financial condition and/or prospects.
Furthermore, the MHSA specifically provides employees with the ability to act in the interest of their own safety and the safety of their colleagues, including the right to leave a workplace, or to refuse to perform work, which, with reasonable justification, they believe to be dangerous. In the event that this right is exercised in the future, this may result in delays to our operations and planning, particularly where employees’ safety concerns may require some time to be rectified or engagement with employees is required to demonstrate that concerns have been addressed. Furthermore, allegations of adverse safety conditions may be initiated by the labor unions which, even if unsubstantiated, may result in reputational damage to us, lead to a regulatory investigation and/or an enforcement action.
Additionally, due to the nature of our operations, our employees and contractors are exposed to varying degrees of risk in the workplace. These risks may include exposure to dangerous situations, machinery or materials and/or health hazards and have the potential to result in disease, personal injury or death. We are responsible for the health, safety and security of our employees, (including third-party personnel) working at sites and persons who are not employed by us but may be directly affected by our operations under our management and, accordingly, must implement adequate health and safety systems and procedures. Health and safety incidents can result in loss of life, losses and liabilities, work stoppages (as a result of stoppage orders from the MHSI or otherwise), serious damage to equipment or property or environmental damage. These risk factors can, singularly or in combination, have a material effect on our reputation, results of operations, and financial condition. In the event of disease, injury or death arising out of the negligence of an employer or its employees, a risk of criminal and, in certain circumstances, civil litigation exists. In the case of a work-related fatality, an employer may be subjected to criminal charges in a court of law. Furthermore, such incidents can result in violations of various health and safety laws and regulations that could have a material adverse effect on our results of operations, financial condition and/or prospects.
If new regulations, potential litigation or changes to health and safety laws increase the burden of compliance or the penalties for non-compliance, this may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial position.
Regulators, such as the DMRE, can and do issue, in the ordinary course of operations, instructions, such as orders issued in terms of section 54 of the MHSA, following safety incidents or accidents to partially or completely halt operations at affected mines. Historically, safety orders, such as orders issued in terms of section 54 of the MHSA, have been more prevalent in the PGM industry and, as such, our operations are at a heightened risk of being affected by stoppages resulting from such orders. PPM recorded one section 54 instruction during the course of 2019. While the instruction was issued in terms of section 54 of the MHSA, no instruction was issued in relation to any stoppage and production continued. PPM was, however, required to fix all deviations, conduct a comprehensive audit on all the findings and submit a compliance report to the DMRE. PPM complied with the instruction and a compliance report was submitted to the DMRE on July 25, 2019. In addition, South Africa’s Deputy Minister of Mineral Resources and Energy has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules.
It is our policy to halt production at our operations when serious accidents occur in order to assess the situation and, if necessary, retrain workers. In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in our production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on our business, operating results and financial condition. Such incidents may also negatively affect our reputation with, among others, employees, unions and regulators.
Our actual costs of reclamation and mine closure may exceed current estimates, which may, along with the inability to safely close redundant operations, adversely affect our business.
Under section 24P of NEMA and the 2015 Financial Provisioning Regulations, companies engaged in mining activities, such as the Group, are required to set aside financial provisions for the costs associated with the rehabilitation, closure and ongoing post-decommissioning management of negative environmental impacts arising from such mining company’s prospecting, exploration, mining or production activities. As of December 31, 2020, we had made a provision of US$16.8 million in our financial statements in respect of our financial provisioning obligations. There is however no guarantee that the actual costs of rehabilitation and remediation of environmental impacts will accord with our provisioning or that the estimated costs will not increase in the future when our respective mine closure plans are updated in detail. If our actual mine closure costs significantly exceed its estimates, this may have a material adverse effect on our business, our operating results and/or financial condition.
The 2015 Financial Provisioning Regulations specify various procedures for how financial provision is to be made, audited and reviewed. Existing mining right holders were entitled to a transitional deferral from the application of the assessment provisions under the 2015 Financial Provisioning Regulations. Existing mining right holders are required to comply with the requirements set out in the 2015 Financial Provisioning Regulations by June 19, 2022.
Failure to comply with section 24P of NEMA and the 2015 Financial Provisioning Regulations is a criminal offence, and a holder of a mining right may be liable upon conviction to a fine not exceeding R10 million or to imprisonment for a period not exceeding 10 years, or to both such a fine or such imprisonment. Such non-compliance may also give rise to the potential suspension of mining operations or the suspension or termination of our mineral rights.
The regulation of financial provisioning is currently in a state of uncertainty as the 2015 Financial Provisioning Regulations are expected to be replaced by a new set of regulations in the near future. Revised drafts of regulations were published in 2017, 2019 and 2021, but are yet to be finalized.
As currently drafted, the proposed new financial provisioning regulations, the 2019 Financial Provisioning Regulations, will alter the way companies calculate financial provisioning. Although the 2015 Financial Provisioning Regulations have brought about a number of changes to the previous regime under the MPRDA regarding financial provisioning, it is likely that compliance with the new regulations will substantially increase the required quantum of financial provisioning made by companies with existing operations and provided for in the operating budget of applicants and holders of mining rights, rather than by the financial vehicles historically used by mining companies to provide for these provisions.
The reason for this increase in financial provisioning is mainly attributable to the change which specifies that latent or residual environmental impacts, which may become known in the future, will include the pumping and treatment of polluted or extraneous water.
The cost impact to us of maintaining the existing financial guarantees is expected to be approximately 1.2% (blended average) of the full value of the guarantees payable annually, and a further approximate 5.1% of the value of the guarantees will be paid annually into an investment account with funds becoming available only when these costs are actually incurred. If the 2019 Financial Provisioning Regulations are brought into force on their current terms, it is presently estimated that an additional annual charge (costs) of R1.5 million per annum may arise to us, assuming broadly similar terms to what is currently available in the market.
Regulation of GHG emissions and climate change issues may materially adversely affect our operations.
Energy is a significant input and cost to our mining operations, with our principal energy sources being electricity and purchased petroleum products. Several governments or governmental bodies, including the

United Nations Framework Convention on Climate Change and the South African government have introduced or are contemplating regulatory changes in response to the potential impact of climate change.
The South African government introduced a carbon tax under the Carbon Tax Act with effect from June 1, 2019. The first phase of the Carbon Tax Act applies to Scope 1 emissions from June 1, 2019 to December 31, 2022. The basic rate for the tax period January 1, 2021 to December 31, 2021 is R134 per tonne of CO2e emissions. Allowances under the Carbon Tax Act result in a carbon tax rate ranging from R6.70 to R53.60 per tonne of CO2e emitted, escalating at the consumer price index plus 2% per annum until the end of the first phase. The South African government indicated that a review of the impact of carbon tax will be conducted before the second phase, after at least three years of implementation of the carbon tax. The impact and possible changes to the amount of carbon tax in future years is uncertain and may have a more significant impact on our operations than anticipated.
The impact of carbon tax on entities is both direct (where the entity has a carbon tax liability) or indirect (where suppliers to the entity are subject to carbon tax and increase the prices of their goods due to the carbon tax). Our principal energy sources include electricity where the electricity generator is subject to carbon tax. At present electricity generators are able to deduct from their carbon tax liability the renewable energy premium (amounts which they pay to entities which supply them with renewable energy) and the environmental levy (an electricity generation levy which is levied upon electricity generators). As a result of these deductions, electricity generators such as Eskom do not have any carbon tax liability. However, following the review of the carbon tax it is possible that these arrangements may change which could then result in an increase in the price of electricity and accordingly our costs.
Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act No. 91 of 1964, as part of the current South African fuel levy regime. The carbon fuel levy now includes a carbon levy, which applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, mostly petrol and diesel. The carbon fuel levy on diesel, which came into effect on June 5, 2019, is R0.09 per liter. In addition, a notice published in the South African Government Gazette on May 31, 2019, provided that the carbon fuel levy was excluded from the diesel refund regime. As such, a person who becomes liable for the carbon fuel levy, will not be able to claim a refund on the R0.09 per liter of diesel paid in respect of the carbon fuel levy on diesel.
In addition, the DFFE is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining (the “Climate Change Bill”). The “carbon budgets” are intended to operate as statutory limits for CO2e emissions, emissions in excess of which may entail a fine or other punitive measures. The South African National Treasury and the DFFE have reviewed various options for aligning the carbon tax with the carbon budgets, with the most recent proposal being that emissions below the carbon budget will be taxed according to the current tax design, and those exceeding the carbon budget will be taxed at a much higher rate. Since the Climate Change Bill has not been promulgated, the Carbon Tax Act has not been drafted to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of Parliament, the Carbon Tax Act can then be amended, accordingly.
There can be no assurance that we will be able to meet our voluntary targets relating to GHG emissions or comply with targets that may be imposed on the mining industry by external regulators. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted; all of which could have a material adverse effect on our business, results of operations, financial condition, and prospects. Furthermore, the potential physical impacts of climate change on our operations are highly uncertain and may adversely impact the cost, production and financial performance of our operations.
Our operations are subject to water use regulation, which could impose significant costs and burdens.
South Africa is a water-scarce country, where the demand for water exceeds natural water availability in several river basins. As a result, our operations are subject to regulatory controls on usage and disposal of water. Under South African law, mining operations are subject to water use licenses and/or authorizations that govern each operation’s water usage and that require, among other things, mining companies to achieve and maintain certain water quality limits regarding all water discharges. We may therefore face increasing competition for water uses both in respect of surface and groundwater, which will not only have implications from a water allocation and entitlement perspective but may result in higher operating costs from a tariff perspective, as water use charges may increase. If water scarcity becomes acute, this would raise risks in relation to the sustainability of supply, and there may be a need for us to implement new technology in order to use water more efficiently. Under South African law, mining companies are subject to integrated water use licenses (“IWULs”) and/or other water use authorizations that govern a mining company’s water usage. Additionally, these IWULs and other water authorizations require, among other things, the operations to achieve and maintain certain water quality limits regarding all water discharges and impacts. IWULs are subject to regular reviews, and there may be stricter conditions imposed upon a mining company in South Africa in the event of a change in environmental circumstances, which would make compliance with such licenses increasingly challenging. Any failure by us to achieve or maintain compliance with the requirements of any of our IWULs with respect to any of our operations, including poor water management and control of current operating mines and redundant operations, could result in our being subject to substantial claims, penalties, fees and expenses, significant delays in operations, or the suspension or withdrawal of our entitlement to use water and negatively impact operating licenses. This could have a material adverse effect on our reputation, business, results of operations, financial condition and/or prospects.
Due to the nature of open cast and underground mining and the extensive environmental footprint of our operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages, which could result in increased production costs as well as financial and regulatory liabilities.
Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity and other accidents or conditions resulting from mining activities, including, among others, blasting and the transport, storage and handling of hazardous materials. In addition, production, in general, is negatively affected in the summer months, with high rainfall and inclement weather conditions affecting mining in an open pit environment.
We have experienced, and continue to remain at risk of experiencing, environmental and other industrial hazards, as well as industrial and mining accidents. Any such incidents could have a material adverse effect on our business, operating results and financial condition.
Seismic activity is of particular concern in the underground mining environment. Seismic events have intermittently in the past caused death and injury to employees and contractors, and can result in safety-related stoppages. Additionally, seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.
Furthermore, there is the risk that relevant regulators, such as the DMRE in South Africa, may impose fines and work stoppages (known as section 54 stoppages) for non-compliant mining operating procedures and activities, which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for us, which could have a material adverse effect on our business, results of operations, and financial condition. See also “— Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.”
In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future, to enforce the provisions of the relevant statutes (including, but not limited to, NEMA, the NWA, the NEMAOA and the Waste Act in South Africa), to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offense and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties.

As a result, the occurrence of any of these events may have a material adverse effect on our business, results of operations and financial condition.
Theft of PGM concentrate and production inputs, may occur on some of our properties. These activities are difficult to control, can disrupt our business and can expose us to liability.
We have experienced illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at our properties. The activities of illegal and artisanal miners could lead to reduction of Mineral Reserves and/or Mineral Resources, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which we could potentially be held responsible, leading to fines or other costs. Rising PGM prices may result in an increase in PGM theft. The occurrence of any of these events could have a material adverse effect on our business, operating results and financial condition.
Social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of our operations may disrupt our business or may lead to greater social or regulatory impositions on us.
There are several informal settlements located in the vicinity of some of our operations. These settlements are populated by mining company employees (including our employees), the families of mining company employees and others. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, social services or infrastructure from the local mining operations, including the Group. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on us. Such demands may also lead to protests or other actions that may hinder our ability to operate.
In addition, on March 20, 2019, the Minister of Mineral Resources and Energy published the draft Reviewed Housing and Living Conditions Standard, inviting interested and affected parties to submit written representations on the draft within thirty (30) days of publication of the notice. The Reviewed Housing and Living Conditions Standard have not come into effect. If the Reviewed Housing and Living Conditions Standard becomes effective, we may be required to revise our current housing and living condition plans in terms of our SLPs to align with the Reviewed Housing and Living Conditions Standard, which could result in increased costs.
Any of the above factors could have a material adverse effect on our business, reputation, results of operations and financial condition.
The failure of a tailings storage facility could negatively impact our business, reputation, operating results and financial condition.
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures built for the containment of fine mining waste, known as tailings. This waste, which consists mainly of material that is extracted during mining but not used in the production of metals, must be disposed of in an appropriate manner so as not to impact the safety of the workforce and communities or cause environmental damage. However, the use of tailings storage facilities exposes us to certain risks, among them seepage of decanted tailings water or acid mine drainage and the failure of a dam at a tailings storage facility. Tailings storage facilities designed with upstream constructed embankments may present greater risk, particularly where the facility is located in a high seasonal rainfall area and where the embankments are constructed using reclaimed tailings materials. For example, in January 2019, the dam of a Brazilian mining company’s tailings storage facility (not associated with us) failed, releasing muddy tailings downstream, reaching and flooding certain communities, causing multiple deaths and extensive property and environmental damage in the surrounding area. This dam failure followed another similar incident in Brazil in 2015 and in Canada in 2014. The dam failure in 2019 resulted in the immediate stoppage of that company’s mining operations pursuant to an order by government authorities. The occurrence of a dam failure at our tailings storage facility could also lead to the loss of human life and/or extensive property and permanent environmental damage, leading to the need for large expenditures on contingencies and on recovering the regions and people affected and the payment of penalties, fines or other money damages.
We maintain measures to manage our dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement and undertake routine reviews by independent international consulting companies. However, we cannot guarantee the effectiveness of our designs, construction quality or regular monitoring throughout our operations or that these measures will prevent the failure of one or more of our tailings dams or that such potential failure will be detected in advance.
The failure of a dam at a tailings storage facility could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against the Company and/or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures described above or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in South Africa, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings dams. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, the ICMM, the United Nations Environment Programme (“UNEP”) and the Principles for Responsible Investment (“PRI”) have co-convened a global tailings review to establish an international tailings standard (Global Tailings Standard).
The occurrence of any of the above mentioned risks could have a material adverse effect on our business, results of operations and financial condition.
Risks related to South Africa
Economic, political or social instability in South Africa may have a material adverse effect on our operations and profits.
Our mining operations are located in South Africa. Changes to, or increased instability in the economic, political or social environment in South Africa or surrounding countries could create uncertainty, which discourages investment in the region and may affect investments in us. In addition, socio-political instability and unrest may also disrupt our business and operations, compromise safety and security, increase costs, affect employee morale, impact our ability to deliver our operational plans, create uncertainty regarding mining licenses, and cause reputational damage; any of which could have a material adverse effect on our business, results of operations and financial condition.
In March 2019, the President of South Africa, Cyril Ramaphosa, announced that South Africa would move forward with the nationalization of the SARB. Following the announcement, government officials made various contradictory statements regarding the government’s plans to nationalize the SARB, which have created uncertainty around this issue. In November 2020, the Standing Committee on Finance invited stakeholders and interested parties to submit written submissions on the South African Reserve Bank Amendment Bill, which amends the South African Reserve Bank Act No. 90 of 1989, which bill, inter alia, proposes that state should be made the sole holder of the shares in the SARB. Submissions were received in this regard. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by any nationalization process, whether or not fully or partially completed, may create issues with the movement of funds into or out of South Africa and impact the general business environment in South Africa. Any negative impact on the South African economy could adversely affect our business, operating results and financial condition.
Community disruptions could result in access to our mining operations being obstructed, our property being damaged and production being interrupted. In addition, while the South African government has stated that it does not intend to nationalize mining assets or mining companies, certain opposition political parties have stated publicly that the government should embark on a program of nationalization. See “— Risks related to legal, regulatory and compliance Matters — Our operations are subject to the imposition of several regulatory costs, which may have a material adverse effect on our business, operations and profits.” Any threats, or actual proceedings, to nationalize any of our assets could cause a cessation or curtailment of our operations, resulting in a material adverse effect on our business, operating results and financial condition. If any of these risks materialize, this could cause a rapid decline in the value of our securities, thereby possibly causing investors to lose their respective investments.
In addition, the ongoing legal battles and civil action relating to former South African President Jacob Zuma’s corruption charges, fuelled by job layoffs and economic inequality worsened by the COVID-19 pandemic, lead to unprecedented civil unrest in July 2021.
On June 29, 2021, following repeated absences from the court, Jacob Zuma was sentenced to 15 months in prison for contempt of court after he refused to appear at a commission the South African government appointed to investigate alleged corruption during his time in office. On July 9, 2021, the same day the Pietermaritzburg High Court upheld Jacob Zuma’s conviction and prison sentence for contempt of court, public unrest began in the form of riots, mass looting, violence and acts of destruction, mainly in the KwaZulu-Natal and Gauteng provinces. The riots, looting, and widespread violence continued for several days and quickly escalated, resulting in the deployment of the South African National Defence Force to assist law enforcement agencies in quelling the unrest.
The unrest had far-reaching, adverse impacts across various industries and sectors, including impacts on logistic networks as a result of road closures, supply chain disruptions (including food, fuel, and medical supply shortages), and resulted in the suspension of the COVID-19 vaccine rollout in several areas. Hundreds of properties were destroyed, and businesses were forced to shut down. On July 20, 2021, the acting Minister in the Presidency, Khumbudzo Ntshavheni, citing the South African Property Owners Association’ estimate, noted that the unrest could cost a loss of R50 billion ($3.4 billion) to South Africa’s national economy and placed at least 150,000 jobs at risk. It is estimated that at least 330 people died in connection with the unrest.
High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues that impact the local economy. In particular, the effects of COVID-19 have, and continue to impact, stability in South Africa. For further information on the impact of COVID-19, see “— Risks related to our business and our industry — The current global COVID-19 pandemic has significantly impacted the global economy and markets, and is likely to continue to do so, which could adversely affect our business, results of operations, financial condition and prospects.” With the recent civil unrest and looting, coupled with the effects of COVID-19, the national unemployment rate as of the start of 2021 was just over 32%. In the third quarter of 2021, this figure was almost 48% for black South Africans and 74% for youth. Several other political and economic factors have led to, and may continue to lead, to further downgrades in national credit ratings, and may adversely affect the South African mining industry as a whole, as well as our operations.
More specifically, South African mining companies are experiencing increasing trends of incitement and violence towards mines, breaches of perimeter security, vandalism and robbery, the annexation of waste rock dumps, as well as the intimidation and murder of mine employees.
In addition, economic and political instability and geopolitical events in regions outside of South Africa , including the United Kingdom’s exit from the EU and the emergence of a trade war between the United States and China, may result in unavoidable uncertainties and events that could: negatively affect the risk appetite for investments in the equity markets, South Africa and mining companies in particular; cause volatility in currency exchange rates, commodity prices, interest rates, and worldwide political, regulatory, economic or market conditions; and contribute to instability in political institutions, regulatory agencies, and financial markets. Any of these factors could have a material adverse effect on our business, operating results and financial condition.
A further downgrade of South Africa’s credit rating may have an adverse effect on our cost of funding and ability to secure financing.
Prior to 2017, the challenges facing the mining industry and various other sectors in South Africa were some of the factors that resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade by Standard & Poor’s, Fitch Ratings, and Moody’s. As of May 21, 2021, Standard & Poor’s and Fitch Ratings affirmed South Africa’s long-term sovereign credit rating at BB-, which is three notches below investment grade. As of May 24, 2021, Moody’s maintained South Africa’s credit rating at Ba2 (per its downgrade on November 21, 2020), which is two notches below investment grade. These downgrades, and the risk of further downgrades, may have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell securities once two separate agencies rate South Africa as non-investment grade. This may restrict our future access to international financing and could have a material adverse effect on our business, results of operations, financial condition and/or prospects.
Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand.
PGMs and gold are principally sold throughout the world in U.S. dollars, but our costs of production at our operations in South Africa are primarily incurred in South African rand. Recent volatility in the South African rand has made our costs and results of operations less predictable than when currency exchange rates are more stable. The South African rand has experienced significant devaluation against the U.S. dollar, falling from R10.34 per US$1.00 as of December 31, 2013, to R15.54 per US$1.00 as of December 31, 2015, before strengthening again to R14.00 per US$1.00 as of December 31, 2019. On March 27, 2020, following Moody’s downgrade of South Africa’s sovereign credit rating to non-investment grade, the value of the South African rand was further devalued to R17.62 per US$1.00, followed by a gradual strengthening in the second half of fiscal 2020. Following Moody’s downgrade on March 27, 2020, the South African rand strengthened by 16.6% against the U.S. dollar to R14.69 per US$1.00 as of December 31, 2020. Any significant increase or appreciation of the South African rand against the U.S. dollar would increase our operating costs in U.S. dollar terms and reduce revenue in South African rand terms, which could materially adversely affect our results of operations, and financial condition. Conversely, a weakening of the South African rand may result in higher inflation in South Africa, which would increase the prices we pay for products and services. In light of these factors and the likely impact on cash flow, our management regularly re-evaluates its current growth capital expenditure plans. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve and/or currency exchange rate volatility has subsided. Should a strong South African rand/U.S. dollar exchange rate persist without a corresponding gain in commodity prices, we may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure, or selling assets and, if necessary, consider options to increase funding flexibility. All of these factors could have a material adverse effect on our business, operating results and financial condition.
South African Exchange Control Regulations could materially constrain our financial flexibility.
South Africa’s existing Exchange Control Regulations restrict the ability of South African companies to convert or transfer sums in foreign currencies to or from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the CMA) are subject to exchange controls enforced by the SARB.
As a result, our ability to raise or deploy loan funding outside the CMA is currently subject to consent from either the SARB, or where such authority has been delegated, an “Authorised Dealer” with full capacity at an approved bank operating in South Africa, particularly any debt funding that we may require from offshore lenders. These limitations placed on flowing all funds in an unregulated manner could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa. In addition, the ability to generate cash flows at the level of Sedibelo and other non-South African Group companies depends on the ability of our South African Group subsidiaries to upstream funds.
In February 2020, the Minister of Finance announced a new capital flow management system in the 2020 Budget Speech, in terms of which all foreign-currency transactions will be allowed, except for a risk-based list of capital flow measures. The 2021 Budget Speech on February 24, stated the new capital flow management framework would continue to be developed and that new regulations in this regard will be published “shortly.” To date, the new framework and regulations have not yet been published, although there has been an ongoing relaxation of current exchange controls with a view to easing controls and implementing a prudential-based system.
There is no assurance that restrictions on currency exchange will not be reinstated or implemented in the future or that these restrictions will not limit the ability of our subsidiaries to transfer cash or borrow from outside the CMA, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our business, results of operations, and financial condition may be adversely affected by inflation.
South Africa has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the South African economy. Inflation rates were 4.5% in 2018, 4.1% in 2019 and 3.2% in 2020 as measured by the World Bank Group. The South African government’s measures to control inflation have often included maintaining tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in South Africa and accordingly weaken investor confidence, thus adversely impacting our ability to access the international capital markets. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business.
South Africa may experience high levels of inflation in the future, which may increase our costs, such as labor and energy. Inflationary pressures may also curtail our ability to access international financial markets and may lead to further government intervention in the economy. This may include the introduction of government policies that may materially and adversely affect the overall performance of the South African economy, which in turn may materially and adversely affect us.
HIV/AIDS, tuberculosis and other contagious diseases pose risks to us in terms of lost productivity and increased costs.
The prevalence of HIV/AIDS in South Africa poses risks to us in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. Further, certain underlying health conditions, including conditions that compromise the immune system, such as HIV/AIDS, have worsened outcomes among individuals infected with COVID-19. See “— Risks related to our business and our industry — The current global COVID-19 pandemic has significantly impacted the global economy and markets and is likely to continue to do so, which could adversely affect our business, results of operations, financial condition and prospects.” Additionally, the spread of contagious diseases such as respiratory diseases is exacerbated by communal housing. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.
If there is a significant increase in the prevalence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on our business, results of operations and financial condition.
The costs of healthcare services may increase in the future depending on underlying legislation and the profile of our employees.
Healthcare costs in South Africa have increased in recent years. Healthcare, and particularly occupational healthcare, is provided by Discovery, Bonitas and Medihelp. There is a risk that the cost of providing such services could change in the future, depending on, among other things, the nature of underlying legislation and the profile of employees. This cost, should it transpire, is difficult to estimate. Significant increases in the costs of healthcare provided to our employees at our facilities or mandated contributions to any national healthcare fund could have an adverse effect on our business, financial condition and results of operations.

Risks related to our incorporation in the Island of Guernsey
The Company may be subject to the Guernsey Income Tax (Substance Requirements) (Implementation) Regulations 2018.
The Guernsey Income Tax (Substance Requirements) (Implementation) Regulations 2018 (the “Guernsey Substance Regulations”) which were made by the Policy & Resources Committee in Guernsey took effect on January 1, 2019.
Under the Guernsey Substance Regulations, the Company is classified as a “pure equity holding company,” which requires the Company to demonstrate “adequate” economic substance in Guernsey.
The Guernsey Substance Regulations were subsequently amended by:
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the Income Tax (Substance Requirements) (Implementation) (Amendment) Regulations, 2018, which were made by the Policy & Resources Committee on December 19, 2018, taking effect from January 1, 2019;

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the Income Tax (Substance Requirements) (Implementation) (Amendment) Regulations, 2019, which were made by the Policy & Resources Committee on July 29, 2019, taking effect from August 1, 2019; and

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the Income Tax (Substance Requirements) (Implementation) (Amendment) Regulations, 2020, which were made by the Policy & Resources Committee on September 10, 2020, taking effect from October 1, 2020.

The Guernsey Substance Regulations may be further amended in the future and as a result, the Company may be required to employ additional individuals or engage additional service providers in Guernsey, which may result in increased annual administrative costs for the Company.
Because the Company is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
The Company is incorporated under the laws of the Island of Guernsey. The rights of holders of Ordinary Shares which are set out in the Articles are governed by Guernsey law. These rights may differ from the rights of shareholders in US corporations.
As a result, it may be difficult for investors to effect service of process within the United States upon the Company’s directors or officers, or enforce judgments obtained in the United States courts against the Company’s directors or officers based on civil liabilities under United States securities laws. The Company has been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
See “Enforceability of Civil Liabilities” for additional information on your ability to enforce civil claim against the Company and its executive officers and directors named in this prospectus.
Risks related to our ordinary shares and this offering
There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.
As of the date of this prospectus, there is no public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the NYSE, or how liquid that market might become. The initial public offering price for our ordinary shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including:
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the failure of financial analysts to cover our ordinary shares after this offering or changes in financial estimates by analysts;

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actual or anticipated variations in our results of operations;

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changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

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announcements by us or our competitors of significant contracts or acquisitions;

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future sales of our shares; and

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investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our ordinary shares could be seriously harmed.
We do not anticipate paying dividends before we achieve significant production of our growth development projects and, as a result, your ability to achieve a return on capital of your investment may depend on appreciation in the price of our ordinary shares.
In our development phase, we have never declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. In addition, our ability to pay cash dividends is currently limited by the terms of our credit agreements, and any future credit or other agreements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.
After this offering, there will be           shares of our ordinary shares outstanding (or      if the underwriters exercise their option in full). Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.
The Company, its directors and executive officers and shareholders representing    % of the Company’s total capital stock prior to this offering have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

In addition, to the extent that we issue additional ordinary shares under our post-IPO long-term equity incentive plan, there will be further dilution to investors participating in this offering. The maximum aggregate number of shares that may be issued at any time pursuant to awards under this plan is expected to be equivalent to 5% of the total number of issued shares immediately following this offering. The maximum number of shares that may be allocated to an individual participant in respect of all unvested awards under this plan may not exceed 1% of the total number of issued shares immediately following this offering. For more information, see “Management — Long-term incentive plans — Long-term incentive plan 2022 (post-IPO plan).” Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our share option plans. Shares included in this registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ordinary shares and impede our ability to raise future capital.
If we do not meet the consensus expectations, if analysts do not publish research or if they issue unfavorable opinions or downgrade our ordinary shares, the price of our ordinary shares could decline.
The trading market for our ordinary shares may rely, in part, on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and may be different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our share price could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable opinions or cease publishing reports about us or our business.
Following the closing of this offering, the significant beneficial owners of our shares may have a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.
Following the closing of this offering, the largest beneficial owners of our shares, each of which currently beneficially owns more than 10% of our outstanding shares, will beneficially own in the aggregate    % of our ordinary shares (or    % if the underwriters exercise their over-allotment option in full). As a result, these shareholders individually could exert significant influence, and if they were to act together could exert a controlling influence, over our operations and business strategy and would have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:
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the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

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approving or rejecting a merger, consolidation or other business combination;

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raising future capital; and

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amending our Governing Documents, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.
New investors in our ordinary shares will experience immediate and substantial book value dilution after this offering.
The initial public offering price of our ordinary shares will be substantially higher than the pro forma net tangible book value per outstanding ordinary share immediately after this offering. Based on an assumed initial public offering price of US$      per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2020, if you purchase our ordinary shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$      per share in pro forma

net tangible book value. As a result of this dilution, investors purchasing ordinary shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”
We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely on the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of, or that may not yield a favorable return. Management failure to apply these funds effectively could harm our business.
Requirements associated with being a public company in the United States will require significant resources and management attention.
Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of this offering, we will become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and the NYSE. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.
In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations, and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our directors and executive officers may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified executive directors and non-executive directors.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may, in the future, result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.
As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under NYSE rules for U.S. domestic issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards. See “Management — Foreign Private Issuer Status” for more information.
As a result of our reliance on the corporate governance exemptions available to foreign private issuers under NYSE rules, you will not have the same protection afforded to shareholders of companies that are subject to all of NYSE’s corporate governance requirements. Availing ourselves of any of these exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under NYSE’s corporate governance rules. Therefore, any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.
As a foreign private issuer we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports.
As a foreign private issuer, we will be exempt from several requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in such company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.
We are not required to comply with the proxy rules applicable to U.S. domestic filers, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. Following the completion of this offering or at some other time thereafter, U.S. residents may directly or indirectly own more than 50% of our outstanding voting securities. If so, we will cease to qualify as a foreign private issuer if we do not meet the requirements set forth in (b) above.
Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and not being required to report Critical Audit Matters under Public Company Accounting Oversight Board (PCAOB) Standards in the auditor’s report, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
Emerging markets are subject to greater risks, and an investment in the Company may not be suitable for all investors as a result.
Emerging markets, including South Africa, are generally subject to greater risks, including legal, regulatory, economic and political risks, than more developed markets. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Investment in a company whose assets and operations are based in an emerging market is generally suitable only for sophisticated investors who fully appreciate the significance of the risks involved. Investors are therefore urged to consult with their own legal and financial advisers before making an investment in the Company.
As a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. In addition, because of our status as an emerging growth company, we are not required to obtain an attestation from our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting.
Once we register our shares with the SEC as a public company and following this public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of this public offering. The process of designing and implementing internal control over financial reporting required to comply with this requirement is time consuming, costly and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. See “— Risks related to our business and our industry — We have identified material weaknesses in our internal control over financial reporting, and if we fail to establish and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, prevent fraud and/or file our periodic reports as a public company in a timely manner”. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.
Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to issue an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning the effectiveness of our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.
We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

USE OF PROCEEDS
We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately US$      million, or approximately US$      million if the underwriters exercise their over-allotment option in full. This estimate assumes: (1) an offering price of US$      per ordinary share in the offering, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (2) that the ordinary shares being sold in the South African offering are offered at the South African rand equivalent of that price.
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ordinary share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase (decrease) the net proceeds to us from this offering by approximately US$      million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately US$      million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.
We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional ordinary shares in the offering, to pursue our expansion objectives and for general corporate purposes, as follows: (1) approximately US$        (or US$        , assuming the over-allotment option is exercised in full) to        ; (2) approximately US$      (or US$        , assuming the over-allotment option is exercised in full) to        ; and (3) approximately US$        (or US$        , assuming the over-allotment option is exercised in full) to       .

DIVIDEND POLICY
We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. However, we have never declared or paid any cash dividends on our ordinary shares, and we do not anticipate paying dividends before we achieve significant production of our growth development projects. In addition, our future credit or other financing agreements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Any decision to declare and pay dividends will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, solvency, and such other factors that our board of directors may consider relevant. We currently intend to retain future earnings to finance operations and expand our business.
The payment of dividends may also be limited by the Companies Law, which permits the payment of dividends only if our board of directors is satisfied on reasonable grounds that the company will, immediately after the payment of dividends, satisfy the “solvency test,” which means that a company is able to pay its debts as they become due and the value of a company’s assets is greater than the value of its liabilities. For purposes of the Companies Law, “debts” includes fixed preferential returns on shares ranking ahead of those in respect of which a dividend is made (except where that fixed preferential return is expressed in the memorandum or articles of incorporation as being subject to the power of our board of directors to pay dividends), but does not include debts arising by reason of the authorization, and “liabilities” includes the amount that would be required, if a company were to be dissolved after the dividend, to repay all fixed preferential amounts payable by a company to holders, at that time or on earlier redemption (except where such fixed preferential amounts are expressed in the memorandum or articles as being subject to the power of our board of directors to pay dividends) but, subject to any debts, does not include dividends payable in the future. Under the Companies Law, the payment of dividends is determined by our board of directors and does not require the approval of the shareholders of a company unless the company’s memorandum or articles provide otherwise. Our Governing Documents do not require shareholder approval of a dividend and provide that the payment of a dividend may be determined by our board of directors, subject to the provisions of the Companies Law.

CAPITALIZATION
The following table sets forth our total capitalization (defined as the sum of our total borrowings and total equity) as of December 31, 2020, as follows:
•
on an actual basis;

•
on an as adjusted basis to give effect to our prepayment of the outstanding principal balance and accrued interest on the IDC Loan, which took place on June 1, 2021; and

•
on an as further adjusted basis to give effect to the issuance and sale of ordinary shares in this offering and the receipt of approximately           in estimated net proceeds to us, assuming (1) an offering price of US$      per ordinary share in the offering, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and (2) that the ordinary shares being sold in the South African offering are offered at that price.

The Reverse Share Split will have no impact on our total capitalization as no monies will be received and no new obligations will be incurred.
You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information contained in this prospectus.
	As of December 31, 2020
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(in thousands of US$)
Long-term borrowings
Unsecured	5,365	5,365
Secured	21,611	—
Total long-term borrowings	26,976	5,365
Short-term borrowings
Unsecured	—	—
Secured	14,408	—
Total short-term borrowings	14,408	—
Revolving commodity facility	5,211	5,211
Total borrowings	46,595	10,576
Equity attributable to owners of the Company
Share capital	2,549,583	2,549,583
Other components of equity	(521,743)	(521,743)
(Accumulated losses) / Retained profit	(865,651)	(865,651)
Total equity attributable to owners of the Company	1,162,189	1,162,189
Non-controlling interests	(7,126)	(7,126)
Total equity	1,155,063	1,155,063
Total capitalization(3)	1,201,658	1,165,639

(1)
As adjusted to give effect to our prepayment of the outstanding principal balance and accrued interest on the IDC Loan, which took place on June 1, 2021. For more information regarding the IDC Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — IDC Loan.”

(2)
As further adjusted to give effect to the issuance and sale of ordinary shares in this offering and the receipt of approximately           in estimated net proceeds, assuming (1) an offering price of US$      per ordinary share in the offering, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and (2) that the ordinary shares being sold in the South African offering are offered at that price.

(3)
Total capitalization is defined as the sum of our total borrowings and total equity.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ordinary share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase (decrease) our total equity and total capitalization by approximately US$      million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

DILUTION
If you purchase our ordinary shares offered by this prospectus, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma consolidated net tangible book value per ordinary share after accounting for the issuance and sale of our ordinary shares in this offering. See “Risk Factors — Risks related to our ordinary shares and this offering — New investors in our ordinary shares will experience immediate and substantial book value dilution after this offering.”
Consolidated net tangible book value per ordinary share is defined as total assets (excluding intangible assets) less total liabilities, divided by the number of ordinary shares outstanding. Our consolidated net tangible book value as of December 31, 2020 was US$      per ordinary share, corresponding to consolidated net tangible book value of US$348.2 million, divided by           , the total number of our ordinary shares outstanding as of December 31, 2020, after giving effect to the Reverse Share Split.
After giving effect to the sale by us of the                 ordinary shares offered by us in this offering (assuming the underwriters do not elect to exercise their over-allotment option), and considering an offering price of US$      per ordinary share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma consolidated net tangible book value estimated as of December 30, 2020 would have been approximately US$      million, representing US$      per ordinary share. This represents an immediate increase in consolidated net tangible book value of US$      per ordinary share to existing shareholders and an immediate dilution in net tangible book value of US$      per share to new investors purchasing our ordinary shares in the global. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and the pro forma consolidated net tangible book value per ordinary share immediately after the completion of this offering.
The following table illustrates this dilution to new investors purchasing our ordinary shares in this offering.
Assumed initial public offering price per ordinary share	US$
Consolidated net tangible book value per ordinary share as of December 31, 2020, after giving effect to the Reverse Share Split	US$
Increase in consolidated net tangible book value per ordinary share attributable to existing shareholders	US$
Pro forma consolidated net tangible book value per share after this offering	US$
Dilution per ordinary share to new investors in this offering	US$
Percentage of dilution in consolidated net tangible book value per ordinary share to new investors		%
Each US$1.00 increase (decrease) in the offering price per ordinary share would increase (decrease) our pro forma consolidated net tangible book value after this offering by US$      per ordinary share and the dilution per ordinary share to new investors in this offering by US$      per ordinary share.
The actual offering price per ordinary share is not based on the pro forma consolidated net tangible book value of our ordinary shares, but will be established based through a bookbuilding process. The foregoing tables assume no exercise of the over-allotment option.
If the underwriters exercise their over-allotment option in full in this offering, our pro forma consolidated net tangible book value after this offering would be US$      per ordinary share, the increase in our consolidated net tangible book value per ordinary share attributable to existing shareholders would be US$      and the dilution to new investors in this offering would be US$      per ordinary share, in each case assuming an initial public offering price of US$      per ordinary share (the midpoint of the range set forth on the cover of this prospectus).
The following table summarizes, as of December 31, 2020, the differences between the number of purchased ordinary shares, the total consideration paid in cash and the average price per ordinary share that existing shareholders paid, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $      per ordinary share, the midpoint of the range set forth on the cover of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percentage
Existing shareholders		%	US$	%	US$
New investors		%	US$	%	US$
Total		100%	US$	100%	US$
To the extent that we issue additional ordinary shares under our post-IPO long-term equity incentive plan, there will be further dilution to investors participating in this offering. The maximum aggregate number of shares that may be issued at any time pursuant to awards under this plan is expected to be equivalent to 5% of the total number of issued shares immediately following this offering. The maximum number of shares that may be allocated to an individual participant in respect of all unvested awards under this plan may not exceed 1% of the total number of issued shares immediately following this offering. For more information, see “Management  — Long-term incentive plans — Long-term incentive plan 2022 (post-IPO plan).”

EXCHANGE RATES
While the Company maintains its books and records in U.S. dollars, the presentation currency for the Company’s individual and consolidated financial statements, as a holding company, the Company’s material assets are its direct and indirect equity interests in its subsidiaries, and the Company is therefore dependent upon the results of operations of its subsidiaries, which are denominated primarily in South African rand. The exchange rates discussed in this section have been obtained from The Standard Bank of South Africa. See “Risk Factors — Risks related to our business and our industry — Our holding company structure makes us dependent on the operations of our subsidiaries” and “Risk Factors — Risks related to South Africa — Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand” and “Presentation of Financial and Other Information — Financial Statements.”
South Africa
In recent years, the value of the South African rand as measured against the U.S. dollar has declined considerably. The South African rand declined from R14.43 per US$1.00 at December 31, 2018 to R14.62 per US$1.00 at December 31, 2020. The exchange rate between the South African rand and the U.S. dollar was R16.19 per US$1.00 as of November 30, 2021. There can be no assurance that the South African rand will not further depreciate against the U.S. dollar or other currencies in the future.
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in South African rand per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by The Standard Bank of South Africa on each day during a monthly period and on the last day of each month during an annual period.
Year	Period-end	Average(1)	Low	High
2016	13.61	14.71	13.28	16.89
2017	12.38	13.32	12.27	14.49
2018	14.43	13.25	11.52	15.50
2019	14.12	14.45	13.31	15.43
2020	14.62	16.46	14.02	19.23
Month	Period-end	Average(1)	Low	High
May 2021	13.79	14.08	13.75	14.50
June 2021	14.32	13.91	13.42	14.38
July 2021	14.62	14.52	14.20	14.85
August 2021	14.60	14.78	14.28	15.24
September 2021	15.14	14.55	14.15	15.14
October 2021	15.17	14.87	14.47	15.17
November 2021	16.19	15.53	14.90	16.19

Source: The Standard Bank of South Africa Limited.
(1)
Represents the average of the exchange rates on the closing of each day during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” and “Prospectus Summary — Summary Consolidated Financial and Other Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
We are an established South African producer of PGMs, with a portfolio of high-quality PGM growth projects and an exclusive license within a majority of the SADC region for a next-generation processing technology that we believe will facilitate the production of finished metal with a lower environmental impact than traditional smelting. For the year ended December 31, 2020, we produced and sold 129 koz of 4E. According to the Technical Report Summaries, our production is forecast to grow by 216% to 407 koz 4E per annum in 2030, based on our life-of-mine plans, which require material increases to our capital and operating expenditures and are based on estimates of mineral reserves and resources and commodity price and exchange rate forecasts, amongst others. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal factors affecting our financial condition and results of operations — Capital expenditures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital expenditures” and “Description of Projects.”
We currently operate the Pilanesberg Platinum Mine on the Western Limb of the Bushveld Complex, an open pit mining operation which commenced production in March 2008. The Bushveld Complex is a well-established producing region for PGMs, which according to CRU contained approximately 91% of the world’s PGM-bearing ore in 2020 and represented 70%, 34%, and 78% of global platinum, palladium and rhodium production in 2020, respectively.
We are advancing two high quality PGM expansion projects: (1) the development of the Triple Crown Properties, a wholly-owned brownfield expansion of the Pilanesberg Platinum Mine, including a new underground section of the mine to allow us to access attractive mineral resources; and (2) the greenfield Mphahlele Project on the Eastern Limb of the Bushveld Complex, in which we hold a 75% interest. We believe these projects are high quality as they are higher grade than our existing operations and shallower than the underground mines of our competitors. Further, we believe that our ability to leverage our existing Pilanesberg Platinum Mine footprint and regional (third party and owned) infrastructure will make these new projects very capital efficient. According to the Technical Report Summaries, our Western Limb properties and Eastern Limb properties are forecast to result in steady-state average production of 275 koz and 146 koz 4E per annum from 2030 to 2040, respectively.
Currently, substantially all of our PGM in concentrate is sold to a third party for conversion into finished metal through an energy intensive traditional smelting process. Going forward, we plan to forward integrate to process our PGMs independently. Through our 50% holding in Kelltech, we are in the process of developing a 110 ktpa Kell Processing Plant to be located near our existing Pilanesberg Platinum Mine operations. We expect that the Kell Processing Plant will process our concentrate into metal using a more environmentally-friendly hydrometallurgical process as compared to traditional smelting. The Kell process follows four basic sequential steps, all of which are well-proven and commonly used in the metallurgical industry and provide high recoveries of base and precious metals. Our Kell Processing Plant will be the first of its kind at commercial scale, but we believe the success of the technology has already been well established.
We are committed to operating our business and engaging with our community in line with industry best-practice ESG principles, which include plans to: (1) align our business with the United Nations

Sustainable Development Goals; (2) prepare our annual financial reports in accordance with the Global Reporting Initiative Standards, which assist companies in communicating and disclosing their impacts on inter alia environmental issues, human rights and corruption; (3) register to participate in voluntary disclosure programs, such as the Church of England Tailings Disclosure Programme; (4) strengthen our environmental management at our operations to comply with the IFC Performance Standards on Environmental and Social Sustainability; and (5) procure a dedicated supply of renewable energy for our operations. To this end we have appointed a Chief ESG Officer effective December 1, 2021. To date, we have significantly improved our safety and environmental performance since 2011 through enhanced controls and procedures with no major reportable incidents for over three years. We are an active participant in our local community, who comprised approximately 63% of our workforce as of July 13, 2021 and represents a key 26% shareholder of the Company through the Tribal Authority structure. The local community is an essential partner for the success of our business and our continuous focus on the wellbeing of our work force has helped us achieve over six million fatality-free shifts worked over the past twelve years. In addition, we successfully negotiated with a farming community which occupied a portion of the Wilgespruit farm to gain full access to our mining properties. This has been an invaluable experience and has deepened our ability to work with a range of community stakeholders. We are actively evaluating ways we can further improve our environmental and carbon footprint, including the possibility of building solar plants at both the Pilanesberg Platinum Mine and Mphahlele and the use of alternate fuel sources both in the processing plants and in our mining vehicles, to reduce or eliminate our reliance on grid electricity and diesel.
We are led by a strong management team, with extensive experience working together to build and operate PGM assets in South Africa, as well as in underground and open pit mining. Our Chief Executive Officer Erich Clarke, Chief Financial Officer, Elmarie Maritz, Chief Operating Officer, Casper Badenhorst, Executive Corporate Affairs and Human Capital, Christian Phephenyane, and other members of our senior management team, have managed our business since 2014 and bring expertise from other notable PGM operators in South Africa, including Lonmin plc, Northam Platinum Limited, Anglo American Platinum Limited and Impala.
For the year ended December 31, 2020, we:
•
produced and sold 128.8 koz 4E, consisting of 82.1 koz, 34.1 koz, 9.8 koz and 2.8 koz of contained platinum, palladium, rhodium and gold, respectively, in the form of concentrate;

•
generated revenue of US$278 million; and

•
incurred cost of operations of US$156 million and managed down costs through the down cycle.

Principal factors affecting our financial condition and results of operations
Our performance and results of operations have been and we expect will continue to be affected by a number of factors, including the market price of PGMs and associated metals, factors affecting our operating costs and the South African rand/U.S. dollar exchange rate. In this section, we set forth the principal factors that our management believes have had an effect on our past results, or that our management expects are likely to have an effect on our future results.
Metal prices and demand
We generate all of our revenues from sales of our metals. Sales of 4E (platinum, palladium, rhodium and gold) contributed 93% and 91% to our gross revenue during 2020 and 2019, respectively.
We do not generally enter into commodity derivatives or other hedging arrangements in advance of the sale of our PGM production, although we may consider commodity derivatives or other hedging from time to time. In addition, the Investec Revolving Commodity Facility, which is utilized to finance up to 91% of our 4E deliveries in concentrate, allows us to fix prices for concentrate deliveries to Impala under the Impala Offtake Agreement through a forward sale of metal to the Impala settlement date and receive the cash proceeds thereof upon assay rather than having to wait for the month of settlement from Impala. This allows us to mitigate price risk between delivery of metal and payment. For more information about the Investec Revolving Commodity Facility, see “—Liquidity and capital resources — Indebtedness — Investec Revolving Commodity Facility Agreement.” Notwithstanding the above, we are generally fully exposed to changes in

PGM prices, which could lead to reduced revenue should PGM prices decline, as our revenues are directly impacted by relevant metal prices.
Historically, 4E prices have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, the global regulatory environment with respect to automotive emissions legislation, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by producers and others, as well as speculative activities of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar. See “Risk Factors — Risks related to our business and industry — Changes in the market price for PGMs, which in the past have fluctuated widely, affect the profitability of our PGM mining operations and the cash flows generated by those operations.”
In addition, platinum, palladium and rhodium exchange-traded funds (ETFs) have added a further element of unpredictability and volatility to the pricing environment and may increase volatility in PGM prices, particularly during structurally tight markets. ETF investors may exhibit pro-cyclical behavior, purchasing shares in ETFs during times of rising prices and selling holdings during periods of declining prices. This behavior may exacerbate short term price volatility. The market prices of platinum, palladium, rhodium and other PGMs have been, and may in the future be, subject to rapid short-term changes. For example, global semiconductor chip shortages have slowed car production, which in turn, has reduced demand for, and the price of platinum in recent periods.
Platinum
The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the market price of platinum). Over the period from January 1, 2019 to September 30, 2021, the platinum price has fluctuated between a high price of US$1,294 per ounce and a low price of US$593 per ounce.
	US$/ounce
	High	Low	Average
2019	977	782	863
2020	1,068	593	878
2021 (through September 30, 2021)	1,294	931	1,119

Source: London Metal Exchange.
The market price of platinum was US$1,068 per ounce on December 31, 2020 and US$963 per ounce on September 30, 2021.
Palladium
The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the market price of palladium). Over the period from January 1, 2019 to September 30, 2021, the palladium price has fluctuated between a high price of US$3,000 per ounce and a low price of US$1,267 per ounce.
	US$/ounce
	High	Low	Average
2019	1,971	1,267	1,538
2020	2,781	1,557	2,194
2021 (through September 30, 2021)	3,000	1,897	2,546

Source: London Metal Exchange.
The market price of palladium was US$2,342 per ounce on December 31, 2020 and US$1,899 per ounce on September 30, 2021.

Rhodium
The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the market price of rhodium). Over the period from January 1, 2019 to September 30, 2021, the rhodium price has fluctuated between a high price of US$29,800 per ounce and a low price US$1,450 per ounce.
	US$/ounce
	High	Low	Average
2019	6,150	2,460	3,902
2020	16,800	1,450	11,141
2021 (through September 30, 2021)	29,800	11,250	22,045

Source: Johnson Matthey
The market price of rhodium was US$16,350 per ounce on December 31, 2020 and US$13,700 per ounce on September 30, 2021.
Gold
The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the market price of gold). Over the period from January 1, 2019 to September 30, 2021, the gold price has fluctuated between a high price of US$2,066 per ounce and a low price of US$1,270 per ounce.
	US$/ounce
	High	Low	Average
2019	1,792	1,270	1,394
2020	2,066	1,477	1,771
2021 (through September 30, 2021)	1,946	1,682	1,800

Source: London Metal Exchange.
The market price of gold was US$1,887 per ounce on December 31, 2020 and US$1,756 per ounce on September 30, 2021.
4E Basket Price
The basket price for the 4E is commonly referred to in the platinum mining industry as the “4E basket price.” We believe the South African rand-denominated price of the 4E basket is a useful price for tracking the combined impact of metal prices and the South African rand-to-U.S. dollar exchange rate. The table below shows the annual high, low and average of the South African rand-denominated price of the 4E basket per ounce. Over the period from January 1, 2019 to September 30, 2021, the 4E basket price has fluctuated between a high price of R59,188 per ounce and a low price of R14,915 per ounce.
	R/ounce
	High	Low	Average
2019	24,244	14,915	19,003
2020	41,388	22,855	34,569
2021 (through September 30, 2021)	59,188	26,860	42,984

Source: Calculated from 4E sources above combined with actual prill split of metal content in 4E.
The South African rand-denominated price of the 4E basket was R39,569 per ounce on December 31, 2020 and R30,188 per ounce on September 30, 2021.

If income from metal sales falls for an extended period below the company’s total cash costs at its operations, we could determine that it is not economically feasible to continue production at some or all of its operations. Declining 4E prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in 4E prices may force us to reduce expenditures and undertake measures to address its cost base. In addition, the use of lower metal prices in ore reserve estimates and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortization, environmental rehabilitation and mine closure charges.
The key drivers and recent trends of the principal metals that we produce are discussed below. For further information on the drivers and trends affecting these metals, see “Industry Overview.”
PGMs are essential inputs into the production of autocatalysts that transform harmful emissions from an engine’s combustion of gasoline or diesel, including carbon monoxide (“CO”), hydrocarbons (“HC”), nitrogen oxides (“NOx”) and particulate matter (“PM”) into less harmful substances. PGMs are also used to varying degrees in jewelry and general industrial use application as well as in the emerging hydrogen economy where they act as both a catalyst in the production of hydrogen from water and in the eventual conversion of hydrogen back into electricity.
The automotive sector, and in particular autocatalysts, dominate demand for rhodium and palladium. Autocatalysts are utilized in 100% of gasoline and diesel ICEs as well as approximately 95% of hybrid electric vehicles according to CRU. Platinum sees much more diverse consumer sectors, given its usage in jewelry and as an investment vehicle. According to CRU, as of 2021 autocatalysts comprise approximately 28% of the demand for platinum, 76% of the demand for palladium, and 91% of the demand for rhodium. As a result a key driver of PGM demand is both the number of vehicles utilizing autocatalysts as well as the amount of PGMs per autocatalyst in each vehicle.
Platinum
Platinum is utilized in a diverse range of end markets including autocatalysts, jewelry, glass, chemical, petroleum refining, hard discs, and other niche applications. The annual average price of platinum on the London Metal Exchange in 2020 was US$878/oz, approximately 1.7% higher than the average in 2019. In 2020, the price of platinum reached a high of US$1,068/oz and a low of US$593/oz.
Palladium
Palladium is primarily utilized in gasoline autocatalysts, with secondary uses in the electronics, chemical and dental industries. The annual average price of palladium on the London Metal Exchange in 2020 was US$2,194/oz, approximately 42.7% higher than the average in 2019. In 2020, the price of palladium reached a high of US$2,781/oz and a low of US$1,557/oz.
Rhodium
Rhodium is primarily utilized in gasoline autocatalysts. The annual average price of rhodium according to Johnson Matthey in 2020 was US$11,141/oz, approximately 185.5% higher than the average in 2019. In 2020, the price of rhodium reached a high of US$16,800/oz and a low of US$1,450/oz.
Commercial terms and Impala Offtake Agreement
Substantially all of our reported revenues are derived from the Impala Offtake Agreement.
On August 23, 2018, PPM and Impala entered into the Impala Offtake Agreement for a three-year term, pursuant to which PPM has agreed to sell and deliver to Impala for treatment and processing, on an exclusive basis, 6Es and base metals (nickel and copper) in concentrate as derived from all ore mined at the Pilanesberg Platinum Mine and all concentrate produced at the Pilanesberg Platinum Mine to which PPM shall have title or shall be the owner. The parties have agreed that Impala will be responsible for the smelting and refining of the concentrate delivered to it, on the basis that: (i) the fee payable for the smelting and refining of the concentrate is determined in accordance with a predetermined formula; and (ii) PPM is liable to pay such fee to Impala. The price paid by Impala for the 6Es and base metals extracted from the concentrate is determined in accordance with a predetermined formula, linked to index prices, taking into consideration the quality of the 6Es and base metals extracted from the flotation concentrate, less the aforementioned smelting and refining fee referred herein. The effective date of the Impala Offtake Agreement is May 22, 2019, and unless it is extended upon commercial agreement between the parties, the Impala Offtake Agreement is set to terminate on May 21, 2022. For more information, see “Risk Factors — Risks related to our business and our industry — We rely on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate.”
As the Impala Offtake Agreement expires in May 2022 (which is before the scheduled delivery date of the Kell Processing Plant, we will need to enter into an alternative smelting and marketing arrangement in respect of our concentrate. The costs (actual and effective via a discount to spot prices) will impact our results of operations.
Production volumes, ore grade, recovery rates and sales volumes
Our production volumes, the ore grade from our mines, the percentage of metal recovered metal sold affect our business performance. The table below sets forth certain measures of our operational performance for the periods indicated.
	For the Year Ended December 31,
	2020	2019
Reef delivered to the ROM pad (tonnes)(1)	3,952,626	4,121,807
Reef processed (tonnes)(2)	3,414,661	3,870,515
Reef milled (tonnes)(3)	3,089,285	3,517,579
Average milled head grade (g/t)	1.79	1.57
Average recovery rate (%)	71	70
Average recovered grade (g/t)	1.29	1.11
4E dispatched and sold (ounces):
Platinum	82,110	81,825
Palladium	34,099	33,217
Rhodium	9,798	10,017
Gold	2,747	2,257
Total 4E dispatched and sold	128,754	127,316

(1)
“Reef delivered to the ROM pad” means the total reef tonnes including dilution mined from a series of benches in the open pit.

(2)
“Reef processed” means the reef tonnes mined that either upgraded using the Dense-Medium Separator (DMS) plant and/or milled. The total tonnes processed equal the tonnes mined, adjusted for unprocessed ore inventory.

(3)
“Reef milled” means upgraded and mined reef tonnes milled.

Our mining volumes in 2020 were impacted due to the national lockdown in South Africa that was instituted on March 26, 2020 as a result of the COVID-19 pandemic. Mining operations resumed production during the last week of April, whereas the concentrator resumed operations on May 5, 2020. As a result, for the year ended December 31, 2020 reef delivered to the ROM pad and reef processed declined 4% and 12%, respectively, when compared to the year ended December 31, 2019. Reef milled through our plant also declined 12% over the same period.
Lower reef volumes were offset by a year over year increase in average mill head grade from 1.57g/t to 1.79g/t, a 14% increase as well as improved metal recoveries. As a result of the increased grade and improve recoveries 4E ounces dispatched and sold increased 1% to 128.8 koz for the year ended December 31, 2020.

The table below summarizes our historical 4E produced and sold:
Payable Production
(ounces)
Year
2009	27,685
2010	60,067
2011	69,946
2012	105,601
2013	149,193
2014	154,412
2015	176,014
2016	165,461
2017	132,691
2018	150,375
2019	127,316
2020	128,754
Currency fluctuations
Our operations are located in South Africa, and the metals we sell are priced in U.S. dollar terms in international markets; however, we are paid in South African rand. Appreciation of the rand against the U.S. dollar results in our revenues and operating margins decreasing. Conversely, should the rand depreciate against the U.S. dollar, revenues and operating margins would increase. The impact on profitability of any change in the rand / U.S. dollar exchange rate can be substantial. As a general rule, we do not enter into long-term currency hedging arrangements and are mainly exposed to the spot market exchange rate.
In recent years, the value of the South African rand as measured against the U.S. dollar has declined considerably. The South African rand declined from R14.43 per US$1.00 at December 31, 2018 to R14.12 per US$1.00 at December 31, 2019 to R14.62 per US$1.00 at December 31, 2020. The exchange rate between the South African rand and the U.S. dollar was R16.19 per US$1.00 as of November 30, 2021. For further information, see “Exchange Rates” and “Risk Factors — Risks related to South Africa — Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand.”
Operating costs
Historically, our principal operating costs have been labor costs (including independent contractors), load and haul, drilling, blasting, rock breaking/crushing, electricity, reagents/grinding media and diesel and are incurred principally in South African rand. Of our total operational costs for the year ended December 31, 2020, we categorize 25% as fixed as these did not vary significantly with our production rate. We categorize overburden and waste removal, reef hauling and drilling and blasting expenses as variable, and these comprised 95% of our total mining costs for the year ended December 31, 2020. Of our total plant operation costs for the year ended December 31, 2020, we categorize 61% as variable. Our principal operating costs are affected by inflation, including our labor costs which are renegotiated every two years with the unions, as well as the costs for electricity, steel and other grinding media which generally increase ahead of inflation.
We expect that our fixed costs will increase with the development of our planned underground operations, as our labor costs will shift from third party contractors to own labor. See “Risk Factors — Risks related to our business and our industry — Our business may be subject to high fixed costs in the future, which may impact our profitability.”
Our cash cost of operations for the year ended December 31, 2020 was US$1,126 per ounce dispatched and sold, compared to US$1,178 per ounce dispatched and sold for the year ended December 31, 2019. The decrease in cash cost of operations was primarily due to higher grades and recoveries allowing higher production from lower mined volumes, partially offset by increased operating costs resulting from the shutdowns as a result of the COVID-19 pandemic and a depreciation of the South African rand against the U.S. dollar. Cash costs of operations is a non-IFRS financial measure. For more information, please see “Presentation of Financial and Other Information — Non-IFRS Financial Measures.” For a reconciliation of cash cost of operations to cost of operations, see “Prospectus Summary — Summary consolidated financial and other data — Non-IFRS financial measures and reconciliations.”
Capital expenditures
Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. In 2020 and 2019, our capital expenditures totaled US$10 million and US$9 million, respectively. Our capital expenditures primarily relate to sustaining capital spend to maintain our plant operations and funds invested in the growth plans for the current operations through the preparation of bankable feasibility studies.
We expect to increase our capital expenditures to support the growth in our business and operations in South Africa, including the development of our Triple Crown Properties, the Mphahlele Project and the Kell Processing Plant. For additional information, see “— Capital expenditures.”
Our liquidity requirements arise primarily from the need to fund our capital expenditure program. Our principal source of liquidity has been equity and free cash flow. These cash flows have been fundamental to the funding of our existing operations and maintaining a pipeline of projects. Our cash flows may be adversely affected by a number of factors, which are discussed in more detail elsewhere in the section entitled “Risk Factors,” such as, but not limited to, PGM prices resulting from market supply and demand dynamics, real increases in operating expenses such as electricity and changes in production due to declines in operational productivity. See, for example, “Risk Factors — Risks related to our business and our industry — The PGM mining industry is capital intensive” and “— We may require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.”
The COVID-19 pandemic
The COVID-19 pandemic has resulted in the implementation of measures by government authorities and businesses to contain and limit the spread of COVID-19, and that has increased economic uncertainty. Our management constantly assesses the impact of the COVID-19 pandemic on our operations and financial condition in order to implement measures designed to mitigate any such impact. COVID-19 remains a risk, and there is a possibility of additional waves of infection and variants in South Africa.
The first case of COVID-19 was recorded in South Africa on March 5, 2020. The government declared a national state of disaster through the Disaster Management Act (“DMA”) on March 15, 2020. On March 23, 2020, the President of South Africa announced that as one of the measures to attempt to contain the spread of COVID-19, South Africa would enter a 21-day national lockdown beginning on March 26, 2020, which resulted in national restrictions on most activities, including almost all mining, with only care and maintenance and essential service being permitted. In response, we implemented a care and maintenance plan on site, with no production conducted between March 26, 2020 and April 16, 2020. An amended DMA release on April 16, 2020 included a provision for mining operations to restart at a maximum capacity of 50%. As a result, we initiated the return of 50% of our labor force using a staggered approach to ensure regulatory compliance and safety of our employees. We recalled our management team between April 16, 2020 and April 21, 2020 and our engineering personnel from April 22, 2020 onwards. We focused on critical care and maintenance at our concentrator operations during this period with the aim of ramping up production thereafter. Production ramp-up at our mining operations and concentrator commenced on April 27, 2020 and May 5, 2020, respectively. Further amended DMA regulations released on April 29, 2020 permitted open pit mining operations up to a baseline of 50% and thereafter scaling up to 100% labor capacity. We initiated the return of our remaining workforce between April 29, 2020 and May 5, 2020. In total, the Pilanesberg Platinum Mine ceased or reduced operations for 42 days in 2020 during that initial hard lockdown imposed by the South African government, resulting in an estimated 16,509 4E ounces lost.

On December 18, 2020, the President of South Africa announced the emergence of a new variant, with concerns that this variant spreads more rapidly than other strains of the virus. On June 15, 2021, following the increasing rapid spread of COVID-19 in South Africa, the President of South Africa announced the emergence of a further new variant and the introduction of further restrictions. On November 11, 2021, the emergence of a new variant was reported, namely the Omicron variant. The first sequenced Omicron case was reported from Botswana. The earliest known case of Omicron in South Africa was a patient diagnosed with COVID-19 on November 9, 2021. On November 26, 2021, the World Health Organization designated the Omicron variant, a variant of concern, on the advice of WHO’s Technical Advisory Group on Virus Evolution (TAG-VE). Following the caution of the new Omicron variant infection rate, it is likely that the President of South Africa will announce further and more stringent lockdown restrictions, which may have an impact on our operations and production. Nevertheless, so far since the initial lockdown period in March and April 2020, we have been able to operate at normal levels of production.
The South African government is targeting to vaccinate 67% of the population by the end of 2021, which, it is hoping will allow South Africa to achieve herd immunity. The South African government has adopted a three phase vaccination rollout strategy. Phase 1 focused on frontline healthcare workers. Phase 2 focused on essential workers, persons in congregate settings, persons over 60 years and persons over 18 years with co-morbidities. Phase 3 focuses on persons older than 18 years. Following the completion of phase 1 and 2, rollout for Phase 3 commenced on September 1, 2021. Nevertheless, there is no certainty as to whether these targets will be met within the aforesaid timelines. The South African government is targeting to vaccinate 67% of the population by the end of 2021. As of October 2 2021, 32.8% of the adult South African population had been vaccinated, according to the South African National Health Department.
We have the following standard COVID-19 safeguards and implementing additional health and safety measures at our workplaces, mine sites and corporate offices, to ensure the health and safety of our employees and contractors, as well as compliance with regulations. We have been managing COVID-19 related health risks through the following measures:
•
A risk awareness campaign through various communication channels;

•
Identification of high-risk employees;

•
Compulsory use of preventative personal protection equipment, which includes face masks, increased handwashing, and social distancing;

•
Sanitation of common areas and surfaces on a regular basis during the day;

•
Placement of hand sanitizers and additional handwashing stations at the surface areas of the mine;

•
Limited group meetings and, where possible, meetings are conducted virtually in the form of tele- or video conferences; and

•
Implementation of a comprehensive employee wellness monitoring and support program.

In 2020, there were 63 reported cases of our employees, including contract workers, who tested positive for COVID-19, of whom 44 had recovered as of December 31, 2020. As of August 20, 2021, we had three active COVID-19 cases, representing less than 1% of our workforce. We mourn five employees lost to the pandemic.
On a macroeconomic level, the effects of COVID-19 and associated governmental responses have adversely affected workforces, consumer sentiment, economies and financial markets with a number of national economies having entered recessions and some having experienced material slowdowns in economic growth. As a result, the total global mine supply for platinum, palladium and rhodium decreased by 8.3% in 2020 compared to 2019, largely due to the impact of lockdown restrictions around the world reducing total demand for platinum, palladium and rhodium by 10.5%.
For additional information about the potential ongoing risks to us relating to COVID-19, see “Risk Factors — Risks related to our business and our industry — The current global COVID-19 pandemic has significantly impacted the global economy and markets and is likely to continue to do so, which could adversely affect our business, financial condition, results of operations and prospects.”

Principal components of results of operations
Revenue
We generate all of our revenues from sales of our metals: 6E (platinum, palladium, rhodium, gold, iridium and ruthenium) and other base metals (copper, nickel and chrome). Sales of 4E (platinum, palladium, rhodium and gold) contributed 93% and 91% to our gross revenue during 2020 and 2019, respectively.
Revenue is recognized when the buyer, pursuant to a sales contract, obtains control of the product, which constitutes the performance obligation. The sales price and quantities are determined on a provisional basis at the date of delivery. Adjustments to the sales price occurs based on movements in the metal market price, metal content quantities and exchange rate, which represent variable transaction price components, up to the date of final pricing and assays. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between three and five months. Revenue on provisionally priced sales is initially recorded at the monthly average market price in the month of sale and the assayed quantities. Adjustments in respect of final assayed quantities and/or prices arising between the date of recognition and the date of settlement are recognized in the period in which the adjustment arises and reflected through revenue and receivables.
All of our revenues reported are derived from the Impala Offtake Agreement and minor chrome sales in the spot market.
Cost of operations
Cost of operations consists of:
•
On-mine operations costs: Materials and mining costs, which were 95% outsourced for the year ended December 31, 2020, and include load and haul, drilling, blasting, diesel, labor and mining overheads.

•
Mining technical services: Labor and rock breaking and crushing costs, which were 61% outsourced for the year ended December 31, 2020.

•
Concentrator plant operations costs: Materials and other costs and expenses for utilities, which include labor, power, reagents, grinding media, engineering, water and overheads.

•
Beneficiation costs: Smelting and refining costs.

•
Other costs: Transportation, salaries, depreciation and amortization.

Administrative and general expenses
Administrative and operating expenses consist of employee expenses (including salaries, benefits and other personnel charges), general operating expenses (including safety, security, environmental, legal and other compliance), amortization and depreciation, consulting and professional fees, royalty tax and audit fees.
Foreign exchange gain (loss)
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are generally recognized in profit or loss, except for the foreign exchange gain (loss) on specific intercompany loan(s) which are recognized in other comprehensive income. The majority of transactions and monetary assets and liabilities in the Group is carried by companies with the South African rand as functional currency.
Finance income
Finance income consists primarily of interest earned on our cash, cash equivalents and restricted bank deposits.

Finance costs
Finance costs consist primarily of bank charges, interest paid on our long-term loans and interest and commitment fees paid on the Investec Revolving Commodity Facility.
Income tax credit (expense)
Income tax expense for the year comprises current and deferred taxation.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income.
Deferred taxation is recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.
Segment information
Our executive officers, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Corporate Affairs and Human Capital Executive, are the chief operating decision maker (“CODM”) within the meaning of IFRS 8 — Segment reporting and use the information and recommendations received from the Chief Executive Officer and his management team. Operating segments were determined based on the reports reviewed by the CODM that are used to make strategic decisions.
The CODM considers the business from an operating perspective. The Group operates in one geographic segment, South Africa, and the CODM evaluates the performance of the business as one operating segment, the mining operations. The administrative operations are considered by management to form part of the main mining operations segment due to the fact that these are support operations to the mining operations segment. As a result, these costs are included in the operating segment measures of profit and loss - being EBITDA. For more information about EBITDA, including a reconciliation of EBITDA to consolidated profit (loss) for the year, see “Presentation of Financial and Other Information—EBITDA” and “Prospectus Summary—Summary consolidated financial and other data.”
Results of operations
Year ended December 31, 2020 compared to the year ended December 31, 2019
The following table sets forth our statement of profit or loss data for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,		Variation
	2020	2019
	(in US$ thousands)
Revenue	277,572	181,339	53.1%
Cost of operations	(156,213)	(186,671)	(16.3)%
Gross profit (loss)	121,359	(5,332)	n.m.
Administrative and general expenses	(22,610)	(19,610)	15.3%
Other (expense) income	(233)	849	(127.4)%
Foreign exchange gain (loss)	2,028	(1,377)	n.m.
Operating profit (loss)	100,544	(25,470)	n.m.
Finance income	3,992	6,704	(40.5)%
Finance costs	(7,103)	(9,126)	(22.2)%
Share of loss of investments accounted for using the equity method	(1,130)	(1,512)	(25.3)%
Profit (loss) before income tax	96,303	(29,404)	n.m.
Income tax credit (expense)	99,891	(20)	n.m.
Profit (loss) for the year	196,194	(29,424)	n.m.

n.m. = not meaningful.
Revenue
	For the Year Ended December 31,		Variation
	2020	2019
	(in US$ thousands)
4E	260,674	166,063	57.0%
Other minerals	18,216	17,379	4.8%
Total revenue from contracts with customers	278,890	183,442	52.0%
Commodity price adjustment	(1,318)	(2,103)	(37.3)%
Total revenue	277,572	181,339	53.1%
Revenue increased by US$96.2 million, or 53.1%, from US$181.3 million in 2019 to US$277.6 million in 2020. This growth was achieved primarily due to:
•
a 1% increase in 4E ounces dispatched and sold, as a result of a 14% increase in the average milled head grade in 2020, offset by a 12% reduction in reef volume milled; and

•
a 76% increase in the average South African rand-denominated 4E basket price year-on-year, partially offset by the 14% depreciation of the South African rand in 2020 as compared to the U.S. dollar.

Cost of operations
	For the Year Ended December 31,		Variation
	2020	2019
	(in US$ thousands)
On-mine operations
Materials and mining costs	(70,821)	(68,132)	3.9%
Total on-mine operations costs	(70,821)	(68,132)	3.9%
Concentrator plant operations
Materials and other costs	(27,931)	(31,005)	(9.9)%
Utilities	(14,457)	(15,884)	(9.0)%
Total concentrator plant operations	(42,388)	(46,889)	(9.6)%
Beneficiation
Smelting and refining costs	(13,068)	(14,333)	(8.8)%
Total beneficiation costs	(13,068)	(14,333)	(8.8)%
Other costs
Materials and other costs	(27,931)	(31,005)	(9.9)%
Utilities	(14,457)	(15,884)	(9.0)%
Total other costs	(18,728)	(20,614)	(9.1)%
	(145,005)	(149,968)	(3.3)%
Amortization and depreciation of operating assets	(13,383)	(37,546)	(64.4)%
Inventory adjustments	2,175	843	158.0%
Total cost of operations	(156,213)	(186,671)	(16.3)%
Cost of operations decreased by US$30.5 million, or 16.3%, from US$186.7 million in 2019 to US$156.2 million in 2020. This decrease was primarily driven by: (1) a US$24.2 million decrease in amortization and depreciation of operating assets, as a result of an extended life-of-mine due to an increase in market price and good progress made in gaining access to the Wilgespruit farm for the second open pit operation (East Pit), which resulted in the amount of depreciation spread over a longer period; and (2) a US$4.5 million decrease in concentrator plant operations as a result of lower tonnes milled (lower plant throughput), which was due to the days lost during the COVID shutdown, and takes into consideration a depreciation of the South African rand to the U.S. dollar in translating to presentation currency. These decreases are partially offset by an increase in on-mine operations cost, as a result of a 22% increase in waste hauled in 2020.
Cost of operations, when measured in South African rand, decreased by 5% in 2020 as compared to 2019. The decrease was driven by a 16.3% decline on a U.S. dollar basis, offset by a 14% depreciation of the South African rand on rand-denominated costs.

Administrative and general expenses
	For the Year Ended December 31,		Variation
	2020	2019
	(in US$ thousands)
Employee expenses	(8,832)	(7,295)	21.1%
Other administrative and general expenses	(2,316)	(2,439)	(0.5)%
Community projects	(2,274)	(3,970)	(42.7)%
Consulting and professional fees	(2,041)	—	n.m.
Security	(1,786)	(1,568)	13.9%
Royalty expense	(1,363)	(861)	58.3%
Consumables	(1,172)	(11)	n.m.
Learnerships and bursaries	(705)	(623)	13.2%
Insurance fees	(691)	(613)	12.7%
IT related costs	(572)	(461)	24.1%
Rehabilitation and management fees	(298)	(317)	(6.0)%
Audit fees	(294)	(262)	12.2%
Amortization and depreciation	(266)	(1,190)	(77.6)%
Total administrative and general expenses	(22,610)	(19,610)	15.3%

n.m. = not meaningful.
Administrative and general expenses increased by US$3.0 million, or 15.3%, from US$19.6 million in 2019 to US$22.6 million in 2020. This increase was mainly due to an increase in consulting and legal fees and employment incentives and COVID-19 related costs. Consulting and legal fees are ongoing and relate to both the settlement of the Wilgespruit land matter and the cost incurred for the expansion plans for the operations at the Pilanesberg Platinum Mine.
Foreign exchange gain (loss)
Foreign exchange gain (loss) changed from a loss of US$1.4 million in 2019 to a gain of US$2.0 million in 2020, due to foreign exchange gain (loss) recorded on foreign denominated loans. The revaluation of foreign denominated loans during 2019 and 2020 were influenced by the volatility of the South African rand as well as the volume of transaction accounted for against the foreign denominated loans. This resulted in a net foreign exchange loss and gain for 2019 and 2020, respectively.
Finance income
Finance income decreased by US$2.7 million, or 40.5%, from US$6.7 million in 2019 to US$4.0 million in 2020. The decrease was primarily due to a weaker rand exchange rate used to convert to presentation currency, a decrease of 3% in the South African prime interest rate since December 31, 2019, and R10 million finance income recognized in 2019 on a credit note received from Eskom.
Finance costs
Finance costs decreased by US$2.0 million, or 22.2%, from US$9.1 million in 2019 to US$7.1 million in 2020. The decrease was primarily due to a weaker rand exchange rate used to convert to presentation currency, a decrease of 3% in the South African prime interest rate since December 31, 2019 and lower utilization of the Investec Revolving Commodity Facility during 2020.
Income tax (expense)
Income tax changed from a tax expense of US$20,000 in 2019 to a tax credit of US$99.9 million in 2020.

The South African taxation rate in 2020 and 2019 was 28%. The Group’s effective tax rate credit in 2020 was 104%, as compared to 0% in 2019, mainly as a result of the recognition of previously unrecognized deferred tax assets from the Pilanesberg Platinum Mine’s return to profitability thereby probable that the deferred tax asset will be realized in the foreseeable future.
For a reconciliation of income tax expense applicable to the loss from operating activities before income tax at the statutory income tax rate to income tax expenses at the Group’s effective rate at year-end, see note 18 to our audited annual consolidated financial statements included elsewhere in this prospectus.
Profit (loss) for the year
As a result of the foregoing, profit (loss) for the year changed from a loss of US$29.4 million in 2019 to a profit of US$196.2 million in 2020.
Liquidity and capital resources
We are a holding company with no material assets other than our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent on payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the ordinary shares. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair their ability to pay such dividends or distributions, and we may have tax costs in connection with any dividend or distribution. Additionally, our principal subsidiary operates in South Africa, and as a result, is currently subject to exchange controls enforced by the SARB that may restrict its ability to upstream funds. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. We currently anticipate that any such restrictions or fluctuations will not impact our ability to meet our cash obligations. For further discussion, see “Risk Factors — Risks related to our business and our industry — Our holding company structure makes us dependent on the operations of our subsidiaries,” “— Risks related to South Africa — Because PGMs and gold are generally sold in U.S. dollars, while the majority of our production and a substantial amount of our PGM production costs are denominated in South African rand, our operating results and financial condition will be materially affected if there is a material change in the value of the South African rand” and “— South African Exchange Control Regulations could materially constrain our financial flexibility.”
As of December 31, 2020, we had unrestricted cash and cash equivalents of US$63.0 million. We believe that our current available cash and cash equivalents, the Investec Revolving Commodity Facility Agreement and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond.
As at December 31, 2020, our total working capital was US$162.9 million. We define working capital as: (1) sum of unrestricted cash and cash equivalents (US$63.0 million), inventory (US$11.8 million) and trade and other receivables (US$133.9 million); less (2) the sum of short term borrowings (US$14.4 million), trade payables, accrued liabilities (US$26.1 million) and the outstanding balance under the Investec Revolving Commodity Facility (US$5.2 million). Our cash and cash equivalents are held in short-term and liquid interest-earning deposits at reputable financial institutions within South Africa and in the United Kingdom.
As part of working capital management and ensuring sufficient cash is available for operational needs, the Investec Revolving Commodity Facility is utilized on a continuous basis. For more information about the Investec Revolving Commodity Facility, see “—Indebtedness.”

Cash flows
The following table shows the generation and use of cash for the periods indicated:
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Cash and cash equivalents at the beginning of the year	43,393	38,093
Net cash generated from operating activities	52,798	8,941
Net cash used in investing activities	(10,995)	(4,575)
Net cash used in financing activities	(23,933)	(474)
Net increase in cash and cash equivalents	17,870	3,893
Exchange gain on cash and cash equivalents	1,723	1,408
Cash and cash equivalents at the end of the year	62,986	43,393
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Operating activities
Net cash flows generated from operating activities increased by US$43.9 million, from US$8.9 million in 2019 to US$52.8 million in 2020. This increase was primarily due to the aggregate effect of the following:
•
profit before income tax of US$96.3 million in 2020, as compared to a loss of US$29.4 million in 2019, as discussed above; and

•
an increase of US$61.4 million in trade and other receivables in 2020, primarily as a result of a higher PGM sales due to the improved platinum, palladium and rhodium market prices combined with a weaker South African rand.

Investing activities
Net cash flows used in investing activities increased by US$6.4 million, or 140.3%, from US$4.6 million in 2019 to US$11.0 million in 2020. This increase was primarily due to:
•
a change in funds (invested in) released from restricted cash, from U$4.4 million released from restricted cash in 2019 to US$1.5 million invested in restricted cash, primarily as a result of a reduction in the requirements to hold certain levels of restricted cash related to the closure liability; and

•
US$2.7 million in loans granted to Kelltech in 2020.

These effects were partially offset by: (1) a decrease in the purchase of mining assets of US$1.8 million from U$3.5 million in 2019 to US$1.7 million in 2020; and (2) an increase in loans repaid by external parties of US$0.9 million, from US$0.3 million in 2019 to US$1.2 million in 2020.
Financing activities
Net cash flows used in investing activities increased by US$23.5 million, from US$0.5 million in 2019 to US$23.9 million in 2020. This increase was primarily due to:
•
a decrease of US$31.8 million in proceeds from the Investec Revolving Commodity Facility in 2020, which was partially offset by a decrease of US$19.6 million in repayments under the Investec Revolving Commodity Facility in 2020; and

•
an aggregate US$11.3 million in principal and interest paid on the IDC loan.

Restricted cash
We had restricted cash investments and guarantees forming part of our non-current assets totaling US$18.1 million as of December 31, 2020 (US$15.9 million as of December 31, 2019). The movement in the restricted cash was a result of a weaker rand exchange rate used to convert to presentation currency, which was offset by a monthly contribution of US$137,000 (R2 million) relating to the environmental guarantee collateral with Lombard Insurance (“Lombard”). Lombard provides us with guarantees for both Eskom and the DMRE. This cash is held by Rand Merchant Bank, a division of First Rand Bank Limited, on long-term deposits and ceded in favor of Lombard. The facility with Lombard Insurance is 57% cash-backed as of December 31, 2020.
Indebtedness
As of December 31, 2020, we had total borrowings outstanding of US$41.4 million, consisting of US$14.4 million in short-term borrowings and US$27.0 million in long-term borrowings. In addition, we were party to the Investec Revolving Commodity Facility Agreement, the outstanding balance of which as of December 31, 2020 was US$5.2 million.
The following table sets forth our short-term and long-term borrowings outstanding as of December 31, 2020:
	As of December 31,
	2020	2019
	(in US$ thousands)
Short-term borrowings:
IDC Loan(1)	14,408	13,453
	14,408	13,453
Long-term borrowings:
Corridor Mining Loan(2)	5,365	5,135
IDC Loan(1)	21,611	31,508
	26,976	36,643
Total borrowings	41,384	50,096

(1)
Loan of ZAR500 million from the IDC. On June 1, 2021, we prepaid the outstanding principal balance and accrued interest on this loan. We are in the process of releasing the collateral which secured this loan. For more information, see “—IDC Loan” below.

(2)
The loan was provided by Corridor Mining Resources Proprietary Limited is a wholly-owned subsidiary of Limpopo Economic Development Agency, an agency of the Limpopo Provincial Government, Republic of South Africa. The Limpopo Economic Development Agency holds a non-controlling interest in the company that holds the Mphahlele mining right. The loan was to fund exploration costs of the Mphahlele project. The first draw on the loan was made on February 28, 2007 and the last one on April 3, 2009. This long-term loan bears interest at the South African prime overdraft rate until otherwise agreed by the parties. As of December 31, 2020 R22,2 million capital and R56.2 million interest was outstanding in respect of the loan. The loan is to be repaid from the proceeds generated by the Mphahlele project in Tameng Mining and Exploration Proprietary Limited, a subsidiary of Mahube Mining Proprietary Limited, once the project is developed and on stream producing positive cashflows.

The following is a description of our material indebtedness as of December 31, 2020:
Investec Revolving Commodity Facility Agreement
On March 31, 2017, SPM and PPM entered into an amended and restated revolving commodity facility agreement with Investec, pursuant to which, inter alia, Investec made available a renewable 364-day revolving commodity financing facility in an aggregate amount not exceeding ZAR400 million, which facility shall remain available until the date on which PPM ceases to be entitled to deliver the concentrate to Impala in terms of the Impala Offtake Agreement. On April 1, 2021, the aggregate amount available under this facility was increased to ZAR 900 million. In terms of the Investec Revolving Commodity Facility Agreement, Investec will finance up to 89.3% of the expected quantity of 6Es and base metals (nickel and copper) derived from the concentrate and which is delivered by PPM to Impala, although the Investec Revolving Credit facility has been utilized to finance up to 91% of the 4E deliveries in recent years.
PPM is entitled to draw down on the facility provided that, certain conditions contemplated in the Investec Revolving Commodity Facility Agreement are met and interest on each advance is based on JIBAR plus a margin. In consideration for this facility, PPM has ceded: (1) all of its rights, title and interest in and to all payments rights under the Impala Offtake Agreement; and (2) all proceeds due to PPM arising from any hedging agreements entered into by PPM with Investec in respect of the forward price of the expected quantity of 6Es and base metals to be processed by Impala in respect, of such advance. In addition, the Company guaranteed PPM’s obligations under the Investec Revolving Commodity Facility Agreement. As of December 31, 2020, the outstanding balance under the Investec Revolving Commodity Facility Agreement was US$5.2 million.
IDC Loan
On February 13, 2018, we entered into a loan agreement with the IDC for ZAR500 million (“IDC Loan”). The IDC Loan was secured by liens over certain mineral properties and rights, plant and equipment and moveable assets of PPM. The proceeds from the IDC Loan were utilized to sustain mining operations. This IDC Loan bore interest at the South African prime overdraft rate plus 3.5% accrued on a monthly basis. Repayment of capitalized interest was scheduled to be made in monthly installments which started March 23, 2020. Outstanding capital was scheduled to be repaid in twelve quarterly installments of ZAR 41,666,667 which commenced on September 1, 2020. On June 1, 2021, we prepaid the outstanding principal balance and accrued interest on the IDC Loan. We also released the collateral securing the IDC Loan.
Post-balance sheet developments
Prepayment of IDC Loan
On June 1, 2021, we repaid the outstanding principal balance and accrued interest on the IDC Loan and have completed the release of the secured collateral. For more information, see “—Indebtedness — IDC Loan.”
Liquidity risk
Our consolidated liquidity position is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost-effective manner. Our management continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position. We invest excess funds in deposit structures and accounts and fixed income funds.
The contractual undiscounted cash flow maturity analysis of payables as of December 31, 2020 was as follows:
	As of December 31, 2020
	Less than 6 months	Between 6-12 months	Greater than 12 months	Total
	(in US$ thousands)
Long-term borrowings(1)	—	—	30,758	30,758
Short-term borrowings	3,602	10,806	—	14,408
Trade payables and accrued liabilities	26,134	—	—	26,134
Investec Revolving Commodity Facility	5,211	—	—	5,211
Total financial liabilities	34,947	10,806	30,758	76,511

(1)
Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2020, and expected payment dates.

Capital expenditures
In 2020 and 2019, our capital expenditures totaled US$10 million and US$9 million, respectively. Our capital expenditures primarily relate to sustaining capital spend to maintain our plant operations and funds invested in the growth plans for the current operations through the preparation of bankable feasibility studies.

We expect to increase our capital expenditures to support the growth in our business and operations in South Africa, including the development of our Triple Crown Properties, the Mphahlele Project and the Kell Processing Plant.
The Technical Report Summaries estimate the capital cost for the P-S-M Project, the Mphahlele Project and the Kruidfontein Project to be R15.2 billion (approximately US$938.9 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021), R11.1 billion (approximately US$685.6 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021) and R18.9 billion (approximately US$1.2 billion, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021), respectively.
Development expenditures for the Kell Processing Plant of approximately R2.0 billion (approximately US$123.5 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021) are not included in the Technical Report Summaries and represent incremental expenditures. Our funding requirement for the Kell Processing Plant is expected to be met with cash from our balance sheet or debt facilities. We plan to make capital investments on behalf of our Kelltech joint-venture partner, Lifezone, in order to fund the development of the Kell Processing Plant. In return we will receive any cash distributions associated with Lifezone’s share of dividends and royalties from Kelltech until our initial capital investment plus accrued interest has been returned.
For additional detail about estimated capital costs of our expansion projects, see “Description of Projects.”
We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering.
Contractual obligations
The following summarizes our contractual obligations as of December 31, 2020, excluding our indebtedness, which is described above under “—Liquidity and Capital Resources”:
	Payments Due By Period
	Less than 1 year	1-3 years	More than 3 years	Total
	(in US$ thousands)
Mining costs(1)	15,464	—	—	15,464
Open purchase orders	6,210	—	—	6,210
Total	21,674	—	—	21,674

(1)
Committed mining expenses include the estimated cost that will be incurred by the main mining contractors to carry out the opencast mining operations for the required notice period, should the contract with the main mining contractor be cancelled.

Critical accounting estimates and judgments
The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies and reported amounts of assets, liabilities, revenue, and expenses. Actual results may diverge from these estimates, and estimates and assumptions are reviewed continuously. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The primary areas in which estimates and judgements are applied are as follows:
Joint arrangements
The Company has applied IFRS 11 — Joint Arrangements to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The economic substance of the arrangement arising from the contractual terms agreed between the parties and other facts and circumstances plays a key role in determining the classification of a joint arrangement.
Kelltech Limited (“Kelltech) is the Company’s primary joint arrangement, for which management has applied judgment in determining it should be accounted for as a joint venture under IFRS 11. Kelltech holds exclusive rights to use and sub-license certain technology for the processing of PGMs within the South African Development Community Region. The other 50% interest in Kelltech is held by Lifezone Limited, the developer and exclusive owner of the technology. Under the joint arrangement, any plant that is developed using the technology will be used by the Company to process its concentrate (which it has committed to provide) as well as the concentrate from other third-party mining operations. Kelltech’s current activities are in the research and development phase relating to the use of this technology including the design and commissioning of an integrated processing plant. The Company has begun to advance a loan to Kelltech to fund feasibility studies, test work and other development costs. The joint arrangement with Kelltech is structured through a separate vehicle, and the right to use the technology belongs to Kelltech and the creditors of Kelltech would not have recourse to the joint venture parties. Joint ventures are accounted for using the equity method.
Impairment of non-current assets
Management uses the guidance in IAS 36 — Impairment of assets when assessing whether indicators for impairment exist for mining assets, intangible assets, and property, plant and equipment. Management applies judgment in considering whether there is an impairment indicator by taking into consideration the following: operating loss results for operations, the availability of capital funds for maintenance, the volatility in the ZAR: USD exchange rate and the changes in metal price forecasts.
Management estimates and uses certain key assumptions in calculating the recoverable amount under the value in use model. This model relies on discounted cash flows, which uses key assumptions comprising both current and future PGM prices, ZAR:USD exchange rates, forecasted costs, and a discount rate which is based on ZAR:USD exchange rates, and inflation, which is based on the most recent information available in the market. On a periodic basis management updates life of mine (“LoM”) plans to consider ways to optimize the value of projects over their lives which can impact the key assumptions noted above. No sensitivity analysis was performed as management concluded that there are no indicators for impairment.
Inventory
Metal inventory is held in a wide variety of forms across the value chain reflecting the stage of refinement. Prior to production as final metal, the inventory is always contained within a carrier material. As such, inventory is typically sampled and assays taken to determine the metal content and how this is split by metal. Measurement and sampling accuracy can vary quite significantly depending on the nature of the vessels and the state of the material. Management’s judgement is applied to determine as accurately as possible at which stage of completion work in progress inventory is at each reporting date, and estimates which costs should be included for valuation at the specific stage of completion.
Decommissioning and rehabilitation provision
We assess our mine rehabilitation provision annually in accordance with the requirements of National Environmental Management Act, No. 107 of 1998, as amended. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent of the decommissioning required, and costs of rehabilitation activities, impact of technological changes, future regulatory changes, cost increases, and changes in discount rates. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision. Management exercises judgement in determining the remaining LoM at the date of reporting based on assumptions such as estimated future market prices for PGM’s, the ZAR:USD exchange rate and choosing an appropriate discount rate. The provision represents management’s best estimate of the present value of the rehabilitation costs anticipated to be incurred at the end of the mine’s life.

Mineral Reserves and Mineral Resources
The estimation of Mineral Reserves impacts the depreciation of certain categories of property, plant and equipment (deferred stripping costs, decommissioning assets and producing mines), the recoverable amount of mining assets and property, plant and equipment and the timing of rehabilitation expenditure. The Mineral Reserves and Mineral Resources statement is prepared by an independent expert that complies with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code, 2016 Edition).
Factors impacting the determination of Proved Mineral Reserves and Probable Mineral Reserves are:
•
variance in the grade of mineral reserves (ie differences between actual grades mined and grades modelled);

•
differences between actual commodity prices and commodity price assumptions;

•
unforeseen operational issues at mine sites; and

•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Expectations regarding future profitability would impact the decision to continue mining and consequently, the continued classification as proved and probable mineral reserves. These key estimates and judgments impact the Company’s determination of its proved and probable mineral reserves, and are reassessed and adjusted accordingly.
Carrying value of property, plant and equipment
Management has elected to depreciate deferred stripping, decommissioning assets, and producing mines using the ore tonnes mined as the units of production (“UOP”) methodology and plant and equipment using the ore tonnes processed UOP methodology. Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on Proved and Probable Mineral Reserves.
The calculation of the UOP rate of depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on Proved and Probable Mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. Management uses judgment in revisions of the LoM of its operations by evaluating reputable forecasts of PGM market prices, the ZAR:USD exchange rate and in turn consults specialist consultants to assist with future mine planning which may impact the carrying value or rate of depreciation and amortization of property, plant and equipment.
Changes in Proved and Probable Mineral Reserves will impact the useful lives of the assets depreciated on the UOP method. For purposes of calculating depreciation, the following life-of-mine applies: West Pit 8 years (2019: 4 years) and East Pit 10 years (2019: 10 years).
The Group reviews and tests the carrying value of long-lived assets annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values.
Deferred tax asset recognition
Management uses the guidance in IAS 12 — Income Taxes when assessing whether a deferred tax asset shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Management estimates future taxable income using assumptions such as production volume, PGM prices, ZAR:USD exchange rates, and inflation are based on the most recent information available from technical work undertaken and in the market. In fiscal 2020 management estimated that it is probable that foreseeable taxable profits will be available to be utilized against the temporary differences and henceforth, has recognized the full amount of its deferred tax assets, including amounts not previously recognized.

Changes in accounting policy and disclosure
New and amended standards adopted
We have applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:
•
Definition of Material — amendments to IAS 1 and IAS 8;

•
Definition of a Business — amendments to IFRS 3;

•
Interest Rate Benchmark Reform — amendments to IFRS 9, IAS 39 and IFRS 7;

•
Revised Conceptual Framework for Financial Reporting; and

•
Proceeds before Intended Use — Amendments to IAS 16.

The amendments listed above did not have any impact on the amounts recognized in the current period and are not expected to affect future periods significantly.
Standards, interpretations and amendments that are available for early adoption
As of the date of this prospectus, we have not adopted on an early basis certain new standards, interpretations, and amendments to standards effective for annual periods beginning after January 1, 2021, including Amendments to IAS 1- Presentation of Financial Statements, IFRS 17 — Insurance Contracts and IAS 16 Property, Plant and Equipment. We currently do not anticipate that the adoption of these standards and amendments will have a significant impact on our financial statements. For more information about these new standards, interpretations, and amendments, see note 3 to our audited annual consolidated financial statements included elsewhere in this prospectus.
JOBS Act
We are an emerging growth company under the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is permitted or required by the IASB.
Off-balance sheet arrangements
As of December 31, 2020, we had US$32 million in guarantees to the DMRE and Eskom, of which US$18 million is funded.
Quantitative and qualitative disclosures about market risk
We are exposed to credit risk and market risk in the ordinary course of our business. Credit risk represents risk that we will suffer a financial loss due to the other party of a financial instrument not discharging its obligation. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk is primarily a result of fluctuations in foreign currency exchange rates, commodity prices and interest rates.
Our board of directors has the overall responsibility for the establishment and oversight of our risk management framework. Our executive officers are responsible for developing and monitoring our risk management policies. Our executive officers regularly report to our board of directors on their activities. From time to time, we use derivative financial instruments to hedge certain identified risk exposures, as deemed necessary by our executive officers. We do not acquire, hold or issue derivative instruments for trading purposes.
For more information about our financial risks, including our risk management policies, see note 25.3 to our audited annual consolidated financial statements included elsewhere in this prospectus.

Credit risk
We have reduced our exposure to credit risk by dealing with a limited number of approved counterparties. We approve these counterparties according to our risk management policy and ensure that they are of good credit quality. The carrying value of the financial assets represents our combined maximum credit risk exposure.
As of December 31, 2020, there was a significant concentration of credit risk represented in restricted cash investments and guarantees, cash and cash equivalents and trade receivables balance. With respect to trade receivables, as of December 31, 2020, our primary customer, Impala, has complied with all contractual sales terms and has not at any stage defaulted on amounts due. For more information, see “Risk Factors — Risks related to our business and our industry — We rely on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate.”
In order to maximize credit protection, cash and cash equivalents are placed with a variety of good-quality financial institutions. The credit rating spread of these institutions can be summarized as follows:
	As of December 31,
	2020	2019
	(in US$ thousands)
AA+	28,343	18,916
AA	51,157	38,544
BBB+	1,440	1,799
Other	136	19
Total cash and cash equivalents and restricted cash investments and guarantees	81,076	59,278
Market risk
Foreign currency exchange risk
We operate internationally and are exposed to foreign exchange risk arising from various currency exposures. The Company’s functional currency and the functional currency of most of its subsidiaries is the South African rand.
Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency. Most of our purchases are denominated in South African rand.
However, certain long lead-capital items are denominated in U.S. dollars, British pounds, euros or Australian dollars. We hold most of our cash in South African rand. As of December 31, 2020, 5% of cash held was in U.S. dollars. The influence of the macroeconomic climate on currencies of emerging markets like South Africa is evident in the volatility of the South African rand during 2020. International commodity prices are quoted in U.S. dollars, which exposes our revenue cash flows to foreign exchange variances.
The following significant exchange rates were applied as of and during the periods indicated:
	Average rate 2020	Average rate 2019	Spot rate as of December 31, 2020	Spot rate as of December 31, 2019
USD 1 = ZAR	16.47	14.45	14.62	14.12
The following table summarizes the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African rand to the U.S. dollar, with all other variables held constant. The U.S. dollar-denominated instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding two-year period.

	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Impact on statement of profit or loss (pre-tax)
USD/ZAR increase by 20% (2019: 30%)	556	25
USD/ZAR decrease by 20% (2019: 20%)	(1,429)	(27)
Commodity price risk
Commodity price risk arises from the effect on current and future earnings due to fluctuations in commodity prices, in particular the price of PGMs. Most of these prices are determined in U.S. dollars and are internationally determined in the open market. We regularly measure exposure to commodity price risk by stress-testing our forecast financial position to changes in PGM prices. We review our exposure with reference to the 4E basket price. We do not actively hedge future commodity prices against price fluctuations. The Pilanesberg Platinum Mine operation recognizes revenue at the month-end, during which delivery of concentrate has occurred at the month’s average commodity price for the contained metal.
Revenue is recognized at the average commodity price for the month on the date of sale and adjusted at each month end to the latest commodity price until revenue quantities are agreed with the customer (usually 3 to 5 months).
We have entered into the Investec Revolving Commodity Facility Agreement, whereby Investec finances up to 89.3% of the expected quantity of 6Es and base metals derived from the concentrate and which is delivered by PPM to Impala. The respective commodity prices and exchange rates are determined on each drawdown date and denominated in South African rand. This facility is repaid within two to four months. On settlement date, the drawdown is revalued using average commodity prices and exchange rates for the calendar month before settlement date. These fair value adjustments amounted to a loss of US$0.2 million (2019: US$3.4 million).
The following 4E basket prices were applied during the year:
	Average for the Year Ended December 31,
	2020	2019
	(in US$ thousands)
4E basket price USD	2,031	1,300
USD 1 = ZAR	16.47	14.45
4E basket price ZAR	33,143	18,775
In addition to the Investec Revolving Commodity Facility Agreement, trade receivables of US$132.2 million (2019: US$63.1 million) are exposed to movements in commodity prices. Fair value adjustments on trade receivables are recognized in revenue, as commonly practiced in the metals industry.
The following table summarizes the sensitivity of financial instruments held at reporting date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Impact on statement of profit or loss (pre-tax)
Increase by 10% in 4E basket price	12,846	6,766
Decrease by 20% in 4E basket price	(37,969)	(13,531)

Interest rate risk
Interest rate risk is the risk that our financial position will be adversely affected by movements in interest rates. Our main interest rate risk arises from short and long-term loans. Restricted cash investments and guarantees and cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities are non-interest bearing.
We currently do not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimizing our funding structure. Restricted cash investments and guarantees as well as cash and cash equivalents are exposed to movements in USD and ZAR cash deposit rates.
The following table summarizes the sensitivity of the financial instruments held at reporting date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates.
	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Impact on statement of profit or loss (pre-tax)
Increase of 1% in prime overdraft rate	(164)	(266)
Decrease of 0.5% in prime overdraft rate	82	133
The impact is calculated on the net financial instruments exposed to variable interest rates as at reporting date and does not consider any repayments of long or short-term borrowings.

INDUSTRY OVERVIEW
Overview
PGMs are a family of six transitional metal elements that, structurally and chemically, are very similar. They are: platinum, palladium, rhodium, iridium, ruthenium and osmium. PGMs possess unique properties, such as their inertness, excellent corrosion and oxidation-resistance, biocompatibility, high melting temperature, good conductivity and strong catalytic properties.
The three major PGMs — platinum, palladium and rhodium — currently have four primary end uses: (1) automotive, in particular emissions treatment catalysts (“autocatalysts”); (2) jewelry; (3) general industrial uses; and (4) the hydrogen economy. Demand for rhodium and palladium is dominated by autocatalysts, while demand for platinum stems from more diverse consumer sectors, given its usage in jewelry and use as an investment vehicle. CRU forecasts that while the hydrogen economy has a limited impact on the demand for PGMs as of 2021, it will have a significant impact over the longer term.
Supply of PGMs is concentrated among a small number of countries. CRU estimates that in 2020, South Africa supplied 51% of mined PGMs, followed by Russia supplying 27%, with the remaining 22% supplied from Zimbabwe, Canada, USA and other countries. Global PGM mineral reserves are even more concentrated with South Africa hosting approximately 91% of the world’s PGM-bearing ore, while Russia and Zimbabwe host 6% and 2%, respectively.
PGMs are co-mined with each other and with metals such as nickel, copper and chrome, and so supply decisions do not necessarily reflect market fundamentals for a specific metal. According to CRU this results in an inelastic supply response to pricing, which CRU refers to as the basket problem. This basket problem can be seen most prominently in an inability for suppliers to increase rhodium production in response to historically high prices.
Prices of PGMs have shown significant volatility in recent years due to impacts to supply and demand from COVID-19 as well as specific impacts on individual PGMs. The following table provides a high level view of recent pricing of the key PGMs including annual lows, highs and annual averages.
	2019			2020			YTD 2021(1)
	High	Low	Average	High	Low	Average	High	Low	Average
(US$/ounce)
Platinum	977	782	863	1,068	593	878	1,294	931	1,119
Palladium	1,971	1,267	1,538	2,781	1,557	2,194	3,000	1,897	2,546
Rhodium	6,150	2,460	3,902	16,800	1,450	11,141	29,800	11,250	22,045

Sources: London Metal Exchange, Johnson Matthey.
(1)
Through September 30, 2021.

Demand for the major PGMs: platinum, palladium and rhodium
The automotive sector, and in particular autocatalysts, dominate demand for rhodium and palladium. Platinum sees much more diverse consumer sectors, given its usage in jewelry and as an investment vehicle. According to CRU, as of 2021 autocatalysts comprise approximately 28% of the demand for platinum, 76% of the demand for palladium, and 91% of the demand for rhodium.

	Platinum (Moz)			Palladium (Moz)			Rhodium (Moz)
	2020	2025	2030	2020	2025	2030	2020	2025	2030
Autocatalyst demand	2,224	3,120	4,655	8,497	11,265	11,185	925	1,325	1,580
Hydrogen demand	64	152	636	0	0	0	0	0	0
Jewelry demand	1,137	1,426	1,497	84	85	72	0	0	0
Other demand	5,497	6,011	6,404	2,970	3,175	3,230	80	86	62
Total demand	8,922	10,709	13,193	11,551	14,525	14,487	1,005	1,411	1,642
Annual growth	2020 – 2030 CAGR: 4.0%			2020 – 2030 CAGR: 2.3%			2020 – 2030 CAGR: 5.0%

Source: CRU Report.
Autocatalysts are filtration devices that transform harmful emissions from an engine’s combustion of gasoline or diesel, including carbon monoxide (“CO”), hydrocarbons (“HC”), nitrogen oxides (“Nox”) and particulate matter (“PM”) into less harmful substances such CO2, nitrogen and water. As of 2021, the predominant engine combustion technologies are fueled either by gasoline or diesel (or a derivative of either). Different autocatalysts are used depending on the fuels using in the engine, but internal combustion engines, hybrids and plug-in hybrids generally use autocatalysts made from a combination of PGMs. In general, gasoline catalysts are palladium rich, while diesel catalysts are platinum rich. Rhodium is particularly good at managing Nox emissions.
In recent years, emissions legislation standards in major autos markets have tightened for CO, HC, Nox and PM mass and number limits. Examples of such regulations include China 6, Euro 6 and North American Heavy Duty Vehicle Greenhouse Gas Emissions Phase 1 regulations. The following tables provide an overview of the historical progression of emissions regulations in key consuming markets and CRU’s view of the timing of future adoptions.
Light Duty Vehicles (“LDV”) Legislative Overview

Source: CRU Report.
Heavy Duty Vehicles (“HDV”) On-Road Legislative Overview

Source: CRU Report.

In addition to the tightening of emissions legislation, testing processes are more rigorous. As such not only have theoretical standards changed, but vehicles true emissions are now more accurately measured. In September 2015, it was discovered that certain auto OEMs had violated the Clean Air Act by equipping over 590,000 diesel vehicles with “defeat devices” that were able to determine when an emission test was being undertaken and switch the vehicle into a mode that reduced emissions to pass the test and effectively circumvent U.S. federal emissions tests. In response, testing procedures and requirements have evolved to better track the emissions generated by new vehicles. The most notable evolution is shift from lab based emissions testing under controlled conditions to real driving emissions (“RDE”) testing. According to CRU, these more rigorous tests generate higher emissions, meaning higher PGM loadings must be employed to meet even the same headline emissions standards.
Real Driving Emissions Testing Standards
	Temperature	Distance	Time	Speed	Elevation
NEDC (EU)	20-30°C	11km	20 mins	Max 120 km/h	0m
WLTP (global)	20-30˚X	23κµ	30 µινσ	Max 131 km/h	0m
RDE (EU/China)	-7˚X -35˚X	90km	90-120 mins	Max 160 km/h	0-1300m

Source: CRU Report.
Historically, any tightening of emissions legislation and more rigorous testing has led to automotive original equipment manufacturers (“OEMs”) raising PGM loadings in autocatalysts in order to maintain regulatory compliance. According to CRU, this phase of load increases is usually followed by a period of modest thrifting where OEMs seek to reduce the cost of catalysts until the next batch of legislation is introduced leading to a further increase in PGM loadings. According to CRU platinum ounces per catalyst from 2020 to 2030 is expected to increase 53% and 32% in North America and Western Europe respectively.
The following charts show the phased increases in PGM ounces per catalyst to meet increasingly stricter emissions regulations in North America and Western Europe.
PGM ounces per Catalyst & Emissions Legislation — North America

Source: CRU Report.

PGM ounces per Catalyst & Emissions Legislation — Western Europe

Source: CRU Report.
PGM ounces per Catalyst & Emissions Legislation — China

Source: CRU Report.
The expected increased adoption of battery electric vehicles (“BEVs”) means that autocatalysts will be used on a declining share of vehicles. Yet despite a rapidly rising BEV share of total vehicles sold, CRU expects internal combustion engine (“ICE”) cars gasoline and diesel vehicles to maintain a significant share of total automotive demand. The pace of change is slow; and hybrids represent a gradual bridging technology that still uses autocatalysts, which according to CRU require a higher PGM loading to accommodate more cold starts. ICEs will consequently decrease but still be ubiquitous in the coming decade and as such require after treatment installations containing PGMs. CRU expects that the percentage of all automotive vehicles sold that incorporate autocatalysts into their emission control systems will fall from 97% in 2020, to 79% in 2030 and 58% by 2040.
The following table provides an overview of automotive sales (including light duty vehicles (“LDVs”), heavy duty vehicles (“HDVs”) and buses), market share by powertrain and average annual growth rates.

Automotive Sales Forecast by Powertrain
	Share of Automotive Sales Requiring Autocatalysts	Automotive Sales (Millions)		Market Share		CAGR
		2020	2030	2020	2030	2020 – 2030
ICE Petrol	100%	61	53	75%	50%	-1.4%
ICE Diesel	100%	14	14	17%	13%	-0.1%
HEV	Approximately 95%	3	12	4%	11%	13.8%
PHEV	Approximately 95%	1	6	1%	5%	17.6%
BEV	0%	2	22	3%	21%	24.9%
FCEV	0%	0	0	0%	0%	15.8%
PFCEV	0%	0	0	0%	0%	33.9%
Autocatalyst Usage		97%	79%

Source: CRU Report.
Due to the varying price profiles, emissions legislations and powertrain choices, the dynamics between the three main PGMs in autocatalysts uses will change and contribute to substitution trends between platinum, palladium and rhodium. In autocatalysts, platinum and palladium can be substituted for one another in near 1:1 ratios according to CRU, but substitutions for rhodium are more challenging since rhodium remains the only PGM metal capable of curbing Nox emissions.
Palladium is most easily substituted with platinum in the cooler portions of the autocatalyst system, which according to CRU make up one quarter of the PGMs in an average exhaust system, typically the underfloor catalysts which include the resonator and muffler sections. Platinum is a less effective substitute in the higher temperature sections of the autocatalyst system such as the close-coupled catalyst in the exhaust manifold, which according to CRU represents three quarters of the total PGM usage in an average exhaust system.
Illustrative PGM weighting across the autocatalyst after treatment process

Source: CRU Report
In recent years as a result of Dieselgate, there has been a shift away from diesel back to gasoline ICEs, leading to increased demand for palladium compared to platinum given its relative effectiveness in gasoline ICEs. As a result, industry participants have sought to develop new catalysts that better balance demand with sources of supply of these metals. One such initiative is a collaboration between BASF, Implats and Sibanye to develop a Tri-Metals Catalyst in gasoline vehicles which would introduce platinum to the current palladium and rhodium dominated catalysts, an effort to substitute a portion of existing rhodium loadings with palladium and a portion of existing palladium loadings with platinum.

The Tri-Metal catalysts face a number of challenges in the face of strict emission standards and RDE testing that according to CRU have to date resulted in limited market adoption, these are:
•
inferior CO & Nox light-off: a catalyst’s light-off is the minimum temperature required to initiate catalytic reactions; and so by having a higher temperature requirement in the new Tri-Metal Catalyst, they are less capable of removing emissions from cold-starts;

•
poorer high-speed Nox conversion: higher engine speeds provide greater air flow, and so less time for the emissions catalysis to take place; by varying the quantities of Pt:Pd:Rh in the catalyst, engineers can increase (or in this case, reduce) the speed and efficiency of certain reactions; and

•
lower durability: by operating in high temperature environments with strong air flow, autocatalysts gradually have their PGMs stripped away from the substrate and lost out of the exhaust, reducing the catalyst’s ongoing efficacy

A key impact to PGM demand from autocatalysts in 2021 has been the unexpected shortage of integrated circuits, commonly referred to as semiconductors for use in automotive OEMs. According to CRU the lack of supply has primarily been driven by a faster than expected recovery in products utilizing semiconductors such as electronics that experienced strong demand from an accelerated work from home trend and growth in the internet of things, at a time when supply was curtailed due to COVID-19 production shutdowns and impacts to transportation elements of the global supply chain, particularly shipping container availability and shipping times. CRU expects the impacts of the semiconductor shortage is limited to 2021 and early 2022 and is not likely to have a material impact on the long term outlook for PGMs.
•
From the vantage point of Q4 2021, new chip wafer fabrication capacity is slowly being added to the global pool, and the new wafers are steadily progressing through back-end processes such as packaging and testing; at the same time, demand for electronic devices has tailed off following a lifting of lockdown restrictions across much of the world. Together, these factors imply that the automotive sector is likely at — or not far from — the peak of the chip-crisis.

•
Some OEMs have managed tangential supply chains by building the entire vehicle except for the missing chips: this costs working capital, but allows for quicker vehicle completion and sales once shipments of chips are delivered. Other OEMs have sold vehicles without non-essential chips, offering their customers a retrofit of these appliances at a later date. Nevertheless, the timing of sales has been adversely affected, and this has had an upstream impact on PGM prices in the short term. However, consumer demand has been steady, with long queues forming for popular models, leading us to believe that sales will undergo a catch-up period once the chip shortage is resolved, which could make 2022 a good year for PGM prices, as these return to pre-crisis trends

Aggregate PGM demand in autocatalysts is expected by CRU to drive aggregate annual growth of 2.3% per annum from 2019 to 2030 and 4.1% per annum from 2020 to 2030 for platinum, palladium and rhodium. PGM demand in 2020 was adversely impacted by COVID-19 relative to 2019, but CRU expects a strong recovery of demand in 2021 and a reversion to the long term growth trends. All three main PGMs are expected to see a growth in demand, however due to the demand factors outlined above, CRU expects platinum’s lower cost to see greater relative demand growth driven by substitution from palladium use in gasoline vehicles. CRU expects continued strong growth in rhodium usage based on its lack of substitutability in key uses (i.e. Nox catalysis).
The following charts shows CRU’s expected annual growth in global PGM demand in autocatalysts as well as the PGM demand split in autocatalysts.

Global PGM demand in autocatalysts
	2019 demand (koz)	2020 demand (koz)	2030 demand (koz)	CAGR 2019-2030	CAGR 2020-2030
Platinum	2,858	2,224	4,655	4.5%	7.7%
Palladium	9,672	8,497	11,185	1.3%	2.8%
Rhodium	1,023	925	1,580	4.0%	5.5%
Total	13,553	11,646	17,420	2.3%	4.1%

Source: CRU Report.

Source: CRU Report.
Non-automotive PGM demand drivers — platinum
Non-automotive demand for platinum comprises approximately 72% of total PGM demand according to CRU. Key industrial uses include jewelry, glass, chemical, petroleum refining, hard discs and other industries. The following table summarizes CRU’s view of the key trends in each of these uses of platinum.
Industrial Use	Platinum Favorable Characteristic and Key Trends
Jewelry	• Strength and resistance to tarnish. • Largest market China driven by fabrication industry. • Demand driven by economic spending and preference vs. gold.

Industrial Use	Platinum Favorable Characteristic and Key Trends
Glass
•
Widely used in the production of display glass with rhodium owing to its high temperature tolerance and inert nature.

•
Fiberglass is widely used in automotive, due to its light weight and high strength, insulation in the construction industry and as components for photovoltaic (solar) panels and wind turbines.

Chemical	• Steady source of demand from growth in production of paraxylene, nitric acid, ‘active pharmaceutical ingredients’ and silicones.
Petroleum Refining	• Utilized in ‘reforming’ and ‘isomerization’, which create the higher octane components for gasoline
Hard Discs
•
Commonly used to provide thermal stability and to enhance data storage capability in hard disk drives.

•
Platinum and minor PGM ruthenium have enabled hard disk manufacturers to produce massive leaps forward in storage density.

•
Solid state drives use interconnected flash memory chips and therefore do not utilize platinum.

Other Industries
•
Used in a wide array of other, niche applications.

•
Healthcare devices such as surgical instruments, hearing devices, cardiac rhythm management, knee and hip implants, spinal fixation instruments and stents are an emerging source of demand that may all use platinum metal or compounds.

Source: CRU Report.
Non-automotive PGM demand drivers — palladium
Non-automotive demand for palladium comprises approximately 24% of total PGM demand according to CRU. Key industrial uses include electronics, chemical and dental. The following table summarizes CRU’s view of the key trends in each of these uses of palladium.
Industrial Use	Palladium Favorable Characteristic and Key Trends
Electronics
•
Wide usage in multi-layer ceramic capacitors, widely utilized in consumer electronics including computers, digital televisions, automotive vehicles and smartphones.

•
5G enabled products use higher volumes of these capacitors, as do automotive electronics and electrification.

Chemical
•
Used in the production of vinyl acetate monomer, purified terephthalic acid, hydrogen peroxide, catchment gauzes in nitric acid synthesis, and for removal of acetylene during the production of methyl ethylene glycol from coal.

•
Palladium salts are also used for electro plating purposes.

Dental	• Used to be particularly prominent in Japan, also stimulated with subsidies. • However, this has been in decline for years due to substitution from more esthetically pleasing ceramic materials.

Source: CRU Report.

The hydrogen value chain as a source of PGM demand
The hydrogen value chain comprises the production of hydrogen using electrolysers, distribution & storage and thirdly utilization. Platinum is used in all three phases, while palladium as well as minor PGMs iridium and ruthenium complement in different combinations depending on the phase as follows:
•
Production: The electrolysis process requires iridium and platinum

•
Distribution & Storage: Platinum, palladium and ruthenium form highly active catalysts for (de)hydrogenation, which operate at lower temperatures and the low pressures of the hydrogen

•
Consumption: Further downstream, fuel cells employ platinum and ruthenium to catalyze the reaction of hydrogen to water

The following graphic provides a visual representation of the hydrogen value chain and the PGMs used in each respective phase.
Overview of the Hydrogen Economy Value Chain

Source: CRU Report.
Hydrogen production has been classified into four categories, each distinguished through a color coding system to reflect the source of electricity used in the electrolysis process. According to CRU, the different color codings in hydrogen production keep track of the various ways in which it is produced, and the associated costs and can be summarized as follows:
•
“Grey” Hydrogen:   Fuel based production consisting of either natural gas, coal or biomass with or without carbon capture and storage (“CCS”). The fuel based system employs steam reforming or gasification techniques to separate the hydrogen out, with resultant other gases and pollutants such as CO2. In cases where no CCS is utilized, this technique is typically described as grey.

•
“Blue” Hydrogen:   Blue hydrogen is a term describing the same production techniques used in grey hydrogen, but refers specifically to cases where CCS is applied in the steam reforming or gasification process.

•
“Green” Hydrogen:   Green hydrogen is produced using an electricity system that relies on either renewables or nuclear power generation. The most well-known and widely discussed electricity system is electrolysis, which splits water into oxygen and H2, with no waste product other than heat. When generated from renewables, this is considered a clean, sustainable and green method of hydrogen generation; in cases where the energy is generated from nuclear, its sometimes referred to as “red” hydrogen.
CRU expects that growth in hydrogen production will be primarily grey until replaced by committed and funded blue and green projects. . According to CRU there is going to be more than 20,000 terawatt hours of hydrogen production by 2050, of which roughly half will be green. Today there is roughly 2,500 terawatt hours of hydrogen production, which is primarily grey.
Fortescue Metals Group Limited founder, Mr. Andrew Forrest launched a new green hydrogen initiative called GH2 on September 23, 2021, in a push to speed up development of the clean fuel to help curb global warming. GH2’s goal is to ensure that by 2050 a quarter of the world’s energy comes from green hydrogen.
In furtherance of this initiative Fortescue Metals Group Limited, through its subsidiary Fortescue Future Industries, has stated that it aims to produce 15 million tonnes a year of green hydrogen by 2030.
Hydrogen consumption continues to evolve and to date has been utilized in a diverse range of applications. According to CRU, hydrogen is expected to find its end use primarily in transportation end markets. While Fuel Cell Electric Vehicles (“FCEVs”) are widely quoted as a competitor or alternative to BEVs in transportation, CRU believes FCEVs likely hold more merits in HDVs and buses, where vehicles regularly can return to a central hub or follow established routes that has the necessary infrastructure to refuel FCEVs. As a result, the PGM loading per vehicle is expected to be relatively high given the disproportionate weighting towards larger vehicles. Fuel cells have already begun to make a mark on the transportation sector, led by advocates such as Toyota, Hyundai and Honda, and the limitations of its efficiency, costs, ease of use, roll out of infrastructure, and other factors are all being actively investigated.
CRU also anticipates hydrogen will likely be used in industry, such as in steel or cement making, to reduce their carbon footprint. It is also investigated as a fuel source in power turbines, and as a blend with natural gas for heating and cooking purposes.
The following chart presents CRUs view of annual shipments of PGM containing fuel cells based on megawatts by end market through 2030. CRU forecasts an increase from 2,200 MW in 2020 to 27,300 in 2030, a 1,141% increase or growth rate of 28.6% per annum.
Annual Shipments of PGM Containing Fuel Cells by End Market
(MW of Capacity)

Source: CRU Report.
In order to support the demand for hydrogen fuel cells, primarily from transportation applications, CRU forecasts 100GW of installed electrolysis capacity by 2030 with 40GW in Europe, 30GW in China and 30GW in other regions. This amount of electrolysis capacity is expected to require approximately 684 koz per annum of platinum by 2030. When combined with demand from fuel cells, CRU forecasts total platinum demand of approximately 1.3 Moz by 2030 from the hydrogen economy. This represents an annual growth rate of 85% per annum from 2019 through 2030. The following charts show CRU’s expected growth in installed electrolysis capacity by region and the growth in platinum demand from fuel cell and electrolysers.
Announced Capacity by Region
(Gigawatts of Accumulated Capacity)

Source: CRU Report.
Platinum Demand from Fuel Cells & Electrolysers
(kozpa)

Source: CRU Report.
Summary demand outlook for the major PGMs
In summary, continued demand growth is forecast for the major PGMs, but at different rates and subject to demand substitution in the medium term and potential strong sources of growth later in this decade. The following charts shows CRU’s demand expectations for each of platinum, palladium and rhodium.
Platinum:   Diverse end-use profile with strong tailwinds from palladium to platinum substitution and new sources of long-term demand from the rapidly growing hydrogen economy.

Total Platinum Demand by End-Use
(kozpa)

Source: CRU Report.
Palladium:   Primarily dependent on autocatalyst demand, which is expected to see growth 4.7% annual growth from 2020 to 2025 before flattening out due to platinum substitution and higher BEV penetration in new automotive sales.
Total Palladium Demand by End-Use
(kozpa)

Source: CRU Report.
Rhodium:   Demand is concentrated in autocatalysts, however it cannot readily be substituted with other PGMs because of its unique ability to address Nox emissions in ICEs and is therefore expected to continue to benefit from anticipated tightening of emissions legislation.

Total Rhodium Demand by End-Use
(kozpa)

Source: CRU Report.
Supply for the major PGMs: platinum, palladium and rhodium
The supply of PGMs is comprised of mined material and recycled material. For the year ended December 31, 2020, CRU estimates that total supply of 22,370 Moz, mined supply contributed 12,895 Moz or 57.6%, with the remaining 9,475 Moz or 42.4% supplied through recycling. CRU expects that by 2030, total PGM supply will be 31,526 Moz, reflecting an annual growth rate of 3.5% per year. Of this 32,526 Moz supply, CRU forecasts 58.6% will be supplied from mines, with the remaining 41.4% will come from recycled sources. The following table provides an overview of CRUs view of total supply by each of the three major PGMs (platinum, palladium, rhodium) and the implied annual growth.
	Platinum (Moz)			Palladium (Moz)			Rhodium (Moz)
	2020	2025	2030	2020	2025	2030	2020	2025	2030
Mined supply	5,471	6,949	8,632	6,705	8,155	9,507	719	832	930
Recycled supply	4,545	5,240	5,320	4,592	5,635	6,305	338	500	833
Total supply	10,016	12,189	13,952	11,297	13,790	15,812	1,057	1,332	1,762
Annual growth	2020 – 2030 CAGR: 3.4%			2020 – 2030 CAGR: 3.4%			2020 – 2030 CAGR: 5.2%

Source: CRU Report.
Mined supply of PGMs
The supply of mined production of PGMs involves two primary steps, the mining and production of a PGM concentrate, and then the further refining of this concentrate into PGM metals and associated metals including gold and base metals.
Mined supply of PGMs is concentrated among a small number of countries. CRU estimates that in 2020, South Africa supplied 51% of mined PGMs, followed by Russia supplying 27%, with the remaining 22% supplied from Zimbabwe, Canada, USA and other countries. Global PGM mineral reserves are even more concentrated with South Africa hosting approximately 91% of the world’s PGM-bearing ore, while Russia and Zimbabwe host 6% and 2%, respectively.
In South Africa, three companies account for approximately 75% of mined platinum concentrate, but approximately 90% of platinum metal production. In Russia, PGM production is concentrated and almost entirely produced by Norilsk Nickel.

South Africa supply trend — mining / concentrates
South African production of PGM’s has historically been sourced from three orebodies, commonly referred to as reefs. These three reefs are known as the Merensky Reef, the UG2 Reef, and Platreef. The latter of these has waned in importance over time and is largely depleted as of 2020. The following charts show the evolution of the share of production from the key South African ore bodies from 2000 to 2020.

Source: CRU Report, citing Heraeus and SFA Oxford.
The reefs vary in their individual PGM content, as such trends in the amount of material extracted at each reef has an impact on the trends in supply of different PGMs from South African mined supply. The Merensky reef is significantly platinum dominant (~57%) according to CRU. The ore also benefits from superior grade, and a higher saleable base metals (nickel, copper and cobalt) content. However, CRU expects that the Merensky Reef is rapidly following Platreef to depletion in most existing operations. Looking ahead, even deeper mines will be required to access the Merensky reef, resulting in development capital and higher operating costs.
The UG2 reef is still platinum dominant (44%) but to a lesser extent than ore from the Merensky reef according to CRU. While lower in platinum content, on average, the UG2 reef contains the highest proportion of rhodium a 6E PGM basis, 8% vs 4% and 3% for Merensky and Platreef respectively. UG2 also hosts a greater percentage of the minor PGMs ruthenium and iridium, representing a combined 20% versus 9% on average in the Merensky reef. The following charts compares the typical PGM and gold metal split in the UG2 reef and the Merensky reef:

Source: CRU Report, citing Heraeus and SFA Oxford.
CRU expects that the lower platinum exposure and higher exposure to rhodium, ruthenium and iridium is giving proposed (or mothballed) UG2 operations a better investment proposition in the current pricing climate. Similarly, existing deep mines that may otherwise have been facing potential life of mine decisions given a high relative cost when compared to other operations, are according to CRU more likely to continue operating while revenue contribution from the minor PGMs remains elevated.
South Africa supply trends — processing capacity
CRU estimates that PGM processing capacity in South Africa was approximately 11 Moz Pt+Pd+Rh in 2020, comprising smelters and refineries operated by four companies: Anglo American, Impala, Sibanye-Stillwater and Northam / Heraeus. The majority of this capacity is supplied from each company’s own PGM operations: in 2020 and on a platinum basis, CRU estimates that 78% of material processed in Africa was wholly- or majority-owned, versus 10% for parties in joint ventures with these four PGM majors, and just 12% of the processed material volumes arose from third party operations. CRU estimates a similar capacity to be available from existing processors in 2025. New capacity from Sedibelo’s Kell process offers incremental capacity going forward.
The following chart provides approximate PGM processing capacity in South Africa.
Approximate PGM Processing Capacity in South Africa (2020 in Moz)

Source: CRU Report.
Russian PGM mined supply
PGM production in Russia is almost entirely undertaken by Norilsk, CRU estimates in 2020 Norilsk produced more than 99% of Russian supply. Russian PGM production is significantly palladium dominant as compared to South African production. CRU estimates that the average PGM mix is 74% palladium, 18% platinum, 2% rhodium and 6% other.
Norilsk’s PGMs are mined as a secondary from the primary targets of nickel, cobalt and copper. In the current price environment, PGM’s make a larger contribution of revenue and CRU notes they are bigger driver of the investment decision in new project development. Norilsk has issued production guidance through 2023, which according to CRU is expected to be relatively flat through 2023. Beyond 2023, CRU notes that Norilsk has a number of uncommitted projects including the Oktyabrsky and Taimyrsky expansions and the Komsomolsky project that have the potential to expand nickel, copper and associated PGMs from 2025.
Norilsk’s main operations the Taimr Peninsula and Kola Peninsula are located in the Arctic Circle. Incidents, such as a 21,000 tonne diesel spill in 2020 and pollution concerns at Norilsk operations and are according to CRU expected to result in increased remedial investment and potential smelter shutdowns.
The basket nature of mined supply and resulting price inelasticity
PGMs are co mined with each other and with metals such as nickel, copper and chrome, and so supply decisions do not necessarily reflect market fundamentals for a specific metal. According to CRU this results in an inelastic supply response to pricing, which CRU refers to as the basket problem. This basket problem can be seen most prominently in an inability for suppliers to increase rhodium production in response to historically high prices, while platinum supply has not historically responded to periods of lower prices.

The following charts provide an indexed view of global production of the major PGMs against prices on a real 2020 basis.
Index of Global Production and Prices (real 2020), 2015 = 100

Source: CRU Report.
Mined supply summary metrics
CRU expects mined supply of the major PGMs to grow at an annual rate of approximately 3% to 2030 from 2019 levels. The mix of platinum, palladium and rhodium and the supply by key producing nation as a percentage of total mined supply is expected to remain relatively constant. The following charts provide CRUs view on mined supply growth by major PGM and producing nation.

Source: CRU Report.
CRU notes that the 3% assumed growth, such that by 2030 approximately one-quarter of overall mined PGM supply will come from projects that are currently uncommitted. Further, the forecast is predicated on an ability for existing operations to offset expected declining ore grades with minor expansions at existing sites. CRU notes these assumed expansions and extensions will require the timely allocation of capital.
The basket nature of mined supply means that producer price expectations will play an important role in capital allocation. As a result of the basket 4E PGM price, For instance, in the event that the higher relative share of platinum production in South African operations disincentivized investment in new production, CRU notes there could be extremely large impacts to the supply of the minor PGMs (particularly rhodium and iridium) that are largely produced in South Africa.

Recycling as a source of supply for PGMs
Recycled PGM supply comes from both end of life autocatalysts, diesel particulate filters and after treatment catalysts, as well as the recycling of petrochemical catalysts, glass and jewelry. Recycled PGMs can be bifurcated into open loop systems and closed loop systems. Autocatalysts form part of an ‘open loop’ recycling process, whereby PGMs are returned to the broader market in the form of fungible PGM metals as an addition to supply. Other types of PGM recycling such as petrochemical catalyst, glass or jewelry typically form ‘closed loop’ cycles, meaning the recovered PGMs are usually returned to the manufacturer for reuse; consequently, they are viewed by CRU as a subtraction to demand rather than an addition to supply. Closed loop players typically only purchase PGMs during expansions, or else to replace process losses.
The following chart provides CRUs forecast for recycled PGMs by source:
Recycled PGMs by Source
(koz)

Source: CRU Report.
Recycled supply of PGMs from recycled autocatalysts by their nature are influenced by the mix of ICE/diesel purchases many years prior to the point of recycling. CRU expects platinum as a percentage of PGMs sourced from recycled autocatalysts to decline over time due to downward trending diesel sales profile following Dieselgate and the ~2010 change in autocatalyst formulations that saw platinum largely substituted by the then much cheaper palladium.
The following chart provides CRUs forecast for recycled PGMs by source:
Recycled PGMs by Source
(koz)

Source: CRU Report.
Market balance for the major PGMs — platinum, palladium, rhodium
CRU’s supply and demand estimates result in different outlooks for the key PGMs. CRU supplements their supply and demand estimates with an assumed change in metal held in inventory to determine a net market balance. A positive market balance is indicative of excess supply and all else equal should put pressure on prices, while a negative market balance is indicative of insufficient supply and all else equal should put upward pressure on prices. The following tables provide CRUs expectations for net market balance for the three key PGMs.
Platinum Net Market Balance
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Fabrication Demand	10,346	10,007	9,945	10,333	9,934	8,922	9,787	10,097	10,391	10,557	10,710	11,490	11,853	12,289	12,822	13,195
Total Supply	10,325	10,298	10,444	10,814	10,761	9,334	11,152	11,635	11,384	11,780	12,189	12,563	12,966	13,338	13,799	13,952
Fabrication Balance	(21)	291	499	481	827	412	1,365	1,537	993	1,224	1,479	1,072	1,113	1,049	977	757
Stock Movements	453	582	281	(35)	978	1,248	—	—	—	—	—	285	285	285	285	285
Net Market Balance	(473)	(291)	218	516	(150)	(836)	1,365	1,537	993	1,224	1,479	787	828	764	692	472

Source: CRU Report.
Palladium Net Market Balance
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Fabrication Demand	11,128	11,402	11,758	12,284	12,917	11,551	13,012	13,430	14,136	14,409	14,525	14,516	14,425	14,395	14,501	14,487
Total Supply	10,605	10,533	11,181	11,517	12,011	11,297	11,608	12,448	12,717	13,277	13,790	14,253	14,862	14,278	15,586	15,812
Fabrication Balance	(523)	(869)	(577)	(767)	(906)	(254)	(1,404)	(982)	(1,419)	(1,132)	(735)	(263)	437	883	1,085	1,325
Stock Movements	(789)	(757)	(627)	(569)	(132)	(200)	—	—	—	—	—	50	50	50	100	100
Net Market Balance	265	(111)	51	(199)	(775)	(54)	(1,404)	(982)	(1,419)	(1,132)	(735)	(313)	387	833	985	1,225

Source: CRU Report.
Rhodium Net Market Balance
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Fabrication Demand	918	1,000	1,032	1,043	1,155	1,005	1,187	1,236	1,304	1,377	1,411	1,446	1,476	1,521	1,577	1,642
Total Supply	1,061	1,051	1,115	1,135	1,162	1,057	1,111	1,184	1,181	1,262	1,332	1,411	1,488	1,536	1,651	1,762
Fabrication Balance	143	51	83	92	7	52	(77)	(52)	(123)	(116)	(79)	(34)	12	15	74	120
Stock Movements	(5)	5	(20)	(50)	60	110	(10)	(10)	(10)	(5)	(5)	(5)	5	10	10	20
Net Market Balance	148	46	103	142	(53)	(58)	(67)	(42)	(113)	(111)	(74)	(29)	7	5	64	100

Source: CRU Report.
Chrome — Supply and demand drivers
Chrome ore, or chromite is primarily sourced from three continents: Africa, Europe and Asia. The vast majority of chromite is consumed in ferrochrome production, with demand largely driven by China.
Chromite production saw a 20% decline in 2020 from 2019 levels according to CRU, but is expected to increase 23% in 2021 owing to a relatively quick recovery from Covid-19 as well as government support of the manufacturing sector in China according to CRU. The following chart provides historical chromite production by region and CRU’s forecast through 2025:
Chromite Production, 2016-2025 kt

Source: CRU Report.
Ferrochrome production saw a 12% decline in 2020 from 2019 levels according to CRU, but is expected to increase 17% in 2021 again owing to a relatively quick recovery from Covid-19 as well as government support of the manufacturing sector in China according to CRU. The following chart provides historical ferrochrome production by region and CRU’s forecast through 2025:
Ferrochrome Production, 2016-2025 kt

Source: CRU Report.
CRU expects that over the longer term that the marginal tonne of chrome ore will be supplied by miners in India, and as a result their cost of production will be an important driver of future prices. CRU estimates that by 2030, the delivered cost to China from chrome ore produced in India will be US$207/t in real 2020 terms. The following chart show the relative cost of chrome ore mines in 2030, not adjusted for grade:

Economic Costs of Chrome Ore Mines in 2030 (Real 2020 $/t)

Source: CRU Report.
Iridium — Supply and Demand Drivers
Iridium is a critical element in several niche products, including temperature-resistant crucibles used to grow synthetic crystals, which are then used for light-emitting diodes (LEDs), electronics and telecommunications systems. Due to its high melting point and resistance to chemical attack, iridium is the preferred material for crucibles used in the production of high purity single crystals of various metal oxides. A variety of crystals are grown by a number of different techniques. The principal method of growth involves the pulling of a single crystal from a pool of molten salts contained in the crucible. Iridium metal also finds use in high-performance spark plugs, medical devices and iridium-coated electrodes for navel ballast systems. Iridium compounds are sparingly used in the production of organic light-emitting diodes (OLEDs), a common backlighting for phones and televisions. According to CRU, beyond the short term, iridium has upside potential from its use in electrolysis. The rapid emergence of the hydrogen economy has propelled government induced funding for ‘green’ hydrogen generation, which is driven by electrolysis.
According to CRU, South Africa accounts for 81% of global iridium mine supply of approximately 240,000 ounces. In 2020, Johnson Matthey estimated that 31% of total iridium end use demand came from the electrical sector, 26% from the electrochemical and 13% from automotive. CRU estimates that if 95% of all targeted electrolysis capacity comes from PEM electrolyzers over the coming decade, despite thrifting loadings by 5% per annum, total iridium demand from PEM electrolyzers alone would overtake the entire supply of iridium by as much as 30% by 2030.
Ruthenium — Supply and Demand Drivers
Ruthenium finds uses in electrical applications (transistors), as well as the electro-chemical and chemical industries. It is also a significant additive to 4th generation nickel-rhenium superalloys, which are used in hightemperature turbine blades for jet aircraft and oil/gas power generation. Ruthenium can also be used in PEM electrolysers, but generally iridium is preferred. As such, ruthenium has seen less of an upside in its price trajectory in recent months, which was largely driven by the Amplats ACP outages, as well as perhaps some rising enthusiasm for minor PGMs used in the future hydrogen economy.
According to CRU, South Africa accounts for 90% of global ruthenium mine supply of approximately one million ounces.

BUSINESS
Overview
We are an established South African producer of PGMs, with a portfolio of high-quality PGM growth projects and an exclusive license within a majority of the SADC region for a next-generation processing technology that we believe will facilitate the production of finished metal with a lower environmental impact than traditional smelting. For the year ended December 31, 2020, we produced and sold 129 koz of 4E. According to the Technical Report Summaries, our production is forecast to grow by 216% to 407 koz 4E per annum in 2030. based on our life-of-mine plans, which require material increases to our capital and operating expenditures and are based on estimates of mineral reserves and resources and commodity price and exchange rate forecasts, amongst others. For more information, see “— Principal factors affecting our financial condition and results of operations  —  Capital expenditures,” “— Capital expenditures” and “Description of Projects.”
We currently operate the Pilanesberg Platinum Mine on the Western Limb of the Bushveld Complex, an open pit mining operation which commenced production in March 2008. The Bushveld Complex is a well-established producing region for PGMs, which according to CRU contained approximately 91% of the world’s PGM-bearing ore in 2020 and represented 70%, 34%, and 78% of global platinum, palladium and rhodium production in 2020, respectively.
We are advancing two high quality PGM expansion projects: (1) the development of the Triple Crown Properties, a wholly-owned brownfield expansion of the Pilanesberg Platinum Mine; including a new underground section of the mine to allow us to access attractive mineral resources; and (2) the greenfield Mphahlele Project on the Eastern Limb of the Bushveld Complex, in which we hold a 75% interest. We believe these projects are high quality as they are higher grade than our existing operations and shallower than the underground mines of our competitors. Further, we believe that our ability to leverage our existing Pilanesberg Platinum Mine footprint and regional (third party and owned) infrastructure will make these new projects very capital efficient. According to the Technical Report Summaries, our Western Limb properties and Eastern Limb properties are forecast to result in steady-state average production of 275 koz and 146 koz 4E per annum from 2030 to 2040, respectively.
Currently, substantially all of our PGM in concentrate is sold to a third party for conversion into finished metal through an energy intensive traditional smelting process. Going forward, we plan to forward integrate to process our PGMs independently.Through our 50% holding in Kelltech, we are in the process of developing a 110 ktpa Kell Processing Plant to be located near our existing Pilanesberg Platinum Mine operations. We expect that the Kell Processing Plant will process our concentrate into metal using a more environmentally-friendly hydrometallurgical process as compared to traditional smelting. The Kell process follows four basic sequential steps, all of which are well-proven and commonly used in the metallurgical industry and provide high recoveries of base and precious metals. Our Kell Processing Plant will be the first of its kind at commercial scale, but we believe the success of the technology has already been well established.
We are committed to operating our business and engaging with our community in line with industry best-practice ESG principles. which include plans to: (1) align our business with the United Nations Sustainable Development Goals; (2) prepare our annual financial reports in accordance with the Global Reporting Initiative Standards, which assist companies in communicating and disclosing their impacts on inter alia environmental issues, human rights and corruption; (3) register to participate in voluntary disclosure programs, such as the Church of England Tailings Disclosure Programme; (4) strengthen our environmental management at our operations to comply with the IFC Performance Standards on Environmental and Social Sustainability; and (5) procure a dedicated supply of renewable energy for our operations. To this end we have appointed a Chief ESG Officer effective December 1, 2021. To date, we have significantly improved our safety and environmental performance since 2011 through enhanced controls and procedures with no major reportable incidents for over three years. We are an active participant in our local community, who comprised approximately 63% of our workforce as of July 31, 2021 and represents a key 26% shareholder of the Company. through the Tribal Authority structure. The local community is an essential partner for the success of our business and our continuous focus on the wellbeing of our work force has helped us achieve over six million fatality-free shifts worked over the past twelve years. In addition, we successfully negotiated with a farming community which occupied a portion of the Wilgespruit farm to gain full access to our mining properties. This has been an invaluable experience and has deepened our ability to work with a range of community stakeholders. We are actively evaluating ways we can further improve our environmental and carbon footprint, including the possibility of building solar plants at both the Pilanesberg Platinum Mine and Mphahlele and the use of alternate fuel sources both in the processing plants and in our mining vehicles, to reduce or eliminate our reliance on grid electricity and diesel.
We are led by a strong management team, with extensive experience working together to build and operate PGM assets in South Africa, as well as in underground and open pit mining. Our Chief Executive Officer Erich Clarke, Chief Financial Officer, Elmarie Maritz, Chief Operating Officer, Casper Badenhorst, Executive Corporate Affairs and Human Capital, Christian Phephenyane, and other members of our senior management team, have managed our business since 2014 and bring expertise from other notable PGM operators in South Africa, including Lonmin plc, Northam Platinum Limited, Anglo American Platinum Limited and Impala.
For the year ended December 31, 2020, we:
•
produced and sold 128.8 koz 4E, consisting of 82.1 koz, 34.1 koz, 9.8 koz and 2.8 koz of contained platinum, palladium, rhodium and gold, respectively, in the form of concentrate;

•
generated revenue of US$278 million; and

•
incurred cost of operations of US$156 million and managed down costs through the down cycle.

Our competitive strengths
We believe that we have the following competitive strengths:
Established operator with a long track record of safe production and continuous improvement
Our Pilanesberg Platinum Mine operations commenced production in March 2008 and have operated continuously since then. Since 2009, we have produced more than 1.4 Moz 4E in concentrate. We operate in an established mining jurisdiction that benefits from existing infrastructure and access to a highly skilled local labor force. We have grown annual 4E production to 128.8 koz in 2020 and reduced operating costs by 39% from 2012 levels while maintaining zero fatalities, through a range of initiatives including:
•
12% improvement in 4E production per employee (compared with 2012);

•
enhanced supervisory, technical and safety, health, environment and quality (“SHEQ”) skills to deliver 6 million fatality free shifts worked;

•
consolidated regional operations and mineral deposits into the Pilanesberg Platinum Mine;

•
commissioned a tailings scavenging plant in 2016 to increase recoveries; and

•
added a chromite recovery plant in 2017 to increase by-product production.

We expect a step-change increase in scale driven by a portfolio of high quality, low cost PGM projects
We are developing incremental PGM production that is expected to grow production 216% from 129 koz 4E in 2020 to 407 koz 4E in 2030 based on the Technical Report Summaries, between our Western Limb and Eastern Limb operations. The material assumptions underlying our production growth forecast include material increases to our capital and operating expenditures, as well as estimates of mineral reserves and resources and commodity price and exchange rate forecasts, amongst others. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Principal factors affecting our financial condition and results of operations — Capital expenditures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital expenditures” and “Description of Projects.” We believe our development projects benefit from some of the highest quality ore bodies in the region due to their relatively high grade, shallow depth and close proximity (contiguous projects).
Our underground PGM operations are expected to be among the shallowest in South Africa, which avoids the need for vertical shafts that are both capital and time intensive to develop. We believe our Triple

Crown Properties represents one of the lowest cost sources of growth in the PGM sector due to its shallow depth and our ability to leverage existing surface infrastructure. Ore from our Triple Crown Properties will be processed through our existing Pilanesberg Platinum Mine concentrator, significantly reducing capital costs and accelerating our development timeline. In September 2021, we secured access via the Wilgespruit farm, facilitating direct access to our planned mining area, which we estimate will save a further US$154 million in development capital. Additionally, the development of our Triple Crown Properties benefits from an expedited regulatory approval process as we are able to apply the existing Pilanesberg Platinum Mine environmental permits and mining rights to the development of these properties.
Our Mphahlele Project is located near to existing third-party operations that mine and process ore with similar characteristics. The project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. Established towns of Polokwane and Mokopane (respectively 50 km and 70 km away) provide urban amenities and sources of skilled and unskilled labor. Bulk raw water and power supplies for the project are readily available. The shallow nature of the underground mining operation, supported by existing infrastructure in the area is expected to reduce the time from the start of development to first production.
Strong growth profile is supported by significant mineral resources
Our Western Limb properties (excluding Kruidfontein) and Eastern Limb properties are expected to exploit our significant Mineral Resource base, representing approximately 46.1 Moz of our total of 77.4 Moz contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) attributable to the Company at June 30, 2021. According to the P-S-M Technical Report Summary, our Western Limb properties (excluding Kruidfontein) contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) of 34.5 Moz at June 30, 2021 (all of which are attributable to the Company), which we believe will facilitate an extension beyond the current 10 year life-of-mine of our existing PPM operations. According to the Mphahlele Technical Report Summary, our Eastern Limb properties contained 4E in-situ Mineral Resources (inclusive of Mineral Reserves) attributable to the Company of 11.6 Moz at June 30, 2021.
Furthermore, we may pursue the Kruidfontein Project after developing the Central Underground Block and the Eastern Underground Block, which we expect would further extend the life-of-mine of our overall Western Limb operations. According to the Kruidfontein Technical Report Summary, Kruidfontein contained Inferred 4E in-situ Mineral Resources of 31.3 Moz at June 30, 2021 (all of which are attributable to the Company).
We anticipate that during the period from 2030 to 2040, steady-state production will average 275 koz 4E per annum at our Western Limb properties (excluding Kruidfontein) and 146 koz 4E per annum at our Eastern Limb properties.
Direct, first-mover access to proprietary Kell Process Technology driving “greener” PGM production
The Kell Process Technology is a “green” hydrometallurgical process alternative to traditional smelting, and its use eliminates the most environmentally-harmful step of metal production. Specifically, the Kell Process Technology uses less electricity, does not use cyanide, has lower water consumption and produces lower greenhouse gas emissions than the traditional PGM smelting process. We believe that the Kell Process Technology also provides us an attractive ability to recover higher amounts of metals that would otherwise accrue to the smelter processing our concentrate or incur chrome penalties on SADC concentrates. Kelltech has contracted exclusive rights to use and sub-license the Kell Process Technology in the SADC License Area. We completed an updated definitive feasibility study in the fourth quarter of 2020 for a 110 ktpa Kell Processing Plant at the Pilanesberg Platinum Mine to process PGM concentrates. The first Kell Processing Plant is expected to commence production of PGM metal in 2024 and is expected to process concentrates from the entirety of our Western Limb operations. KTSA’s ability to sub-license the Kell Process Technology will allow third party facilities in the SADC License Area to use the process, for which we will have the ability to earn royalties pro rata for our 50% shareholding in Kelltech.
Strong cash generation to self-fund our growth pipeline
We believe our capital efficient development growth plan for the Western Limb (i.e., P-S-M Project), Eastern Limb (i.e., Mphahlele Project) and Kell Processing Plant can be funded with limited external capital.

According to the Technical Report Summaries, cash from operations is forecast to exceed our development expenditures for our P-S-M and Mphahlele Projects In addition, development expenditures for the Kell Processing Plant are not included in the Technical Report Summaries and represent incremental expenditures. For further details about our expected capital costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal factors affecting our financial condition and results of operations — Capital expenditures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital expenditures” and “Description of Projects.” We expect to meet our funding requirements for our P-S-M Project, Mphahlele Project and Kell Processing Plant with cash from our balance sheet, including proceeds from this offering, reinvestment of future P-S-M cash flows and debt facilities.
Proven commitment to industry best-practice ESG principles
We are committed to delivering industry best-practice environmental and safety performance, local community development and strong corporate governance. We have reduced minor environmental incidents by 85% since 2015 with no reportable environmental incidents since 2017. Our local community is a 26% shareholder and represents approximately 63% of our workforce as of July 31, 2021. We believe the Kell Process Technology can deliver an improved environmental footprint for our industry given lower energy consumption and reduced greenhouse gas emissions. In addition, we have recently appointed a Chief ESG Officer to strengthen our capacity in this area. This decision underlines our commitment to placing ESG at the center of our business.
Highly experienced management team with an established track record at the same organizations
Our management team has extensive experience working together to build and operate PGM assets in South Africa, and at Sedibelo specifically. Our Chief Executive Officer, Erich Clarke, Chief Financial Officer, Elmarie Maritz, Chief Operating Officer, Casper Badenhorst, Executive Corporate Affairs and Human Capital, Christian Phephenyane and our senior management team, have managed our business since 2014. Core members of our operational management team have extensive experience in the PGM sector having worked together for more than 10 years, bringing expertise from other operators including Lonmin plc, Northam Platinum Limited, Anglo American Platinum Limited and Impala.
Our business strategies
Our objective is to maximize shareholder value through capital efficient growth and deployment of the Kell Process Technology to facilitate greener metals production while adhering to industry best-practice ESG principles. Our key strategies to achieve this objective are described below:
Continue to drive efficiency and execution at our current open pit operations at the Pilanesberg Platinum Mine
Production at the East Pit is expected to commence in the first quarter of 2022. We expect to produce approximately 1 Moz 4E during the next seven years, predominantly from the open pit operations at our existing West Pit and the new East Pit.
Leverage our existing processing facilities at the Pilanesberg Platinum Mine to deliver capital efficient growth from our brownfield Triple Crown Properties
We expect the development of the East Pit and our attractive and low cost underground mine to further increase the scale and life-of-mine of our Western Limb operations. Once our underground operations are in production, for example, we plan to reconfigure our existing Merensky process plant to treat 160 ktpm of mostly UG2 material from the underground operations and the existing UG2 plant will then be used to process 67 ktpm of low grade stockpiled material.
Commission the initial 110 ktpa Kell Processing Plant to produce “green” PGM metal rather than PGM concentrate
Construction of the initial Kell Processing Plant is scheduled to begin in January 2022, and we expect to commission the plant in the fourth quarter of 2023. The Kell Processing Plant will allow us to process our PGM concentrate into PGM metal, increasing our share of the PGM value chain, eliminating our need to rely on the smelting operations of competing producers, and improving the environmental impact of PGMs metal production in South Africa. The P-S-M Technical Report Summary reflects the improved payable metal prices we expect to receive from processing our concentrate through the Kell Processing Plant. We intend to process both our own PGM concentrates as well as third-party concentrate.
License Kell Process Technology in the SADC License Area providing royalty income and expand the technologies’ application to other metals
We believe we are uniquely positioned to facilitate the evolution of our industry to a greener and more profitable higher-yielding production route. We have exclusive rights to sub-license the Kell Process Technology to other PGM concentrate producers in the SADC License Area with an addressable market of 3.6 Mtpa, equivalent to 33 of the capacity of our initial Kell Processing Plant. We are further evaluating the application of the Kell Process Technology on other traditionally complex ore types such as refractory gold deposits in East Africa. In exchange for third party use of the Kell Process Technology, we will have the right to receive a royalty income stream on future production.
Continue demonstrating our commitment to continuous strategic improvement
We are committed to the continuous evaluation of opportunities to improve and expand our operations. Potential strategic initiatives are at various stages in the evaluation process and include exploring the viability of using more sustainable and cleaner power sources, evaluating opportunities to develop our large mineral resource inventory which are not included in our current expansion projects, and optimizing the way in which we monetize our chromite and cobalt by-products.
Differentiate our greener PGM production with an increasingly carbon conscious customer base
We believe that the reduced environmental footprint of PGMs produced using the Kell Process Technology will lead to them being a preferred source of material for carbon conscious OEMs and consumers, which may lead to premium pricing over time as seen in other metals such as aluminum. PGMs play a critical role in reducing vehicle emissions and as catalysts in the growing hydrogen fuel cell market. We believe our PGM production process will further these decarbonization efforts.
Continuously improve our commitment to industry best-practice ESG principles
We are committed to making a positive impact on our local communities, our workforce and the environment in which we operate. We work closely with our local community which represents 63% of our workforce as of July 31, 2021 and holds an unencumbered 26% shareholding in the Company. We actively invest in our relationship through infrastructure projects, such as roads and medical facilities and promote local entrepreneurship. We have an excellent health and safety record and a well entrenched health and safety culture. We are committed to consistent improvements to our strong environmental performance through continued stringent compliance and through planned investments in the Kell Processing Plant.
Implement a robust capital allocation framework
We are committed to maximizing shareholder returns through a robust capital allocation framework that balances our strong production growth profile with returns of capital to shareholders. Following the substantial development of the Triple Crown Properties and the Mphahlele Project, we will continue to seek attractive opportunities to deploy capital but also believe that we will be in a position to return excess capital to our shareholders.

Our corporate structure
The following chart sets forth our simplified corporate structure as of the date of this prospectus.
History and development of the Group
The Group commenced operations in 1999 to take advantage of the opportunities arising from the amendments to South African mining legislation, in particular the requirement to convert old order prospecting rights and/or mining rights to prospecting rights and/or mining rights pursuant to Schedule II to the MPRDA, and to explore and/or exploit such prospecting rights and/or mining rights within certain prescribed periods.
In this context, the Group’s key strategic objective was to identify and to apply for prospecting rights for shallow PGM projects on the Bushveld Complex that the large PGM mining companies were required to relinquish to the State to comply with such changes in South African mining legislation.
The Group secured 29 prospecting rights, which it subsequently converted into prospecting rights and/or mining rights pursuant to Schedule II to the MPRDA. Once secured, the Group began exploration programs, proved up its resource base, and identified the rights with the greatest development potential.
By the mid-2000s, the Group had several key projects in development phase and had identified the Pilanesberg Platinum Mine as its “flagship” project due to its location on the Western Limb, its outcrop at surface, and potential for expansion. The Pilanesberg Platinum Mine commenced production in March 2008. In 2020, the Pilanesberg Platinum Mine produced 128.8 koz 4E.
In addition to the Pilanesberg Platinum Mine, the Group has a pipeline of PGM projects in various stages of the project development lifecycle, ranging from applications for legal tenure to exploration and development. Most notable are the Triple Crown Properties, on which we plan to undertake a brownfield expansion of the Pilanesberg Platinum Mine that will leverage our existing plant infrastructure, and the Mphahlele Project, a greenfield development project located on the Eastern Limb of the Bushveld Complex, located near a number of currently producing mines.
SPM is a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey on December 9, 2011.
The business of the Group, or any part thereof, is not managed or proposed to be managed by a third party under contract or arrangement.
Overview of projects
All of our operating, development and exploration projects are located on the Western and Eastern Limbs of the Bushveld Complex of South Africa, as set forth in the map below.

P-S-M Project
The P-S-M Project encompasses all of our existing and planned mining activities on the Western Limb of the Bushveld Complex in South Africa, excluding the Kruidfontein Project. The P-S-M Project envisages the integrated production from the existing and operational Pilanesberg Platinum Mine (West Pit) with planned production from the East Pit in the first quarter of 2022, and from our underground mine project that will access the Central Underground Block and East Underground Block, within the contiguous Tuschenkomst, Wilgespruit and Magazynskraal farms. We plan to access the two underground mining blocks through two decline shafts located respectively east of the West Pit highwall and on the Wilgespruit farm. The P-S-M Project relies on the existing infrastructure and concentrators at the West Pit, supplemented by additional surface infrastructure to support the planned underground operations. The West Pit, which is operated by PPM, is located approximately160 km northwest of Johannesburg and approximately 66 km north of Rustenburg. The P-S-M Project is situated within the boundaries of the Moses Kotane Municipality along the northern edge of the Pilanesberg Alkaline Complex in the North West Province of South Africa. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
As of November 30, 2021, the West Pit was our sole operating mine.
Production at the East Pit is expected to commence in the first quarter of 2022.
With respect to the underground mine project, tender enquiries to appoint an engineering-, procurement-, construction-, and management (EPCM) contractor and a mining contractor have been completed. The tender adjudication process commenced in September 2021, with the appointment of contractors expected by the end of 2021. Implementing the detailed designs will commence thereafter.
The following tables set forth the aggregate Mineral Reserve and Mineral Resource estimates for our P-S-M Project effective at June 30, 2021. The Mineral Resources are presented on an in-situ basis, while the Mineral Reserves are reported as RoM ore delivered to the RoM stockpile (open pits) or to surface (underground mines).
Mineral Reserves
Reserve Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
West Pit	14.4	1.64	1.89	0.8	0.9	10.9
East Pit	20.6	1.55	1.81	1.0	1.2	14.0
Central Underground Block	12.8	4.76	6.05	1.9	2.5	2.7
East Underground Block	31.4	4.21	5.06	4.3	5.1	18.0
Total Probable Mineral Reserves	79.2	3.14	3.80	8.0	9.7	45.6

Notes:
(1)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(2)
Mineral Reserves should not be interpreted as assurances of economic life.

(3)
Mineral Reserves (West and East Pits) are derived from an optimized pit using a 4E basket price of R21,000/oz without application of a cut-off grade.

(4)
Mineral Reserves (Underground Blocks) are reported at cut-off RoM grades of 2.32 g/t 4E and 2.67g/t 4E for UG2 and PUP respectively. These are based on 4E basket prices of USD1,587/oz and USD1, 336/oz and plant recoveries of 79% and 81% for the UG2 and PUP reefs respectively.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Measured Mineral Resources
West Pit	0.001	4.01	4.92	0.00	0.00	0.00
East Underground Block	0.3	5.76	7.06	0.05	0.07	0.07
Total Measured Mineral Resources	0.3	5.75	7.05	0.05	0.07	0.07
Indicated Mineral Resources
West Pit	11.2	2.89	3.29	1.04	1.18	16.81
Central Underground Block	4.2	6.59	8.58	0.90	1.13	1.62
East Underground Block	42.7	3.70	4.33	5.07	5.81	49.45
Total Indicated Mineral Resources	58.1	3.75	4.44	7.00	8.12	67.89
Total Measured and Indicated Mineral Resources	58.4	3.76	4.46	7.06	8.19	67.95
Inferred Mineral Resources
Central Underground Block	9.1	6.54	8.23	1.90	2.40	4.31
East Underground Block	96.9	4.59	5.41	14.29	16.85	102.37
West Pit low grade stockpiles	55.8	0.70	0.80	1.26	1.43	—
Total Inferred Mineral Resources	161.8	3.36	3.98	17.46	20.68	106.68

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves.

(3)
Open pit optimization was based on an assumed 4E basket price of R21,000/oz, assumed mining and processing cost of R445/t and reported within a pit shell that is based on a 120% revenue factor.

(4)
The underground in-situ Mineral Resources are based on calculated 4E cut-off grades of 1.83 g/t and 1.68 g/t for the PUP and UG2 reefs respectively. These are based on 4E basket prices of USD1,809/oz and USD2,435/oz and plant recoveries of 85% and 82% for the PUP and UG2 respectively.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Chromite Mineral Reserves and Mineral Resources (Exclusive of Mineral Reserves)
Mineral Resources	Tonnage (Mt)	Grade (%)	Content (kt)
Probable Mineral Reserves
West Pit	5.2	11.9	614
East Underground Block	24.3	23.1	1,990
Probable Mineral Reserves	29.5	21.1	2,604
Mineral Resources	Tonnage (Mt)	Grade (%)	Content (kt)
Indicated Mineral Resources
West Pit	3.4	20.0	686
East Underground Block	23.6	29.4	6,944
Total Indicated Mineral Resources	27.0	28.2	7,630
Inferred Mineral Resources
Central Underground Block	11.7	26.5	3,110
East Underground Block	47.5	29.4	13,974
Total Inferred Mineral Resources	59.2	28.9	17,084

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of RoM Mineral Reserves.

(3)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(4)
Mineral Reserves should not be interpreted as assurances of economic life.

(5)
Chromite grade and content refers to Cr2O3

(6)
1 troy ounce = 31.1034768g.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mphahlele Project
The Mphahlele Project is our development stage underground PGM project on the northern part of the Eastern Limb of the Bushveld Complex in South Africa. All of the planned mining activities related to the Mphahlele Project are located on the M’Phatlele farm in the Limpopo Province and will consist initially of a shallow underground mine to be accessed via two low-cost declines. The M’Phatlele farm is located approximately 50 km south of Polokwane. The proposed project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. The predominant land uses within and adjacent to the project include residential areas (formal and informal villages under the authority of the Bakgaga Ba Mphahlele Tribal Authority), subsistence dry land agriculture, small-scale commercial agriculture and livestock grazing. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
The following tables set forth the aggregate Mineral Reserve and Mineral Resource estimates for our Mphahlele Project effective at June 30, 2021, which are attributable to the Company. The Mineral Resources are presented on an in-situ basis, while the Mineral Reserves are reported as RoM ore delivered to the surface crusher.

Mineral Reserves
Reserve Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Mphahlele (UG2)	22.9	3.63	4.08	2.68	3.01	31.6
Total Probable Mineral Reserves	22.9	3.63	4.08	2.68	3.01	31.6

Notes:
(1)
Mineral Reserves, as RoM ore delivered to the surface crusher, are reported on an attributable basis, with only the 75% attributable to the Company included.

(2)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(3)
Mineral Reserves should not be interpreted as assurances of economic life.

(4)
Mineral Reserves are reported at a cut-off grade of 2.3 g/t 4E based on a 4E basket price of USD1,936/oz and a plant recovery of 83%.

(5)
1 troy ounce = 31.1034768g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding .

Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
		4E	6E	(4E Moz)	(6E Moz)
Measured Mineral Resources
Merensky	0.6	3.00	3.80	0.06	0.08	2.0
UG2	0.3	5.12	6.14	0.04	0.05	0.5
Total Measured Mineral Resources	0.9	3.61	4.47	0.10	0.13	2.5
Indicated Mineral Resources
Merensky	12.1	3.00	3.75	1.17	1.46	38.1
UG2	3.2	5.06	6.06	0.52	0.62	6.1
Total Indicated Mineral Resources	15.3	3.43	4.23	1.69	2.08	44.2
Total Measured and Indicated Mineral Resources	16.2	3.45	4.25	1.79	2.21	46.7
Inferred Mineral Resources
Merensky	23.3	3.12	3.91	2.33	2.92	73.8
UG2	25.6	5.11	6.12	4.21	5.04	48.8
Total Inferred Mineral Resources	48.9	4.16	5.06	6.54	7.96	122.7

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported on an attributable basis, with only the 75% attributable to the Company included.

(3)
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.

(4)
1 troy ounce = 31.1034768 g.

(5)
The in-situ Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the Merensky Reef and 1.38 g/t 4E for the UG2 Reef.

(6)
The cut-off grades are based on 4E basket prices of USD1,818/oz and USD2,299/oz and plant recovery factors of 87% and 83% for the Merensky and UG2 respectively.

(7)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Kruidfontein Project
The Kruidfontein Project is our exploration stage PGM project to mine the Kruidfontein region, which is located on the Western Limb of the Bushveld Complex in South Africa. The Kruidfontein Project envisages production from an underground mine serviced by a twin vertical shaft system. The Kruidfontein Project is located approximately 130 km northwest of Johannesburg and 45 km north of Rustenburg. Platinum mining activities in the vicinity as well as proximity to the Pilanesberg National Park and Sun City complex, have ensured a comprehensive infrastructure of roads, power and telecommunications in the region. The Kruidfontein Project lies southeast and east of the Magazynskraal farm, which forms part of the P-S-M Project. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
The following table sets forth the aggregate in-situ Mineral Resource estimates for our Kruidfontein Project effective at June 30, 2021.
Mineral Reserves
There were no Mineral Reserves declared for the Kruidfontein Project at June 30, 2021.
Mineral Resources (Exclusive of Mineral Reserves)
Resource Area	Percent Attributable to SPM	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni (kt)
			4E	6E	(4E Moz)	(6E Moz)
Inferred Mineral Resources
Merensky	100%	58.4	8.12	8.91	15.2	16.7	185.0
UG2	100%	90.4	5.52	6.76	16.0	19.6	60.2
Total Inferred Mineral Resources		148.8	6.54	7.60	31.2	36.3	245.2

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them. There are no Mineral Reserves declared for the Kruidfontein Project.

(3)
1 troy ounce = 31.1034768 g.

(4)
There are no UG2 Mineral Resources below the determined 4E cut-off grade of 3.03 g/t.

(5)
Strict application of the PUP 4E cut-off grade of 4.72 g/t will result in the exclusion of less than 1% of the PUP Mineral Resources.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

For additional information regarding our projects, see “Description of Projects.”
Property values
The table below sets for the book value of our mineral rights and associated property, plant and equipment for each of our properties as of December 31, 2020:

	As of December 31, 2020
	Mineral right	Associated property, plant and equipment
	(in US$ thousands)
PPM (West Pit)	100,094	94,498
Sedibelo (East Pit and Central Decline) (East Decline shared with Magazynskraal)	353,106	—
Magazynskraal (East Decline shared with Sedibelo)	264,441	—
Mphahlele	11,257	—
Kruidfontein	23,307	—
Total	752,204	94,498
Production and sales
The table below sets forth our certain measures of our operational performance for the periods indicated.
	For the Year Ended December 31,
	2020	2019	2018
Reef delivered to the ROM pad (tonnes)(1)	3,952,626	4,121,807	3,757,699
Reef processed (tonnes)(2)	3,414,661	3,870,515	4,089,373
Reef milled (tonnes)(3)	3,089,285	3,517,579	3,687,973
Average milled head grade (g/t)	1.79	1.57	1.69
Average recovery rate (%)	71	70	76
Average recovered grade (g/t)	1.29	1.11	1.29
4E dispatched and sold (ounces):
Platinum	82,110	81,825	93,955
Palladium	34,099	33,217	41,140
Rhodium	9,798	10,017	12,509
Gold	2,747	2,257	2,771
Total 4E dispatched and sold	128,754	127,316	150,375

(1)
“Reef delivered to the ROM pad” means the total reef tonnes including dilution mined from a series of benches in the open pit. .

(2)
“Reef processed” means the reef tonnes mined that either upgraded using the Dense-Medium Separator (DMS) plant and/or milled. The total tonnes processed equal the tonnes mined, adjusted for unprocessed ore inventory.

(3)
“Reef milled” means upgraded and mined reef tonnes milled.

Impala Offtake Agreement
Substantially all of our reported revenues are derived from the Impala Offtake Agreement.
On August 23, 2018, PPM and Impala entered into the Impala Offtake Agreement for a three-year term, pursuant to which PPM has agreed to sell and deliver to Impala for treatment and processing, on an exclusive basis, 6Es and base metals (nickel and copper) in concentrate as derived from all ore mined at the Pilanesberg Platinum Mine and all concentrate produced at the Pilanesberg Platinum Mine to which PPM shall have title or shall be the owner. The parties have agreed that Impala will be responsible for the smelting and refining of the concentrate delivered to it, on the basis that: (i) the fee payable for the smelting and refining of the concentrate is determined in accordance with a predetermined formula; and (ii) PPM is liable to pay such fee to Impala. The price paid by Impala for the 6Es and base metals extracted from the concentrate is determined in accordance with a predetermined formula, linked to index prices, taking into consideration the quality of the 6Es and base metals extracted from the flotation concentrate, less the aforementioned smelting and refining fee referred herein. The effective date of the Impala Offtake Agreement is May 22, 2019, and unless it is extended upon commercial agreement between the parties, the Impala Offtake Agreement is set to terminate on May 21, 2022. For more information, see “Risk Factors — Risks related to our business and our industry — We rely on a single third-party smelter, refiner and offtaker of the Pilanesberg Platinum Mine’s concentrate.”
As the Impala Offtake Agreement expires in May 2022 (which is before the scheduled delivery date of the Kell Processing Plant, we will need to enter into an alternative smelting and marketing arrangement in respect of our concentrate. The costs (actual and effective via a discount to spot prices) will impact our results of operations.
Investment in Kelltech
Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
We hold through a wholly-owned subsidiary Orkid a 50% interest in Mauritius-incorporated Kelltech. The remaining 50% interest in Kelltech is held by Lifezone, the developer and exclusive owner of the patent for the Kell Process Technology. Mr. Keith Liddell, Executive Chairman of Lifezone, serves as a non-executive director on our board of directors.
Kelltech holds a 66.66% interest in KTSA, a South African company, with the remaining 33.33% interest being held by IDC, a South African national development finance institution. KTSA holds a 100% interest of Kellplant, a South African company that is set up to own and operate the Kell Processing Plant that processes PGM minerals applying Kell Process Technology.
Kell Process Technology provides a lower-carbon hydrometallurgical process alternative for smelting and refining of PGM concentrates. The process consists of three key stages: (i) pressure oxidation to leach base metal sulphides; (ii) thermal treatment of the sulphate leach residue to condition the PGM minerals; and (iii) atmospheric leaching of the precious metals in chloride media.
Compared with traditional smelting process, Kell Process Technology requires less energy and has lower CO2 emissions, and is not sensitive to the typical impurities in the feed that impact traditional smelters negatively. The technology treats low grade concentrates as efficiently as high-grade concentrates, and recovers both base and precious metals into separate product streams. The final products from the base metals flow sheet are copper cathode and nickel/cobalt sulphide concentrate, and the final product in the PGM circuit is a high grade mixed platinum group metal matte product.
A definitive feasibility study evaluating the use of the Kell Process Technology on our concentrate was undertaken by Simulus Engineers in Australia in 2013. Based on a concentrate feed rate of 110 ktpa, the study demonstrated positive economics from a robust process. Extended pilot plant trials were undertaken between 2014 and 2016. The pilot plant was able to repeat the results achieved in the previous laboratory tests.
A 110 ktpa capacity Kell Processing Plant is planned for construction on the Pilanesberg Platinum Mine site. Concentrate will be supplied to this plant from the Western Limb operations (open pit and underground). Construction of the Kell Processing Plant will take an estimated 24 months and will commence after financing arrangements are concluded. Detailed design and engineering work for the plant commenced in July 2021.
Development expenditures for the Kell Processing Plant of approximately R2.0 billion (approximately US$123.5 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021) are not included in the Technical Report Summaries and represent incremental expenditures. Our funding requirement for the Kell Processing Plant is expected to be met with cash from our balance sheet or debt facilities. We plan to make capital investments on behalf of our Kelltech joint-venture partner, Lifezone, in order to fund the development of the Kell Processing Plant. In return we will receive any cash distributions associated with Lifezone’s share of dividends and royalties from Kelltech until our initial capital investment plus accrued interest has been returned.
Once fully developed, our intention is to process all of our PGM concentrate from our Western Limb operations through the Kell Processing Plant, as outlined in our P-S-M Technical Report Summary. Kelltech intends to process concentrate produced by our mining operations as well as by third-party mining operations. We expect that our concentrate production will represent approximately 50% of the Kell Processing Plant’s run-rate metal production capacity.
We account for our interest in Kelltech as a joint venture through the equity method of accounting due to the nature of the joint arrangement. For the years ended December 31, 2020, and 2019, our share of loss in Kelltech was US$1.1 million and US$1.5 million, respectively. For more information, see note 24.3 to our audited annual consolidated financial statements included elsewhere in this prospectus. See also “Related Party Transactions — Kell agreements.”
Intellectual property and technology
Our business and our ability to compete effectively depend on our ability to obtain, maintain, protect and enforce our intellectual property rights, confidential information and know-how.
We are a party to licensing arrangements authorizing us to use proprietary processes, know-how, related technology and intellectual property rights. For example, the patent for the Kell Process Technology is exclusively owned by Lifezone, which has granted to Kelltech an exclusive license to use Kell Process Technology within specific territories in Africa, including South Africa, and a non-exclusive license to sell the products produced by the Kell Process Technology. Kelltech has the right to sublicense Kell Process Technology within specific territories in Africa and has entered into a sublicense agreement with KTSA on substantially the same terms. In addition, KTSA entered into a sublicense agreement with Kellplant to sublicense the right to use Kell Process Technology on a non-exclusive basis within South Africa. Pursuant to such sublicense agreement, Kellplant may not further sublicense Kell Process Technology. Pursuant to all such license agreements, royalties are payable to licensors according to the terms of these licensing agreements. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. For additional information regarding the Kell licensing agreements, see “Related Party Transactions — Kell agreements — Licensing arrangements.” as well as “Risk Factors — Risks related to our business and our industry — If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.
For additional information about how intellectual property protection affects our business, see “Risk Factors — Risks related to our business and our industry — We may not be successful in obtaining, maintaining, enforcing, defending and protecting our intellectual property or other proprietary rights, including our unpatented proprietary knowledge and trade secrets, or in avoiding claims that we infringed, misappropriated or otherwise violated the intellectual property rights of others” and “— If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.”
Competition
Our existing operations and development projects are located within the Bushveld Complex. The Bushveld Complex is a well-established producing region for PGM, which according to CRU contained approximately 91% of the world’s PGM-bearing ore in 2020 and represented 70%, 34%, and 78% of global platinum, palladium and rhodium production in 2020, respectively. The next two biggest producers are Russia and Zimbabwe which host 6% and 2%, respectively, of the world’s PGM bearing ore. In South Africa, PGM production is concentrated amongst Anglo American Platinum Limited, Impala Platinum Holdings Limited, Sibanye-Stillwater and Northam Platinum Ltd who together represent 82% of South Africa’s total platinum production in 2020. In Russia, PGM production is concentrated and almost entirely produced by Norilsk Nickel.
Seasonality
The PGM market does not demonstrate seasonality effects. However, production, in general, is negatively affected in the summer months, with high rainfall and inclement weather conditions affecting mining in an open pit environment.
Employees
As of December 31, 2020, all of our employees were based in South Africa.
The table below breaks down our permanent employees by function as of the dates indicated:
Function	As of December 31,
	2020		2019		2018
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Management	9	2%	9	2%	9	2%
General and Administrative	116	20%	115	20%	102	18%
Mining	61	11%	58	10%	59	11%
Mining Technical Services	31	5%	29	5%	29	5%
Plant	298	52%	303	53%	295	53%
Laboratory	49	9%	48	8%	48	9%
Exploration	5	1%	6	1%	11	2%
Total	569	100%	568	100%	553	100%
Many of our employees in South Africa are affiliated with trade unions including the National Union of Mineworkers. We believe we have a constructive relationship with these unions, and we have not experienced significant strike actions in the recent past. However, there can be no guarantees that future wage negotiations (scheduled for 2022) will not be accompanied by strikes, work stoppages or other disruptions. For more information, see “Risk Factors — Risks related to legal, regulatory and compliance Matters — Our operations and profits have been and may be adversely affected by labor unrest and union activity.”
We strive for zero harm to employees. PPM has recorded 6.1 million Fatality Free Shifts (“FFS”) as of December 31, 2020. The FFS extend over an eleven-year period. PPM endeavors to intensify the drive towards a zero-harm culture across all its operations. Notably, the Concentrator Operation achieved 1,338 days without any Lost Time Injury at December 31, 2020. In addition, since 2016, PPM has managed to reduce the Lost Time Injury Frequency Rate significantly.
Legal proceedings
We are, and may be, from time to time, involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. As of December 31, 2020, we did not record provisions in our audited annual consolidated financial statements in connection with legal proceedings.
Set forth below is a summary of the material legal proceedings to which the Company and its subsidiaries are parties. As of November 30, 2021, we had no litigation or legal proceedings in Guernsey.
Diesel tax dispute
PPM is currently engaged in a dispute with the South African Revenue Service (“SARS”) against SARS’ decision to disallow PPM’s diesel refund claims totalling R374.1 million for the April 2008 to

March 2018 tax periods. PPM instituted an application in the High Court of South Africa on October 12, 2015. The application constitutes an appeal in terms of section 47(9)(e) of the Customs and Excise Act 91 of 1964 (the “Act”) against the tariff determinations made by SARS in its letter of demand and notice of intention to assess diesel refunds as contemplated in section 47(9)(a)(i)(bb) of the Act.
The main issue in dispute relates to the interpretation of Note 6 to Schedule 6, Part 3 of the Act, for purposes of determining whether or not PPM qualifies for the refund of fuel levies paid on diesel used in its mining activities.
PPM disputes the correctness of the determination by SARS and contends that it qualifies for the diesel refunds concerned. The crux of the dispute lies in determining whether the diesel concerned is purchased by PPM for (i) use and (ii) used for the purposes specified in, and subject to compliance with Note 6 to Schedule 6, Part 3 of the Act as provided for in rebate item 670.04. SARS alleges that PPM had been claiming diesel refunds on the basis of diesel purchased instead of eligible usage as required in terms of section 75(1A) of the Act. Furthermore PPM contracted 13 contractors to provide various mining services for the period April 2008 to August 2011. SARS alleges that the contractors were contracted on a “wet basis” and not a “dry basis,” therefore PPM was not entitled to claim the diesel refunds. Consequently, SARS argues that PPM is outside the scope of the requirements of section 75, read together with Note 6 to Part 3 of the Schedule 6 of the Act, which allows for the refund of levies for diesel purchased and used in primary activities in mining, under rebate item 670.04.
Should SARS successfully defend the application and the High Court rules in favor of SARS, PPM would be liable to pay SARS an amount of R62.0 million (for the diesel refund claims allowed by SARS), as this comprises diesel refunds paid by SARS to PPM. The application has been provisionally set down to be heard before the High Court in the first quarter of 2022.
Lesetlheng settlement and relocation agreements
Settlement agreement
On November 30, 2019, PPM, IBMR, the Lesetlheng Land Committee, the Lesetlheng Community and Lawyers for Human Rights’ Clients entered into a settlement agreement (the “Lesetlheng Settlement Agreement”), pursuant to which the parties reached agreement on the compensation payable to the Lesetlheng Community for loss of use of the Wilgespruit farm, in exchange for which the Lesetlheng Community agreed to provide PPM and IMBR unhindered access to the Wilgespruit farm. Pursuant to the Lesetlheng Settlement Agreement, the parties agreed that the Lesetlheng Community will be required to relocate their farming activities, which relocation would be facilitated by an agreed program of relocation compiled by the parties. The compensation payable for the use of the Wilgespruit farm is: (i) an amount equal to R2.2 million, being a retrospective rental payment for the historical use of portion 1 of the Wilgespruit farm from 2012 to November 30, 2019; (ii) an amount equal to approximately R720 thousand, being the annual rental amount to be payable with effect from the commencement date of mining operations; (iii) a contribution by PPM of an amount required for the procurement of alternative farming land that will be utilized by the Lesetlheng Community, provided that such amount will not exceed R20.0 million; and (iv) a contribution by PPM of an amount of R20.0 million for the displacement and re-establishment allowance for the Lesetlheng Community. In addition to the foregoing payments, PPM has agreed to contribute a total amount of R15.0 million to a local economic development trust established for the benefit of the Lesetlheng Community.
Relocation agreements
During November 2020, PPM and IBMR entered into relocation agreements (the “Relocation Agreements”) with 32 of the 34 farmers who occupied a portion of the area covered by the mining right held IBMR over the Wilgespruit farm in order to give effect to the Lesetlheng Settlement Agreement. We expect that the signatures with respect to the remaining two farmers are forthcoming. Pursuant to the Relocation Agreements, the parties have agreed that the farmers will temporarily be relocated to the remainder of the Wilgespruit farm not currently required for mining purposes, and in time access and relocate to additional substituted farming land to be acquired from the proceeds of the settlement as envisaged in the Lesetlheng Settlement Agreement. In addition, PPM and IBMR have agreed to pay each such farmer a once-off payment of R35 thousand. Substantially all of the farmers that have entered into a Relocation Agreement have been relocated to an alternate farming area.
Environmental, social and governance matters
We are committed to operating our business and engaging with our community in line with industry best-practice ESG principles, which include plans to: (1) align our business with the United Nations Sustainable Development Goals; (2) prepare our annual financial reports in accordance with the Global Reporting Initiative Standards, which assist companies in communicating and disclosing their impacts on inter alia environmental issues, human rights and corruption; (3) register to participate in voluntary disclosure programs, such as the Church of England Tailings Disclosure Programme; (4) strengthen our environmental management at our operations to comply with the IFC Performance Standards on Environmental and Social Sustainability; and (5) procure a dedicated supply of renewable energy for our operations. To this end we have appointed a Chief ESG Officer effective December 1, 2021. To date, we have significantly improved our safety and environmental performance since 2011 through stringent controls and procedures with no major reportable incidents for over three years. We are an active participant in our local community, who comprises approximately 63% of our workforce as of July 31, 2021 and represents a key 26% shareholder of the Company through the Tribal Authority structure .The local community is an essential partner for the success of our business and our continuous focus on the wellbeing of our work force has helped us achieve over six million fatality-free shifts worked over the past twelve years. In addition, we successfully negotiated with a farming community which occupied a portion of the Wilgespruit farm to gain full access to our mining properties. This has been an invaluable experience and has deepened our ability to work with a range of community stakeholders. We have reduced minor environmental incidents by 85% since 2015 with no reportable environmental incidents since 2017. Furthermore, we believe our Kell Process Technology will deliver an improved environmental footprint for our industry given lower energy consumption and reduced greenhouse gas emissions.

DESCRIPTION OF PROJECTS
Certain information that follows relating to our projects is derived from, and in some instances is an extract from, the Technical Report Summaries prepared in compliance with the SEC’s Modernization of Property Disclosures for Mining Registrants. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the Technical Report Summaries, which are included as exhibits to the registration statement of which this prospectus forms a part.
P-S-M Project
Overview
The P-S-M Project encompasses all of our existing and planned mining activities on the Western Limb of the Bushveld Complex in South Africa, excluding the Kruidfontein Project. The P-S-M Project envisages the integrated production from the existing and operational Pilanesberg Platinum Mine (West Pit) with planned production from the East Pit by end of 2021, and from our underground mine project that will access the Central Underground Block and East Underground Block, within the contiguous Tuschenkomst, Wilgespruit and Magazynskraal farms. We plan to access the two underground mining blocks through two decline shafts located respectively east of the West Pit highwall and on the Wilgespruit farm. The P-S-M Project relies on the existing infrastructure and concentrators at the West Pit, supplemented by additional surface infrastructure to support the planned underground operations. The West Pit, which is operated by PPM, is located approximately160 km northwest of Johannesburg and approximately 66 km north of Rustenburg. The P-S-M Project is situated within the boundaries of the Moses Kotane Municipality along the northern edge of the Pilanesberg Alkaline Complex in the North West Province of South Africa. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
The following map illustrates the P-S-M Project mining rights and the areas that they cover (also showing Kruidfontein):

26°55'0"E
27°0'0"E
27°5'0"E
27°10'0"E
NORTH WEST PROVINCE
Magazynskraal
Kruidfontein
Sedibelo West
PPM
NOPR NW 30/5/1/1/2/10723 PR
NW 30/5/1/1/2/1680 PR
WILGESPRUIT
2JQ
NOMR NW30/5/1/2/2/333 MR
TUSCHENKOMST
135JP
NOMR NW 30/5/1/2/2/320 MR
WITKLEIFONTEIN
136JP
SEDIBELO
CENTRAL
SEDIBELO
EAST
MAGAZYNSKRAAL
3 JQ
MIDDELKUIL
8 JQ
NOPR NW 30/5/1/1/2/1025PR
MODDERKUIL
30 JQ
LEGKRAAL
KOEDOESFONTEIN
ROODERAND
46JQ
Mining Exclusion Area
KRUIDFONTEIN
40 JQ
ZANDSPRUIT 168 JP
PILANESBERG NATIONAL PARK
RUIGHOEK
169JP
PILANESBERG NATIONAL PARK
0 0.5 1 2 3 4 5
Kilometres
25°5'0"S
25°10'0"S

Mining assets
The following map illustrates the components of our P-S-M Project:
Pilanesberg Platinum Mine (West Pit)
The Pilanesberg Platinum Mine is our primary operating asset. It is located primarily on the Tuschenkomst farm. The Pilanesberg Platinum Mine consists of:
•
the opencast West Pit on the Tuschenkomst farm, which commenced production in March 2008;

•
a PGM concentrator, adjacent to the West Pit; and

•
a chromite removal plant, adjacent to the West Pit.

We supervise the load and haul contractor and contractors specializing in drilling, blasting and ROM ore preparation and manage the PGM concentrator and chromite plant. Our principal focus is to maximize profitable metal output from the concentrator.
East Pit
The East Pit is an opencast PGM mine that we are developing on the Sedibelo Central region of the Wilgespruit farm. Production at the East Pit is expected to commence in the first quarter of 2022.
Underground mine
We plan to develop a shallow underground mine that will access the Central Underground Block (located in the Sedibelo Central Region) and East Underground Block (located in the Sedibelo East and Magazynskraal regions), We plan to access the two underground mining blocks through two decline shafts located respectively east of the West Pit highwall and on the Wilgespruit farm (see diagram above).
The East Underground Block, which has the least structural complexity and quicker access to ore, will be mined first. This will allow for lower initial capital requirements and quicker realization of cash flows by mining the higher-grade orebody first. Our existing concentrator plant will be used to process the reef. This will require minimal reconfiguration of the concentrator plant and will significantly reduce the capital requirements and project timeline.
Tender enquiries to appoint an engineering-, procurement-, construction-, and management (EPCM) contractor and mining contractor have been completed. The tender adjudication process commenced in

September 2021, with the appointment of contractors expected by the end of 2021. Implementing the detailed designs will commence thereafter.
Location
The co-ordinates for the P-S-M Project, taken as the center of the current eastern highwall of the West Pit, are shown in the following table:
Projection: TM (WGS System) Ellipsoid: WGS 1984 LO 27 East
WGS27 Co-ordinates		Geographical Co-ordinates
Y	X	Latitude	Longitude
-1 050.132	+2 777 366.661	25º06’07.64”S	27º00’37.48”E
Ownership
We hold 100% of the mineral rights to the P-S-M Project.
Mineral rights
The following table summarizes certain information regarding the P-S-M Project’s mineral rights and properties:
Asset	Mineral Rights and Properties	Minerals Included in NOMR/ NOPR	Holder of Mineral Rights	Interest Held	Status	License Expiration Date	License Area (ha)	Comments
PPM (West Pit)	NOMR NW30/5/1/2/2/32OMR: Ptn 3 of the farm Rooderand 46JQ	PGMs, Au, Cu, Ni, Co, Cr and associated minerals	PPM	100%	Production	02/2038	5,453.7380
NOMR executed on
February 14, 2008.
Registered in the Mineral
and Petroleum Titles
Registration Office
(MPTRO) Pretoria on 24
June 2008. Chrome rights on
Tuschenkomst were included
via a Section 102 approval in
July 2015.

	RE of Ptn 1, Ptns 2, 3,4,6,9.13 and 15 of the farm Ruighoek 169JP (Ptns 10,11,12,14 excluded)	All minerals excluding Cr
	The farm Tuschenkomst 135JP	PGMs, Au, Cu, Ni, Co, and associated minerals, and Cr (Section 102)						SURFACE RIGHTS: Farms are state-owned land held in trust for the BBKT. Ruighoek surface rights are held by the Batlhako Ba-Leema Tribe and the State.
	Ptn 1 and RE of the farm Witkleifontein 136JP	All minerals
	Sedibelo West mining area (Section 102): A portion of the farm Wilgespruit 2JQ Ptn 1 of the farm Rooderand 46JQ	PGMs, Au, Cu, Ni, Co, Cr	PPM	100%	Production	02/2038	439.7830	Section 102 amendment to incorporate Sedibelo West properties. SURFACE RIGHTS: Farms are owned by the BBKT. IBMR has a registered lease agreement to access the farms.
	NOMR NW30/5/1/2/2/333MR: The farm Wilgespruit 2JQ A portion of the farm Legkraal 45JQ							Section 11(2) transfer of controlling interest in IBMR to PPM and transfer of rights to PPM received on February 13, 2014. Boxcut and initial clearing for East Pit started, but work

Asset	Mineral Rights and Properties	Minerals Included in NOMR/ NOPR	Holder of Mineral Rights	Interest Held	Status	License Expiration Date	License Area (ha)	Comments
Sedibelo (East Pit and Central Decline) (East Decline shared with Magazynskraal)	A portion of the farm Koedoesfontein 42JQ Ptn 1 of the farm Rooderand 46JQ	PGMs, Au, Cu, Ni, Co, Cr	PPM (IBMR)	100%	Development	06/2038	4,366.1270 (after transfer of Sedibelo West)
stopped.
Section 102 application in
terms of MPRDA to
incorporate the two
Magazynskraal NOPRs into
the IBMR NOMR NW30/5/
1/2/2/333MR submitted in
May 2017.
SURFACE RIGHTS:
Farms are owned by the
BBKT.
IBMR has a registered lease
agreement to access the
farms.

Magazynskraal (East Decline shared with Sedibelo)	NOPR NW30/5/1/1/2/10723PR (PGMs) and NOPR NW30/5/1/1/2/10947PR (Au, Ag, base metals):	Pt, Pd, lr, Ru, Rh, Os Au, Ag, Cu, Ni, Co, Cr	Richtrau	100%	Development	06/2019 10/2018	2,801.6647
Renewed NOPRs were
executed on 28 June 2016
and registered in MPTRO:
Pretoria on August 26, 2016.
Section 102 application in
terms of MPRDA to
incorporate the two NOPRs
into the IBMR NOMR
NW30/5/1/2/2/333MR
submitted in May 2017.

	The farm Magazynskraal 3JQ Mining Right Application NW30/5/1/2/2/10029MR submitted in July 2012, granted by DMRE in 2016. Put on hold.	PGMs, Au, Ag, Cu, Ni, Co, Cr						SURFACE RIGHTS: Farm is state-owned land held in trust for the Bakgatla. Access agreement has been concluded.

Notes:
Ptn
portion

RE
remaining extent

Rem
remainder

For more information about the mineral rights associated with the P-S-M Project, see Section 2.3 of the P-S-M Technical Report Summary
Geology and mineralization
The Bushveld Complex of South Africa is the world’s largest repository of the PGMs in the world with an exposed surface area of some 67000 km2. The Bushveld Complex consists of a massive ultramafic-mafic layered intrusion and a suite of associated granitoid rocks intrusive into the early Proterozoic Transvaal Basin within the north central Kaapvaal Craton. The ultramafic-mafic layered rocks collectively referred to as the Rustenburg Layered Suite (“RLS”) are in five “lobes,” namely the Western, Far Western, Eastern, Northern and Southern (Bethal) lobes. The magmatic layering of the RLS is remarkably consistent and can be correlated throughout most of the Bushveld Complex.
The RLS is divided into five major stratigraphic units, as follows:
•
The lowermost Marginal Zone ranges in thickness from several meters to several hundred meters and comprises a heterogeneous succession of generally unlayered basic rocks dominated by norites;

•
Ultramafic rocks dominate the Lower Zone. These vary in thickness with the thinnest units developed over structural highs in the basin floor;

•
The Critical Zone contains the economic PGM resources of the Bushveld Complex: the Lower Critical Zone, Upper Critical Zone and the chromitite layers which occur in three distinct groupings i.e. the Lower Group (LG), the Middle Group (MG) and the Upper Group (UG);

•
The Main Zone is the thickest unit within the RLS and comprises approximately half the RLS stratigraphic interval. It consists of gabbro-norites with some anorthosite and pyroxenite layering. Banding or layering is not as well developed as in the Critical and Lower Zones; and

•
The Upper Zone is dominated by gabbros with some banded anorthosite and magnetite. There is no chilled contact with the overlying rhyolite and granophyres of the Lebowa Granite Suite.

The two most economically significant PGM mineralized layers of the Bushveld Complex, namely the Merensky Reef and the UG2 Reef, are continuous over hundreds of kilometers. The reefs include varying proportions of PGMs as well as elevated concentrations of gold, nickel, copper and cobalt as base metal sulfides.
The Western Limb of the Bushveld Complex is subdivided into two sectors separated by the younger Pilanesberg alkaline intrusive complex: the northern Swartklip sector and the southern Rustenburg sector. In the Swartklip sector where the P-S-M Project is located, the Upper Critical Zone stratigraphy between the UG2 Reef and Merensky Reef is significantly telescoped, ranging in thickness between 12 and 25 m, compared with a thickness of 120 m or more in other parts of the Bushveld Complex. In addition, the interval between the UG2 Reef and the Merensky Reef contains the PGM bearing Pseudo Reef Package, which is not encountered elsewhere in the Bushveld Complex.
For more information about the geology and mineralization of the P-S-M Project assets, see Section 5 of the P-S-M Technical Report Summary.
Status of exploration, development and operations
West Pit (Tuschenkomst) (Operational)
The Environmental Management Plan (“EMP”) for the Tuschenkomst farm (and surrounding farms of Rooderand, Witkleifontein and Ruighoek) was approved by the DMRE in February 2008 and a New Order Mining Right (“NOMR”) (NW30/5/1/2/2/320MR) was awarded.
Removal of overburden commenced in April 2008 with the first PGM concentrate dispatched in April 2009. The Sedibelo West mining area was incorporated into the PPM mining right in April 2012.
The West Pit commenced production in March 2008 and has operated continuously since then.
Sedibelo (Wilgespruit)
Anglo Platinum Limited conducted exploration on Wilgespruit between 1971 and 1999, completing more than 160 diamond drill holes and sinking an exploration shaft to a depth of 70 m to intersect the Merensky Reef. A 650 m long reef drive was developed along strike to establish the level of structural disturbance and test the grade variation.
Barrick Limited conducted exploration during 2004 and 2005 comprising soil sampling, aeromagnetic survey, seismic surveys, prospecting shaft investigations, exploration drilling and extraction of a bulk sample. Exploration comprising exploration/geotechnical drilling, metallurgical and studies continued from 2005 to 2008, with a NOMR (NW30/5/1/2/2/333MR) granted in June 2008. A section 102 application to incorporate the two New Order Prospecting Rights (“NOPRs”) of Magazynskraal into the Sedibelo NOMR (NW30/5/1/2/2/333MR) was submitted in May 2017.
Magazynskraal
Rustenburg Platinum Mines (a subsidiary of Anglo Platinum Limited) conducted exploration drilling on Magazynskraal from 1994 to 2009, completing 31 diamond drill holes. Following grant of two NOPRs to Richtrau in July 2008, a further 108 diamond drill holes and twelve 2D seismic traverses were completed between 2009 and 2011. A pre-feasibility study for the Sedibelo East/Magazynskraal ore body was completed in October 2011.
A NOMR (NW30/5/1/2/2/10029MR) was granted in May 2016, but registration was put on hold.
A section 102 application to incorporate the two Magazynskraal NOPRs (as well as the Kruidfontein NOPR) into the Sedibelo NOMR (NW30/5/1/2/2/333MR) was submitted in May 2017. Completion of this section 102 process is dependent on a NOMR being granted for Kruidfontein, which in turn is dependent on a consolidated Environmental Management Programme Report (“EMPr”) for Wilgespruit, Magazynskraal and Kruidfontein being approved by the DMRE. The Environmental Impact Assessment (“EIA”) and EMP processes commenced in late 2020.
An integrated study for the combined exploitation of the West Pit, East Pit and the Central Underground Block (Wilgespruit) and East Underground Block (Wilgespruit and Magazynskraal) was completed in August 2020. While the engineering designs for the mining, surface infrastructure, underground infrastructure and ventilation were done to a feasibility study level of confidence, certain aspects do not satisfy the requirements of subpart 1300 of Regulation S-K for a feasibility study, as follows:
•
capital estimates for modifications and/or additions to the processing plants include contingencies that are >10% (not at feasibility study status);

•
permitting requirements are identified but not finalized (pre-feasibility status);

•
geotechnical drilling is still required at the boxcuts and along the decline spines for detailed design purposes (pre-feasibility study status);

•
geotechnical assessment is required for foundation designs at the West Portal (pre-feasibility study status);

•
reclamation and mitigation plans are detailed but not finalized (pre-feasibility status); and

•
Environmental impact studies for the Section 102 application which commenced in late 2020 are not finalized (not at feasibility study status).

There are no exploration activities required for the West Pit operations. Current exploration programs for the East Pit, Central and East Underground Blocks comprise the following:
•
East Pit:

•
Year 1 – 29 diamond drill holes with triple-tube drilling in shallower areas, total around 1,300 m, to target the silicate reefs.

•
Central Underground Block:

•
Diamond drill holes along the line of the portal and decline;

•
Around 35 diamond drill holes to extend the resources in the south and infill drilling as required in the current planned mining area;

•
Downhole geophysics included in 25% of holes (for geotechnical and structural information);

•
Ground-magnetic survey lines across the line of the decline to check for structure and dykes; and

•
This drilling is planned to take place from 2022 to 2026.

•
East Underground Block:

•
Twelve diamond drill holes along the line of the portal and decline;

•
Diamond drill holes planned for downhole geophysics to ascertain geotechnical and structural information; and

•
Ground-magnetic survey undertaken across the line of the decline to check for major structures such as dykes.

The consolidated exploration budget for 2021 to 2026 for the P-S-M Project is summarized in the following table (in millions of ZAR):
Property	Totals	2021	2022	2023	2024	2025	2026
East Pit	19.5	3.8	5.3	5.2	5.2
Central Underground Block	62.5	0.0	1.2	16.2	33.9	10.3	0.9
East Underground Block	10.6	9.7	0.9	0.0	0.0	0.0	0.0
For more information about the exploration, development and operations of the P-S-M Project assets, see Sections 4 and 6 of the P-S-M Technical Report Summary.
Mining methods, ore processing and infrastructure
Mining methods
The West Pit ore body is mined by conventional open pit methods using truck and shovel operations. The same mining method is planned for the East Pit. The mining sequence is driven by ROM annual targets and the backfilling of waste to mined out areas within the open pit. The designs and scheduling of the open pit mining in the West and East Pits were conducted on a combined basis to sustain the current production levels of 230 ktpm of silicates and 67 ktpm of UG2 ore to the plant.
Only the UG2 Reef and the PUP Reef are of economic importance underground. The Central and East Underground Blocks will be accessed via two triple-barrel declines, one per block. Construction for the boxcuts for the East and Central Portals is scheduled to commence in January 2022 and January 2024 respectively. Conventional breast mining with off-reef access was selected as the mining method, due to the dip of the ore body (12° to 14°), the narrow channel width of UG2 Reef and PUP Reef and faulting on the reef plane. All footwall development is done using a trackless mechanized mining fleet. The East and Central Underground Blocks are designed to each produce 80 ktpm of ROM ore.
Underground infrastructure in both blocks consists of trucking to ore and waste silos, decline conventional conveyors, chairlifts, ventilation network and staged dewatering.
Ore processing
The 230 ktpm silicate and 67 ktpm UG2 concentrators are of conventional MF2 (mill-float-mill-float) design located at the West Pit operation. Once open pit operations cease, the larger Merensky (silicate) circuit will be reconfigured to handle an underground ore feed of 160 ktpm which comprises predominantly ore from the UG2 Reef.
A chrome recovery plant utilizing a two-stage reverse classifier circuit which is installed at the inter-stage position (between the primary and secondary circuits) produces metallurgical grade chromite of 40.0% to 42.0% Cr2O3 grade.
The tailings from the Merensky and UG2 circuits are combined and fed to a tailings scavenging plant. The tailings are disposed to a tailings storage facility.
The combined PGM concentrate is currently transported to Impala for toll-treating where the base metals and PGMs are extracted to final metal.
Kellplant, a wholly-owned subsidiary of KTSA, plans to construct the 110 ktpa capacity Kell Processing Plant in the Pilanesberg Platinum Mine complex to be able to treat all the concentrate from the Group’s operations with effect from 2024.
Infrastructure
The P-S-M Project adopts surface trucking of ore and waste until each underground block reaches steady state production, at which time surface Doppelmayr RopeCon® systems will be commissioned. These will convey ore across to the ROM ore tip for the PPM concentrators and waste to the waste deposition points in the available pits.

The existing tailings storage facility at PPM’s West Pit operation has sufficient capacity to handle the tailings generated by the P-S-M Project over the scheduled life-of-mine plan.
For more information about the mining methods, ore processing and infrastructure of the P-S-M Project, see Sections 12, 13 and 14 of the P-S-M Technical Report Summary.
Production
As of November 30, 2021, the West Pit was our sole operating mine.
Due to the close proximity of the PGM bearing Merensky and Pseudo reefs (“the silicate package”) and the U2D package (containing the UG2 reef) in this part of the Bushveld Complex, both of these ore bodies are extracted in the West Pit. The silicate package is processed in the Merensky circuit of the concentrator, and the U2D package is routed through the Dense-Medium Separator (DMS) and then processed in the UG2 circuit. The concentrates from both reef packages are blended and sent to local smelters for further processing into refined metals in terms of the Impala Offtake Agreement.
Construction of a chromite removal plant commenced in January 2017. The extraction of chromite from the UG2 circuit is an additional revenue stream, and at a small incremental operational cost, is a positive contributor to operating results. The plant was commissioned in September 2017, and the first revenue was received in March 2018. Care is taken not to compromise PGM production in the process of improving the production of the by-product.
Production at the East Pit is expected to commence in the first quarter of 2022.
The table below sets forth our certain measures of our aggregate production for the periods indicated.
	For the Year Ended December 31,
	2020	2019	2018
Reef delivered to the ROM pad (tonnes)(1)	3,952,626	4,121,807	3,757,699
Reef processed (tonnes)(2)	3,414,661	3,870,515	4,089,373
Reef milled (tonnes)(3)	3,089,285	3,517,579	3,687,973
Average milled head grade (g/t)	1.79	1.57	1.69
Average recovery rate (%)	71	70	76
Average recovered grade (g/t)	1.29	1.11	1.29
4E dispatched and sold (ounces):
Platinum	82,110	81,825	93,955
Palladium	34,099	33,217	41,140
Rhodium	9,798	10,017	12,509
Gold	2,747	2,257	2,771
Total 4E dispatched and sold	128,754	127,316	150,375

(1)
“Reef delivered to the ROM pad” means the total reef tonnes including dilution mined from a series of benches in the open pit.

(2)
“Reef processed” means the reef tonnes mined that either upgraded using the Dense-Medium Separator (DMS) plant and/or milled. The total tonnes processed equal the tonnes mined.

(3)
“Reef milled” means upgraded and mined reef tonnes milled, adjusted for unprocessed ore inventory.

Mineral Reserves
All Mineral Reserves for the P-S-M Project have been classified in the probable category. The Company will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled. The tables below set forth the Mineral Reserve estimates for the West Pit, East Pit, Central Underground Block and East

Underground Block at June 30, 2021. Mineral Reserves are reported as RoM ore delivered to the RoM stockpile (open pits) or to surface (underground mines).
With respect to the West Pit and the East Pit, there was no cut-off grade applied during the optimization and scheduling process. Because of the nature of the ore body, a strategic decision was made to mine all reef material thus dilution of more than 64% and 94% has been applied to the silicates and UG2 material respectively. With respect to the Central and East Underground Blocks, the production schedule targeted material that is above the cut-off grade or breakeven grade for inclusion in the life-of-mine plan. Only the UG2 and PUP (Merensky potholed on to the UPR) reefs are of economic importance underground. The average 4E grade for both reef horizons is above the break-even grade and it is therefore considered to be economical to mine where designed.
For more information about the key assumptions, parameters and methods used to estimate Mineral Reserves of the P-S-M Project assets, see Section 11.1 of the P-S-M Technical Report Summary.
West Pit
Area	Reef	Tonnage (Mt)	PGM Grade (g/t)
			4E	6E	Pt	Pd	Rh	Ru	Ir	Au
Probable Mineral Reserves
West Pit	Silicates	9.2	1.34	1.46	0.81	0.41	0.06	0.10	0.02	0.06
	UG2	5.2	2.17	2.66	1.28	0.61	0.26	0.40	0.09	0.01
Total Probable Mineral Reserves West Pit		14.4	1.64	1.89	0.98	0.48	0.13	0.21	0.05	0.04
	6E prill Silicates				55.31%	27.83%	4.37%	6.89%	1.42%	4.18%
	6E prill UG2				48.35%	23.05%	9.66%	14.97%	3.50%	0.47%
Area	Reef	Tonnage (Mt)	Contained 4E (Moz)	Contained 6E (Moz)	Base Metal Grade (%)		Contained Base Metal (kt)
					Ni	Cu	Ni	Cu
Probable Mineral Reserves
West Pit	Silicates	9.2	0.40	0.43	0.09%	0.01%	8.6	1.8
	UG2	5.2	0.36	0.44	0.01%	0.00%	0.5	0.1
Total Probable Mineral Reserves West Pit		14.4	0.76	0.87	0.06%	0.01%	9.0	1.9

Notes:
(1)
Mineral Reserves are reported as RoM ore delivered to the RoM pad.

(2)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(3)
Mineral Reserves should not be interpreted as assurances of economic life.

(4)
Mineral Reserves are derived from an optimized pit using a 4E basket price of ZAR21,000/oz without application of a cut-off grade.

(5)
1 troy ounce = 31.1034768g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Reserves – Chromite	Tonnage (Mt)	Cr2O3 Grade (%)	Cr2O3 Content (kt)
Probable Mineral Reserves
West Pit	5.2	11.9	614
Total Probable Mineral Reserves	5.2	11.9	614

Note:
(1)
Conversion of Cr to Cr2O3 is 1:1.4616.

East Pit
Area	Reef	Tonnage (Mt)	PGM Grade (g/t)
			4E	6E	Pt	Pd	Rh	Ru	Ir	Au
Probable Mineral Reserves
East Pit	Silicates	12.9	1.01	1.11	0.60	0.31	0.05	0.08	0.02	0.05
	UG2	7.7	2.47	3.00	1.49	0.69	0.28	0.43	0.10	0.01
Total Probable Mineral Reserves East Pit		20.5	1.56	1.82	0.93	0.45	0.14	0.21	0.05	0.04
	6E prill Silicates				54.02%	27.78%	4.62%	7.19%	1.50%	4.87%
	6E prill UG2				49.50%	23.11%	9.31%	14.40%	3.37%	0.31%
Area	Reef	Tonnage (Mt)	Contained 4E (Moz)	Contained 6E (Moz)	Base Metal Grade (%)		Contained Base Metal (kt)
					Ni	Cu	Ni	Cu
Probable Mineral Reserves
East Pit	Silicates	12.9	0.42	0.46	0.09%	0.01%	11.1	1.9
	UG2	7.7	0.61	0.74	0.01%	0.00%	0.6	0.4
Total Probable Mineral Reserves East Pit		20.5	1.03	1.20	0.06%	0.01%	11.7	2.3

Notes:
(1)
Mineral Reserves are reported as RoM ore delivered to the RoM pad.

(2)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(3)
Mineral Reserves should not be interpreted as assurances of economic life.

(4)
Mineral Reserves are derived from an optimized pit using a 4E basket price of ZAR21,000/oz without application of a cut-off grade.

(5)
1 troy ounce = 31.1034768g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Central and East Underground Blocks
Area	Reef	Tonnage (Mt)	PGM Grade (g/t)
			4E	6E	Pt	Pd	Rh	Ru	Ir	Au
Probable Mineral Reserves
Central Underground Block	PUP	0.7	4.59	4.90	2.93	1.33	0.16	0.27	0.04	0.17
	UG2	12.1	4.77	6.12	2.82	1.36	0.56	0.92	0.43	0.03
Total Central Block		12.8	4.76	6.05	2.83	1.35	0.54	0.89	0.41	0.04
East Underground Block	PUP	7.1	4.52	4.99	2.84	1.27	0.25	0.40	0.08	0.16
	UG2	24.3	4.11	5.08	2.50	1.11	0.49	0.77	0.19	0.01
Total East Block		31.4	4.21	5.06	2.58	1.14	0.44	0.69	0.17	0.05
Total Underground	PUP	7.8	4.52	4.99	2.85	1.28	0.24	0.39	0.07	0.16
	UG2	36.4	4.33	5.42	2.61	1.19	0.52	0.82	0.27	0.02
Total Probable Mineral Reserves		44.2	4.37	5.35	2.65	1.20	0.47	0.74	0.24	0.04
Area	Reef	Tonnage (Mt)	Contained PGMs		Base Metal Grade (%)		Contained Base Metal (kt)
			(4E Moz)	(6E Moz)	Ni	Cu	Ni	Cu
Probable Mineral Reserves
Central Underground Block	PUP	0.7	0.1	0.1	0.14%	0.06%	1.0	0.4
	UG2	12.1	1.9	2.4	0.01%	0.00%	1.1	0.2
Total Central Block		12.8	2.0	2.5	0.02%	0.00%	2.1	0.6
East Underground Block	PUP	7.1	1.0	1.1	0.15%	0.06%	10.4	4.1
	UG2	24.3	3.2	4.0	0.01%	0.00%	2.9	0.7
Total East Block		31.4	4.3	5.1	0.04%	0.02%	13.2	4.8
Total Underground	PUP	7.8	1.1	1.2	0.15%	0.06%	11.3	4.5
	UG2	36.4	5.1	6.3	0.01%	0.00%	4.0	0.9
Total Probable Mineral Reserves		44.2	6.2	7.6	0.03%	0.01%	15.3	5.4

Notes:
(1)
Mineral Reserves are reported as RoM ore delivered to the surface.

(2)
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

(3)
Mineral Reserves should not be interpreted as assurances of economic life.

(4)
Mineral Reserves are reported at cut-off RoM grades of 2.32 g/t 4E and 2.67 g/t 4E for UG2 and PUP respectively. These are based on 4E basket prices of USD1,587/oz and USD1,336/oz and plant recoveries of 79% and 81% for the UG2 and PUP reefs respectively.

(5)
1 troy ounce = 31.1034768g.

(6)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Reserves – Chromite	Tonnage (Mt)	Cr2O3 Grade (%)	Cr2O3 Content (kt)
Probable Mineral Reserves
Magazynskraal	24.3	23.1	1,990
Total Probable Mineral Reserves	24.3	23.1	1,990

Note:
(1)
Conversion of Cr to Cr2O3 is 1:1.4616.

Mineral Resources
The tables below set forth the Measured, Indicated and Inferred Mineral Resource estimates for the West Pit, Central Underground Block and East Underground Block at June 30, 2021. Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them. There are no exclusive Mineral Resources for the East Pit. The Mineral Resources are presented on an in-situ basis.
To assess the prospects of economic extraction, SRK Consulting calculated a cut-off grade based on certain mining and processing assumptions. A basket price for all the metals was calculated by weighting each of the three-year trailing average prices by the metal’s contribution to the 4E value for each reef package cut. The contribution of ruthenium, iridium and base metals was not considered. A 20% premium over the above basket prices was used for the cut-off grade calculations. The West Pit in-situ Mineral Resources are stated using a 4E basket price of R21,000/oz. The Central Underground Block in-situ Mineral Resources are stated using 4E basket prices of US$1,809/oz for the PUP Reef and US$2,435 for the UG2 Reef. The East Underground Block in-situ Mineral Resources are stated using 4E basket prices of US$2,419/oz for the UG2 Reef, US$1,904 for the MR PUP Reef, US$1,859 for the MRC Reef and US$1,963 for the UPR Reef.
For more information about the key assumptions, parameters and methods used to estimate Mineral Resources of the P-S-M Project assets, see Section 10.1 of the P-S-M Technical Report Summary.

West Pit (Exclusive of Mineral Reserves)
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	PGM Grade (g/t)
				4E	6E	Pt	Pd	Rh	Au	Ru	Ir
Measured Mineral Resource
West Pit	Upper Pseudo Reef (S2)
	Lower Pseudo (S2)
	U2D	0.00	43	4.01	4.92	2.39	1.11	0.48	0.03	0.74	0.17
Total Measured West Pit		0.00	43	4.01	4.92	2.39	1.11	0.48	0.03	0.74	0.17
	6E prill					48.5%	22.5%	9.7%	0.6%	15.1%	3.5%
Indicated Mineral Resource
West Pit	Upper Pseudo Reef (S2)	0.75	57	8.00	8.81	5.03	2.32	0.40	0.25	0.68	0.13
	Pseudo Reef HZB (S2)	5.49	22	1.67	1.82	0.98	0.53	0.08	0.08	0.12	0.03
	Lower Pseudo (S2)	1.48	98	2.95	3.13	1.79	0.88	0.12	0.17	0.14	0.04
	U2D	3.44	57	3.68	4.50	2.23	1.00	0.43	0.02	0.66	0.16
Total Indicated West Pit		11.16	86	2.89	3.29	1.75	0.84	0.21	0.09	0.33	0.07
	6E prill					53.1%	25.6%	6.5%	2.6%	10.0%	2.3%
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	Contained 4E	Contained 6E	Base Metal Grade (%)		Contained Base Metal (t)
				(Moz)	(Moz)	Ni	Cu	Ni	Cu
Measured Mineral Resource
West Pit	Upper Pseudo Reef (S2)
	Lower Pseudo (S2)
	U2D	0.00	43	0.00018	0.00023	0	0	0	0
Total Measured West Pit		0.00	43	0.00018	0.00023	0	0	0	0
	6E prill
Indicated Mineral Resource
West Pit	Upper Pseudo Reef (S2)	0.75	57	0.19	0.21	0.20	0.09	1,505	669
	Pseudo Reef HZB (S2)	5.49	22	0.30	0.32	0.18	0.03	10,021	1,375
	Lower Pseudo (S2)	1.48	98	0.14	0.15	0.13	0.03	1,967	574
	U2D	3.44	57	0.41	0.50	0.02	0.00	563	140
Total Indicated West Pit		11.16	86	1.04	1.18	0.12	0.02	14,056	2,758

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
S1 package is excluded from Mineral Resource Statement because it is impractical to mine selectively

(3)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves that may be derived from them.

(4)
Open pit optimization was based on an assumed 4E basket price of R21,000/oz, assumed mining and processing cost of R445/t and reported within a pit shell that is based on a 120% revenue factor.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the tables have been rounded to reflect the accuracy of the estimates, and may not sum due to rounding.

Mineral Resources – Chromite	Reef	Reef Width (cm)	Tonnage (Mt)	Cr2O3 Grade (%)	Cr2O3 Content (kt)
Indicated Mineral Resources
West Pit	U2D	226	3.44	20.0	686
Total Indicated Mineral Resources		226	3.44	20.0	686

Note:
(1)
Conversion of Cr to Cr2O3 is 1:1.4616

(2)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors., such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(3)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves that may be derived from them.

(4)
Open pit optimization was based on an assumed 4E basket price of R21,000/oz, assumed mining and processing cost of R445/t and reported within a pit shell that is based on a 120% revenue factor.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the tables have been rounded to reflect the accuracy of the estimates, and may not sum due to rounding.

Mineral Resources – Low grade stockpiles	Volume (Mm3)	Bulk Density	Tonnage (Mt)	4E Grade (g/t)	4E Content (Moz)
Inferred Mineral Resources
TSF tailings for retreatment	28.2	2.0	55.24	0.70	1.25
Low-grade stockpile (scats and DMS discards)		1.8	0.53	0.54	0.009
Total low-grade stockpiles			55.76	0.70	1.26

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

(2)
1 troy ounce = 31.1034768 g.

(3)
Numbers in the tables have been rounded to reflect the accuracy of the estimates, and may not sum due to rounding.

Central Underground Block (Exclusive of Mineral Reserves)
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	PGM Grade (g/t)
				4E	6E	Pt	Pd	Rh	Au	Ru	Ir
Indicated Mineral Resource
Sedibelo Central UG	PUP	0.43	1.22	5.90	6.45	3.68	1.71	0.29	0.22	0.47	0.08
	UG2	3.81	1.12	6.67	8.51	3.98	1.89	0.77	0.03	1.26	0.59
Total Indicated Sedibelo Central UG		4.24		6.59	8.58	3.95	1.87	0.72	0.05	1.26	0.58
	6E prill					46%	22%	8%	1%	15%	7%
Inferred Mineral Resource
Sedibelo Central UG	PUP	1.14	1.20	7.03	7.78	4.52	1.90	0.40	0.22	0.64	0.11
	UG2	7.92	1.12	6.47	8.30	3.97	1.70	0.76	0.03	1.25	0.58
Total Inferred Sedibelo Central Crown Pillar		9.06		6.54	8.23	4.04	1.73	0.72	0.06	1.17	0.52
	E prill					49%	21%	9%	1%	14%	6%
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	Contained 4E (Moz)	Contained 6E (Moz)	Base Metal Grade (%) Ni	Contained Base Metal (t)
							Cu	Ni	Cu
Indicated Mineral Resource
Sedibelo Central UG	PUP	0.43	1.22	0.08	0.09	0.19	0.08	808	343
	UG2	3.81	1.12	0.82	1.04	0.01	0.00	377	92
Total Indicated Sedibelo Central UG		4.24		0.90	1.13	0.03	0.01	1,185	435
	6E prill
Inferred Mineral Resource
Sedibelo Central UG	PUP	1.14	1.20	0.26	0.29	0.21	0.08	2,399	939
	UG2	7.92	1.12	1.65	2.11	0.01	0.00	812	161
Total Inferred Sedibelo Central Crown Pillar		9.06		1.90	2.40	0.04	0.01	3,211	1,100

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resource estimated will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves that may be derived from them.

(3)
The in-situ Mineral resources are reported above 4E cut-off grades of 1.68 g/t and 1.83 g/t for UG2 and PUP reefs respectively. These are based on 4E basket prices of USD2,435/oz and USD1,809/oz and plant recoveries of 82% and 85% for UG2 and PUP respectively.

(4)
Reef width represents the vertical thickness and not true thickness.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the tables have been rounded to reflect the accuracy of the estimates, and may not sum due to rounding.

Mineral Resources – Chromite	Reef	Reef Width (cm)	Tonnage (Mt)	Cr2O3 Grade (%)	Cr2O3 Content (kt)
Inferred Mineral Resources
Central Underground	UG2	1.14	11.7	26.5	3,110
Total Inferred Mineral Resources		1.14	11.7	26.5	3,110

Notes:
(1)
Cr to Cr2O3 conversion is 1:1.461.

(2)
The chromite Mineral Resources are classified in the Inferred Mineral Resources category due to the uncertainty in the grade which is derived from a regression analysis on a small sample of UG2 density and chrome grades. The UG2 is mined as part of the life-of-mine plan for its PGM content. While a chromite concentrate is produced in the plant, the recovered chromite is excluded from the economic analysis.

(3)
The in-situ Mineral Resources are reported exclusive of the material extracted as part of the life-of-mine.

(4)
1 troy ounce = 31.1034768 g.

(5)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

East Underground Block (Exclusive of Mineral Reserves)
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	PGM Grade (g/t)
				4E	6E	Pt	Pd	Rh	Au	Ru	Ir
Measured Mineral Resources
Sedibelo East	UG2	0.29	1.23	5.76	7.06	3.45	1.57	0.69	0.02	1.06	0.27
Magazynskraal	UG2	0.00	1.38	5.31	6.55	3.18	1.47	0.64	0.02	1.00	0.24
Total Measured Mineral Resources		0.29	1.23	5.76	7.06	3.45	1.57	0.69	0.02	1.06	0.27
	6E prill					48.9%	22.3%	9.8%	0.3%	14.9%	3.8%
Indicated Mineral Resources
Sedibelo East	MR PUP	2.25	1.17	5.35	5.85	3.25	1.62	0.25	0.23	0.41	0.09
	MR Contact	6.46	1.18	2.33	2.67	1.47	0.61	0.13	0.11	0.23	0.11
	UPR	8.54	1.16	2.25	2.55	1.38	0.73	0.11	0.09	0.18	0.05
	UG2	6.47	1.39	5.48	6.70	3.27	1.52	0.64	0.02	0.99	0.25
Magazynskraal	MR PUP	1.41	1.18	5.94	6.56	3.78	1.65	0.32	0.19	0.52	0.10
	MR Contact	3.08	1.17	4.71	5.22	3.23	1.10	0.23	0.15	0.39	0.13
	UPR	5.55	1.18	2.18	2.40	1.29	0.68	0.12	0.08	0.18	0.04
	UG2	8.90	1.51	4.61	5.70	2.80	1.25	0.54	0.02	0.87	0.21
Total Indicated Mineral Resources		42.66	1.28	3.70	4.33	2.28	1.04	0.31	0.08	0.49	0.13
	6E prill					52.6%	24.0%	7.1%	1.9%	11.4%	3.0%
Inferred Mineral Resources
Sedibelo East	MR PUP	0.87	1.24	4.60	5.06	2.78	1.39	0.24	0.19	0.39	0.08
	MR Contact	3.64	1.12	2.41	2.81	1.59	0.58	0.14	0.09	0.24	0.17
	UPR	3.93	1.15	2.26	2.55	1.35	0.71	0.12	0.09	0.18	0.10
	UG2	9.36	1.37	5.23	6.37	3.15	1.44	0.60	0.02	0.93	0.23
Magazynskraal)	MR PUP	18.44	1.16	6.69	7.35	4.30	1.82	0.34	0.23	0.56	0.10
	MR Contact	7.77	1.18	2.99	3.35	2.02	0.71	0.15	0.09	0.26	0.10

Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	PGM Grade (g/t)
				4E	6E	Pt	Pd	Rh	Au	Ru	Ir
	UPR	6.83	1.18	1.65	1.86	0.97	0.54	0.09	0.06	0.13	0.07
	UG2	46.08	1.42	4.69	5.76	2.84	1.30	0.53	0.02	0.86	0.21
Total Inferred Mineral Resources		96.94	1.31	4.59	5.41	2.84	1.26	0.41	0.08	0.66	0.17
	6E prill					52.5%	23.3%	7.5%	1.4%	12.2%	3.1%

Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	Contained 4E (Moz)	Contained 6E (Moz)	Base Metal Grade (%)		Contained Base Metal (t)
						Ni	Cu	Ni	Cu
Measured Mineral Resources
Sedibelo East	UG2	0.29	1.23	0.05	0.07	0.02	0.00	53	13
Magazynskraal	UG2	0.00	1.38	0.00	0.00	0.02	0.00	0	0
Total Measured Mineral Resources		0.29	1.23	0.05	0.07	0.02	0.00	53	13
Indicated Mineral Resources
Sedibelo East	MR PUP	2.25	1.17	0.39	0.42	0.19	0.07	4249	1,679
	MR Contact	6.46	1.18	0.48	0.42	0.07	0.04	4744	2,657
	UPR	8.54	1.16	0.62	0.70	0.14	0.03	12,046	2,287
	UG2	6.47	1.39	1.14	1.39	0.02	0.00	1013	220
Magazynskraal	MR PUP	1.41	1.18	0.27	0.30	0.21	0.08	3,021	1,130
	MR Contact	3.08	1.17	0.47	0.52	0.10	0.05	2,969	1,653
	UPR	5.55	1.18	0.39	0.43	0.16	0.03	8,768	1,503
	UG2	8.90	1.51	1.32	1.63	0.01	0.00	1,208	307
Total Indicated Mineral Resources		42.66	1.28	5.07	5.81	0.09	0.03	38,018	11,436
Inferred Mineral Resources
Sedibelo East	MR PUP	0.87	1.24	0.13	0.14	0.18	0.07	1,560	596
	MR Contact	3.64	1.12	0.28	0.33	0.07	0.04	2,669	1,465
	UPR	3.93	1.15	0.29	0.32	0.15	0.03	5,785	1,051
	UG2	9.36	1.37	1.57	1.92	0.02	0.00	1,482	351
Magazynskraal)	MR PUP	18.44	1.16	3.96	4.36	0.23	0.08	41,754	14,233
	MR Contact	7.77	1.18	0.75	0.84	0.10	0.05	7,411	3,633
	UPR	6.83	1.18	0.36	0.41	0.15	0.02	10,303	1,350
	UG2	46.08	1.42	6.95	8.54	0.02	0.00	7,012	1,715
Total Inferred Mineral Resources		96.94	1.31	14.29	16.85	0.08	0.03	77,976	24,392

Notes:
(1)
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resource estimated will be converted into Mineral Reserves.

(2)
The in-situ Mineral Resources are reported exclusive of Mineral Reserves that may be derived from them.

(3)
The in-situ Mineral resources are reported above 4E cut-off grades of 0.96 g/t (UG2), 1.23 g/t (MR PUP), 1.23 g/t (MRC) and 1.18 g/t (UPR). These are based on 4E basket prices of USD2,419/oz, USD1,904/oz, USD1,859/oz and USD1,963/oz respectively. A plant recovery of 82.8% was applied.

(4)
Reef width represents the vertical thickness, and not true thickness.

(5)
1 troy ounce = 31.1034768 g.

(6)
Numbers in the tables have been rounded to reflect the accuracy of the estimates, and may not sum due to rounding.

Mineral Resources – Chromite	Reef	Reef Width (cm)	Tonnage (Mt)	Cr3O8 grade (%)	Contained Cr2O3 (kt)
Indicated Mineral Resources
Magazynskraal	UG2	150	23.6	29.4	6,944
Total Indicated Mineral Resources			23.6	29.4	6,944
Inferred Mineral Resources
Magazynskraal	UG2		31.4	29.4	9,231
Sedibelo East	UG2		16.1	29.4	4,744
Total Inferred Mineral Resources			47.5	29.4	13,974

Notes:
(1)
Cr to Cr2O3 conversion is 1:1.461.

(2)
The chromite Mineral Resources on Sedibelo East are classified in the Inferred Mineral Resources category due to the uncertainty in the grade which is derived from a regression analysis on a small sample of UG2 density and chrome grades. The UG2 is mined as part of the life-of-mine plan for its PGM content. While a chromite concentrate is produced in the plant, the recovered chromite from Sedibelo East is excluded from the economic analysis.

(3)
1 troy ounce = 31.1034768 g.

(4)
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Capital and operating cost estimates
Capital cost estimates
The table below sets forth a summary of estimated capital cost for the P-S-M Project, based on the 2020 feasibility study and re-costed to June 30, 2021. Foreign currency exposure accounts for 14.3% of the total project capital cost, the majority being the RopeCon® conveyor equipment and the trackless mobile machinery equipment. In accordance with our accounting policy, operating cost up to steady-state production levels in the underground operations is capitalized.
Item	Units	Project capital	Capitalized Opex	Total Capex
Exploration	(ZARm)	59		59
Pre-implementation	(ZARm)	334	—	334
Mining	(ZARm)	10,306	71	10,377
Surface Infrastructure	(ZARm)	2,060	—	2,060
Surface services, water, power, access	(ZARm)	580	—	580
Metallurgical Processing	(ZARm)	483	480	1,189
Closure Liability (in Opex)	(ZARm)	—	—	—
Contingency	(ZARm)	813	27	840
Total Capital including Contingency	(ZARm)	14,635	578	15,212
Contingencies were added to the various items depending on the level of engineering confidence varying from 5% (firm quotes for mining equipment) to 8% (surface and underground infrastructure) and 10% (other items based on priced bills of quantity). The metallurgical capex includes contingencies of >10%.

The contingency included in the capitalized operating cost is 5%. The overall contingency averages 5.84% for the total project (or 6.43% if the metallurgical contingencies are taken into account).
Development expenditures for the Kell Processing Plant of approximately R2.0 billion (approximately US$123.5 million, based on an exchange rate of R16.19 per US$1.00 as of November 30, 2021) are not included in the Technical Report Summaries and represent incremental expenditures. Our funding requirement for the Kell Processing Plant is expected to be met with cash from our balance sheet or debt facilities. We plan to make capital investments on behalf of our Kelltech joint-venture partner, Lifezone, in order to fund the development of the Kell Processing Plant. In return we will receive any cash distributions associated with Lifezone’s share of dividends and royalties from Kelltech until our initial capital investment plus accrued interest has been returned.
Lack of success with the Kell Process Technology would not affect our ability to declare Mineral Resources and Mineral Reserves.
Operating cost estimates
The summary operating cost for the open pit and underground mining for the P-S-M Project is shown in the table below. Year 2023 and Year 2031 are used to illustrate the unit operating cost for the combined open pits (West and East Pit) and combined Central and East Underground Blocks respectively.
The operating cost for the open pits is based on the actual costs at PPM, whereas the operating cost for the underground operations has been derived from first principles and zero-based budgeting processes. The operating cost for the underground operations is seen to have an accuracy of ±25%.
A general contingency of 5% is included in the table below.
Item	Units	Open Pits (Year 2023)	Underground (Year 2031)
RoM ore mined	(Mt)	3.99	1.99
Mining Opex	(ZAR/t RoM)	488	963
Processing Opex	(ZAR/t RoM)	221	382
G&A Opex	(ZAR/t RoM)	134	320
SIB Opex	(ZAR/t RoM)	27	99
Smelting and Refining Opex	(ZAR/t RoM)	45	176
Kell Opex (including royalties)	(ZAR/t RoM)	—	163
Total	(ZAR/t RoM)	914	1,928
For more information about the capital and operating cost estimates of the P-S-M Project, see Section 17 of the P-S-M Technical Report Summary.
Permitting requirements
Environmental aspects of the P-S-M Project are administered primarily under several EAs, EMPRs, water use licenses and waste management licenses.
We note the following environmental authorizations and permits that are pending with respect to the P-S-M Project:
•
An EA in terms of Section 24(2)(a) of the National Environmental Management Act, 1998, is not in place for the listed activities associated with the following two approved EMPrs:

•
EMPr Amendment to Extend the West Pit — November 2011, approved on April 16, 2012, which does not pose an impediment to continuing operations; and

•
EMPr Amendment amending PPM Closure Objectives — February 2012, approved on January 16, 2012. The February 2017 EMPr specifically states that prior to the undertaking of any possible listed activities associated with the said EMPr Closure Objectives, a separate EA application will be submitted to the Responsible Authority.

•
EA applications were submitted in terms of Section 24 of NEMA, 1998 to NWREAD (Rural Environment and Agricultural North West Provincial Department), to authorize a planned PPM housing project, the Magazynskraal portion of the P-S-M Project and the listed activities associated with the EMPr Amendment November 2011, which EA applications were refused by NWREAD in 2017. It must be noted that from December 8, 2014, DMRE and not DEA (NWREAD) is the competent authority to approve an EA application for listed activities in mining areas.

•
An EMPr Amendment, which was submitted to the DMRE on April 24, 2020, which relates to the Kell Processing Plant, is still pending a decision.

•
An Atmospheric Emissions Licences (“AEL”) was submitted to the Bojanala Platinum District Municipality in July 2020 with respect to the Kell Processing Plant.

•
The Sedibelo portion of the P-S-M Project was issued a water use license in 2015, and an amendment application was submitted to the authorities in December 2020 with respect to a road crossing.

All required environmental authorizations and permits will need to be in place prior to construction commencing in respect of our expansion projects. The AEL with respect to the Kell Processing Plant will be required only prior to the commencement of concentrate refining.
The immediate closure liability for the operation has been assessed to be R380.5 million, whereas R1.4 billion is the total to be expended on closure and rehabilitation activities through the life of the P-S-M Project. Neither the immediate closure or end of life closure liability is supported by a mine closure and rehabilitation plan as this has not yet been developed for the operation. However, this bears no impact on our ability to mine.
For more information about the permitting requirements of the P-S-M Project, see Section 16 of the P-S-M Technical Report Summary.
Economic analysis
The economic analysis of the P-S-M Project has been done at an effective level of a pre-feasibility study as defined by subpart 1300 of Regulation S-K, which is more advanced than an initial assessment.
The economic analysis of the P-S-M Project is based on a detailed life-of-mine plan which exploits Probable Mineral Reserves that are derived from Measured and Indicated Mineral Resources. Measured Mineral Reserves at the East Underground Block are converted to Probable Mineral Reserves since we will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled. SRK Consulting supports this view.
No Inferred Mineral Resources have been included in the life-of-mine plan nor the cash flow analysis.
The Net Present Value (“NPV”) of the post-tax cash flows for the P-S-M Project at a range of discount values and other financial indicators, based on CRU’s forecast metal prices and ZAR:USD exchange rate, are set forth in the table below. Similar results from the use of three-year trailing averages and spot values at June 30, 2021 are included for comparative purposes.
Item	Units	CRU (2021)	Alternative Price Decks
			Three-year trailing average	Spot (June 30, 2021)
NPV
5%	(ZARm)	44,806	24,997	63,959
8.3%	(ZARm)	32,205	14,564	41,600
10%	(ZARm)	27,862	11,097	34,113
Other Financial Indicators
Operating margin	(%)	53%	46%	63%
IRR	(%)	N/A	27%	N/A

Item	Units	CRU (2021)	Alternative Price Decks
			Three-year trailing average	Spot (June 30, 2021)
Peak funding	(ZARm)	N/A	5,154	N/A
Payback period	(years)	0	9	0
Av. unit cost (incl Royalty)	(ZAR/t milled)	799	743	790
(Open Pit – average 2021-2029)	(ZAR/6E oz)	23,213	21,539	22,664
Av. unit cost (incl Royalty)	(ZAR/t milled)	2,010	2,012	2,218
(UG – average 2032-2040)	(ZAR/6E oz)	14,706	14,726	16,232

N/A
not applicable. Cannot be calculated (first year positive) or capital injection not required

Use of the CRU price deck yields a post-tax NPV at a discount rate of 8.3% of R32.2 billion and an operating margin of 53%. The IRR cannot be determined as the cash flows are positive in each period, i.e. the project is self-funding from the operating profit.
With the use of the three-year trailing average price and exchange rate values at June 30, 2021, an NPV at a discount rate of 8.3% of R14.6 billion, an IRR of 27% and an operating margin of 46% result. Peak funding of R4.15 billion would be required under this price/exchange rate scenario and the pay-back period is shown to be nine years. The spot values at June 30, 2021 are considerably higher than the CRU long-term values, which yield a real-terms NPV at a discount rate of 8.3% of R41.6 billion and an operating margin of 63%. The average steady-state operating costs are largely unaffected by which price deck is used.
For more information about the various price decks used in the economic analysis, see section 15 of the P-S-M Technical Report Summary.
The sensitivity of the P-S-M Project to changes in revenue (grade, recovery, price/exchange rate) and operating cost (Opex) are shown in the table below.
For more information about the economic analysis of the P-S-M Project, see Section 18 of the P-S-M Technical Report Summary.
Mphahlele Project
Overview
The Mphahlele Project is our development stage underground PGM project on the northern part of the Eastern Limb of the Bushveld Complex in South Africa. All of the planned mining activities related to the Mphahlele Project are located on the M’Phatlele farm in the Limpopo Province and will consist initially of a shallow underground mine to be accessed via two low-cost declines. The M’Phatlele farm is located approximately 50 km south of Polokwane. The proposed project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. The predominant land uses within and adjacent to the project include residential areas (formal and informal villages under the authority of the Bakgaga Ba Mphahlele Tribal Authority), subsistence dry land agriculture, small-scale commercial agriculture and livestock grazing. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
The following map illustrates the Mphahlele Project mining right and the area that it covers:
Location
The co-ordinates for the Mphahlele Project, taken as the center of Portal A, are shown in the following table:
Projection: TM (WGS System) Ellipsoid: WGS 1984 LO 29 East
WGS29 Co-ordinates		Geographical Co-ordinates
Y	X	Latitude	Longitude
-59 768.0320	+2 693 880.1968	24º20’50.21”S	29º35’20.31”E
Ownership
We hold 75% of the mineral rights to the Mphahlele Project.
Mineral rights
The following table summarizes certain information regarding the Mphahlele Project’s mineral rights and properties:
Mineral Rights and Properties	Minerals Included in NOMR/NOPR	Holder of Mineral Rights	Interest Held	Status	License Expiration Date	License Area (ha)	Comments
NOMR LP30/5/1/2/2/87MR awarded: The farm Locatie van M’Phatlele 457KS	PGMs, Au. Ag, Cu, Ni Cr excluded	Tameng	75%	Development	02/2038	11,725.0951	NOMR not yet executed. SURFACE RIGHTS: Surface is state-owned land.
For more information about the mineral rights associated with the Mphahlele Project, see Section 2.3 of the Mphahlele Technical Report Summary.

Geology and mineralization
The Mphahlele Project is located on the Eastern Limb of the Bushveld Complex.
The two most economically significant PGM mineralized layers of the Bushveld Complex, namely the Merensky Reef and the UG2 Reef, are continuous over hundreds of kilometers. The reefs include varying proportions of PGMs as well as elevated concentrations of gold, nickel, copper and cobalt as base metal sulfides.
There are no outcrops of either reef because a large alluvial fan emanating from the hills of Transvaal sediments to the north covers the Critical Zone on Mphahlele. The two reefs have an average dip of 51° towards the south and are separated on average by 115 m of stratigraphy (190 m vertical separation). The lateral extent of both reef horizons within the project area is approximately 8 km along strike, and has been modelled over a vertical extent of approximately 2 km. The depth extent of the reefs has not been tested by drilling and is open at depth.
For more information about the geology and mineralization of the Bushveld Complex, see “— P-S-M Project — Geology and mineralization.” For more information about the geology and mineralization of the Mphahlele Project assets, see Section 5 of the Mphahlele Technical Report Summary.
Status of exploration, development and operations
Regional mapping and regional aeromagnetic and gravity surveys were undertaken by the South African Geological Survey prior to 1966. Johannesburg Consolidated Investments Ltd (now Anglo Platinum) drilled 24 drill holes in the 1970s — 1980s, but only collar information is available.
Tameng Mining & Exploration Holdings (Pty) Ltd (Tameng) undertook an airborne magnetic and radiometric survey in 2004. Between February 2004 and June 2008, Tameng drilled 220 drillholes with 306 deflections for a total of 71 822 m (inclusive of the deflection holes).
A NOMR (LP30/5/1/2/2/87MR) was awarded to Tameng in February 2008. The Company acquired a controlling interest in Tameng in 2007.
A study for the Mphahlele Project was completed in December 2009. This study envisaged a combined Merensky and UG2 ROM ore mined at 250 ktpm being processed through a single on-site concentrator. Critical reviews followed in 2010 to 2011 and re-engineering of key components was undertaken.
The underground mine layout was redesigned in 2016 to cater for underground crushing and Rados screening (an X-Ray sorting technology that determines the metal concentrations and/or metal ratios, thus classifying the rock as waste or ore). The mine design was modified in 2019 to allow crushing and Rados screening on surface, targeting 105 ktpm ROM ore from the UG2 only.
An integrated study for the exploitation of the Mphahlele Project was completed in December 2020. While the engineering designs for the mining, surface infrastructure, underground infrastructure and ventilation were done to a feasibility study level of confidence, certain aspects do not satisfy the requirements of subpart 1300 of Regulation S-K for a feasibility study, as follows:
•
the mine design was changed to allow for partial pillar reclamation on retreat (pre-feasibility study status);

•
the concentrator plant capacity was increased from 115 ktpm to 125 ktpm to allow for processing of all ROM ore if the Rados plant is not available;

•
the capital estimate for the plant was based on a repriced bill of quantities for an 80 ktpm plant which was adapted from the 2009 study and then factored for the 115 ktpm and 125 ktpm plant capacities. These capital estimates include contingencies that are >10% (not at feasibility study status);

•
permitting requirements are identified but not finalized. Environmental and social impact studies and specialist studies still have to be conducted based on the project design (pre-feasibility status);

•
closure planning is limited to a description of the likely activities to be undertaken without any closure risk assessment or detailed closure planning (pre-feasibility status);

•
geotechnical drilling is still required at the boxcuts and along the decline spines for detailed design purposes (pre-feasibility study status); and

•
geotechnical assessment is required for foundation designs at the sites for the plant and tailings storage facility (pre-feasibility study status).

The current exploration program for the Mphahlele Project includes the following:
•
NQ/BQ diamond drilling (to approximately 40 m past the UG2); Four deflections per borehole (three intersections for assay, other for geotechnical and mineralogical studies);

•
Assays;

•
Geotechnical logging and test-work;

•
Downhole geophysics on 25% of the drill holes; and

•
Mineralogical and metallurgical test-work.

The exploration budget for Mphahlele is summarized in the table below (in millions of ZAR):
Property	Total	2021	2022	2023	2024
Portals A and B Decline Project	62.6	8.8	22.1	25.4	6.3
For more information about the exploration, development and operations of the Mphahlele Project assets, see Sections 4 and 6 of the Mphahlele Technical Report Summary.
Mining methods, ore processing and infrastructure
Mining methods
Both the Merensky and UG2 Reefs underlie the project lease area. The depth below surface of the two reefs varies across the property, from approximately 47 meters below surface (“mbs”) in the west to approximately 30 mbs in the east (40 mbs on average).
The UG2 extends approximately 8,000 m on strike with an average dip of 51º. Only the UG2 is targeted for production at this stage.
Access to the Block A and Block B mining blocks will be achieved via two portals (Portal A and Portal B, respectively) and declines. Each decline is a single barrel at the portal entrance to accommodate 45 tonne dump trucks and fresh intake ventilation requirements. A second barrel is added just below the portal excavation for trucking considerations, to reduce congestion and improve safety.
The ramp declines will be developed at an approximate inclination of 9° (maximum) below horizontal and located some 25 m in the footwall of the UG2.
With the orebody consisting of narrow reefs (1.2 meters - 2.7 meters wide) dipping at 51°, open stoping with sublevel extraction (long-hole open stoping, LHOS) is the most appropriate mining method and was used for mine design purposes. The stoping areas measure 60 m on strike and 54 m on dip (average 51° dip). The stoping block is supported by means of dip pillars (UG2 – 10 meters wide) and sill pillars (6 meters on dip).
Once development of the reef drive is completed, a slot will be developed on dip adjacent to the dip pillar. Mining retreats away from the slot towards the center of the block.
UG2 ore and waste will be trucked from underground to surface and ore will then be loaded on road trucks and transported to the Rados plant at Portal A. Trackless equipment, comprising load-haul-dump (LHD) trucks and both development and long-hole drill rigs, is used. The supporting equipment will make use of cassette carriers and suitable cassettes to provide back-up services to the main development equipment.
The total mine air requirement for UG2 mining in Block A and Block B was estimated at 660 m³/s and 800 m3/s, respectively. Mining has been planned to an average depth of 600 m below surface. With intake raise boreholes from surface direct to the working levels, the design confirms that no cooling will be required down to 700 meters.

Underground infrastructure in both blocks consists of the ventilation network and staged dewatering. A single underground workshop for each mining block will maintain the LHDs and trucks. Daily maintenance and servicing of drill rigs will be done at or near the working place.
Ore processing
Test work was conducted on 16 samples from across Mphahlele Project at Mintek in South Africa. Mintek is regarded as a specialist in the testing of PGM-bearing ores from the Bushveld Complex. The assay laboratory is ISO 17025 accredited. The test work conducted is adequate in defining the process design criteria and understanding the response of the PGMs and deleterious elements. Rados test work for the pre-concentration of the ore has been successful, and only a 3% loss of PGMs will result from a reduction of circa 10% in feed. This will benefit the milling operation in that a significant proportion of the hard siliceous gangue resulting from dilution with hanging wall and footwall will be removed. Ore hardness at the required limiting screen sizes of 150 micrometers and 106 micrometers are typical for UG2 ore. The copper and nickel grades are higher than for a typical UG2, but correlate with observations made on adjoining properties. Recoveries of 85.5%, 52% and 58.6% were reported for the 4E, Cu and Ni respectively at a 4E grade of 180g/t utilizing a mill-float-mill-float (“MF2”) circuit configuration. Chromite grades in concentrate will be within required levels of less than 2% for typical UG2 ores, and the concentrate will meet specifications required by the downstream client. SRK Consulting considered that in designing the concentrator, the findings of the test work have been correctly translated into the process design criteria.
A MF2 flotation circuit with upfront Rados pre-concentration has been proposed to process the 125 ktpm of UG2 ore. The MF2 circuit is regarded as a standard for UG2 concentrators on the Bushveld Complex and is the preferred option to reduce recovery losses in ultrafine particles and reduce the chromite (Cr2O3) in final concentrate. A classical crusher-ball mill circuit has been proposed for the primary mill application. This will reduce the impact of the variability in ore hardness and waste dilution. No novel technology has been used in the circuit. Installed power for the two mills amounts to 7.2 MW, and a total absorbed power in excess of 8.5 MW is estimated for the concentrator. Water consumption will be approximately 0.8 m3 per tonne of ore milled.
Infrastructure
There is currently no infrastructure on site. Sealed roads provide access to within a few kilometers of the project area and link it directly to the towns of Polokwane and Mokopane.
All infrastructure is located south of the UG2 sub-crop, except for the Eskom substation and water reservoirs. This is to avoid impacting on potential future chromite open-pit operations. The main management offices and store, training center, mine workshops, primary crushing and Rados Plant will be located at Portal A. Satellite offices and support surface infrastructure will be located at Portal B. Both portals will have a lamp and crush room, a first aid facility/medical stabilization room, change houses and sewage systems, fuel dispensing container, brake test ramp, dirty water settling dam, pollution control dam, fencing and security.
A temporary power supply of 5 MVA at 33 kV was installed in 2010 and connection fees are paid each month. Bulk power supply to the mine will be at 132 kV from a new Eskom supply point. SPM applied in 2017 for a supply of 46.6 MVA building up to 51 MVA.
Provision is made in the capital expenditure to drill boreholes and extract water initially from aquifers. The South African Department of Water and Sanitation is currently increasing the supply of water to the area for both mining and agriculture by the building of the De Hoop Dam and allowing additional water to be made available from the Flag Boshielo Dam. The raw water supply will consist of a take-off along the Flag Boshielo/Pruizen line at a point called Immerpan. The water will be pumped approximately 30 km to the Baobab operation (Lonmin Platinum Limpopo) and then 18 km to the Mphahlele Project.
For more information about the mining methods, ore processing and infrastructure of the Mphahlele Project, see Sections 12, 13 and 14 of the Mphahlele Technical Report Summary.

Mineral Reserves
All Mineral Reserves for the Mphahlele Project, reported as RoM ore delivered to the surface crusher, have been classified in the probable category. The table below sets forth the Mineral Reserve estimates for the Mphahlele Project at June 30, 2021 attributable to us.
To assess economic viability, SRK Consulting calculated a cut-off grade based on certain mining and processing assumptions. A basket price for all the metals was calculated by weighting each of the three-year trailing average prices by the metal’s contribution to the 4E value for each reef package cut. The contribution of base metals was not considered. A 20% premium over the above basket prices (US$1,269/oz and US$1,936/oz for the Merensky Reef and UG2 Reef, respectively) was used for the cut-off grade calculation.
For more information about the key assumptions, parameters and methods used to estimate Mineral Reserves of the Mphahlele Project assets, see Section 11.1 of the Mphahlele Technical Report Summary.
Area	Reef	Tonnage (Mt)	PGM Grade (g/t)
			4E	6E	Pt	Pd	Rh	Ru	Ir	Au
Probable Mineral Reserves
Mphahlele	UG2	22.9	3.63	4.08	1.85	1.39	0.32	0.59	0.13	0.07
Total Mphahlele		22.9	3.63	4.08	1.85	1.39	0.32	0.59	0.13	0.07
Area	Reef	Tonnage (Mt)	Contained PGM		Base Metal Grade (%)		Contained Base Metal (kt)
			(4E Moz)	(6E Moz)	Ni	Cu	Ni	Cu
Probable Mineral Reserves
Mphahlele	UG2	22.9	2.68	3.01	0.09%	0.05%	20.1	11.5
Total Mphahlele		22.9	2.68	3.01	0.09%	0.05%	20.1	11.5

Notes:
1.
Mineral Reserves, as RoM ore delivered to the surface crusher, are reported on an attributable basis with only the 75% attributable to the Company included, and in accordance with subpart 1300 of Regulation S-K.

2.
Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

3.
Mineral Reserves should not be interpreted as assurances of economic life.

4.
Mineral Reserves are reported at a cut-off grade of 2.3 g/t 4E; therefore the entire UG2 orebody, excluding the Inferred Mineral Resource portion, is mined as the in-situ grades are higher than 2.3 g/t 4E.

5.
Mineral Reserves are reported at a cut-off grade of 2.3 g/t 4E based on a 4E basket price of USD1,936/oz and a plant recovery of 83%.

6.
1 troy ounce = 31.1034768 g.

7.
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Resources (Exclusive of Mineral Reserves)
The table below sets forth the Measured, Indicated and Inferred Mineral Resource estimates for the Mphahlele Project at June 30, 2021 attributable to us. The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.
To assess the prospects of economic extraction, SRK Consulting calculated a cut-off grade based on certain mining and processing assumptions. A basket price for all the metals was calculated by weighting each of the three-year trailing average prices by the metal’s contribution to the 4E value for each reef package cut. The contribution of base metals was not considered. A 20% premium over the above basket prices (US$1,818/oz and US$2,299/oz for the Merensky Reef and UG2 Reef, respectively) was used for the cut-off grade calculation.
For more information about the key assumptions, parameters and methods used to estimate Mineral Resources of the Mphahlele Project assets, see Section 10.1 of the Mphahlele Technical Report Summary.
	Reef	Tonnage (Mt)	Reef Width (m)	PGM Grade (g/t)
				4E	6E	Pt	Pd	Rh	Au	Ir	Ru
Measured Mineral Resources
	Merensky	0.6	1.20	3.00	3.80	1.65	0.99	0.08	0.30	0.12	0.68
	UG2	0.3	1.12	5.12	6.14	2.62	1.96	0.43	0.10	0.18	0.84
Total Measured Mineral Resources		0.9		3.61	4.47	1.92	1.27	0.18	0.24	0.14	0.73
	6E prill					43.01%	28.31%	4.00%	5.38%	3.06%	16.25%
Indicated Mineral Resources
	Merensky	12.1	1.36	3.00	3.75	1.65	0.99	0.08	0.28	0.11	0.64
	UG2	3.2	1.37	5.06	6.06	2.57	1.95	0.44	0.10	0.18	0.82
Total Indicated Mineral Resources		15.3		3.43	4.23	1.84	1.19	0.15	0.24	0.13	0.68
	6E prill					43.53%	28.13%	3.60%	5.70%	2.96%	16.06%
Inferred Mineral Resources
	Merensky	23.3	1.46	3.12	3.91	1.71	1.04	0.08	0.29	0.12	0.67
	UG2	25.6	1.28	5.11	6.12	2.59	1.98	0.44	0.10	0.18	0.83
Total Inferred Mineral Resources		48.9		4.16	5.06	2.17	1.53	0.27	0.19	0.15	0.75
	6E prill					42.82%	30.28%	5.31%	3.76%	2.97%	14.87%
Total Resources		65.0	1.36	3.98	4.86	2.09	1.45	0.24	0.20	0.14	0.74
						42.94%	29.83%	4.96%	4.17%	2.97%	15.14%
	Reef	Tonnage (Mt)	Reef Width (m)	Contained PGM (Moz)		Base Metal Grade (%)		Contained Base Metal (t)
				4E	6E	Ni	Cu	Ni	Cu
Measured Mineral Resources
	Merensky	0.6	1.20	0.06	0.08	0.021	0.012	1,280	763
	UG2	0.3	1.12	0.04	0.05	0.012	0.008	298	198
Total Measured Mineral Resources		0.9		0.10	0.13	0.018	0.011	1,579	961
	6E prill
Indicated Mineral Resources
	Merensky	12.1	1.36	1.17	1.46	0.020	0.012	23,851	14,218
	UG2	3.2	1.37	0.51	0.62	0.012	0.007	3,829	2,270
Total Indicated Mineral Resources		15.3		1.68	2.08	0.018	0.011	27,680	16,488
	6E prill
Inferred Mineral Resources
	Merensky	23.3	1.46	2.33	2.92	0.020	0.012	46,164	27,681
	UG2	25.6	1.28	4.20	5.04	0.012	0.007	29,926	18,883
Total Inferred Mineral Resources		48.9		6.54	7.96	0.016	0.010	76,090	46,564
	6E prill
Total Resources		65.0	1.36	8.32	10.16	0.016	0.010	105,349	64,012

Notes:
1.
Mineral Resources are not Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted to Mineral Reserves.

2.
The in-situ Mineral Resources are reported on an attributable basis, with only the 75% attributable to the Company included.

3.
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.

4.
1 troy ounce = 31.1034768 g.

5.
The in-situ Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the Merensky Reef and 1.38 g/t 4E for the UG2 Reef.

6.
The cut-off grades are based on 4E basket prices of USD1,818/oz and USD2,299/oz and plant recovery factors of 87% and 83% for the Merensky and UG2 respectively.

7.
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Capital and operating cost estimates
Capital cost estimates
The table below sets forth a summary of the capital cost for the Mphahlele Project, based on a 2020 study and re-costed to June 30, 2021.
In accordance with our accounting policy, operating cost up to steady-state production levels in the underground operations is capitalized. Capitalized operating cost accounts for R3.59 billion in the total estimated capital cost shown in the table below.
Item	Units	Total
Exploration	(ZARm)	48
Pre-Implementation	(ZARm)	254
Mining	(ZARm)	5,385
Surface Infrastructure	(ZARm)	839
Services (Surface Infrastructure)	(ZARm)	202
Metallurgical processing	(ZARm)	3,217
Closure Liability	(ZARm)	152
Contingency	(ZARm)	993
Mphahlele Total Capital	(ZARm)	11,093
Contingencies were added to the various items depending on the level of engineering confidence varying from 5% (firm quotes for mining equipment) to 8% (ore transport) and 10-11% (other items based on priced bills of quantity). The metallurgical capex includes contingencies of >10%. The contingency included in the capitalized operating cost is 5%. The overall contingency averages 9.83% for the total project (or 15% if the metallurgical contingencies are included in the overall contingency).
Operating cost estimates
The table below sets forth a summary of operating cost for the underground mining for the Mphahlele Project. Year 2031 is used to illustrate the unit operating cost for the combined production from Blocks A and B.
The operating cost for the underground operations has been derived from first principles and zero-based budgeting processes. The estimation has an accuracy level of ±25%. A general contingency of 5% is included in the estimation.

Item	Units	Underground (Year 2031)
RoM ore mined	(Mt)	1.59
Mining Opex	(ZAR/t RoM)	829
Processing Opex	(ZAR/t RoM)	230
G&A Opex	(ZAR/t RoM)	244
SIB Opex	(ZAR/t RoM)	53
Smelting and Refining Opex	(ZAR/t RoM)	96
Total	(ZAR/t RoM)	1,452
For more information about the capital and operating cost estimates of the Mphahlele Project, see Section 17 of the Mphahlele Technical Report Summary.
Permitting requirements
The NOMR for the Mphahlele Project was granted based on an approved EMPr. To reflect the changed project description, the approved Mphahlele EIA and EMPr will require update and environmental authorization prior to construction commencing. An application for a water use license for the water uses is also required. The relevant specialist studies will need to be updated accordingly.
All required environmental authorizations and permits will need to be in place prior to construction commencing in respect of the Mphahlele Project.
The anticipated closure liability for the various aspects is based on work in the 2020 study. No rehabilitation and closure plan has been developed for the project and closure risks have not yet been identified. The end of life-of-mine closure costing is based on preliminary conceptual closure criteria with an estimated liability (R361 million in June 2021). However, this bears no impact on our ability to mine.
For more information about the permitting requirements of the Mphahlele Project, see Section 16 of the Mphahlele Technical Report Summary.
Economic analysis
The economic analysis of the Mphahlele Project has been done at an effective level of a pre-feasibility study as defined by subpart 1300 of Regulation S-K, which is more advanced than an initial assessment.
The economic analysis of the Mphahlele Project is based on a detailed life-of-mine plan which exploits Probable Mineral Reserves that are derived from Measured and Indicated Mineral Resources. Measured Mineral Resources are converted to Probable Mineral Reserves due to mining confidence. We will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled.
The Net Present Value (“NPV”) of the post-tax cash flows for the Mphahlele Project at a range of discount values and other financial indicators, based on CRU’s forecast metal prices and ZAR:USD exchange rate, are set forth in the table below. Similar results from the use of three-year trailing averages and spot values at June 30, 2021 are included for comparative purposes.
Item	Units	CRU (2021)	Alternative Price Decks
			Three-year trailing average	Spot (June 30, 2021)
NPV
5%	(ZARm)	10,428	12,103	27,548
8.3% (WACC)	(ZARm)	5,467	6,261	16,178
10%	(ZARm)	3,824	4,342	12,376

Item	Units	CRU (2021)	Alternative Price Decks
			Three-year trailing average	Spot (June 30, 2021)
Other Financial Indicators
Operating margin	(%)	51%	54%	66%
IRR	(%)	18%	18%	30%
Peak funding	(ZARm)	6,121	6,901	6,182
Payback period	(years)	10	10	8
Av. unit cost (incl. Royalty)	(ZAR/t milled)	1,534	1,560	1,692
(U/G – average 2032-2040)	(ZAR/6E oz)	15,807	16,076	17,442

Note:
1.
U/G = underground.

Use of the CRU price deck yields a post-tax NPV at a discount rate of 8.3% of R5.47 billion, an operating margin of 51% and an IRR of 18%. Peak funding of R6.12 billion is projected with a payback of ten years. The average life-of-mine steady-state underground operating costs are R1,534/t ROM and R15,807/oz 4E.
With the use of the three-year trailing average price and exchange rate values at June 30, 2021, an NPV at a discount rate of 8.3% of R6.26 billion, an IRR of 18% and an operating margin of 54% result. Peak funding of R6.90 billion would be required under this price/exchange rate scenario and the pay-back period is shown to be ten years. The average steady-state operating costs are largely unaffected by which price deck is used.
For more information about the various price decks used in the economic analysis, see section 15 of the Mphahlele Technical Report Summary.
The sensitivity of the Mphahlele Project to changes in revenue (grade, recovery, price/exchange rate) and operating cost are shown in the table below.
The financial results and twin sensitivities reflect 100% of the Mphahlele Project and not the 75% attributable to the Company.
For more information about the economic analysis of the Mphahlele Project, see Section 18 of the Mphahlele Technical Report Summary.
Kruidfontein Project
Overview
The Kruidfontein Project is our exploration stage PGM project to mine the Kruidfontein region, which is located on the Western Limb of the Bushveld Complex in South Africa. The Kruidfontein Project envisages production from an underground mine serviced by a twin vertical shaft system. The Kruidfontein Project is located approximately 130 km northwest of Johannesburg and 45 km north of Rustenburg. Platinum mining activities in the vicinity as well as proximity to the Pilanesberg National Park and Sun City complex, have ensured a comprehensive infrastructure of roads, power and telecommunications in the region. The Kruidfontein Project lies southeast and east of the Magazynskraal farm, which forms part of the P-S-M Project. The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures anticipated.
For a map illustrating the Kruidfontein Project mining right and the area that it covers, see “— P-S-M Project — Overview.”
Location
The co-ordinates for the Kruidfontein Project, taken as the center of the new order prospecting right (NOPR), are shown in the following table:
Projection: TM (WGS System) Ellipsoid: WGS 1984 LO 27 East
WGS27 Co-ordinates		Geographical Co-ordinates
Y	X	Latitude	Longitude
14 126.729	-2 778 612.377	25º06’47.89”S	27º08’24.24”E
Ownership
We hold 100% of the mineral rights to the Kruidfontein Project.
Mineral rights
The following table summarizes certain information regarding the Kruidfontein Project’s mineral rights and properties:
Asset	Mineral Rights and Properties	Minerals Included in NOMR/ NOPR	Holder of Mineral Rights	Status	License Expiration Date	License Area (ha)	Comments
Kruidfontein	NOPR NW30/5/1/1/3/2/1/998PR (renewed as NW30/5/1/2/10259PR): The farm Kruidfontein 40JQ Rem and Ptns 1, 2 of the farm Middelkuil 8JQ Rem and Ptns 1, 2 of the farm Modderkuil 39JQ	All precious and base metals, PGMs, Au, Cu, Ni, Co, Cr	PPM (C&L Mining) (100% interest)	Exploration	08/2017	10,007.2343
Section 11(2) transfer of controlling interest in C&L Mining to PPM received during December 2014. Section 102 application in terms of MPRDA to incorporate the NOPR into the Sedibelo NOMR NW30/5/1/2/2/333MR submitted in May 2017 Grant still pending

	MRA NW30/5/1/2/2/10120MR: accepted by DMRE on 13 July 2017				Pending EMP submission		Application for mining right still pending submission of EMP. Work for a consolidated EMP for Sedibelo, Magazynskraal and Kruidfontein has commenced
							SURFACE RIGHTS: Surface is state owned land

Notes:
Ptn
portion

Rem
remainder

For more information about the mineral rights associated with the Kruidfontein Project, see Section 2.3 of the Kruidfontein Technical Report Summary.

Geology and mineralization
The Kruidfontein Project is located on the Western Limb of the Bushveld Complex.
The two most economically significant PGM mineralized layers of the Bushveld Complex, namely the Merensky Reef and the UG2 Reef, are continuous over hundreds of kilometers. The reefs include varying proportions of PGMs as well as elevated concentrations of gold, nickel, copper and cobalt as base metal sulfides.
The Western Limb of the Bushveld Complex is subdivided into two sectors separated by the younger Pilanesberg alkaline intrusive complex: the northern Swartklip sector and the southern Rustenburg sector. In the Swartklip sector where the Kruidfontein Project is located, the Upper Critical Zone stratigraphy between the UG2 Reef and Merensky Reef is significantly telescoped, ranging in thickness between 12 and 25 m, compared with a thickness of 120 m or more in other parts of the Bushveld Complex. The Merensky Reef belongs uniformly to the Regional Pothole (PUP) facies throughout the project area.
For more information about the geology and mineralization of the Bushveld Complex, see “— P-S-M Project — Geology and mineralization.” For more information about the geology and mineralization of the Kruidfontein Project assets, see Section 5 of the Kruidfontein Technical Report Summary.
Status of exploration, development and operations
Regional geological mapping was carried out by the Council for Geoscience of South Africa in 1974.
A single drill hole was drilled on Kruidfontein in the early 1990s by JCI Ltd. In December 2007, a helicopter-borne magnetic gradient and radiometric survey was flown over the property. Two-dimensional seismic surveys totaling 13.9 km over two traverse lines were completed in November 2008. Between September 2008 and February 2010, 28 drill holes were drilled on the property. During 2010, C&L Mining (Pty) Ltd (“C&L Mining”), a subsidiary of Afarak Platinum Holdings (Pty) Ltd, commissioned the compilation of a structural model, a competent person’s report including Mineral Resource estimate and concept study for the project. PPM acquired C&L Mining in 2014.
The planned exploration activities for the Kruidfontein Project are as follows:
•
At least 50 drill holes to achieve 500 m drillhole spacing and thereby upgrade the Mineral Resource from Inferred to Indicated as well as for structural geology;

•
Five shaft drillholes;

•
Four deflections per borehole to intersect all reefs;

•
Three Intersections sampled for assay. The remaining two intersections available for metallurgical, mineralogical and geotechnical testwork; and

•
A 3D seismic survey to assist in structural interpretation and placing of diamond drill holes.

The timing of the exploration program and budget addresses the phased development of the Kruidfontein Project per the consolidated mine design for the Sedibelo (Wilgespruit), Magazynskraal and Kruidfontein. The exploration budget for Kruidfontein for 2028 to 2050 is summarized in the table below (in millions of ZAR). No exploration prior to 2028 is anticipated.
Property	Total	2028	2031	2032	2033	2045	2046	2047	2048	2049	2050
Kruidfontein (total)	453.1	31.3	104.2	128.1	27.3	27.4	31.3	23.4	25.0	25.0	30.0
For more information about the exploration, development and operations of the Kruidfontein Project assets, see Sections 4 and 6 of the Kruidfontein Technical Report Summary.
Mining methods, ore processing and infrastructure
Mining methods
Access to the underground resources would be via twin vertical shafts to enable mining from a depth of approximately 1,100 meters to 2,200 meters below surface. The 2010 concept study envisaged that the vertical shafts (one for ore, men and materials; one as dedicated upcast ventilation) would be sunk to below the reef plane which would connect to decline systems with conveyor belts and chairlifts in the footwall of the reef plane. Two sets of dual shaft systems were proposed, with the first shaft system extracting 40% of the mineable ore with the second shaft system extracting the remaining 60%.
Given the depth of mining, a refrigeration plant with a minimum of 24 MW cooling power was incorporated into the project design. A conventional breast mining layout was selected for stoping on reef, with mechanized development in the footwall utilizing a localized hydropower system. The underground mining operation is planned to have a production rate of 160 ktpm RoM ore at steady state, from either the Merensky or UG2 Reefs due to the vertical distance between the two reefs being on average <15 m.
SRK Consulting considered the vertical shaft access system and selected mining/development methods appropriate for the exploitation of the UG2 or Merensky Reefs at the Kruidfontein Project.
Ore processing
A dedicated concentrator was included in the project scope, assumed to handle a single feed of 160 ktpm of either Merensky or UG2 RoM ore.
Average 6E plant recoveries of 75% and 79% for UG2 and Merensky ore respectively were assumed, which are reasonable for evaluation purposes.
Infrastructure
The infrastructure described in the 2010 concept study consists of two surface vertical shaft complexes, one with shallow shafts to access the shallower resources (Phase 1) and the other with deep shafts (Phase 2) to access the deeper resources. Each complex consists of a man/material/rock shaft and a ventilation shaft.
The project scope included the provision of surface infrastructure and ore handling facilities required to support the underground mine and concentrator, together with access roads and supply of bulk services (power and water). Provision was also made for the construction of single-quarter type housing and recreational facilities for approximately 1,000 semi-skilled employees.
The surface infrastructure is appropriate for vertical shaft complexes.
For more information about the mining methods, ore processing and infrastructure of the Kruidfontein Project, see Sections 12, 13 and 14 of the Kruidfontein Technical Report Summary.
Mineral Reserves
There were no Mineral Reserves declared for the Kruidfontein Project at June 30, 2021.
Mineral Resources (Exclusive of Mineral Reserves)
The table below sets forth the in-situ Inferred Mineral Resource estimates for the Kruidfontein Project at June 30, 2021. Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.
To assess the prospects of economic extraction, SRK Consulting calculated a cut-off grade based on certain mining and processing assumptions. A basket price for all the metals was calculated by weighting each of the three-year trailing average prices by the metal’s contribution to the 4E value for each reef package cut. The contribution of ruthenium, iridium and base metals was not considered. A 20% premium over the above basket prices (US$1,882/oz and US$2,393/oz for the PUP Reef and UG2 Reef, respectively) was used for the cut-off grade calculation.
For more information about the key assumptions, parameters and methods used to estimate Mineral Resources of the Kruidfontein Project assets, see Section 10.1 of the Kruidfontein Technical Report Summary.

Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	PGE Grade (g/t)
				4E	Pt	Pd	Rh	Au	Ru	Ir
Inferred Mineral Resources
	PUP	58.4	1.14	8.12	5.22	2.21	0.43	0.25	0.68	0.12
	6E prill				58%	25%	5%	3%	8%	1%
Inferred Mineral Resources
	UG2	90.4	1.41	5.52	3.40	1.41	0.64	0.07	1.01	0.23
	6E prill				50%	21%	10%	1%	15%	3%
Total Inferred Mineral Resources		148.8		6.54	4.11	1.72	0.56	0.14	0.88	0.19
					54%	23%	7%	2%	12%	2%
Resource Area	Reef	Tonnage (Mt)	Reef Width (cm)	Contained PGMs		Base Metal Grade (%)		Contained Base Metal (kt)
				(4E Moz)	(6E Moz)	Ni	Cu	Ni	Cu
Inferred Mineral Resource
	PUP	58.4	1.14	15.22	16.70	0.239	0.0779	139.53	45.47
	6E prill
Inferred Mineral Resource
	UG2	90.4	1.41	16.03	19.63	0.0637	0.0029	57.6	2.64
	6E prill
Total Inferred Mineral Resources		148.8		31.25	36.33	0.30	0.08	197.13	48.11

Notes:
1.
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow conversion to Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted into Mineral Reserves.

2.
The in-situ Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them. There are no Mineral Reserves declared for the Kruidfontein Project.

3.
1 troy ounce = 31.1034768 g.

4.
There are no UG2 Mineral Resources below the determined 4E cut-off grade of 3.08g/t.

5.
Strict application of the PUP 4E cut-off grade of 4.72 g/t will result in the exclusion of less than 1% of the PUP Mineral Resources.

6.
The cut-off grades are based on 4E basket prices of USD 2,393/oz and USD1,882/oz and plant recovery factors of 75% and 79% for the UG2 and PUP respectively.

7.
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Capital and operating cost estimates
Capital cost estimates
The table below sets forth a summary of the capital cost estimate for the Kruidfontein Project based on the 2010 concept study and re-costed to June 30, 2021 (average 4.5% per annum per annual inflation indices).
Description	Units	Concept Study Dec’10	Escalated Jun’21
Phase 1:
Surface	(ZARm)	1,030	1,635
Main Shaft	(ZARm)	1,853	2,942
Vent Shaft	(ZARm)	786	1,248
Develop inc Raises	(ZARm)	406	645
Concentrator & TSF	(ZARm)	883	1,402
Indirects & Contingency	(ZARm)	2,373	3,767
Phase 1 Project Capital	(ZARm)	7,331	11,638
Phase 2:
Surface	(ZARm)	592	940
Main Shaft	(ZARm)	1,780	2,826
Vent Shaft	(ZARm)	836	1,327
Develop inc Raises	(ZARm)	536	851
Concentrator & TSF	(ZARm)	—	—
Indirects & Contingency	(ZARm)	834	1,324
Phase 2 UG2 Project Capital	(ZARm)	4,578	7,268
Total UG2 Project Capital	(ZARm)	11,909	18,906
Operating cost estimates
The operating costs for mining of the UG2 and Merensky at the Kruidfontein Project as included in the 2010 concept study and re-costed to June 30, 2021.are set forth in the table below. Costs have been escalated by an average of 4.5% per annum (per annual inflation indices) except for labor and power costs which have increased by 200% and 350%, respectively over the last 10 years.
Description	Units	Concept Study Dec’10		Escalated Jun’21
		UG2	Merensky	UG2	Merensky
Labor	(R/tRoM)	429	545	858	1,090
Fuel/Maintenance TMM	(R/tRoM)	34	43	54	69
Power	(R/tRoM)	81	102	282	358
Water	(R/tRoM)	15	19	24	30
Explosives	(R/tRoM)	41	52	65	83
Drill Steel	(R/tRoM)	33	42	52	67
Support	(R/tRoM)	24	31	38	48
Stores	(R/tRoM)	68	87	109	138
Maintenance	(R/tRoM)	88	111	139	177
Backfill	(R/tRoM)	100	127	—	—
Fridge Plant power	(R/tRoM)	8	10	27	34
Fridge plant maintenance	(R/tRoM)	5	6	8	10
Vertical shaft operating	(R/tRoM)	15	19	24	30
Plant & tailings	(R/tRoM)	120	153	191	242
Total Working Cost	(R/tRoM)	1,060	1,347	1,869	2,376
Contingency (20%)	(R/tRoM)			374	475
Total Opex including contingency	(R/tRoM)	1,060	1,347	2,243	2,851

For more information about the capital and operating cost estimates of the Kruidfontein Project, see Section 17 of the Kruidfontein Technical Report Summary.
Permitting requirements
The Kruidfontein Project has an approved environmental management program for prospecting.
A mining right application (MRA) accepted by the DMRE in July 2017 was part of the Section 102 application to consolidate the three separate mineral rights (Sedibelo, Magazynskraal and Kruidfontein) into a single mining right under IBMR, a subsidiary of the Company.
An EIA process was initiated by SLR Consulting late in 2020 as part of the Section 102 application. The intent is to exploit the Kruidfontein Mineral Resources by using the existing PPM facilities and the approved footprint on Wilgespruit, so that only shaft infrastructure to support mining on Kruidfontein will be required. The MRA will remain pending until the results of the EIA process together with an EMPr in respect of the Section 102 consolidation application have been submitted and authorization is granted.
All required environmental authorizations and permits will need to be in place prior to construction commencing in respect of the Kruidfontein Project.
For more information about the permitting requirements of the Kruidfontein Project, see Section 16 of the Kruidfontein Technical Report Summary.
Economic analysis
The economic analysis of the Kruidfontein Project should be treated as preliminary in nature since it is based on a concept study, or initial assessment (nominal capex and opex accuracy of ±50% and contingency of ≤25%), undertaken on Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them. The economic analysis relies on a life-of-mine production schedule that is 100% derived from Inferred Mineral Resources which are of insufficient confidence to provide certainty that the conclusions presented herein or the results of the economic analysis will be realized.
The results of the economic analysis are derived solely from Inferred Mineral Resources. There is no guarantee that any of the Inferred Mineral Resources would upgrade to Indicated Mineral Resources with continued exploration, nor that all the Inferred Mineral Resources would be economically extractable. The implied life-of-mine plans presented herein should not be interpreted as assurances of potential economic life of the Kruidfontein Project.
The initial assessment evaluated the Kruidfontein Project with two separate production plans, one for the UG2 and a second for the Merensky.
The Net Present Value (“NPV”) of the post-tax cash flows for the UG2 and Merensky techno-economic models (“TEMs”) at a range of discount values and other financial indicators, based on the three-year trailing average prices and ZAR:USD exchange rate, are set forth in the tables below. Similar results from the use of alternative price decks are included for comparative purposes.

UG2 TEM
Item	Units	Three-year trailing average	Alternative Price Decks
			Spot (30/06/2021)	CRU (2021)
NPV
0%	(ZARm)	20,282	143,778	49,640
5%	(ZARm)	384	36,576	9,284
8.3% (SPM’s WACC)	(ZARm)	-2,741	16,546	2,144
10%	(ZARm)	-3,520	10,348	57
Other Financial Indicators
Operating margin	(%)	27.7%	60.1%	39.4%
IRR	(%)	5.3%	19.9%	10.4%
Project Capex	(ZARm)	19,607	19,607	19,607
SIB Capex	(ZARm)	13,808	13,808	13,808
Peak funding	(ZARm)	11,424	9,834	10,743
Payback period	(years)	23	11	14
Av. LoM unit cost (incl Royalty)	(ZAR/t milled)	2,319	2,612	2,389
	(ZAR/6E oz)	16,762	18,883	17,266
Merensky TEM
Item	Units	Three-year trailing average	Alternative Price Decks
			Spot (30/06/2021)	CRU (2021)
NPV
0%	(ZARm)	16,495	87,307	21,637
5%	(ZARm)	666	27,639	2,774
8.3%	(ZARm)	-2,631	13,121	-1,334
10%	(ZARm)	-3,563	8,169	-2,568
Other Financial Indicators
Operating margin	(%)	28.8%	54.2%	31.6%
IRR	(%)	5.5%	18.2%	6.9%
Project Capex	(ZARm)	19,607	19,607	19,607
SIB Capex	(ZARm)	11,066	11,066	11,066
Peak funding	(ZARm)	12,673	10,746	12,153
Payback period	(years)	20	11	18
Av. LoM unit cost (incl Royalty)	(ZAR/t milled)	2,950	3,211	2,969
	(ZAR/6E oz)	15,321	16,673	15,419
For more information about the various price decks used in the economic analysis, see section 15 of the Kruidfontein Technical Report Summary.
The twin-sensitivity of NPV of the post-tax cash flows for the Kruidfontein Project to changes in revenue (grade, price/exchange rate, plant recoveries) and operating cost for the UG2 and Merensky production plans are shown in the tables below.

UG2 TEM
Merensky TEM
For more information about the economic analysis of the Kruidfontein Project, see Section 18 of the Kruidfontein Technical Report Summary.

REGULATORY OVERVIEW
Given that we operate in a highly regulated environment, our operations are subject to oversight and monitoring by various regulatory authorities that have broad administrative and discretionary powers over us. In addition to the general corporate and commercial law regulations, we are subject to comprehensive South African mining laws and regulations. We are also subject to other South African laws and regulations relating to competition, environmental protection, land expropriation, labor and data protection.
The principal laws and regulations to which we subject are set out below. Certain terms used in this section are defined under “Glossary of Terms.”
Corporate law
As a company incorporated in Guernsey, the Company is governed by the Companies Law. The Companies Law differs in certain material respects from laws applicable to U.S. companies incorporated in the State of Delaware. For a summary of significant differences between the rights of our shareholders under applicable Guernsey law and the provisions of the Delaware General Corporation Law applicable to U.S. companies incorporated in Delaware and their shareholders, see “Description of Share Capital — Principal Differences between Guernsey and Delaware Corporate Law.”
As a foreign company in South Africa, the Company is subject to Chapter 4 of the South African Companies Act No. 71 of 2008 (as amended from time to time) (the “South African Companies Act”), which regulates public offerings of securities. Once publicly listed in South Africa, the Company will be regulated by, among other things:
•
the FMA which is aimed at reducing systemic risk in financial markets by regulating market abuse and market manipulation while promoting international competitiveness; and

•
the JSE Listings Requirements, published under the FMA, which regulate, among other things, the relationship between the JSE and the issuer of listed securities and sets out the JSE’s rules for such issuers, including the conditions for listing, the methods of listing securities on the exchange, and continuing obligations once listed such as those governing corporate actions.

Members of the Group incorporated in South Africa are subject to the South African Companies Act, which regulates, among other things, the incorporation, registration, management and reporting requirements applicable to corporate actions such as acquisitions, disposals, financial assistance, share transactions and insolvencies.
In addition, after the completion of this offering, the Company will become subject to certain reporting requirements of the Exchange Act and the rules and regulations of the SEC and the NYSE. The Company will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. For more information, see “Risk Factors — Risks related to our ordinary shares and this offering.”
Competition law
The South African Competition Act No. 89 of 1998 (as amended from time to time) (the “South African Competition Act”) is a piece of legislation that prohibits anti-competitive restrictive practices and abuses of a dominant position and requires that transactions resulting in a change of control in which the parties exceed certain turnover and asset values must be approved by the relevant competition authority before implementation.
The South African Competition Act established the Competition Commission and the Competition Tribunal (“Tribunal”) to enforce the South African Competition Act. The Tribunal may impose an administrative penalty for South African Competition Act violations of up to 10% for a first-time offense and up to 25% for a repeat offense (of the same conduct) of a company’s turnover in South Africa and its exports from South Africa. The South African Competition Act also established the Competition Appeal Court (“Appeal Court”), a specialist division of the High Court of South Africa, to adjudicate Tribunal competition law cases. In certain circumstances, competition law cases can be appealed from the Appeal Court to the Constitutional Court of South Africa.

The Mineral and Petroleum Resources Development Act
Background
The MPRDA is the primary legislation that regulates the South African mining industry, which is implemented and regulated by the DMRE.
Since its adoption into law, the MPRDA introduced a regime of State custodianship where the State grants the right to prospect and mine. The MPRDA, and specifically the prescripts of section 4(2), abrogates the common law position that the surface landowner is the owner of the land, including the air space above the surface and the minerals beneath the surface. The common law position was supported by the Minerals Act, which has since been abrogated by the MPRDA.
While the MPRDA does not expressly provide that the state is the owner of unmined minerals, the ability of a landowner to exercise absolute rights over minerals found on or under their land has been neutralized. The owner retains ultimate ownership, but not the incidence of ownership in respect of the minerals. Accordingly, the holder of a new order right to minerals under the MPRDA is granted a “limited real right” in the minerals to which the mining right relates.
In terms of the MPRDA, applicants can apply for rights for the prospecting or mining of minerals. Prospecting rights are granted for a period of up to five years, with a single right to renew for a period of up to three years. As such, a prospecting right can be valid for eight years, if renewed. Mining permits are granted for a period not exceeding two years for an area that does not exceed five hectares in extent and may be renewed for three consecutive periods, each not exceeding one year. Mining rights are granted for a period of up to 30 years. The MPRDA does not stipulate how many times a mining right can be renewed and merely provides that a mining right may be renewed for further periods, each of which must not exceed 30 years at a time in respect of each renewal, provided that the holder can justify that it can continue mining operations. Further renewals are only available if requirements for a renewal as stipulated in the MPRDA are met.
In terms of the MPRDA, the South African government is required to apply a “first come, first serve” approach in granting a mining right. There are certain requirements in terms of the MPRDA that must be met by applicants before the Minister of Mineral Resources and Energy can grant the right. On the meeting of such requirements, the Minister of Mineral Resources and Energy must grant the right. A failure to grant a right is an administrative action that is capable of internal appeal before the relevant official at the DMRE, depending on who the official was that took the administrative decision. After an internal appeal, a judicial review process is available to aggrieved applicants, on the condition that all internal appeals have been exhausted. The MPRDA provides that administrative processes must be conducted, or administrative decisions must be taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness, and procedural fairness, and that these decisions and the reasons behind them must be given in writing. Once rights are granted to applicants, the right must be executed in the form of a notarial deed and registered at the MPTRO in order for the right to enjoy that status of a “limited real right” enforceable against third parties.
As part of the mining right application, applicants are required to present, for approval, an MWP. In this regard, once a mining right has been granted, the holder thereof is required to also comply with the approved MWP. The MWP sets out the obligations of the mining right holder in relation to mining methods, expected production and other technical aspects of the mining operations. The MPRDA requires, among other things, that mining companies also submit SLPs, which set out their commitments relating to human resource development, labor planning and socio-economic development planning to the DMRE
Renewal of a mining right
A mining right holder whose mining right is coming up for expiry has the exclusive right to apply for and be granted a renewal of the mining right in respect of the mineral and mining area in question. The maximum period of a renewal of a mining right is 30 years, but it can be renewed for further periods (each of which may not exceed 30 years at a time). In terms of the MPRDA, the Minister of Mineral Resources and Energy must grant a renewal of a mining right if the applicant complies with the requirements of the MPRDA.

When renewing a mining right, an applicant must: (i) not be in contravention of any provision of the MPRDA and must have complied with the terms and conditions of the mining right; (ii) confirm its compliance with the requirements of the approved environmental authorization, and the prescribed SLP; and (iii) confirm that it complied with the MWP.
The holder of a prospecting right has the exclusive right to apply for a mining right
The holder of a prospecting right has the exclusive right to apply for and be granted a mining right in respect of the mineral and prospecting area in question up until the expiry of the prospecting right. Once the prospecting right holder has lodged the mining right application, it receives protection on the basis of a first-come, first-serve application regime.
The Resources Minister must grant a mining right if:
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the mineral can be mined optimally in accordance with the MWP;

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the applicant has access to financial resources and has the technical ability to conduct the proposed mining operation optimally;

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the financing plan is compatible with the intended mining operation and duration thereof;

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the mining will not result in unacceptable pollution, ecological degradation, or damage to the environment and an environmental authorization is issued;

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the applicant has provided for the prescribed SLP;

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the applicant has the ability to comply with the relevant provisions of the MHSA;

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the applicant is not in contravention of any provision of the MPRDA; and

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the grant of the right will further the objectives set out in sections 2(d) and (f) and in accordance with the charter contemplated in section 100 of the MPRDA and the prescribed SLP.

Protection of ownership of mining assets and relevant rights
A prospecting right or a mining right which has been registered at the MPTRO is considered to be a “limited real right” in respect of the mineral and land to which such right relates. The holder of a mining right has ownership of the mineral resources once the minerals have been severed from the land, which is enforceable against all third parties.
Security of tenure is listed among the objectives of the MPRDA. While the MPRDA does not expressly provide for the protection of ownership of mining assets, section 25 of the South African Constitution protects the right to property, including mine assets, by stipulating that no one may be deprived of property except in terms of a law of general application, and no law may permit arbitrary deprivation of property. Property may be expropriated only in terms of a law of general application, for a public purpose, or in the public interest, and subject to compensation. Therefore, although the State (including the Resources Minister) is empowered to expropriate land and rights in land, provision is made for payment of compensation. However, in 2018 an amendment to section 25 of the South African Constitution was proposed, which would permit the expropriation of land and property, without compensation, in order to address historical wrongs of land dispossession, as well as ensuring fair access to land and empowering the majority of South Africans. This proposed amendment has not been passed.
In terms of the MPRDA, where an application for a right relates to an area where another person holds a valid right in respect of the same mineral, then any such right applied for will not be accepted for processing.
Suspension or cancellation of mining rights
A prospecting or mining right may be suspended or canceled by the DMRE if the holder contravenes the MPRDA or a term of the right or the relevant environmental authorization, or if the holder has submitted inaccurate, false or misleading information in applying for the right.

Before suspending or canceling the right, the holder is notified of the reasons for the proposed suspension or cancellation and given directives as to how they may be remedied. The holder is given a reasonable opportunity to make representations as to why the permit or right should not be canceled or suspended, and the Minister of Mineral Resources and Energy is required to consider such representations before making a determination. If the holder satisfies the Minister of Mineral Resources and Energy with its representations or if the Minister of Mineral Resources and Energy issues a directive which such holder has complied with and remedies the non-compliance, then the Minister of Mineral Resources and Energy has the discretion to lift the suspension on written notice.
In cases of operational non-compliance, the DMRE can direct the holder to take steps to remedy non-compliance or suspend the applicable mining right until compliance is achieved.
If an authorized person under the MPRDA, such as a regional manager, a mine inspector, or any other designated officers of the DMRE, discovers or suspects a contravention of the MPRDA or a term attaching to any mining or prospecting right, they can order the holder to take immediate rectifying steps to remedy the contravention, and, if the holder fails to do so, the authorized person may order that the relevant operations be suspended or terminated. The DMRE’s director-general must confirm or set aside such an order by an authorized person and notify the relevant holder thereof within 60 days after the issue of the order, failing which such order shall lapse.
Black Economic Empowerment
The objectives of the MPRDA include the following:
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promoting equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa (section 2(c) of the MPRDA);

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substantially and meaningfully expanding opportunities for historically disadvantaged persons, including women and communities, to enter and actively participate in the mineral and petroleum industries and to benefit from the exploitation of South Africa’s mineral and petroleum resources (section 2(d) of the MPRDA); and

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promoting employment and advancing the social and economic welfare of all South Africans (section 2(f) of the MPRDA),

(collectively, the “Transformation Objectives”)
The Minister of Mineral Resources and Energy and the DMRE are required to exercise their administrative discretion under the MPRDA in a manner that ensures that the Transformation Objectives are fulfilled.
The MPRDA provides that the Minister of Mineral Resources and Energy must develop a “broad-based socio-economic charter” for the South African mining industry. The Mining Charter is a policy instrument, which supports the objects of sections 2(d) and (f) of the MPRDA. The first version of the Mining Charter was published in 2004 and there have been four revisions since, the most recent of which is the 2018 Mining Charter.
On April 4, 2018, the High Court of South Africa, Gauteng Provincial Division, Pretoria in Chamber of Mines of South Africa v the Minister of Mineral Resources and Energy and Another (case number 41661/2015) held that:
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once the Minister of Mineral Resources and Energy is satisfied that the grant of a mining right applied for will further the applicable objects of the MPRDA (relating to HDSA participation and beneficiation, and the promotion of employment and social and economic welfare of all South Africans), the mining right holder is not required to restore the percentage ownership continually, however, measured, controlled by HDSAs to the 26% target referred to in the 2004 Mining Charter and the 2010 Mining Charter where such percentage falls below 26%, unless such obligation is specified as an obligation in terms of the conditions stated in the right;

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the failure by a holder of a mining right or converted mining right to meet the requirements of the 2004 Mining Charter and the 2010 Mining Charter does not constitute a breach of a material term of the mining right entitling the Minister of Mineral Resources and Energy to cancel or suspend the mining right in terms of the MPRDA, nor does it constitute an offense under the MPRDA, unless an obligation to meet such a requirement is specified as an obligation in the terms attached to the granting of the mining right; and
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neither the 2004 Mining Charter nor the 2010 Mining Charter requires the holder of a mining right who has, subsequent to the grant of the right, fallen below the 26% HDSA ownership threshold to enter into further HDSA empowerment transactions to increase its HDSA ownership percentage.

The Minister of Mineral Resources and Energy appealed this decision by the High Court of South Africa, Gauteng Provincial Division, Pretoria but has subsequently withdrawn its appeal. The withdrawal of the appeal by the Minister of Mineral Resources and Energy means that the principles set out in the above are settled law until such time as there are further legislative changes or new matters are brought before the judiciary.
The 2018 Mining Charter serves as a guideline for the framing, measurement and implementation of a mining company’s contribution to the achievement of the objectives of sections 2(d) and 2(f) of the MPRDA. This guidance includes descriptions of what initiatives would qualify for recognition, the targeted impact, and the timeline for implementation, as well as the manner of measuring completion. As this guidance is a policy instrument, it does not give rise to any binding legal obligations. The notion that the 2018 Mining Charter is a policy document, as opposed to law, was confirmed by the High Court of South Africa in Minerals Council of South Africa vs Minister of Mineral Resources and 13 Others (case no.: 20341/19), as further described below.
For all applications for new mining rights, the 2018 Mining Charter requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows: (i) 5% non-transferrable carried interest to qualifying employees; (ii) 5% non-transferrable carried interest to host communities; and (iii) 20% effective ownership in the form of shares to a BEE entrepreneur. There have also been material adjustments to the minimum compliance requirements relating to, among other things, employment equity, inclusive procurement, and supplier and enterprise development, which all mining companies must comply with within five years from the commencement of the 2018 Mining Charter. The consequences of the holding that the 2018 Mining Charter is policy, as opposed to law, with respect to new applicants for mineral rights, remain to be seen. While the DMRE will not be able to enforce the policy as if it is law, it is likely that the mining industry will comply with the 2018 Mining Charter in respect of new applications for mineral rights (as it has done with previous Mining Charters). The implication of the finding that a Mining Charter is policy is that a policy may not be applied rigidly. However, the DMRE may attempt to incorporate provisions of the 2018 Mining Charter into the terms of an applicant’s mining or prospecting right.
An application for a judicial review of the 2018 Mining Charter instituted by the Minerals Council against the Minister of Mineral Resources and Energy in the High Court of South Africa, Gauteng Provincial Division, Pretoria, was commenced in early May 2020. On September 21, 2021, the High Court of South Africa in Minerals Council of South Africa vs Minister of Mineral Resources and 13 Others (case no.: 20341/19):
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held that a mining charter gazetted under section 100 of the MPRDA is a policy instrument rather than a binding and enforceable legal instrument. The High Court set aside several provisions of the 2018 Mining Charter, which were construed as if the 2018 Mining Charter was a legal instrument rather than a policy instrument; and

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set aside the provisions in the 2018 Mining Charter suggesting that new and further B-BBEE ownership transactions will need to be concluded at the point of renewal of a mining right.

There is currently uncertainty whether mining companies are, in addition to required compliance with the MPRDA, required to comply with the B-BBEE Act and the B-BBEE Codes, which generally apply to other industries in South Africa. The MPRDA does not require mining companies to comply with the B-BBEE Act and the B-BBEE Codes.

Draft Mine Community Resettlement Guidelines, 2019 (the “Resettlement Guidelines”)
The Resettlement Guidelines published on December 4, 2019, in draft form apply to existing prospecting and mining rights where there has been incremental project expansion that will result in the displacement or resettlement of stakeholders such as landowners, lawful occupiers, holders of informal and communal land rights, mine communities and host communities. The Resettlement Guidelines require the rights holder to conduct stakeholder mapping to identify and profile stakeholders in a meaningful consultation process with a view to developing a resettlement plan (which includes a project description; impact analyses; costs and budgetary considerations and consultation mechanisms), an action plan (which includes the steps to be taken and resources required to achieve the goals in the resettlement plan) and a resettlement agreement (which includes the legal commitments by the holder in favor of stakeholders).
The Resettlement Guidelines prohibit the commencement of mining activity until a resettlement agreement is reached on compensation for the resettlement of stakeholders.
The Royalty Act
The Royalty Act imposes a royalty on the transfer of a mineral extracted from within South Africa unless a relevant exemption applies. Any holder of an exploration, prospecting, or mining right (or a lease or sublease in respect of such a right) or any other person who has recovered a mineral resource in South Africa must register in terms of the Mineral and Petroleum Resources Royalty (Administration) Act No. 29 of 2008 and must render the prescribed returns as concerns the royalty imposed by the Royalty Act.
Royalties imposed differ between refined minerals and unrefined minerals but in both instances are based on a percentage of gross sales, derived from a pre-determined formula measuring the ratio of earnings before interest and taxes (“EBIT”) and gross sales in respect of the minerals multiplied by a pre-determined number. EBIT and gross sales are defined in the Royalty Act. Refined minerals attract a maximum royalty of 5% of the gross sales of the extractor and a minimum of 0.5% of gross sales if the EBIT is negative. Unrefined minerals attract a maximum royalty of 7% of the gross sales and a minimum of 0.5% of gross sales of the extractor if the EBIT is negative.
The Royalty Act allows a mining right holder to agree with the Minister of Finance in terms of a binding agreement that any amendment to the determination of the royalty percentage formulae will have no effect on the formulae applied by the mining right holder prior to this amendment in respect of all mining operations carried out for the resource for as long as the holder holds the right. The holder may withdraw from such binding agreement at any time.
Environmental regulations
Section 24 of the South African Constitution compels the South African government to make legislation and to take other measures to protect the environment, prevent pollution and ecological degradation, promote conservation, and secure sustainable development in South Africa.
The “One Environment System” is South Africa’s environmental authorization regime, which was implemented on December 8, 2014. This regime was introduced to streamline the regulation of environmental matters in the mining and petroleum industries from the MPRDA to NEMA and other environmental statutes.
NEMA is the overarching legislation which gives effect to the environmental right protected in section 24 of the Constitution, which provides the underlying framework and principles underpinning the coordinated and integrated management of environmental activities. The legislative changes associated with the implementation of the One Environment System have streamlined the licensing processes for mining rights, environmental authorizations and water use licenses. For instance, the requirement to obtain an environmental management program or plan under the MPRDA has been removed and replaced by the requirement to obtain an environmental authorization under NEMA.
There is an array of national, provincial and local government legislation related to the environment which may also be applicable on a site specific basis including the National Environmental Management: Biodiversity Act, No. 10 of 2004, the National Water Act, No. 36 of 1998, the National Environmental

Management: Waste Act, No. 59 of 2008 and local government by-laws regarding matters such as water and sanitation, waste related practices, fire safety, generator use and storage of dangerous goods and hazardous products.
Environmental authorizations
An environmental authorization is required from the Minister of Mineral Resources and Energy under NEMA to commence a listed activity, including activities that require a prospecting right or mining right under the MPRDA, or the primary processing of minerals. Commencing such a listed activity without an environmental authorization is an offense under NEMA.
Applicants for environmental authorizations are required to follow a public participation process to enable meaningful consultation with all interested and affected parties, which include host communities. If such applicant does not own or occupy the land in question, it must obtain the consent of the landowner before it may make an application for environmental authorization in terms of recent amendments to the EIA Regulations, 2014. However, these amendments are arguably ultra vires.
In doing so, applicants must submit an environmental impact assessment report and an environmental management plan containing, among other things: information on the pre-mining environment; identification and quantification of any potential environmental, economic and social impacts; and providing appropriate mitigating measures to minimize any negative impacts caused by the mining operations and enhance any positive impacts.
The Environmental Minister remains the appeal authority in respect of any appeals against the issue of an environmental authorization.
Water use licenses
South Africa’s water resources are regulated by the NWA. A water-use license is required under the NWA to undertake one of the specified water uses in the NWA, subject to a number of exceptions. Water uses include, among others: the taking of water from a water resource, the diversion of watercourses, mine dewatering, discharge of wastewater, and the disposal of waste on land. Most mining operations require a water use license in order to conduct their operations, particularly for activities relating to water abstraction, storage, effluent discharge, diversions, and facilities that have the potential to pollute groundwater resources.
The Water and Sanitation Minister is responsible for issuing water use licenses and has issued regulations setting out the procedural requirements and steps for applications for water use licenses, as well as appeal processes for decisions taken. The regulations provide that security, in the form of a deed of suretyship, may have to be provided to the Department of Human Settlements, Water and Sanitation pursuant to a water use license application. Such security, where required, must be enforceable for a period of at least five years after the water use license activities have lapsed.
Mines are also required to comply with regulations, which were specifically published for the use of water for mining and related activities in the South African Government Gazette. The regulations provide for limitations on the location of mining infrastructure, requirements for separation of dirty and clean water systems, and the design of certain water management infrastructure.
Waste management licenses
The Minister of Mineral Resources and Energy issues waste management licenses in terms of NEMWA, including in respect of the management of mine waste. A waste management license is required in order to undertake certain waste management activities that are listed in regulations published by the Environmental Minister. The Environmental Minister may, by notice in the South African Government Gazette, prohibit or restrict the granting of a waste management license by the licensing authority for a listed activity in a specified geographical area if deemed necessary to ensure the protection of the environment, conservation of resources, sustainable development or human health and well-being.
Under NEMWA, a waste management license is also required for the establishment or reclamation of residue stockpiles or residue deposits resulting from activities that require a prospecting right, mining permit, mining right, exploration right or production right. On June 11, 2021, the EIA Regulations, 2014 were amended, requiring that reclamation of residue stockpiles or residue deposits resulting from activities that require a prospecting right, mining permit, mining right, exploration right or production right require an environmental authorization. However, this activity has not yet commenced and will only commence when NEMWA has been amended.
This position is anticipated to change once the NEMLAA4 is enacted as law. One of the main objectives of NEMLAA4 is to address the incongruous treatment of residue stockpiles and residue deposits under the waste and landfill provisions by removing their regulation from the ambit of NEMWA and placing them under the regulation of NEMA.
As of May 2014, NEMWA also regulates contaminated land, including land where the contamination arose before the commencement of NEMWA. Any land identified as an investigation area by the environmental authorities, or which a landowner notifies as contaminated to the environmental authorities, is to be assessed and reported. A directive or remediation order may be issued by the environmental authorities requiring the remediation of the site following such assessment and report, depending on the level of risk associated with the contamination.
Atmospheric emissions licenses
An atmospheric emissions license is required in terms of the NEMAQA to undertake listed activities, including certain mining-related and processing activities. NEMAQA requires the Environmental Minister to establish a national framework for achieving the objectives of NEMAQA, which must include, among other things, minimum emission standards and norms and standards. Local government is entrusted with the competence to manage air pollution, with municipalities being the licensing authority for purposes of issuing atmospheric emissions licenses.
The measurement and monitoring of atmospheric emissions are regulated through various tools, such as: the air dispersion modeling framework, the declaration of priority pollutants and pollutant areas, and the mandatory reporting of data and information from identified point, non-point, and mobile sources of atmospheric emissions to the National Air Emission Inventory System. DFFE’s declaration of greenhouse gases as priority air pollutants in 2017 has been followed by the imposition of a regulatory framework for greenhouse gas emission reporting, which forms the basis and input for the imposition of the carbon tax, which commenced on June 1, 2019.
The Carbon Tax Act, which took effect on June 1, 2019, introduces a carbon tax on identified affected sectors on the basis of their greenhouse gas emission concentrations as a controlled climate change mitigation measure. The Group did not incur any carbon tax liability in the year ended December 31, 2021, and we do not expect that the Group will have any carbon tax liability for the years ended December 31, 2021 or 2022.
Under the Carbon Tax Act, a person is liable to pay carbon tax if that person conducts an activity in South Africa resulting in greenhouse gas emissions equal to or above the defined threshold. A detailed list of activities and sectors, as well as their capacity thresholds and applicable allowances are set out in a schedule to the Carbon Tax Act. Activities carried out at the Group’s operations may fall within a number of these categories.
Carbon tax is being introduced in a phased manner, with the first phase running until December 31, 2022. The Carbon Tax Act imposed a carbon tax of R120 per tonne of CO2-eq of the greenhouse gas emissions of a taxpayer for the initial tax period from June 1, 2019 to December 31, 2019, which will increase annually at the consumer price index plus 2% until December 31, 2022, and afterwards in line with inflation. The current carbon tax rate for the tax period January 1, 2021 to December, 31, 2021 is R134 per tonne of CO2 emissions. Carbon tax liability is calculated as the tax base (sum of greenhouse gas emissions from combustion, industrial processes and fugitive emissions in accordance with a reporting methodology approved by the DFFE, proportionately reduced by certain tax-free allowances) multiplied by the rate of the carbon tax.
However, a number of transitional tax-free allowances apply during the Carbon Tax Act’s first phase of implementation, which aim to ensure a smooth transition to a low carbon economy. The first phase maximum percentages of each permissible allowance for each listed activity conducted are set out in a schedule to the Carbon Tax Act.
The Carbon Offset Regulations issued under section 19 of the Carbon Tax Act, which took effect on June 1, 2019, provide the first material mechanism permitting companies to reduce their carbon tax liability (between 5% to 10% of their total greenhouse gas emissions) through investment in a carbon offset program. On June 19, 2020, the Minister of Finance finalized the next set of regulatory mechanisms applicable to the Carbon Tax Act, which include regulations governing trade exposure allowances, greenhouse gas emissions intensity benchmarks, and a notice regarding a renewable energy premium.
Historical and cultural heritage
Pursuant to the promulgation of the NHRA, the removal or demolition of any articles of historical or cultural importance requires a permit from the South Africa Heritage Resources Agency or relevant provincial authority, as the case may be. Burial grounds and graves are also protected under the NHRA, and a permit is required to destroy, alter or remove such articles.
National Environmental Management: Biodiversity Act
The NEMBA regulates the management and conservation of South Africa’s biodiversity within the framework of NEMA and cooperative governance. The NEMBA provides for; among other things: (i) the protection of species and ecosystems that warrant national protection; (ii) giving effect to ratified international agreements relating to biodiversity that are binding on South Africa; (iii) the sustainable use of indigenous resources; (iv) the fair and equitable sharing of benefits arising from bioprospecting involving indigenous biological resources; and (v) the establishment of the South African Biodiversity Institute. Biodiversity is defined as the variability among living organisms from all sources, including terrestrial, marine, and other aquatic ecosystems and the ecological complexes of which they are part, and also includes diversity within species, between species, and of ecosystems. Removal of listed threatened or protected species requires a permit pursuant to NEMBA and GNR.152 of February 23, 2007.
Financial Provisioning Regulations
Financial provisioning for the remediation of environmental damage is regulated in terms of section 24P of NEMA and the 2015 Financial Provisioning Regulations. Section 24P of NEMA provides that an applicant for an environmental authorization relating to prospecting, exploration, mining or production must, before the Environmental Minister issues the environmental authorization, comply with the prescribed financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. Therefore, companies undertaking mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DMRE, which may include the requirement for parent company or third-party guarantees to be provided. This means that the holder of a mining right must set aside financial provisioning for rehabilitation of the mining activities for concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post-closure impacts.
Assessment under the 2015 Financial Provisioning Regulations, which are currently in force, have led to significantly increased closure costs and are likely to significantly increase the amount of financial provisioning required to be set aside by existing rights holders, compared with the financial provisioning requirements that were previously required under the MPRDA and determined in accordance with a guideline document published by the DMRE.
The timeline for existing mining rights holders to ensure that the amount of financial provisioning that is required to be set aside in terms of the 2015 Financial Provisioning Regulations was initially by February 19, 2019 but was then extended to February 19, 2020, and has currently been extended to June 19, 2022.
The regulation of financial provisioning is currently in a state of uncertainty as the 2015 Financial Provisioning Regulations are expected to be replaced by a new set of regulations in the near future. A revised draft set of regulations were published in November 2017, 2019 and on August 27, 2021, but is yet to be finalized. Once the additional round of public consultations on the proposed 2021 Financial Provisioning Regulations have been concluded and the effective date has been confirmed, existing mining right holders will likely be obligated to significantly increase their financial provisioning due to the expanded requirement to provide a detailed itemization of all activities and costs, calculated based on the actual costs of implementation of the measures required for: (i) annual rehabilitation; (ii) final rehabilitation, decommissioning and closure; and (iii) remediation.
Some of the fundamental changes proposed by the 2021 Financial Provisioning Regulations include the imposition of criminal sanctions for financial institutions which fail to notify the various South African government ministries (being the DFFE, the DMRE and National Treasury) and the holder of a mining right, of an intention to cancel or withdraw financial guarantees provided for purposes of financial provisioning. Implications of a failure to notify under the 2021 Financial Provisioning Regulations introduce a penalty, upon conviction, of up to R10 million and requires that costs for annual rehabilitation be provided for in the operating budget of applicants and holders of mining rights, rather than being able to be included in the separate financial provision vehicle methods.
In relation to mine closures and the issuance of closure certificates, miners currently have to comply with the requirements set out in section 43 of the MPRDA and its corresponding regulations, NEMA, and the 2015 Financial Provisioning Regulations. The 2019 Financial Provisioning Regulations will, in relation to mine closures, require the use of financial guarantees for post-closure obligations to remediate and manage residual and latent impacts with a provision for an automatic call up of such guarantees on the issuing of a closure certificate.
Environmental liability
As set out above, mining companies operating in South Africa are subject to extensive environmental laws and regulations.
In particular, NEMA imposes a duty of care on every person who causes, has caused or may cause significant pollution or degradation of the environment to take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or, insofar as such harm to the environment is authorized by law or cannot reasonably be avoided or stopped, to minimize and rectify such pollution or degradation (the “duty of care provision”). It is arguable that given the stringent requirements to comply, any breach of such duty is subject to strict liability.
A similar duty of care exists under the NWA where owners, controllers or occupiers of land on which an activity, or process, is or was performed that causes, has caused, or is likely to cause, the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.
Contravention of NEMA and the NWA is an offense and an offender may be liable for significant penalties in the form of a fine and/ or imprisonment. Both NEMA and the NWA permit the DFFE or DWS to issue administrative directives to persons to take reasonable measures to prevent pollution from occurring, continuing or recurring where such measures have not been taken. In addition, these authorities can order the suspension of part or all of a company’s operations for non-compliance.
A person may be held liable under these duties of care for the pollution and/or environmental harm caused by it during mining operations, despite the mining activities having since ceased (with or without the issuance of a closure certificate under the MPRDA) or the mining operations having been sold or transferred to a third-party.
A person who was a director of the offending company at the time the offense under NEMA was committed may be held jointly and severally liable for any negative impact on the environment, whether advertently or inadvertently caused by the company which they represent, including damage, degradation or pollution. In order for liability to be established, the director in question must have been (i) the principal in control at the time of the commission of the offense; (ii) an accomplice (if the director was party to the offense committed by the company or its employees); (iii) a co-conspirator (if it is alleged that the director was party to a conspiracy to commit an offense); or (iv) cited as a party to the proceedings where the company is found to have committed an offense, and the director failing to discharge the onus that they took reasonable measures to prevent or mitigate the offense.

If a company receives a directive ordering it to take reasonable measures to prevent pollution or to rectify or minimize pollution or degradation and fails to take such measures, the authority may recover the cost of implementing the measures from, among others, any person who directly or indirectly contributed to the pollution or degradation, or negligently failed to prevent the pollution. Directors may be cited as jointly and severally liable for such claims in the event that they meet the requirements for associated liability (any person responsible for, or who directly or indirectly contributed to the pollution) with the amount being apportioned according to the degree to which each party was responsible for the pollution.
NEMA does not expressly provide for shareholder liability. However, there is a possibility that a shareholder may be deemed to be liable where it exercises a sufficient degree of control over the company to satisfy the test of “control”, i.e., shareholders who exercise sufficient control over a company so as to influence the manner in which it is managed may be in a position where they are exposed to statutory liability under NEMA. There is no legal precedent in South Africa to support this interpretation as there have been no reported judgments in South Africa where a court has been asked to deal with the issue of shareholders’ liability under environmental law. However, various foreign jurisdictions have, to varying degrees, imputed environmental liability to a shareholder who exercises sufficient control over the company so as to influence the manner in which it is managed. In these jurisdictions, the question of whether a shareholder exercises sufficient control over a company is a question of fact that must be determined on a case-by-case basis.
Lastly, NEMA facilitates private prosecution by any person in a matter which relates to the protection of the environment or a breach or threatened breach of the environmental duty of care. The offenses are listed in NEMA, which range from the commencement of unauthorized activities, failure to comply with a condition in a license to operate, unlawful or intentional acts which lead to significant pollution and failure to comply with compliance orders or directives. Under NEMA, any person may initiate the prosecution of an entity, its directors or employees in their personal capacity. The person initiating prosecution does not require the public prosecutor’s permission and does not need to provide security for such action. The accused on conviction may be ordered to pay the costs of the prosecution.
Occupational health and safety regulation of the mining industry
The occupational health and safety of all employees in the mining industry is governed by both legislation and common law. The common law plays an important role in that it encompasses principles relating to contractual, delictual (i.e., tortious), and criminal liability.
The MHSA, together with its regulations and the regulations to the now-repealed Minerals Act (which remains in force in terms of schedule 4 of the MHSA), is the primary legislative regime governing occupational health and safety at mines.
An important objective of the MHSA is to protect the health and safety of all persons at, and who may be affected by, the operation of activities at mines. Therefore, the MHSA is not merely concerned with the health and safety of persons directly employed by the holder of the mining right. An employer, being a holder of a mining right, is obliged to protect as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine or persons in the vicinity that may be affected by the operations at the mine) and employees of independent contractors and all other persons performing work at a mine, irrespective of the type of work being conducted.
The MHSA imposes obligations on an employer to ensure, as far as reasonably practicable, that the mine is designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and to maintain a healthy and safe mine environment. An employer must staff the mine with due regard to health and safety by appointing competent and experienced managerial and supervisory personnel and ensure an adequate supply of health and safety equipment.
The employer must establish a health and safety policy, prepare and implement mandatory codes of practice, and provide health and safety training.
The employer must also assess and respond to risk. This includes identifying hazards to health and safety at mining operations, assessing the risks posed by the operations and determining measures to eliminate, control or minimize such risks.

The employer is required to establish a system of medical surveillance, conduct occupational hygiene measurements, keep records of medical surveillance and medical examinations of current and former employees, and complete and submit various ad hoc, quarterly and annual reports to the relevant inspectorate, including an annual medical report.
The MHSI enforces the MHSA and conducts investigations and inquiries into work-related injuries, fatalities and dangerous occurrences. The MHSI also plays an important role in the promotion of health and safety at mines.
Should employers or employees fail to comply with their MHSA obligations, the MHSI may issue instructions to comply with the regulations or to halt all or part of the mines’ operations if they believe an occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine.
The MHSI may also instruct employers to take actions to address a condition that may have exposed persons to risks of injury or disease.
The Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA
A Principal Inspector of Mines could also issue a company with an administrative fine for contraventions of the MHSA in terms of section 55B of the MHSA. The maximum amount that can be imposed for each contravention of the MHSA is R1 million per contravention.
Finally, a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offense has been committed. Any person convicted of an offense in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed.
The Group’s operations must ensure that: (i) the correct legal appointments are made; (ii) all third-party contractors on the operations are well equipped and have the requisite knowledge and competence with regards to health and safety and the MHSA; and (iii) the contracts between the Group’s operations and the third-party contractors make sufficient provision and warranties for health and safety on site.
Expropriation legislation
Restitution of Land Rights Act
The Restitution of Land Rights Act provides for the restitution of rights in land to persons or communities who were dispossessed of such rights as a result of past racially discriminatory laws or practices subsequent to June 19, 1913. Claims under the Restitution of Land Rights Act initially had to be lodged by December 31, 1998. This period was reopened with the enactment of the Restitution of Land Rights Amendment Act which extended the cut-off date for the lodgment of claims to December 31, 2019. However, the South African Constitutional Court declared the Land Rights Amendment Act invalid, and the Land Claims Commission is prohibited from processing claims lodged after the Land Rights Amendment Act became operational on July 1, 2014, until all claims lodged prior to December 31, 1998, have been finalized.
The Restitution of Land Rights Act establishes that the SA Land Claims Court may order: (i) the restoration of land or any portion of land to a claimant (provided the court deems it feasible and practical to do so); (ii) the State to grant a claimant an appropriate right in alternative State-owned land; (iii) the State to pay compensation to a claimant; (iv) the South African Government to include the claimant as a beneficiary of a South African Government supported program for housing or the allocation and development of rural land; or (v) the State to grant the claimant any alternative relief.
Case law indicates that a person cannot claim the restitution of a mineral or mining right under the Restitution of Land Rights Act. Accordingly, an order for restoration of land does not result in the restoration of mineral rights or entitle the claimant to interfere with the mineral or mining rights in the land. Therefore, if land is being actively mined in terms of a mining right, it is less likely that the land will be restored to the claimant, in which case the claimant will receive financial compensation. A landowner cannot be compelled to grant rights in land or compensation to any successful claimants. Any restitution claim lies against the South African Government, and any form of restitution (restoration or equitable redress) must be granted by the South African Government.
Where restitution is granted in the form of restoration of rights in land, the State is required to compensate the owner of the land in accordance with the fair value of the land. Although the existing expropriation laws do not allow for expropriation of land for restitution purposes (the Expropriation Act allows for expropriation for public purposes only), the Expropriation Bill allows for expropriation, not only for public purposes, but also if it is in the public interest, which includes South Africa’s commitment to land reform, and reforms that will bring about equitable access to all of South Africa’s resources. Therefore, should the Expropriation Bill be enacted, the current position may change, and land restitution may take the form of expropriation, in which case the Expropriation Bill allows for compensation to the owner based on just and equitable factors and not merely the value of the land and could, if it is just and equitable to do so, result in expropriation without compensation.
An Ad Hoc Parliamentary Committee constituted to consider possible amendments to the provisions of section 25 of the South African Constitution recently published and called for comments on the Draft 18th Amendment. The Draft 18th Amendment seeks to amend section 25 of the South African Constitution so as to provide explicitly that an amount of nil compensation is a legitimate option for the purposes of expropriation aimed at land reform and, more specifically, to empower South Africans to be productive participants in land ownership, food security and agricultural reform programs. Written submissions on this score were due to be submitted to the Ad Hoc Parliamentary Committee by January 31, 2020, which date was extended to February 29, 2020. Expropriation without compensation will only be permitted by an order of court, and the Draft 18th Amendment contemplates that national legislation must be enacted to prescribe the circumstances under which a court may make an order to that effect. The current politics suggest that the ANC is unlikely to obtain the two-thirds majority that it requires for the Draft 18th Amendment to be passed. The ANC seems more likely to pursue the achievement of its ends through the Expropriation Bill.
The Expropriation Act
Expropriation is the act of taking possession of property (which as per the South African Constitution and case law is not restricted to land and may include limited real rights in land) from its owner in exchange for compensation, irrespective of the wishes of the original owner. The Expropriation Act provides for the Minister of Public Works and Infrastructure, subject to an obligation to pay compensation, to expropriate any property for public purposes or take the right to use temporarily any property for public purposes, for example, road widening purposes or for municipal services.
In terms of the Expropriation Act, compensation is based on the value of the property. However, in terms of the Expropriation Bill, compensation is based on just and equitable factors and a property may therefore be expropriated for nil compensation, where it is just and equitable to do so, having regard to all relevant circumstances, including but not limited to, where the:
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land is occupied or used by a Labour Tenant;

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land is held for purely speculative purposes;

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land is owned by a State-owned corporation or State-owned entity;

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owner of the land has abandoned the land; and

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market value of the land is equivalent to, or less than, the present value of direct South African Government investment or subsidy in the acquisition and beneficial capital improvement of the land.

As the Expropriation Bill was published for public comment, it is likely that the Expropriation Act will be amended, following the comments process. Public comments on the Expropriation Bill were mixed. The Expropriation Bill is long overdue and aims to bring legislation in line with the South African Constitution. The Expropriation Act is pre-constitutional legislation. Consequently, it was always anticipated that legislation would need to be amended to bring it in line with the South African Constitution. The Expropriation Bill provides for the expropriation of property for a public purpose or in the public interest, and it provides a procedure for determining compensation. In certain instances, it permits expropriation without compensation. Public hearings on the Expropriation Bill were extended until August 13, 2021. The Expropriation Bill is presently under consideration by the National Assembly.
Labor-related legislation
Employment in South Africa is regulated by the law of contract and by legislation. There is a body of legislation providing minimum protection for employees out of which employers and employees cannot contract. This legislation is found in a number of acts that regulate, among others, maximum hours of work, rates applicable to work performed overtime, minimum periods of leave, notice of termination, organizational rights in respect of trade unions, strike law, rights and responsibilities of employers and workers in the event of retrenchments, insolvency and transfers of businesses, protection from unfair dismissal and the prohibition of unfair discrimination. Below is a succinct overview of the relevant legislation and its purpose.
Labour Relations Act
The Labour Relations Act is the primary labor law statute in South Africa. It gives effect to section 23 of the South African Constitution, being the right to fair labor practices, it: (i) regulates the organizational rights of trade unions; (ii) promotes and facilitates collective bargaining at the workplace and at sectoral level; (iii) regulates the right to strike and the recourse to lock-out in conformity with the South African Constitution; (iv) promotes employee participation in decision-making through the establishment of workplace forums; (v) provides simple procedures for the resolution of labor disputes through statutory conciliation, mediation and arbitration and through independent alternative dispute resolution services accredited for that purpose; and (vi) requires the transfer of a business or a part thereof as a going concern.
Basic Conditions of Employment Act
The BCEA applies to all employees and employers in South Africa and ensures that the minimum acceptable conditions of employment are implemented by employers and regulates other working conditions such as working hours, leave, termination, severance pay and deductions from remuneration. It also regulates the variation of basic conditions of employment.
According to section 10(2) of the BCEA, it is mandatory to make overtime payment to an employee whose earnings do not exceed the threshold of R211 596.30 per annum and works overtime. The BCEA, however, excludes certain employees earning more than the prescribed threshold from the application of the aforementioned provision in section 10(2) of the BCEA and certain other sections of the BCEA. Employees in those excluded categories who work overtime are instead compensated at the normal rate or wage for the extra hours worked. Customarily in the mining industry, terms and conditions of employment are governed by collective agreements. Accordingly, the BCEA would not be applicable to those employees whose terms and conditions of employment are governed by a collective agreement. To the extent that terms and conditions are not governed by collective agreements, the BCEA will apply to these employees.
National Minimum Wage Act
On January 1, 2019, the NMWA came into force and established minimum hourly wage rates for workers. The prescribed minimum rates depend on the type of worker. Failure to comply with the NMWA may lead to the imposition of fines on employers. An exemption process has been established for employers who cannot afford to comply with the prescribed minimum rates. Customarily in the mining industry, wages are governed by wage agreements and the provisions of the NMWA would only be applicable to these employees if the wage agreement provides a minimum wage that is less favorable than the prescribed national minimum wage.
Employment Equity Act
The EEA is intended to achieve equity in the workplace by promoting equal opportunity and fair treatment in employment through the elimination of unfair discrimination and by implementing affirmative action measures to redress disadvantages in employment experienced by people of designated groups. If an employer does not comply with affirmative action measures in terms of the EEA, a labor inspector may issue a compliance order to a designated employer if the employer has refused to give a written undertaking or failed to comply with a written undertaking in respect of compliance with such affirmative action measures. For greater enforcement prospects, the director-general may apply to the Labour Court of South Africa to have the compliance order made an order of court. Non-compliance with such court order may result in a fine of up to R2.7 million or up to 10% of the revenue of the employer, depending on the number of contraventions by the employer in a specified period.
Unemployment Insurance Act
The Unemployment Insurance Act established the UIF, which provides for the payment of benefits to certain employees in certain express circumstances, such as unemployment, maternity leave, parental leave, adoption leave, commissioning parental leave, illness and reduced work time.
The Unemployment Insurance Contributions Act 4 of 2002 regulates the payment of contributions to the UIF. Employers are required to pay 2% of the employee’s monthly remuneration to the UIF, made up of 1% of the employee’s contribution (deducted from the employee’s remuneration) and 1% of the employer’s contribution (not deducted from the employee’s remuneration). With effect from June 1, 2021, the remuneration threshold for the calculation of the contribution to be made to the UIF is ZAR17 712.00 per month. This means that the monthly contribution is capped at R177.12 per month, for the employer and employee, respectively. In respect of learners undergoing learnership training in terms of the Skills Development Act (as defined and more fully discussed below), at the completion of the learnership contract, and provided that they are subsequently employed, the employer would be required to contribute to the UIF on their behalf and to deduct their contribution from their remuneration.
In response to the COVID-19 pandemic and the resultant lockdown, in 2020, the Department of Employment and Labour introduced the COVID-19 Temporary Employer-Employee Relief Scheme. In terms of this scheme, certain employers may claim benefits from the UIF, on behalf of their employees.
Pension funds and medical schemes
All retirement funds (other than certain statutory or public service funds) and medical schemes must be registered in terms of the South African Pension Funds Act No. 24 of 1956, or the South African Medical Schemes Act No. 131 of 1998. Only registered pension and medical aid funds may conduct business in South Africa; otherwise, it is not possible for a South African employer to provide a pension or medical plan under its own administration, and employers who do offer pension or medical plans to employees (this is not a compulsory requirement) are required to subscribe to be registered retirement funds or medical schemes for that purpose, or to register as retirement funds or medical schemes.
Skills Development Act
The Skills Development Act No. 97 of 1998 aims to develop the skills of the South African workforce. Sector Education and Training Authorities have been established in terms of the Skills Development Act, with the task of contributing to the improvement of skills in South Africa, thereby establishing “learnerships”, to improve workplace skills plans, allocate grants and monitor education and training in the sector, and to collect and disburse skills development levies. Training is financed by a levy equivalent to 1% of each employer’s payroll, which is levied in terms of the Skills Development Levies Act No. 9 of 1999. All employers are required to budget for such levy, which cannot be deducted from workers’ pay.
Immigration Act
The Immigration Act prohibits foreign nationals from being employed in South Africa without being in possession of a valid work permit obtained from the Department of Home Affairs. Currently, there is no limitation under South African law on the number of foreign employees that a South African company may employ. However, each foreign employee is required to obtain a work permit to live and work in South Africa. It is important to note that the Employment Services Act No. 4 of 2014 provides that the Minister of Employment and Labour may, after consulting the Employment Services Board established in terms of this

Act, make regulations to facilitate the employment of foreign nationals, which regulations may include, inter alia, measures requiring employers to satisfy themselves that there are no other persons in South Africa with suitable skills to fill a vacancy, prior to recruiting a foreign national, and requiring the employer to prepare a skills transfer plan in respect of any position in which a foreign national is employed. The Minister of Employment and Labour published Draft Regulation on the Employment of Foreign Nationals on December 28, 2018. The Draft Regulations are not yet effective.
Occupational Health and Safety Act
The OHSA sets out the minimum rights and duties of employers and employees to maintain, as far as reasonably practicable, a healthy and safe working environment. The OHSA does not apply to mines (unless specifically directed by the Labour Minister), which are regulated by the MHSA detailed above. Where the Group operates or manages workplaces that fall outside of the MHSA (such as its non-mining operations or workplaces), the OHSA applies, and the employer is required to discharge the duties as set out in the OHSA. The OHSA contains similar duties as those prescribed in the MHSA relating to the identification, assessment and control of occupational health and safety risks, which are enforced by inspectors from the Department of Employment and Labour and who have similar powers in terms of the OHSA as inspectors under the MHSA. A notable distinction between the OHSA and the MHSA is that each employer remains responsible for the occupational health and safety of their own employees and where an employer has engaged contractors, the employer can enter into a contract with the contractor agreeing to the arrangements and procedures between them to ensure compliance by the contractor with the provisions of the OHSA. This has the effect of the employer contracting out of its obligations in respect of the employees of contractors.
Compensation for Occupational Injuries and Diseases Act
COIDA provides a system of “no-fault” compensation for employees who are injured or killed in accidents that arise out of, and in the course and scope of their employment, or who contract occupational diseases. Employers must be registered with the Compensation Commissioner, or approved Mutual Assurance, and pay all levies and amounts due to the fund.
In the event of an occupational injury or disease resulting in the disablement of an employee or the death of an employee, the employee or the dependents of such deceased employee (as the case may be) are prevented from recovering damages from the employer of the employee or deceased employee, but must follow the procedures in place in terms of COIDA. Accordingly, the aforementioned persons shall have no civil claim against the employer of the injured or deceased employee.
The employee or the dependents of the deceased employee, however, may lodge a claim with the Compensation Commissioner in terms of COIDA for increased compensation if the occupational injury or disease was due to the negligence of an employer or other persons stipulated in section 56 of COIDA.
The protection of employers under COIDA does not extend to a third-party contractor, and the employer may still be liable for any civil claims relating to occupational diseases and injuries contracted and sustained by a contractor’s employees while working at the employer’s operations.
Occupational Diseases Mines and Works Act
ODIMWA applies to all “controlled mines” or “controlled works” or where “risk work” is performed at a mine or works. An indication as to whether a mine or works is governed by the provisions of ODIMWA, is the certification of the mine or works by a Risk Committee in terms of ODIMWA and the requirement to pay ODIMWA levies to the Compensation Commissioner for Occupational Diseases. ODIMWA provides for the payment of compensation for certain specified lung diseases contracted by employees (including contractor employees) at controlled mines or works. It must be noted, however, that if an employee contracts an occupational disease that is not compensable under ODIMWA (i.e., noise-induced hearing loss), such employee will have a claim under COIDA regardless of whether the mine or works is “controlled”.
ODIMWA does not provide protection to an employer against liability for common law damages in respect of compensable diseases (as defined in ODIMWA). Accordingly, if an employee (including a contractor employee) contracts a compensable disease; such employee will be entitled to compensation under ODIMWA and may also institute a common law claim for damages against the employer for the balance of the employee’s claim to the extent that the claim is not to be covered under ODIMWA. The owner of the controlled mine or works is responsible for paying ODIMWA levies in respect of all persons working at a mine or works, including contractors’ employees.
Data protection legislation
Although POPI was promulgated in 2013, it only came into effect fully on July 1, 2020. Organizations were afforded a one-year grace period within which to align their activities with POPI, which came to an end on July 1, 2021. With effect from this date, the responsible person (i.e., the Group) must ensure that it processes personal information in accordance with the principles contained in the POPI. The ‘processing’ of personal information refers to the manner in which a data subject’s personal information is collected, received, recorded, collated, stored, updated or modified, retrieved, alter, used, transmitted or distributed, merged, linked, degraded, erased or destructed in South Africa. In addition, the POPI includes provisions relating to the processing of ‘special personal information’, which includes information concerning a data subjects religious or philosophical beliefs, race or ethnic origin, trade union membership, political persuasion, health or sex life, and criminal behavior or biometric information.

MANAGEMENT
Board of directors
Under the Companies Law, the business and affairs of the Company are managed by, or are under the supervision of, our board of directors. Our board of directors may exercise all powers (as are not required to be exercised by the Company in general meeting) and may take all actions necessary for managing, and directing and supervising the management of, the business and affairs of the Company. Our Governing Documents provide that there shall be a board of directors consisting of no less than three and there shall be no maximum number unless otherwise determined by the Company by ordinary resolution. A director may be removed from office by the holders of ordinary shares by ordinary resolution, with or without cause. At each annual general meeting of the Company, every director shall retire from office and may offer himself or herself for reappointment by the shareholders.
For additional information regarding our board of directors, see “Description of Share Capital — Directors.
The following table sets forth certain information in respect of the current members of our board of directors:
Name	Age	Position
Arne H Frandsen	54	Non-Executive Director (Chairman)
Erich Clarke	56	Executive Director (Chief Executive Officer)
Keith Liddell	62	Non-Executive Director
Raphael Vermeir	66	Non-Executive Director
Lumkile Mondi	59	Non-Executive Director
The following is a brief summary of the business experience of each of our directors. The business address of our board of directors is Oak House, Hirzel Street, St Peter Port, Guernsey, GY1 3RH.
Arne H. Frandsen has served as Chairman of our board of directors since 2012. Mr. Frandsen is the Co-Founder and Managing Partner of the Pallinghurst Group, which he founded in 2011. He is also currently the Chairman of the board of directors of Nouveau Monde Graphite and a member of the boards of directors of Nemaska Lithium and Antion Biosciences SA. From 2005 to 2006, he served as the Chief Executive Officer at Incwala Resources. Mr. Frandsen has over ten years of investment banking experience having worked as an investment banker at Goldman Sachs from 1993 to 1997 and at J.P. Morgan from 1997 to 2005, providing strategic advice and structuring mergers and acquisitions as well as corporate finance transactions for clients in 30 different countries, raising in excess of US$20 billion of capital. Mr. Frandsen holds degrees in Law from Tokai University in Tokyo, Japan and Stellenbosch University in South Africa and a Master of Laws from the University of Copenhagen in Denmark.
Erich Clarke is our Chief Executive Officer and a director, which positions he has held since 2015 and 2017, respectively. Mr. Clarke is a chartered accountant who joined the Company in November 2014 as the Chief Financial Officer. Prior to joining the Company, Mr. Clarke worked at the Imperial / Eqstra group for 18 years, where he served as Chief Executive Officer of the Contract Mining and Plant Rental division and as the Chief Financial Officer of Eqstra Holdings Limited. Mr. Clarke has 33 years of experience in general management, finance, audit and risk management. Mr. Clarke holds a Bachelor of Commerce degree in Accounting and Finance from the University of Port Elizabeth in South Africa.
Keith Liddell has served as a director since 2006. Mr. Liddell is a director of Lifezone and its licensee companies Kelltech and KTSA, a chair of Colomi Singapore Limited and a director of Cornish Lithium Limited and Keshel Consult Limited. In 2001, he established Mineral Securities Ltd (“Minsec”), a resource investment company, through which he invested in the Company in 2003. As an investor and executive Chairman of Sally Malay Mining Ltd (now Panoramic Resources Ltd), he was involved in the funding and development of the Savannah nickel mine in Western Australia and the acquisition of the Lanfranchi nickel mine in Western Australia. Prior to this, he joined Aquarius Platinum in 1996, becoming Managing Director in 1998, where he conceived and designed the Kroondal Platinum mine, which embodied novel mining, processing and management methods. Mr. Liddell holds a Bachelor of Science degree in Minerals Engineering from Birmingham University in Birmingham, United Kingdom and a Master of Science degree in Engineering from Witwatersrand University in Johannesburg, South Africa.
Raphael Vermeir has served as a director since 2020. Mr. Vermeir is an independent extractive industry consultant. His area of expertise is in operational excellence, the elimination of fatalities and safety maturity. He is currently the Chairman of the IP week 2021, has been a board member of ENI SpA since May 2020 and a senior advisor to Anglo American Platinum Limited, Energy Intelligence, Africa Matters Limited and Strategia Worldwide. From 1979 to 2015, Mr. Vermeir served as the VP Government Affairs International and President Nigeria for ConocoPhillips. Mr. Vermeir holds a mechanical and electrical engineering degree from Ecole Polytechnique in Brussels, Belgium and a Master’s degree in ocean engineering and management from Massachusetts Institute of Technology in Cambridge, Massachusetts.
Lumkile Mondi has served as a director since 2021. Dr. Mondi is a Senior Advisor to the Pallinghurst Partnership and a member of the Pallinghurst Group’s Senior Advisory Panel. In addition, he serves as a director for a number of the Pallinghurst Group’s investments and is a member of the Audit Committee of Gemfields Limited. For more than a decade, Dr. Mondi was the Chief Economist for Africa’s leading development finance institution. Dr. Mondi has more than 30 years or experience as a chief economist, scholar and senior business executive. While his main focus has been on economics, he also has more than two decades of experience as an executive and non-executive director of natural resources companies, as well as renewable energy and infrastructure companies in Europe and Africa. He has specific expertise of ESG and the implementation of best standard governance. Dr. Mondi has also served on the Economic Advisory Panel for two South African Presidents, providing input to the country’s economic policy. He is a fellow of the African Leadership Initiative (an Aspen Institute Initiative). Dr. Mondi holds a BCom in Economics and Law and a BCom in Economics from University of the Witwatersrand, South Africa. He also earned a MA in Economics from Eastern Illinois University, Charleston, USA. Dr. Mondi was also awarded a PhD in Economics from University of the Witwatersrand.
Executive officers
Our executive officers are responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our executive officers serve at the discretion of our board of directors, which may at any time revoke, withdraw, alter or vary all of any of the powers conferred to the executive officers.
The following table sets forth certain information in respect of our executive officers:
Name	Age	Position
Erich Clarke	56	Chief Executive Officer
Elmarie Maritz	47	Chief Financial Officer
Casper Badenhorst	53	Chief Operating Officer
Christian Phephenyane	46	Executive Corporate Affairs & Human Capital
Lael Bethlehem	53	Chief ESG Officer
The following is a brief summary of the business experience of each of our executive officers.
Erich Clarke. See “— Board of directors.”
Elmarie Maritz is our Chief Financial Officer, which position she has held since 2016. Mrs. Maritz is a chartered accountant who joined the Company in July 2010. Prior to joining the Company, Ms. Maritz spent two years at KPMG South Africa as a tax consultant. She later joined IFS, an internationally listed software company, where she was responsible for financial control in a region comprising Africa, the Middle East and India from July 2001 to December 2007 and was a business consultant from January 2008 to June 2010. Mrs. Maritz began her career in the mining industry by offering business consulting services to BRC DiamondCore Ltd from January 2008 to June 2010, to Alliance Mining Corporation Ltd from January 2010 to April 2010 where she also served as acting chief financial officer, and to Central African Gold Plc from June 2010 to December 2010. Mrs. Maritz holds a Bachelor of Commerce degree in Accounting

Science from the University of Pretoria in South Africa and a Bachelor of Accounting Science in Financial Accounting (Honours) from the University of South Africa.
Casper Badenhorst is our Chief Operating Officer, which position he has held since 2013. Mr. Badenhorst joined the Company in January 2010 as the General Manager of PPM. Prior to joining the Company, Mr. Badenhorst spent five years at Witkop Fluorspar Mine (Sallies) where, prior to his departure, he served as the General Manager. He also spent two years at Basil Read in Botswana managing a gold mining operation. Mr. Badenhorst has 33 years of experience in the fields of geology, mining and minerals extraction. Mr. Badenhorst holds a Bachelor of Technology degree in Geology from the Tshwane University of Technology in South Africa and he also completed a post graduate diploma in Mineral Resource Management at the University of the Free State in South Africa.
Christian L. Phephenyane is our Executive in Corporate Affairs and Human Capital, which position he has held since 2016. Mr. Phephenyane is responsible for the Company’s human resources business strategy. Prior to joining us, Mr. Phephenyane served as the human resources manager of Sallies Limited from January 2006 to March 2010 and of Loungefoam from January 2003 to May 2006. Mr. Phephenyane has more than 19 years of experience in human resources management across a variety of industries, including mining, manufacturing, construction and engineering. Mr. Phephenyane holds a bachelor’s degree in Human Resources from Wits University in Johannesburg, South Africa.
Lael Bethlehem is our Chief ESG Officer, which position she has held since December 2021. From May 2015 to December 2021, she served as a member of our board of directors. From June 2013 to November 2021, Ms. Bethlehem was an Investment Executive at Hosken Consolidated Investment, where she specialized in inner city housing development and renewable energy investments, as well as the group’s environmental and diversity reporting. She is a non-executive board member of the IDC, a shareholder of the Company. She previously chaired the Board Investment Committee and currently chairs the Board Risk Committee of IDC’s board of directors. Ms. Bethlehem received a Bachelor of Arts in Political Studies and Industrial Sociology and a Master of Arts degree in Industrial Sociology from the University of Witwatersrand in Johannesburg, South Africa.
Other key management members
The following table sets forth certain information in respect of our other key management of our operating subsidiaries:
Name	Age	Position
Dean Riley	59	Project Manager
Aart Broekhuizen	52	General Manager – Mining Technical Services
Barry Davis	59	General Manager – Surface Operations
Victor Ndlovu	50	General Manager – Underground Operations
Mpho Ramonotsi	48	Kell Project Manager
The following is a brief summary of the business experience of each of our other key management.
Dean Riley is our Project Manager, which position he has held since May 2007. Prior to joining us, Mr. Riley spent three years at Lonmin plc, where he served as Systems Engineer and five years at Messina Platinum Mines Limited, where he was tasked with the management and construction of the shaft complex and underground mining infrastructure. He also spent 14 years at Northam Platinum Limited as engineer and plant superintendent, where he assisted in the construction and operation of two concentrators and a base metal removal plant. Mr. Riley has 33 years of experience in the fields of engineering and metallurgical processing. Mr. Riley holds a Mechanical Engineering degree from Wits Technikon and he obtained his Government Certificate of Competency Mechanical in 1997.
Aart Broekhuizen is our General Manager of Mining Technical Services, which position he has held since 2014. Mr. Broekhuizen joined us in April 2010 as the Mineral Resource Manager and then served as Mining Operations Manager of PPM from March 2011 until April 2013. Mr. Broekhuizen has 36 years of experience and started his career in South Africa’s coal mining industry and prior to joining the Company, he worked at Lonmin plc from 1997 to 2008 and BHP Billiton Canada Inc. from April 2008 to March 2010. Mr. Broekhuizen holds a Bachelor of Science degree in Geology and a Master of Science degree in Structural Geology from the University of Pretoria in South Africa. He also obtained a blasting license for metalliferous mines and is an accredited Master Black Belt in the Lean Six Sigma continuous improvement methodology.
Barry Davis is our General Manager of Surface Operations, which position he has held since February 2014. Prior to joining us, Mr. Davis spent 25 years at Anglo American Platinum Limited holding a number of positions including Senior Concentrator Manager and Business Area Manager. Mr. Davis began his career as a Process Engineer at the Precious Metal Refinery and fulfilled the roles of Design and Commissioning Engineer, Metallurgist and spent most of his career as the Manager of the Mogalakwena Concentrator Complex in Mokopane. Mr. Davis holds a National Diploma in Metallurgical Engineering from Vaal University of Technology in South Africa.
Victor Ndlovu is our General Manager of Underground Operations, which position he has held since 2021. Mr. Ndlovu has worked in the mining industry for more than 27 years, having spent most of those years with Lonmin PLC as a General Manager. He has extensive experience in underground operations in both decline and vertical shafts. He has expertise in process improvement and is accredited with Master Black Belt in the Lean Six Sigma continuous improvement methodology. Mr. Ndlovu holds a BTech degree in mining from University of Johannesburg.
Mpho Ramonotsi is our Kell Project Manager, which position he has held since 2014. Prior to assuming this role, Mr. Ramonotsi served as our Metallurgist and Process Manager and as Assistant Project Management when he joined us in 2008. In addition to managing the PPM’s Kell plant, where he demonstrates his extensive management experience in various mining sectors across different minerals, including precious metals, diamonds and base metals, he is also the Chairman of the South African Minerals to Metal Research Institute (SAMMRI). Prior to joining us, Mr. Ramonotsi was a Plant Manager at Lonmin plc from July 2006 to September 2007. He has also previously held engineering positions at Impala Platinum Holdings Limited and Anglo American Platinum Limited. Mr. Ramonotsi holds Bachelor of Science and Master of Science degrees in Chemical Engineering from the University of Cape Town in Cape Town, South Africa.
Family relationships
There are no family relationships among any of our directors or executive officers.
Foreign private issuer status
The Company will be considered a “foreign private issuer” under U.S. securities laws and NYSE listing rules. NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE. The application of such exceptions requires that we disclose each NYSE corporate governance standard that we do not follow and describe the Guernsey corporate governance practices we do follow in lieu of the relevant NYSE corporate governance standard. Upon completion of this offering, we intend to follow Guernsey corporate governance practices in lieu of the corporate governance requirements of NYSE in respect of the following:
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the requirement under Rule 303A.03 of the NYSE listing rules that requires that non-management directors of each U.S. company that is listed on the NYSE must meet at regularly scheduled executive sessions without management;

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the requirement under Rule 303A.04 of the NYSE listing rules that a U.S. company that is listed on the NYSE to have a nominating/corporate governance committee composed entirely of independent directors;

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the requirement under Rule 303A.05 of the NYSE listing rules that requires a compensation committee comprised solely of independent directors governed by a compensation committee charter to oversee executive compensation; and

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the requirement under Rule 312.03 of the NYSE listing rules that requires a listed issuer to obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

Guernsey law does not impose a requirement that our independent directors meet regularly without other members of the board present or that we obtain shareholder approval prior to issuing or selling securities that equal 20% or more of our outstanding common stock or voting power. Nor does Guernsey law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
Board Committees
Audit committee
Under the Companies Law, an audit committee of the board of directors is not required, however, our Governing Documents provide that our board of directors may delegate any of its powers to committees consisting of two or more directors as our board of directors thinks fit. In the exercise of the powers delegated, any committee that is formed will conform to any regulations that may be imposed on it by our board of directors.
Under NYSE corporate governance requirements, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.
The audit committee, which is expected to consist of            ,             and            , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.           will serve as chairman of the audit committee. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate.             is considered an “audit committee financial expert” as defined by the SEC.
Our board of directors has determined that            ,             and             satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and NYSE rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.
The audit committee will be governed by a charter that complies with NYSE rules. Upon the completion of this offering, the audit committee will be responsible for, among other matters:
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appointing and retaining our independent auditors, subject to board of directors and shareholder ratification;

•
overseeing the independence, compensation and performance of the company’s independent auditors;

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the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

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pre-approval of audit and non-audit services to be provided by the independent auditors;

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reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and

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approval of certain transactions with office holders and controlling shareholders, as described below, and other related party transactions.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities.

Other board committees
Prior to the completion of this offering, our board of directors also expects to establish the following committees: (1) a compensation committee; (2) a nominating/corporate governance committee; (3) a safety, health, environment and quality committee; and (4) an inclusivity committee. Once the composition and responsibilities of each of these committees is finalized, we will provide a summary thereof. Our board of directors is also empowered to form ad-hoc board committees to deal with specific circumstances that may arise.
Compensation of directors and senior management
The aggregate compensation, including benefits in kind, accrued or paid to our directors and senior management with respect to the year ended December 31, 2020 for services in all capacities was US$2.4 million.
The following table provides information about the compensation paid to our directors and senior management on an individual basis for the year ended December 31, 2020:
Name	Salary	Bonus	Total
	(in US$ thousands)
Directors
Non-executive directors:
Arne H Frandsen	83	—	83
Lael Bethlehem (1)	55	—	55
Keith Liddell	53	—	53
Kutlwano Motlhabane (2)	53	—	53
Molefe John Pilane (3)	55	—	55
Raphael Vermeir	31	—	31
Andrew Willis(4)	51	—	51
Chris Von Christierson(5)	20	—	20
	401	—	401
Executive director:
Erich Clarke	381	330	711
Total director compensation	782	330	1,112
Senior management
Casper Badenhorst	315	272	587
Elmarie Maritz.	202	140	342
Christian Phephenyane	205	135	340
Total senior management compensation	722	547	1,269
Total director and senior management compensation	1,504	877	2,381

(1)
In 2020, Ms. Bethlehem was a member of the board of directors of the Company. She ceased to be a director of the Company and became Chief ESG Officer on December 1, 2021.

(2)
Mr. Motlhabane ceased to be a director of the Company on October 19, 2021.

(3)
Mr. Pilane ceased to be a director of the Company on October 19, 2021.

(4)
Mr. Andrew Willis ceased to be a director of the Company on June 9, 2021.

(5)
Mr. Chris Von Christierson ceased to be a director of the Company on May 20, 2020.

In addition to the compensation described in the table above, senior management is also eligible to receive awards of Units pursuant to our 2021 cash-settled long-term incentive plan described below. No Units were granted during the year ended December 31, 2020. In the year ended December 31, 2021, Mr. Clarke, Mr. Badenhorst, Ms. Maritz and Mr. Phephenyane were granted 4,287,368 Units, 2,869,608 Units, 1,918,508 Units and 1,491,299 Units, respectively.

Employment agreements
The Company has entered into employment agreements with each of our CEO, CFO and COO. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information and employment benefits. These agreements are governed by Guernsey law.
Long-term incentive plans
Long-term incentive plan 2021
On March 24, 2021, the Company’s board of directors approved a cash-settled long term incentive plan (the “2021 Plan”), pursuant to which the Company issued initial awards to certain of its employees in July 2021. The 2021 Plan was designed to: (1) compensate eligible employees with long-term awards linked to the success and growth of the Company; (2) incentivize eligible employees to meet the Company’s strategic objectives; (3) align the interests of eligible employees and stakeholders; and (4) retain skilled employees. Full-time salaried employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors, are eligible for the 2021 Plan.
Participants in the 2021 Plan are granted units providing a conditional right to cash payments based on the value of the Company’s ordinary shares (“Units”). The Units typically vest: (1) on the third anniversary of the award date depending upon the achievement of certain performance conditions relating to the Company’s financial and operating performance (“Performance Conditions”); or (2) pro rata on the occurrence of certain liquidity events, such as this offering, and the first and second anniversaries thereafter (“Milestone Conditions”), in each case, subject to the participant’s continued employment through the date of each vesting event. Participants may also be awarded bonus Units that vest on the third anniversary of the award date, subject only to the participant’s continued employment (“Bonus Units”). Vested Units will only be settled by the Company to the extent that cash payments settling the Units do not exceed 10% of the Group’s cumulative free cash flow for the then current financial year.
As of November 30, 2021, there were 1,441,675 Units subject to Performance Conditions, 15,332,011 Units subject to Milestone Conditions and 2,608,672 Bonus Units outstanding under the 2021 Plan. The 2021 Plan has no limit on the Units available for issuance, but following the consummation of this offering, no additional Units will be granted pursuant to the 2021 Plan, which will be extinguished, and all outstanding, unvested Units will roll over and be replaced by awards of equivalent value under the 2022 Plan (as defined below).
Long-term incentive plan 2022 (post-IPO plan)
In connection with the consummation of this offering, we intend to implement a long-term equity incentive plan (the “2022 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level. The 2022 Plan will govern issuances of equity incentive awards following the closing of this offering, and will replace the 2021 Plan. All outstanding, unvested Units granted pursuant to the 2021 Plan will roll over and be replaced by awards of equivalent value under the 2022 Plan.
Participants in the 2022 Plan will be granted awards of shares in the Company, including: (1) regular, annual awards of ordinary shares in the Company, the vesting of which will be subject to the fulfilment of certain performance and employment conditions (“Conditional Shares”); and (2) annual and/or ad hoc awards of shares in the Company, the vesting of which will be subject to the participant fulfilling certain employment conditions (“Forfeitable Shares”). The Forfeitable Shares may be awarded by the Company as any of the following: (i) Milestone Shares (to reward certain specific strategic milestones achieved by senior employees); (ii) Sign-on Shares (to attract and compensate new employees for, inter alia, value forfeited and/or opportunity cost from their previous employers); (iii) Retention Shares (for key talent generally below executive committee level); and/or (iv) Deferred Bonus Shares (that will make up a portion of a participant’s deferred bonus).
Participants will not be entitled to any shareholder rights before the settlement of the Conditional Shares. However, participants will be entitled to dividend equivalents on settlement to the extent that the underlying award vests. Awards of Conditional Shares cannot be disposed of or encumbered by the participant prior to vesting and will be subject to forfeiture and disposal restrictions until vesting.
The Forfeitable Shares will be held by an escrow agent on behalf of the participant until they vest. Participants will become beneficial owners of the Forfeitable Shares from the settlement date, shortly after the award date, and will immediately benefit from dividends and have shareholder voting rights in respect of the Forfeitable Shares. The Forfeitable Shares cannot be disposed of or encumbered by the participant prior to vesting and will be subject to forfeiture and disposal restrictions until vesting.
The 2022 Plan will focus on awards of Conditional Shares to senior employees and awards of Forfeitable Shares (most commonly in the form of Deferred Bonus Shares) to the executives and a wider employee base, with Sign-on, Retention and Milestone Shares for specific achievements/milestones. Upon the commencement of the 2022 Plan, both the performance period and the employment period for all award types will be three years.
The maximum aggregate number of shares that may be issued at any time pursuant to awards under the 2022 Plan is expected to be equivalent to 5% of the total number of issued shares immediately following this offering. The maximum number of shares that may be allocated to an individual participant in respect of all unvested awards under the 2022 Plan may not exceed 1% of the total number of issued shares immediately following this offering.
Exculpation, insurance and indemnification of directors
Under the Companies Law, a company may not exculpate a director from liability in connection with any negligence, default, breach of duty or breach of trust, including in any provision whether contained in a company’s Governing Documents or in any contract with the company. However, a Guernsey company may purchase and maintain insurance for a director or an associated company against any such liability. The company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.
The Companies Law permits a third party indemnity provision for indemnity against liability incurred by a director to a person other than the company or an associated company, if the provision does not provide any indemnity against:
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any liability of the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; or

•
any liability incurred by the director:

◦
in defending criminal proceedings in which the director is convicted;

◦
in defending civil proceedings brought by the company or an associated company in which judgment is given against the director; or

◦
in connection with an application for relief for a proceeding for negligence, default, breach of duty or breach of trust against an officer of a company or a person appointed by a company as auditor, in which the court refuses to grant the director relief.

Under the Companies Law, if in proceedings for negligence, default, breach of duty or breach of trust against an officer of a company it appears to the court that the officer is or may be liable but that he or she acted honestly and reasonably and considering all circumstances of the case, the officer ought to be excused, the court may relieve the officer, either in whole or in part, from liability on such terms and conditions as the court thinks fit. In addition, where an offense is committed by a company and it is proved to have been committed with the consent of, or to be attributable to any neglect on the part of an officer or any shadow director of the company, such officer or shadow director is guilty of the offense and may be proceeded against and punished accordingly.
In accordance with our Governing Documents and to the extent permitted by the Companies Law, we have purchased directors’ and officers’ liability insurance. This provides insurance cover for any claim brought against directors or officers for wrongful acts in connection with their positions. The insurance provided does not extend to claims arising from fraud or dishonesty and it does not cover civil or criminal fines or penalties imposed by law.
Prior to the completion of this offering, we intend to enhance our directors’ and officers’ liability insurance to comply with market standard for companies listed on the NYSE.
Share ownership
The number of ordinary shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

PRINCIPAL AND SELLING SHAREHOLDERS
The following tables and accompanying footnotes present information relating to the beneficial ownership of our ordinary shares: (1) as of November 30, 2021; (2) immediately prior to the completion of this offering (after giving effect to the Reverse Share Split); (3) following the sale of our ordinary shares in this offering, assuming no exercise of the over-allotment option; and (4) following the sale of our ordinary shares in this offering, assuming the over-allotment option is exercised in full, by:
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each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

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each of our directors and executive officers individually;

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all of our directors and executive officers as a group; and

•
the selling shareholders, which consist of           and           .

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:
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as of November 30, 2021: 3,095,401,663 ordinary shares;

•
immediately prior to the completion of this offering (after giving effect to the Reverse Share Split):           ordinary shares;

•
following the sale of ordinary shares in this offering, assuming no exercise of the over-allotment option:           ordinary shares; and

•
following the sale of ordinary shares in this offering, assuming exercise in full of the over-allotment option:           ordinary shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital — Shares — Voting Rights.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.

Prior to this Offering
Shareholder	Ordinary Shares Outstanding as of November 30, 2021		Ordinary Shares Outstanding Immediately Prior to this Offering (after giving effect to the Reverse Share Split)
	Ordinary Shares	%	Ordinary Shares	%
5% Shareholders
Pallinghurst Ivy Lane(1)	855,529,260	27.6%
Bakgatla(2)	796,641,096	25.7%
IDC(3)	487,397,167	15.7%
Pallinghurst EMG African Queen LP(4)	206,034,803	6.7%
RPM(5)	165,716,314	5.4%
Telok Ayer Street VI Limited(6)	160,199,883	5.2%
Directors and Executive Officers
Arne H Frandsen	—	—
Erich Clarke	—	—
Keith Liddell	*	*
Raphael Vermeir	—	—
Lumkile Mondi	—	—
Elmarie Maritz	—	—
Casper Badenhorst	—	—
Christian Phephenyane	—	—
Lael Bethlehem	—	—
All directors and executive officers as a group (9 persons)	*	*

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our ordinary shares.

(1)
Pallinghurst Ivy Lane Capital S.à r.l. is private company limited by shares incorporated in Luxembourg. To the Company’s knowledge, Pallinghurst Ivy Lane S.à r.l. is primarily owned by various funds organized in the Cayman Islands, Jersey and the British Virgin Islands, and it is not directly or indirectly controlled by any corporation, foreign government or other natural or legal person(s) severally or jointly.

(2)
The Bakgatla Ba Kgafela Tribe is a universitas personarum, being a traditional community and tribe established according to indigenous custom in South Africa.

(3)
The Industrial Development Corporation of South Africa Limited is a corporation established under Section 2 of the South African Industrial Development Corporation Act 1940. IDC is a self-financing national development finance institution that is fully owned by the South African government.

(4)
Pallinghurst EMG African Queen LP is a Cayman Islands limited partnership. Pallinghurst EMG African Queen LP’s 100% limited partner is the Stichting Pensioenfonds ABP, a pension fund for government and education employees in the Netherlands, which administered by its subsidiary APG, a Dutch pension investment company.

(5)
Rustenburg Platinum Mines Limited is a limited liability public company incorporated in South Africa. It is wholly owned by Anglo American Platinum Limited, a company incorporated in South Africa, whose majority shareholder is Anglo American plc, a public limited company incorporated in the United Kingdom with a primary listing on the London Stock Exchange. Anglo American plc does not have a controlling shareholder.

(6)
Telok Ayer Street VI Limited is a company incorporated in the British Virgin Islands. It is managed by Temasek Holdings (Private) Limited, a limited liability company incorporated in Singapore and owned by the government of Singapore.

Immediately following this offering
Shareholder	Assuming no exercise of the over- allotment option		Assuming the over-allotment option is exercised in full
	Ordinary Shares	%	Ordinary Shares	%
5% Shareholders
Pallinghurst Ivy Lane
Bakgatla
IDC
Pallinghurst EMG African Queen LP
RPM
Telok Ayer Street VI Limited
Directors and Executive Officers
Arne H Frandsen
Erich Clarke
Keith Liddell
Raphael Vermeir
Lumkile Mondi
Elmarie Maritz
Casper Badenhorst
Christian Phephenyane
Lael Bethlehem . . . . . . . . . . . . . . . . . . . . . . .
All directors and executive officers as a group (9 persons)

RELATED PARTY TRANSACTIONS
Set forth below are descriptions of our principal transactions with related parties. For more information about our related party transactions, see note 24 to our audited annual consolidated financial statements included elsewhere in this prospectus.
Agreements with shareholders and affiliates
Notarial deed of lease
On April 17, 2012, the Bakgatla, the Minister of Rural Development and Land Reform and IBMR entered into a notarial deed of lease (the “Notarial Deed of Lease”), which was registered on or about October 3, 2012, with the South African Deeds Registry. In terms of the Notarial Deed of Lease, the Bakgatla leases the Wilgespruit farm to IBMR for an amount equal to R290.00 per hectare per annum, which amount escalates annually by the consumer price index on the anniversary of the signature date of the Notarial Deed of Lease (i.e., April 17, 2012). IBMR is liable for all cost of connection, rates, taxes, electricity, water, gas, and any other utilities and costs consumed and/or incurred by the Bakgatla on the Wilgespruit farm. The Bakgatla also grants an option to IBMR to incorporate one or more of the following properties or any portions thereof, into the current lease: (a) undivided 1∕2 share in and to the Koedoesfontein farm; (b) the remaining extent of the Legkraal farm, measuring 711.4 hectares and held under deed of transfer no. T17606/1935BP; and (c) the remaining extent of portion 1 of the Rooderand farm, measuring 495.6 hectares and held under deed of transfer no. T8993/1916BP or portions thereof. The aforementioned option granted to IBMR subsists for the duration of the agreement and has not been exercised.
The Notarial Deed of Lease is valid until the later of: (i) IBMR obtaining a closure certificate, certifying that the mining operations on the Wilgespruit farm are finished and that the rehabilitation of the Wilgespruit farm is complete; and (ii) the transfer of the environmental liabilities by IBMR to a qualifying third party (acceptable to the Bakgatla) in accordance with section 43(2) of the MPRDA.
Subscription agreement
On or about October 30, 2012, the Company, certain of its subsidiaries, the Bakgatla, Pallinghurst Ivy Lane and RPM, among others, entered into a subscription agreement (the “Subscription Agreement”) pursuant to which, inter alia, the Bakgatla, RPM and Pallinghurst Ivy Lane subscribed for shares in the Company, which such subscriptions were fully implemented. In terms of the Subscription Agreement, RPM has the following rights:
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the right to appoint one director to the board of the Company; and

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once mining commences on the Magazynskraal farm, the exclusive pre-emptive right to purchase the concentrate produced pursuant to the ore mined from the Magazynskraal farm (“Magazynskraal Concentrate”), subject to certain terms and conditions as set out in the Subscription Agreement. In this regard, once mining commences, PPM shall provide a notice to RPM to commence negotiations on the terms of the sale of the Magazynskraal Concentrate and the parties shall negotiate in good faith such market related terms for a period of 90 days from the date of the aforementioned notice), provided that if an agreement cannot be reached between the parties within such 90 day period, then RPM shall have the right (within a further 90 days) to put the terms of the Magazynskraal Concentrate sale to PPM on the terms set out in Annexure B to the Subscription Agreement; provided further that should RPM not put such terms to PPM within the said 90 day period, PPM shall not be entitled to sell, exchange, release, transfer, alienate or otherwise encumber the Magazynskraal Concentrate unless (i) PPM has first offered such Magazynskraal Concentrate to RPM on the same terms offered by or to a third party; and (ii) RPM has rejected the aforementioned offer referred to in (i) or not accepted it within a period of 90 days after the offer was made to RPM, in which event PPM shall within a period of 30 days after the end of the said 90 day period be entitled to sell the Magazynskraal Concentrate to such third party but only on the material terms offered to RPM.

Relationship agreement
On or about October 30, 2012, the Company, certain of its subsidiaries, the Bakgatla, Pallinghurst Ivy Lane, Bakgatla Pallinghurst JV Proprietary Limited, Lexshell 38 General Trading Proprietary Limited, Pallinghurst (Cayman) GP L.P, Investec, entered into a relationship agreement (“Relationship Agreement”) which primarily governs the relationship between certain significant shareholders, and such shareholders and the Company, in particular, the relationship between the Bakgatla and the Company. Under the Relationship Agreement:
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the Company warrants that, for so long as the Bakgatla holds not less than 25% of the Company’s entire issued share capital, the Bakgatla shall be entitled to appoint three directors to the board of the Company, provided that such persons identified by the Bakgatla for appointment are eligible for appointment under Guernsey law. Following a listing of the Company’s share on a recognized stock exchange, for so long as the Bakgatla holds not less than 5% of the Company’s entire issued share capital, the Bakgatla shall be entitled to nominate one director for appointment to our board of directors; and

•
until such time as the United Kingdom City Code on Takeovers and Mergers (the “UK Code”) becomes applicable, or any other applicable law which gives the Company’s shareholders protections on terms more favorable than, as favorable as, or as close as possible to the protections contained in section 123 of the Companies Act, 2008 or the UK Code, then each of Investec, Pallinghurst Ivy Lane, Pallinghurst Investment Consortium II (Lux) S.a r.l., Pallinghurst Investor Consortium (Lux) S.a.r.l., Dutch Investments (Lux) S.a r.l. and the Bakgatla are afforded certain tag-along rights in respect of the potential sale of either party’s shares in the Company, subject to certain thresholds in relation to the percentage of issued share capital of the Company.

Indemnity agreements
On or about October 30, 2012, each of the Bakgatla, Pallinghurst Ivy Lane, Pallinghurst Investment Consortium II (Lux) S.a r.l., Pallinghurst Investor Consortium (Lux) S.a r.l, Investec and the Company and certain of its subsidiaries, including Orkid S.a r.l., a limited liability private company incorporated in Luxembourg (“Orkid”), entered into a series of indemnity agreements, pursuant to which, subject to certain terms and conditions:
•
the Bakgatla indemnifies and holds harmless each of Pallinghurst Ivy Lane, Pallinghurst Investment Consortium II (Lux) S.a r.l., Pallinghurst Investor Consortium (Lux) S.a r.l, Orkid and any member of Pallinghurst Ivy Lane’s Group and the Company and its group (and any of the aforementioned parties’ successors in title) against all direct damages suffered by the relevant indemnified party as a result of a breach of any provisions of the Relationship Agreement;

•
Pallinghurst Ivy Lane indemnifies and holds harmless the Bakgatla, any member of the Bakgatla’s group, and the Company and its group (and any of the aforementioned parties’ successors in title) against all direct damages suffered by the relevant indemnified party as a result of a breach of any provisions of the Relationship Agreement; and

•
the Company indemnifies and holds harmless Pallinghurst Ivy Lane, Pallinghurst Investment Consortium II (Lux) S.a r.l., Pallinghurst Investor Consortium (Lux) S.a r.l, Orkid and any member of Pallinghurst Ivy Lane’s group and the Bakgatla and its group (and any of the aforementioned parties’ successors in title) against all direct damages suffered by the relevant indemnified party as a result of a breach of any provisions of the Relationship Agreement, provided that, among other provisos, the relevant indemnified party has diligently exhausted all reasonable remedies available to it in law in pursuing any such breach by the relevant party of the provisions of the Relationship Agreement.
Rooderand agreement
On or about November 28, 2012, the Company entered into an agreement with the Bakgatla (the “Rooderand Agreement”), pursuant to which, inter alia, it was agreed that, on the date upon which it becomes aware that the prospecting right in respect of portion 2 of the farm Rooderand 46 granted under the MPRDA (“Rooderand Right”) has been transferred from RPM to Lexshell 49 General Trading Proprietary Limited (“Lexshell”), the Bakgatla makes an offer to the Company for the Company to purchase 110 ordinary shares with a par value of R1.00 each in the issued share capital of Lexshell, which shares comprise 55% of the entire issued share capital of Lexshell, and all of Bakgatla’s claims against the Company (with RPM holding the balance of the of the shares in Lexshell, comprising 45% of the shares of the entire issued share capital of Lexshell). The price at which the aforesaid offer is made is the greater of: (a) the fair market value of the aforesaid interest in South African rands (“Market Value”); and (b) the full capital amount and all interest accrued thereon outstanding under a loan agreement between RPM and Bakgatla in terms of which, inter alia, RPM lent ZAR45 000 000 to Bakgatla (“Loan Amount”). Should the Company wish to accept the offer, it must notify the Bakgatla within 30 business days after the date on which the Market Value and the Loan Amount is agreed or determined. In the event that the Company accepts the aforementioned offer, simultaneously with delivery of the acceptance notice by the Company, the Company shall make an offer to RPM to acquire that portion of the number of shares held by RPM in the entre issued share capital of Lexshell and all of its claims on loan account against Lexshell on materially similar terms and conditions to those made to the Bakgatla.
Pallinghurst advisors agreement
The Company has entered into an oral agreement with Pallinghurst Advisors LLP and Pallinghurst Advisors Proprietary Limited (collectively, the “Pallinghurst Advisors”), companies associated with Pallinghurst Ivy Lane, pursuant to which the Pallinghurst Advisors incur certain director expenses on behalf of the Company which expenses are subsequently reimbursed by the Company. For the years ended December 31, 2020 and 2019, we paid an aggregate amount of US$9,000 and US$27,000 to Pallinghurst Advisors.
Consulting fee agreement
The Company has entered into an oral agreement with Keshel Consult Limited (“Keshel”), a company in which Mr. Keith Liddell, a director and shareholder of the Company, is a shareholder and director, pursuant to which Keshel agreed to provide consulting services to us. For the year ended December 31, 2020, we paid an aggregate amount of US$38,000 to Keshel.
IDC loan
On February 13, 2018, we entered into a loan agreement with the IDC for ZAR500 million (“IDC Loan”). The IDC Loan was secured by liens over certain mineral properties and rights, plant and equipment and moveable assets of PPM. The proceeds from the IDC Loan were utilized to sustain mining operations. This IDC Loan bore interest at the South African prime overdraft rate plus 3.5% accrued on a monthly basis. Repayment of capitalized interest was scheduled to be made in monthly installments which started March 23, 2020. Outstanding capital was scheduled to be repaid in twelve quarterly installments of ZAR 41.7 million which commenced on September 1, 2020. On June 1, 2021, we prepaid the outstanding principal balance and accrued interest on the IDC Loan. We also released the collateral securing the IDC Loan. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — IDC Loan.”
Kell agreements
The Company, through its wholly-owned subsidiary Orkid, holds a 50% interest in Kelltech. The remaining 50% is held by Lifezone, a company in which Mr. Keith Liddell, a director and shareholder of the Company, is a shareholder. Kelltech holds a 66.66% interest in KTSA, with the remaining 33.33% interest being held by the IDC, a shareholder of the Company. KTSA holds 100% of Kellplant. Kellplant intends to design and commission the Kell Processing Plant, an integrated processing plant, which will, using Kell Process Technology, leach Kell-related PGM concentrate and produce platinum metal compounds. For more information, see “Business — Investment in Kelltech.”

Kell shareholders agreements
Kelltech Shareholders Agreement
On April 16, 2014, Lifezone, Orkid, the Company, Kelltech and Mr. Keith Liddell entered into a shareholders agreement (as amended from time to time, the “Kelltech Shareholders Agreement”), which regulates, inter alia, the relationship between Orkid and Lifezone as shareholders of Kelltech, the affairs of Kelltech and funding required by any entity controlled by Kelltech from time to time (including KTSA and Kellplant), hereinafter referred to as the “Kelltech Group.” In terms of the Kelltech Shareholders Agreement, there are certain reserved matters which require the approval of the shareholders holding not less than 80% of the shares in Kelltech in respect of certain actions/decisions to be taken by Kelltech and/or any of its subsidiaries. Further, each shareholder of Kelltech is subject to certain restraint provisions, to which the Company is bound as if it were a shareholder of Kelltech. The Company, in terms of the Kelltech Shareholders Agreement, has also agreed to commit its concentrate for processing by Kellplant, subject to the terms and conditions contained in the Kelltech Shareholders Agreement. In addition, the shareholders of Kelltech have certain come along and tag along rights in the event of third party offer. Pursuant to the Kelltech Shareholders Agreement, for so long as Lifezone is the holder of at least 20% of the issued share capital of Kelltech, neither Kelltech nor any member of the Kelltech Group shall engage in, agree to perform or undertake any of the following acts without the prior written consent of Lifezone (which consent may be granted or withheld in Lifezone’s absolute discretion): (i) to conclude or amend any agreement providing for (A) the disposal, cessation, assignment or licensing of the Kelltech Group’s intellectual property or (B) the disposal, cessation, assignment or sublicensing of all or any part of the intellectual property rights with respect to the Kell Process Technology owned, licensed to or controlled by Lifezone (the “Kell Intellectual Property”) (other than as contemplated in the Kelltech License Agreement or the KTSA License Agreement discussed below), (ii) to commence any steps to register or claim ownership of the intellectual property which falls within the scope of the Kelltech License Agreement or the KTSA License Agreement, and/or (iii) subject to the provisions of the Kelltech Shareholders Agreement relating to confidentiality, to disclose to any third party any confidential information in relation to the Kell Intellectual Property, enter into of an agreement or arrangement or take steps or omit to take any action in each case which is likely to materially and adversely affect the Kell Intellectual Property and the ability of Kelltech to use and benefit from the Kell Intellectual Property.
The Kelltech Shareholder Agreement also provides that in the event that the Kelltech board (subject to shareholder approval being obtained) proposes a rights issue that Orkid votes in favor of, and Lifezone wishes to follow its rights under a rights issue, Lifezone is entitled to require Orkid to make a loan to Lifezone of such amount as it requires to enable Lifezone to subscribe for its proportionate interest of shares offered under the rights issue (each such loan, a “Lifezone Loan”). Each Lifezone Loan will be in US dollars and will bear simple interest at LIBOR plus a margin to be agreed by the parties or failing agreement at a margin determined by independent banker and will be secured by Lifezone granting a security interest over the relevant new Lifezone shares. Each Lifezone Loan will be repayable only out of dividends or other distributions received from Kelltech, payments made by Kelltech to Lifezone under the Kelltech License Agreement (as defined below) or the proceeds of any sale by Lifezone of its shares. Lifezone will be entitled to repay such loans at any time.
Pursuant to the Kelltech Shareholders Agreement, the Company has advanced a development loan to Kelltech for the purposes of, inter alia, the funding of feasibility studies, test work, early works programs and other Kelltechnology development expenses (the “Development Loan”). The Development Loan bears interest at 3-month USD LIBOR plus 3% (nominal annual compounded quarterly). The Development Loan is further subject to the following terms as contained in the Kelltech Shareholders Agreement: (i) the Development Loan is unsecured; and (ii) the Development Loan will be subordinated to claims of all other creditors of Kelltech and shall only be repayable out of excess cash flow of Kelltech (determined after taking into account the future operational requirements of Kelltech) but shall be repaid prior to: (a) the repayment of any other shareholder loans other than the Orkid Loans (as defined below); and (b) the declaration of any dividends or other distributions by Kelltech to its shareholders (for the avoidance of doubt, “distributions” will not include any payments made to Lifezone under the Kelltech License Agreement or the Lifezone Technical Services Agreement (each as defined below)). As of December 31, 2020, the amount outstanding under the Development Loan (inclusive of interest) was US$4.2 million. In addition to the

Development Loan, the Company has advanced to Kelltech working capital loans that bear simple interest at 3-month USD LIBOR plus 3%. As of December 31, 2020, the aggregate amount outstanding under the working capital loans (inclusive of interest) was US$2.8 million.
Further, pursuant to the Kelltech Shareholders Agreement, Orkid as the direct shareholder of Kelltech, has advanced loans to Kelltech (collectively, the “Orkid Loans”). The Orkid Loans are further subject to the following terms as contained in the Kelltech Shareholders Agreement: (i) the Orkid Loans are unsecured; and (ii) the Orkid Loans will be subordinated to claims of all other creditors of Kelltech and shall only be repayable out of excess cash flow of Kelltech (determined after taking into account the future operational requirements of Kelltech) but shall be repaid prior to: (a) the repayment of any other shareholder loans under and in terms of the Kelltech Shareholders Agreement; and (b) the declaration of any dividends or other distributions by Kelltech to its shareholders (for the avoidance of doubt, “distributions” will not include any payments made to Lifezone under the Kelltech License Agreement or the Lifezone Technical Services Agreement (each as defined below)). As of December 31, 2020, the aggregate amount outstanding under the Orkid Loans (inclusive of interest) was US$5.4 million.
KTSA Shareholders Agreement
On February 12, 2016, Kelltech, the IDC, Lifezone, Orkid and KTSA entered into a shareholders agreement (the “KTSA Shareholders Agreement”) which regulates, inter alia, the relationship between the IDC and Kelltech as shareholders of KTSA, the affairs of KTSA and any funding required by the Kelltech Group. In terms of the KTSA memorandum of incorporation, there are certain reserved matters which require the approval of the shareholders holding not less than 80% of the shares in KTSA in respect of certain actions/ decisions to be taken by KTSA and/or any of its subsidiaries. In addition, the shareholders of KTSA have certain come along and tag along rights in the event of third party offer.
Licensing arrangements
Kelltech License Agreement
Lifezone, Mr. Keith Liddell and Kelltech entered into a license agreement dated April 16, 2014, as amended (the “Kelltech License Agreement”), pursuant to which, inter alia, Lifezone granted Kelltech an exclusive license to the Kell Intellectual Property to use and/or exercise the processes and technologies that form the subject matter of the Kell Intellectual Property within the SADC License Area. In addition, under the Kelltech License Agreement, Lifezone granted Kelltech a non-exclusive license to the Kell Intellectual Property to sell goods and products that are the result of Kelltech’s use of the Kell Intellectual Property granted through the exclusive license, with such sales not restricted to the SADC License Area. The licensed rights granted to Kelltech under the Kelltech License Agreement includes the right to: (i) sublicense the whole or any part of the Kell Intellectual Property within the SADC License Area on an non-exclusive basis to use the Kell Intellectual Property and (ii) grant a non-exclusive license to the Kell Intellectual Property to sell goods and products that are the result of Kelltech’s use of the Kell Intellectual Property granted through the exclusive license, with such sales not restricted to the SADC License Area.
The Kelltech License Agreement will remain in force indefinitely, unless earlier terminated due to (i) a force majeure where a force majeure event results in an impediment enduring for more than 6 months, in which case the parties to the Kelltech License Agreement shall be entitled to terminate the Kelltech License Agreement by written notice to the other party; or (ii) the Company ceasing to be ultimately controlled, directly or indirectly by the person/s that controlled the Company on the date of signature of the Kelltech License Agreement, being April 16, 2014 and Kelltech fails (other than due to a fault of Lifezone) to use its reasonable endeavors to utilize the Kell Intellectual Property in the SADC License Area so that royalties payable to Lifezone in any consecutive 12-month period are, in aggregate, less than US$500,000, then, unless Kelltech is able to demonstrate that the delay or suspension in utilizing the Kell Intellectual Property is due to sound commercial reasons, in which case Lifezone shall be entitled to terminate the Kelltech License Agreement. The aforementioned termination right exercisable by Lifezone will only be exercisable after 6 months after the occurrence of the change of control of the Company. If a party commits any material breach of the Kelltech License Agreement, including any failure to pay royalties, and fails to remedy such breach within 20 business days’ written notice, the non-defaulting party shall be entitled, at its option, to claim specific performance of all or any of the defaulting party’s obligations, with or without claiming damages or claim damages. The Kelltech License Agreement is governed by the laws of Mauritius.
KTSA License Agreement
Kelltech and KTSA entered into a license agreement dated April 16, 2014, as amended (the “KTSA License Agreement”), pursuant to which Kelltech grants KTSA an exclusive sublicense to the Kell Intellectual Property under the Kelltech License Agreement to use the Kell Intellectual Property within the SADC License Area. In addition, under the KTSA License Agreement, Kelltech granted KTSA a non-exclusive license to the Kell Intellectual Property to sell goods and products that are the result of Kelltech’s use of the Kell Intellectual Property granted through the exclusive license, with such sales not restricted to the SADC License Area. The license rights granted to KTSA under the KTSA License Agreement includes the right to: (i) sublicense the whole or any part of the Kell Intellectual Property within the SADC License Area on an non-exclusive basis to use the Kell Intellectual Property; and (ii) grant a non-exclusive license to the Kell Intellectual Property to sell goods and products that are the result of Kelltech’s use of the Kell Intellectual Property granted through the exclusive license, with such sales not restricted to the SADC License Area.
The KTSA License Agreement will remain in force until the date upon which the KTSA License Agreement terminates, unless earlier terminated. If a party commits any material breach of the KTSA License Agreement, including any failure to pay royalties, and fails to remedy such breach within 20 business days’ written notice, the non-defaulting party shall be entitled, at its option, to claim specific performance of all or any of the defaulting party’s obligations, with or without claiming damages or claim damages. The KTSA License Agreement is governed by the laws of Mauritius
Kellplant License Agreement
KTSA and Kellplant entered into a license agreement dated February 12, 2016, as amended (the “Kellplant License Agreement”), pursuant to which KTSA granted Kellplant a non-exclusive sublicense to the Kell Intellectual Property to use the Kell Intellectual Property within South Africa and to construct, commission and operate a plant utilizing Kell Intellectual Property at the site of an SPM mine in South Africa conducting the beneficiation of PGMs. In addition, under the Kellplant License Agreement, KTSA granted Kellplant a non-exclusive license to the Kell Intellectual Property to sell goods and products that are the result of Kelltech’s use of the Kell Intellectual Property granted through the exclusive license, with such sales not restricted to South Africa. Kellplant shall not have the right to further sublicense the Kell Intellectual Property.
The Kellplant License Agreement will remain in force until the date upon which the KTSA License Agreement terminates, unless earlier terminated. If a party commits any material breach of the KTSA License Agreement, including any failure to pay royalties, and fails to remedy such breach within 20 business days’ written notice, the non-defaulting party shall be entitled, at its option, to claim specific performance of all or any of the defaulting party’s obligations, with or without claiming damages or claim damages. The Kelltech License Agreement is governed by the laws of Mauritius.
In consideration for the rights granted under each of the license agreements described above (collectively, the “Kell License Agreements”), each of KTSA, Kelltech and Lifezone are entitled to a royalty payment based off a percentage of the income (after transport costs, customs, clearing costs, refining charges and realizations) received from the sales of the refined Kell-related PGMs produced from concentrate (being the product arising from the process of crushing, milling, flotation or any other method of separation whereby material containing Kell-related PGMs is separated from tailings and concentrated from the ore and waste rock) from a plant using Kell Process Technology (excluding any value added tax payable). In this regard, we note that KTSA’s royalty payment flows up to Kelltech and a portion of Kelltech’s royalty payment flows up to Lifezone.
In the context of the Kell License Agreements, Kell-related PGMs means: (a) PGMs, but only where the primary focus of the extraction process is on the extraction of one or more of the PGMs; (b) gold and silver (“Precious Metals”) but only where the primary focus of the extraction process is on the extraction of one or more of PGMs or one or more of the Precious Metals; and (c) nickel, copper, cobalt, and other metals, elements or compounds but only where the primary focus of the extraction process is on the extraction of one or more of the PGMs or one or more of the Precious Metals.

Lifezone Technical Services Agreement
On June 10, 2020, Lifezone and KTSA entered into a technical services agreement (the “Lifezone Technical Services Agreement”), pursuant to which, inter alia, Lifezone provides, with effect from January 1, 2020, certain technical services to KTSA in engineering development, plant design and research and development required for the development of the Kell Processing Plant and the utilization of Kell Process Technology in the respective licensed territory. The Lifezone Technical Services Agreement has an initial period ending January 1, 2023, after which either party may terminate with advance notice. In consideration for the technical services, Lifezone receives a fixed service fee, payable by KTSA, which such services fee shall be increased by 3% per annum.
Agreements with directors and officers
Agreements with Mr. Keith Liddell
We have entered into several agreements with Mr. Keith Liddell, a director and shareholder of the Company. For more information, see “— Agreements with shareholders and affiliates.”
Employment agreements
The Company has entered into employment agreements with each of our CEO, CFO and COO. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information and employment benefits. These agreements are governed by Guernsey law.
Indemnification and insurance
To the fullest extent permitted by law, our Governing Documents provide that the directors and officers of the Company shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s negligence, default, breach of duty or breach of trust. For more information, see “Management — Exculpation, Insurance and Indemnification of Directors.”
In accordance with our Governing Documents and to the extent permitted by the Companies Law, we have purchased directors’ and officers’ liability insurance. This provides insurance cover for any claim brought against directors or officers for wrongful acts in connection with their positions. The insurance provided does not extend to claims arising from fraud or dishonesty, and it does cover civil or criminal fines or penalties imposed by law.
Prior to the completion of this offering, we intend to enhance our directors’ and officers’ liability insurance to comply with market standard for companies listed on the NYSE.
Related party transactions policy
Prior to the completion of this offering, we intend to enter into a new related party transaction policy. We expect that this related party transaction policy will require certain related party transactions to be approved by our board of directors or a designated committee thereof, which may include our audit committee.

DESCRIPTION OF SHARE CAPITAL
The following is a summary of certain important terms of our authorized share capital and our Governing Documents. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of our Governing Documents, which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Overview
We were incorporated on December 9, 2011 as a non-cellular company limited by shares incorporated and registered under the laws of Guernsey, under the name “Platmin Limited” with company registration number 54400. On December 6, 2013, our name was changed to “Sedibelo Platinum Mines Limited.” Our affairs are governed principally by our Governing Documents and the Companies Law. Our register of shareholders is kept at our registered office located at Oak House, Hirzel Street, St Peter Port, Guernsey, GY1 3RH.
Our board of directors is authorized to issue an unlimited number of shares of any class, with or without a par value.
As of December 31, 2020, there were 3,095,401,663 ordinary shares issued and outstanding and no preferred shares had been issued. As of November 30, 2021, there were 3,095,401,663 ordinary shares issued and outstanding and no preferred shares had been issued. There are no shares held as treasury shares. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, we will have                 ordinary shares outstanding (after giving effect to the Reverse Share Split). Save for the Reverse Share Split, there have been no alterations to our share capital in the preceding three years.
Upon the completion of this offering, we will have                 ordinary shares outstanding (assuming the underwriters do not elect to exercise their over-allotment option) or                 ordinary shares outstanding (assuming the over-allotment option is exercised in full). There will be no shares held as treasury shares.
Shares
General
We are generally not required to issue certificates representing our issued ordinary shares. Each shareholder whose name is entered as a member in the register is entitled to one certificate for all of the shares of each class in the capital of the Company held by that shareholder. Legal title to the issued shares is recorded in registered form in the Company’s register of shareholders. The ordinary shares listed on the NYSE will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the Company’s register of shareholders as the holder of our ordinary shares.
Except as described below, our ordinary shares have no preemptive, subscription, redemption or conversion rights. Our board of directors may create and issue additional classes of shares, including series of preferred shares, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by our board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.
There are no provisions in our Governing Documents discriminating against a shareholder as a result of such shareholder’s ownership of a particular number of shares.
Dividends
The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our Governing Documents. Dividends and other distributions authorized by our board of directors in respect of the issued and outstanding ordinary shares shall be paid in accordance with our Governing Documents and shall be distributed among the holders of ordinary shares on a pro rata basis. The rights of holders of ordinary shares to participate in dividends and distributions may be subject to any preference attached to any outstanding preferred shares from time to time. Dividends may be paid in any currency that our board of directors determines.
All dividends or distributions unclaimed for one year may be invested or otherwise made use of by our board of directors for the benefit of the Company until claimed, and the Company shall not be constituted as trustee in respect thereof. All dividends or distributions unclaimed six years from the date when they first became due for payment shall be forfeited and shall revert to the Company without necessity for any declaration or other action on the part of our board of directors.
For additional information, see “Dividend Policy.”
Voting rights
Ordinary shares entitle the holder: (1) on a show of hands, to one vote; and (2) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of a show of hands, unless a poll is demanded by (i) the chairman of the meeting; or (ii) any member or members present in person or by proxy and representing at least one tenth of the total voting rights of all members having the right to vote on the resolution; or (iii) by at least five members present in person or by proxy.
In determining the number of votes cast at a general meeting of shareholders for or against a proposal, holders of ordinary shares who abstain from voting on any resolution will be counted for purposes of determining a quorum but not for the purposes of determining the number of votes cast. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. The quorum for a general meeting shall be two or more shareholders present (in person or by proxy) and entitled to vote and who hold in aggregate 5% or more of all voting rights applicable at such meeting.
An ordinary resolution requires the affirmative vote of a simple majority of the votes of shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation date of a written resolution) (“eligible shareholders”) by written resolution, while a special resolution requires the affirmative vote of a majority of not less than 75% of the votes of the shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or 75% percent of the total voting rights of eligible shareholders by written resolution. A special resolution is required for important matters such as (without limitation) a merger/consolidation, change of name or making changes to our Governing Documents or the voluntary winding up of the Company.
Variation of rights
The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the consent in writing of the holders of 75% of the issued shares of that class or with the consent of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held, but that the quorum at such meeting shall be two persons holding or representing by proxy at least one third of the voting rights of issued shares of the class in question.
The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu (but in no respect in priority) to or with such previously existing shares or the purchase or redemption by the Company of any of its own shares.
Share transfers
Subject to our Governing Documents, any shareholder may transfer all or any of their shares by an instrument of transfer in the usual or common form or in a form prescribed by any stock or investment exchange, institution or screen based on other electronic quotation or trading system or market on which the shares of the Company are listed or quoted, or in any other form approved by our board of directors and may be under hand or, if the transferor or the transferee is a clearinghouse or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as our board of directors may approve from time to time.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase by us of ordinary shares and subject to any agreement between the relevant shareholders and us in respect of the ordinary shares), assets available for distribution among the holders of ordinary shares of the Company shall be divided pari passu among the holders of the ordinary shares of the Company on a pro rata basis
Share repurchases
We may, from time to time, subject to the provisions of the Companies Laws purchase our own shares (including any redeemable shares) in any manner authorized by the Companies Laws. Where the Company purchases its own shares, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by special resolution of the Company in general meeting, either generally or with regard to specific purchases. If purchases are made by tender, tenders shall be available to all shareholders alike. Shares repurchased by the Company may be held as treasury shares and dealt with by the directors to the fullest extent permitted by law.
Preemptive or similar rights
Our ordinary shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “— Conversion”), redemption or sinking fund provisions.
Conversion
There are no automatic conversion rights which attach to our ordinary shares. Our Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by ordinary resolution.
Disclosure of beneficial interest
Our Governing Documents provide that we may send notice to any person who we know or have reasonable cause to believe is, or at any time during the preceding three years was, interested in our shares, requiring that person to confirm such interest and provide additional details with respect to that interest.
Shareholder meetings
Under Guernsey law, we are required to convene at least one general meeting each calendar year. A majority of our board of directors may call a general meeting and must call a general meeting if we receive requests to do so from shareholders of more than 10% of our share capital (excluding any capital held as treasury shares). The requisition must specify the general nature of the business to be dealt with at the meeting; be signed by or on behalf of the requisitioners and must be delivered in electronic form or deposited at the registered office of the Company.
Should our board of directors fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 28 days of the date of the notice convening the meeting, the requisitioners may call a general meeting in such a manner as provided by the Companies Law.
Shareholder proposals
In addition to the above ability for a shareholder to requisition a general meeting for a specific purpose, a proposal may be properly brought before an annual general meeting by any shareholder of the

Company who is a shareholder of record on both the date of the giving of the notice by such shareholder provided for in our Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting, and who complies with the notice procedures set forth in our Governing Documents.
Notices
We will give notice of each general meeting by publication on our website and in any other manner that we may be required to follow in order to comply with our Governing Documents, the Companies Law and applicable stock exchange and SEC requirements. Each shareholder is deemed to have agreed to accept communication from the Company by electronic means (including, for the avoidance of doubt, by means of a website) in accordance with the Companies Law unless the shareholder notifies the Company otherwise. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in our register of shareholders.
Subject to any restrictions imposed on any shares, notice of each general meeting shall be given to our shareholders, persons entitled to a share in consequence of the death or bankruptcy of a shareholder, our directors, our auditor (if any) and persons entitled to vote in respect of a share in consequence of the incapacity of a shareholder.
At least 14 days’ notice must be provided to call any general meeting at which an ordinary resolution shall be voted, and at least 21 days’ notice must be provided to call any general meeting at which a special resolution shall be voted. The notice shall specify the day, time and place of the meeting, general nature of the business to be transacted and the terms of any resolution to be proposed, at the meeting. The notice may also specify a time, which must not be more than 48 hours before the time fixed for the general meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the general meeting.
Change of control
There are no provisions in our Governing Documents that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
Exchange Controls
There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.
Directors
Number, appointment and removal
The management of the Company is vested in its board of directors. Our Governing Documents provide that there shall be a board of directors consisting of no less than three, and there shall be no maximum number unless otherwise determined by the Company by ordinary resolution. A director may be removed from office by the holders of ordinary shares by ordinary resolution, with or without cause. At each annual general meeting of the Company, every director shall retire from office and may offer himself or herself for reappointment by the shareholders.
Remuneration
Our board of directors shall be remunerated for their services at such rate as our board of directors determines provided that the aggregate amount of such fees for all our board of directors collectively shall not exceed £350,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company.

Qualification of directors
A director shall cease to be a director if he or she: (1) is absent from meetings of the board for 12 months and the board resolves that his or her office shall be vacated; (2) become bankrupt; (3) is prohibited by law, or ineligible by law, from being a director; (4) dies or becomes of unsound mind; (5) is requested to resign by majority of board; (6) is removed by ordinary resolution; or (7) resigns. A director is not required to be a shareholder of the Company.
Retirement
There is no age limit at which a director is required to retire.
Borrowing powers
The board may exercise all of the powers of the Company to borrow money and to give guarantees, mortgage, hypothecate, pledge or charge all or part of the Company’s undertaking, property or assets or uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
The borrowing powers of the Company have not been exceeded in the preceding three years. There are no exchange control or other restrictions on the borrowing powers of the Group.
Indemnification of directors and officers
To the fullest extent permitted by law, our Governing Documents provide that the directors and officers of the Company shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s negligence, default, breach of duty or breach of trust.
Alternate directors
Any director (other than an alternate director) may appoint any other person (whether a shareholder of the Company or otherwise) to act in his or her place as an alternate director. No appointment of an alternate director shall take effect until the appointing director has lodged the notice appointing his alternate at the registered office of the Company. A director may revoke his or her appointment of an alternate at any time. No revocation shall take effect until the appointing director has lodged the notice revoking the appointment at the registered office of the Company.
An appointed and acting alternate director may: (1) attend and vote at any board meeting or, where his or her appointer would be entitled to attend, meeting of a committee of the directors at which the appointing director is not personally present; (2) sign any written resolution of the directors or a committee of the directors circulated for written consent; and (3) generally perform all the functions of the appointing director in his or her absence. An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director but shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.
A director who is also an alternate director shall be entitled to vote for such other director as well as on his own account, but no director shall at any meeting be entitled to act as alternate director for more than one other director.
Disclosure of personal interests of a director and approval of certain transactions
Under section 162 of the Companies Law, a director of a company must, immediately after becoming aware of the fact that he or she is interested in a transaction or proposed transaction to which the company is a party, disclose to our board of directors the nature and extent of that interest. A director is not obliged to disclose such information if the transaction or proposed transaction is between the director and the company, and the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Pursuant to the Companies Law, a director is “interested” if the director (a) is a party to, or may derive a material benefit from, the transaction, (b) has a material financial interest in another party to the transaction, (c) is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction, (d) is the parent, child or spouse of another party who may derive a material financial benefit from the transaction, or (e) is otherwise directly or indirectly materially interested in the transaction. Furthermore, a director is not interested in a transaction to which the company is a party if the transaction comprises only the giving of security by the company to a third party which has no connection with the director, at the request of the third party, in connection with a debt or obligation of the company for which the director or another person has personally assumed responsibility in whole or in party under a guarantee, indemnity or security.
Under section 160 of the Companies Law, a transaction entered into by a company in which a director is interested may be approved if the decision of the company to ratify the transaction is taken by the members, which decision may be taken by a resolution passed by a simple majority in accordance with section 176 of the Companies Law, subject to anything in the company’s memorandum or articles of incorporation requiring a higher majority (or unanimity). A transaction entered into by a company in which a director is interested is voidable by the company at any time within three months after the date the transaction is disclosed to our board of directors unless the director’s interest was disclosed to our board of directors in accordance with section 162 of the Companies Law prior to the company entering into the transaction or such disclosure is not required to be disclosed, the transaction is ratified in accordance with section 160 of the Companies Law, or the company has received fair value for the transaction.
Pursuant to our Governing Documents, a director cannot vote in respect of any contract or arrangement or any other proposal in which he has any material interest other than by virtue of his interests in shares or debentures or other securities of or through the Company, but such director may be counted in the quorum at a meeting in relation to any resolution on which he is prohibited from voting. However, in accordance with our Governing Documents, a director may vote on certain matters in which he or she has a material interest, including any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for purchase where the director or his associate(s) are or are to be interested as a participant in the underwriting of the offer.
Other Guernsey law considerations
Compromises and arrangements
Where the Company and its creditors or shareholders or a class of either of them propose a compromise or arrangement between the Company and its creditors or its shareholders or a class of either of them (as applicable), the Royal Court of Guernsey (the “Court”) may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such manner as the Court directs. Any compromise or arrangement approved by a majority in number representing 75% in value of the members or class of members (excluding any shares held as treasury shares) or creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting, if sanctioned by the Court, is binding on the Company and all the creditors, shareholders or members of the specific class of either of them (as applicable) and any liquidator or administrator and contributories (where relevant) of the Company.
Certain disclosure obligations of the Company
We are subject to certain disclosure obligations under Guernsey law. The following is a description of the general disclosure obligations of public companies under Guernsey as such laws and rules exist as of the date of this prospectus should not be viewed as legal advice for specific circumstances.
Periodic reporting under Guernsey law
Under the Companies Law, we are required to submit to the Guernsey Registry (i) between June 1, 2021, and July 31, 2021, an annual validation containing information current on May 31, 2021, and (ii) thereafter before the last day of February in each year an annual validation containing information current on December 31 of the previous year. We are also required to file with the Guernsey Registry details of any change of our directors, or their details, within 14 days of the relevant change and details of any change of its registered office. Certain shareholder resolutions must also be filed with the Guernsey Registry within certain timeframes. For example, a copy of every special resolution must be filed with the Guernsey Registry within 30 days of it being passed.
Rights of non-resident or foreign shareholders
There are no limitations imposed by our Governing Documents on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Governing Documents governing the ownership threshold above which shareholder ownership must be disclosed.
Transfer agent and registrar
We intend to appoint Computershare Trust Company N.A. as our agent in New York to maintain the shareholders’ register and to act as transfer agent and registrar for our ordinary shares. The transfer agent and registrar’s address is P.O. Box 505000, Louisville, Kentucky, 40233-5000.
We have appointed Computershare Investor Services Proprietary Limited (“Computershare”) as our agent in South Africa to maintain the shareholders’ register and to act as transfer agent and registrar for our ordinary shares. Computershare’s registered address is 15 Biermann Avenue, Rosebank, Johannesburg, South Africa, 2196.
Listing
We intend to apply to list our ordinary shares on the NYSE under the symbol “SPML” and on the Securities Exchange of the JSE, South Africa, under the symbol “           ”.
Initial settlement of our ordinary shares sold in the offering will take place on the closing date through DTC, in accordance with its customary settlement procedures for equity securities. Each person owning our ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ordinary shares. Persons wishing to obtain certificates for their ordinary shares must make arrangements with DTC.
Principal differences between Guernsey and Delaware corporate law
As a company incorporated in Guernsey, we are governed by the Companies Law. The Companies Law differs in certain material respects from laws applicable to U.S. companies incorporated in the State of Delaware. The following table provides a summary of some significant differences between the rights of our shareholders under applicable Guernsey law and the provisions of the Delaware General Corporation Law (the “DGCL”) applicable to U.S. companies incorporated in Delaware and their shareholders. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Guernsey law.
	Delaware law	Guernsey law
Shareholder meetings
Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws.
May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
However, if a corporation fails to
Unless a company’s memorandum or articles of incorporation state otherwise, the directors are required to call a general meeting once the company receives requests to do so from shareholders who hold more than 10% of the capital of the company that carries the right of voting at general meetings (excluding any capital held as treasury shares).

	Delaware law	Guernsey law

hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.
May be held inside or outside Delaware.
Notice:
•
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given, which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•
Written notice shall be given not less than ten nor more than 60 days before the meeting.

The board of directors may fix a record date, which shall not be less than ten nor more than 60 days before the meeting.

Unless the shareholders pass a resolution exempting the company from holding an annual general meeting, a company must hold a general meeting of its members within a period of 18 months beginning on the date on which it was incorporated and thereafter at least once every calendar year (with no more than 15 months elapsing between one annual general meeting and the next).
Subject to the articles of incorporation, a meeting may be held at any place in Guernsey or elsewhere.
Notice:
•
A meeting must be called by at least ten days’ notice or such longer period as provided by the articles of incorporation.

•
A meeting may be called by shorter notice if all shareholders entitled to attend and vote so agree.

•
The notice shall specify the date, time and place of the meeting, the information of any resolutions to be passed at the meeting and such other information as is required by the articles of incorporation.

Shareholders’ voting rights
With limited exceptions, and unless the certificate of incorporation provides otherwise, shareholders may act by written consent to elect directors.
Each stockholder entitled to vote may authorize another person or persons to act for such shareholder by proxy.
The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote, present in person or represented by proxy, shall

Unless the memorandum or articles of incorporation provide otherwise, directors are appointed by ordinary resolution of the shareholders.
Any shareholder may appoint another person or persons to be their proxy to exercise all or any of their rights to attend, speak and vote at a meeting.
Subject to the articles of incorporation, the quorum shall be two shareholders holding 5% of the total voting rights of the company between them.
Subject to certain limited exceptions, a provision of the articles of incorporation is void

	Delaware law	Guernsey law
	constitute a quorum. The certificate of incorporation may provide for cumulative voting.	to the extent that it would have the effect of excluding or making ineffective a demand for a poll at general meeting.
Directors
The board of directors must consist of at least one director and is not subject to a maximum number of directors.
The number of directors shall be fixed by the bylaws, unless the certificate of incorporation fixes such number, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
A classified board is permitted.
The board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Removal:
•
Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation provides otherwise.

•
In the case of a classified board, shareholders may effect removal only for cause.

Subject to the articles of incorporation, the board of directors must consist of at least one director and is not subject to a maximum number of directors.
Subject to the articles of incorporation, the board of directors must consist of at least one director and is not subject to a maximum number of directors.
A person will cease to be a director if such person:
•
provides written notice of his or her resignation to the company;

•
is removed in accordance with the memorandum and articles of incorporation;

•
becomes ineligible to be a director under the laws of Guernsey;

•
dies; or otherwise vacates office in accordance with the memorandum and articles of incorporation.

Interested shareholders’ transactions	The DGCL contains a business combination statute applicable to corporations whereby, unless the corporation has specifically elected not to be governed by such statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such shareholder becomes an interested shareholder. An interested shareholder generally is a person or a group that owns at least 15% of the corporation’s outstanding voting stock.	The Companies Law does not contain any specific prohibition on interested shareholder transactions.
Interested director transactions	Interested director transactions are permissible and may not be legally voided if: • the material facts of the director’s interest are disclosed and a	A director must, immediately after becoming aware of the fact that such director is interested in a transaction or proposed transaction with the company,

	Delaware law	Guernsey law

majority of the disinterested directors approve the transaction;
•
the material facts of the director’s interest are disclosed and a majority of the shareholders entitled to vote approve the transaction; or

•
the transaction is determined to have been fair to the corporation at the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

disclose to the board the nature and extent of such director’s interest.
Subject to the memorandum and articles of incorporation, a director who is interested in a transaction may vote, attend board meetings, sign documents and do any other thing in such director’s capacity as a director in relation to a transaction in which such director is interested as if such director was not interested in the transaction provided that such director has made the necessary declarations.
A transaction in which a director is interested is voidable by the company at any time within three months of the date after which the transaction is disclosed to the board unless:
•
the director’s interest was disclosed at the time the transaction was entered into or a disclosure was not required (for example, if the transaction is entered into in the ordinary course of business and on usual terms and conditions);

•
the transaction is ratified by the shareholders; or

•
the company received fair value for the transaction.

Dividends	The board of directors may declare and pay dividends, subject to any restrictions contained in the certificate of incorporation, upon the shares of the corporation’s capital stock either: out of its surplus or, in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.
A company may pay a dividend if the board of directors is satisfied on reasonable grounds that the company will, immediately after payment of the dividend, satisfy the statutory solvency test contained in the Companies Law as well as any other requirement of the memorandum or articles of incorporation.
A dividend may be of such amount, be paid at such time and be paid to such members as the board of directors thinks fit; provided that the directors must not authorize a dividend in respect of some but not all of the shares in a class or that is of a

	Delaware law	Guernsey law

greater value per share in respect of some shares of a class than in respect of other shares of that class.
Subject to the articles of incorporation, there is no requirement for dividends to be paid out of a particular account or source.

Variation of rights of class of shares	A corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A company may only vary the rights of a class of shareholders in accordance with the provisions of the articles of incorporation or, in the absence of such provisions, with the consent in writing from the holders of at least 75% in value of the issued shares of that class or by means of a special resolution passed by at least 75% in value of the issued shares of that class at a separate meeting of shareholders of that class.
Mergers and similar arrangements
Under the DGCL, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.
The DGCL also provides that a parent corporation may, by resolution of its board of directors, merge with any subsidiary of which it owns at least 90% of each class of capital stock without a vote by the shareholders of such subsidiary.

Subject to the articles of incorporation, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a company may be negotiated and approved by the board of directors. Depending on the structure of such a transaction, a separate shareholder approval may be required.
If within a period of four months after the date of an offer being made in respect of a transfer of shares, the offer is approved or accepted by the shareholders comprising not less than 90% in value of the shares affected, the offeree may give notice to any dissenting shareholders of its desire to acquire the remaining shares. On the expiration of one month from the date of the notice to acquire, the offeror will be entitled to acquire the shares of the dissenting shareholder(s) by sending them a copy of the notice to acquire and by paying or transferring to them the consideration that such shareholder(s) are entitled to in

	Delaware law	Guernsey law
respect of those shares, at which point the offeror shall be registered as the holder of those shares.
Appraisal rights	A shareholder of a corporation participating in certain major transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder in lieu of the transaction consideration.	The Companies Law does not specifically provide for any appraisal rights of shareholders. The Companies Law does, however, give the Royal Court of Guernsey broad authority in respect of orders made pursuant to successful unfair prejudice claims under the Companies Law.
Shareholder suits	Class actions and derivative actions generally are available to shareholders for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
A shareholder may commence or continue a claim as a representative of those with the same interests in the claim. Unless the court directs otherwise, any judgment in which a party is acting as a representative will be binding on all persons represented.
Derivative actions are also available to shareholders in respect of a cause of action arising from an actual or proposed act or omission involving: negligence, default, breach of duty and/or breach of trust by a director of the company.
Costs are awarded by the court at its discretion. The normal order is for the winning party to recover its costs incurred in connection to the action.

Limitations on directors’ liability and indemnification of directors and officers	A corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for certain breaches of fiduciary duty. However, such provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an
A company may include in its articles of incorporation provisions limiting the liability of its directors (and officers or other persons); however, any provision that purports to exempt a director from any liability in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Any provision by which a company directly or indirectly provides an indemnity for a director of the company, or any associated company, against any

	Delaware law	Guernsey law

improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.
A corporation may indemnify a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of any action, suit or proceeding by reason of such person’s position if (i) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the person had no reasonable cause to believe the conduct was unlawful.

liability in connection with any negligence, default, breach of duty or breach of trust is void, except that:
•
a company is not prevented from purchasing and maintaining for a director of the company, or any associated company, insurance against any such liability; and

•
such restriction does not apply to a qualifying third-party indemnity provision, which is a provision for indemnity against liability incurred by a director to a person other than the company or an associated company that does not provide any indemnity against a prescribed list of liabilities, including certain fines and penalties and liabilities incurred in defending certain proceedings.

Directors’ fiduciary duties
Directors of a Delaware corporation have a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty.
•
The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

•
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling

The duties of directors in Guernsey are generally owed to the company and its shareholders as a whole rather than to any other person or particular shareholders (subject to certain exceptions) and arise from customary laws, statutory laws and contractual obligations.
Customary law duties of directors include:
•
a duty to act in good faith, in the best interests of the company, and not for any collateral purpose;

•
a duty to exercise powers for a proper purpose. Even if a director is acting in good faith and in the best interests of the company, such director must nevertheless use his or her powers for the proper purpose for which they were conferred;

•
a duty to avoid and mitigate conflicts of interest; and

•
a duty to account for profits. As a fiduciary, a director may

	Delaware law	Guernsey law

shareholder and not shared by the shareholders generally.
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, such director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

not take a personal profit from opportunities arising from such director’s office, even if the director is acting honestly and in the best interests of the company. Any such profit must be paid to the company. A director’s entitlement to remuneration and payment of expenses will be governed by the company’s articles of incorporation.
Statutory duties of directors include:
•
a general duty to manage the business and affairs of the company; and

•
the directors are responsible for considering a solvency test in various circumstances, including in authorizing distributions by the company to its shareholders.

Inspection of books and records	All shareholders have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
The register and index of members, register of directors, register of secretaries and copies of all resolutions of shareholders passed other than at general meetings and minutes of the proceedings of general meetings, in each case, in the last six years, must be open for the inspection by any shareholder of the company without charge during ordinary business hours. They must also be open to inspection by any other person upon payment of such fee as may be prescribed by the Guernsey Committee for Economic Development or such lesser fee as the company may request.
When a company receives a request to inspect its records, the company must comply with that request or apply to the Guernsey courts for a direction not to comply.

Amendments of governing documents	Amendments to the certificate of incorporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless the certificate of	Subject to certain exceptions, such as the alteration of the statement of the company’s name, a company may only make or alter a provision of its

	Delaware law	Guernsey law
incorporation provides otherwise. Bylaws may be amended with approval of a majority of the outstanding shares entitled to vote and may, if provided in the certificate of incorporation, also be amended by the board of directors.
memorandum of incorporation in accordance with the terms of the memorandum of incorporation or by unanimous resolution of all of its shareholders.
A company may alter its articles of incorporation by means of a special resolution passed by at least 75% of the shareholders.

Dissolution and winding up	Unless the board of directors approves the proposal to dissolve, dissolution must be approved by all of the shareholders. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.
A company may be dissolved by means of a compulsory or voluntary winding up or a compulsory or voluntary striking off.
An application for voluntary winding up requires a special resolution of the members passed by a majority of at least 75%.
An application for the voluntary striking off of a company must be made by the board of directors and be accompanied by a declaration of compliance confirming that all requirements of Guernsey law with respect to the striking off have been complied with.

SHARES ELIGIBLE FOR FUTURE SALE
No public market currently exists for our ordinary shares. Our ordinary shares were previously listed on the Toronto Stock Exchange, the Alternative Investment Market (AIM) of the London Stock Exchange and the JSE. The Company voluntarily delisted from all three exchanges in 2011. Future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price for our ordinary shares or impair our ability to raise equity capital.
Upon completion of this offering, we will have an aggregate of           ordinary shares outstanding (assuming the underwriters do not elect to exercise their over-allotment option). Of these shares, we expect that the ordinary shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below under “— Rule 144.”
The remaining ordinary shares outstanding after this offering will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 under the Securities Act.
Lock-up agreements
The Company, its directors and executive officers and shareholders representing    % of the Company’s total capital stock prior to this offering have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of      for a period of 180 days after the date of this prospectus. For more information, see “Underwriting.”
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Long-term equity incentive plan
Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our long-term equity incentive plan. The registration statement on Form S-8 will become effective automatically upon filing.
Ordinary shares issued pursuant to our long-term equity incentive plan and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

TAXATION
The following summary contains a description of the principal Guernsey, U.S. federal income and South African tax consequences of the acquisition, ownership and disposition of our ordinary shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Guernsey, U.S. federal income and South African tax considerations applicable to any particular holder. The summary is based upon the tax laws of Guernsey, the United States and South Africa and respective regulations as of the date hereof, which are subject to change.
Prospective purchasers of our ordinary shares should consult their own tax advisors about the particular Guernsey, U.S. federal, state and local, South African and other tax consequences to them of acquiring, owning and disposing of our ordinary shares.
Guernsey tax considerations
The following summary of the anticipated tax treatment in Guernsey applies to persons holding ordinary shares in the Company as an investment.
The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect.
Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of the Company’s ordinary shares under the laws of the countries in which they are liable to taxation.
Taxation of the Company in Guernsey
The Company is a Guernsey tax resident company.
It is the intention of the board of directors of the Company (the “Directors”) to conduct the affairs of the Company so as to ensure that it is Guernsey tax resident, remains Guernsey tax resident and does not become tax resident in any other jurisdiction. As a company incorporated in Guernsey, the Company shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that the Company is (i) tax resident in a non-Guernsey jurisdiction as a matter of the law of that jurisdiction, (ii) centrally managed and controlled in that non-Guernsey jurisdiction, and (iii) the Company’s tax residence in the non-Guernsey jurisdiction is not motivated by the avoidance, reduction or deferral of Guernsey tax.
It is the intention of the Directors to conduct the affairs of the Company so as to maintain sole Guernsey tax resident status.
As a Guernsey resident company, the Company will be liable to be charged income tax in Guernsey on its income and taxable at the Guernsey standard rate of company income tax, which is currently zero percent.
Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover, nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant).
No stamp duty or similar tax is chargeable in Guernsey on the issue or redemption of ordinary shares in the Company, assuming that there is no transfer of Guernsey real property.
Taxation of the Company’s shareholders
Dividends paid by the Company to its shareholders who are not resident in Guernsey (which includes Alderney and Herm) for tax purposes (and do not have a permanent establishment in Guernsey) can be paid to such shareholders, either directly or indirectly, without the withholding of Guernsey tax and without giving rise to any other liability to Guernsey income tax.
Shareholders of the Company who are resident for tax purposes in Guernsey (which includes Alderney or Herm), or who are not so resident but have a permanent establishment in Guernsey to which the holding of their ordinary shares in the Company is related, will incur Guernsey income tax at the applicable rate on a dividend paid to them by the Company.
As already referred to above, Guernsey currently does not levy taxes upon capital inheritances, capital gains, gifts, sales or turnover, nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant). In addition, no stamp duty or similar tax is chargeable in Guernsey on the issue, transfer or redemption of ordinary shares in the Company, assuming that there is no transfer of Guernsey real property.
Common Reporting Standard
On February 13, 2014, the OECD released the Common Reporting Standard (“CRS”) designed to create a global standard for the automatic exchange of financial account information, similar to the information to be reported under United States Foreign Account Tax Compliance Act (“FATCA”). On October 29, 2014, fifty-one jurisdictions signed a multilateral competent authority agreement (“Multilateral Agreement”) that activates this automatic exchange of FATCA-like information in line with the CRS. Since then, further jurisdictions have signed the Multilateral Agreement, and in total, over 100 jurisdictions have committed to adopting the CRS. Many of these jurisdictions have now adopted the CRS. Guernsey adopted the CRS with effect from January 1, 2016.
Under the CRS and legislation enacted in Guernsey to implement the CRS, certain disclosure requirements will be imposed in respect of certain shareholders who are, or are controlled by one or more natural persons who are, residents of any of the jurisdictions that have also adopted the CRS, unless a relevant exemption applies. Certain due diligence obligations will also be imposed.
Where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the Company.
The Company will be required to report this information each year in the prescribed format and manner as per local guidance. The CRS is implemented through Guernsey’s domestic legislation in accordance with guidance that is supplemented by guidance issued by the OECD.
Under the CRS, there is currently no reporting exemption for securities that are “regularly traded” on an established securities market, although it is expected that while an ordinary share is held in uncertificated form through CREST, the holder of the ordinary share will likely be a financial institution acting as an intermediary. Shareholders that own our ordinary shares through a financial intermediary may be required to provide information to such financial intermediary in order to allow the financial intermediary to satisfy its obligations under the CRS.
All prospective investors should consult with their own tax advisers regarding the possible implications of the CRS and any other similar legislation and/or regulations on their investment in the Company.
It is further recommended that shareholders should consider whether they have any obligations to notify their respective investors, shareholders or account-holders about the information that the Company requests.
If the Company fails to comply with any due diligence and/or reporting requirements under Guernsey legislation implementing the CRS, the imposition of financial penalties introduced pursuant to the relevant implementing regulations in Guernsey. While the Company will seek to satisfy its obligations under the CRS and associated implementing legislation in Guernsey to avoid the imposition of any financial penalties under Guernsey law, the ability of the Company to satisfy such obligations will depend on receiving relevant information and/or documentation about each shareholder and the direct and indirect beneficial owners of the shareholders (if any). There can be no assurance that the Company will be able to satisfy such obligations.

EU Blacklist
On December 5, 2017, the EU Council released a list of non-EU jurisdictions (which has since been updated on a number of occasions) that are deemed by the EU Council to be “non-cooperative jurisdictions” for tax purposes (the “Blacklist”) and a list of additional non-EU jurisdictions that had committed and introduced specified amendments to their tax regimes by 2018/2019 in order to remain off the Blacklist (the “Grey List”). Guernsey had been listed by the EU Council as a member of the Grey List pending its adoption of appropriate economic substance legislation by the end of 2018.
Guernsey adopted economic substance legislation within the timeframe, and on March 12, 2019, the EU Council confirmed that Guernsey had met its commitment and removed Guernsey from the Grey List. Guernsey remains off the Blacklist.
U.S. Federal Income Tax considerations
The following is a discussion of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our ordinary shares, but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. This discussion applies only to a U.S. Holder that acquires ordinary shares in this offering and owns the ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial interpretations thereof, in each case as in effect of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.
In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any U.S. state, local or non-U.S. tax law, the Medicare tax on net investment income, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain banks or financial institutions;

•
regulated investment companies and real estate investment trusts;

•
dealers or traders in securities that use a mark-to-market method of tax accounting;

•
insurance companies;

•
persons holding ordinary shares as part of a hedge, straddle, conversion, constructive sale, integrated transaction or similar transaction;

•
persons liable for the alternative minimum tax;

•
persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•
tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•
certain U.S. expatriates;

•
persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

•
persons owning ordinary shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of ordinary shares in their particular circumstances.
For purposes of this discussion, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:
•
an individual citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ordinary shares.
THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.
U.S. Federal Income Taxation of U.S. Holders
Taxation of distributions
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property paid with respect to our ordinary shares (including any amounts withheld in respect of South African taxes), will generally be included in a U.S. Holder’s gross income as dividend income on the date actually or constructively received to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our ordinary shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates.
Dividends on our ordinary shares generally will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from other U.S. corporations. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at a preferential rate applicable to long-term capital gains. A non-U.S. corporation is treated as a “qualified foreign corporation” with respect to stock that is readily tradable on certain U.S. securities markets, such as the NYSE, where the ordinary shares offered in this offering will be listed. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances. The amount of any dividend paid in rand will be the U.S. dollar value of the rand calculated by reference to the spot rate of exchange in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. Holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss upon a subsequent conversion or other disposition of the rand.
Sale or other taxable disposition of ordinary shares
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purpose on the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
A U.S. Holder’s initial tax basis in any ordinary shares denominated in rand will be the U.S. dollar value of the rand denominated purchase price determined on the date of purchase, and the amount realized on a sale, exchange or other taxable disposition of our ordinary shares for rand or other non-U.S. currency will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an “established securities market,” a cash method U.S. Holder or, if it elects, an accrual method U.S. Holder, will determine the U.S. dollar value of (i) the cost of such ordinary shares paid in rand by translating the amount paid at the spot rate of exchange on the settlement date of the purchase, and (ii) the amount realized by translating the amount of rand received at the spot rate of exchange on the settlement date of the sale, exchange or other taxable disposition. Such an election by an accrual method U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accrual method U.S. Holders that do not elect to be treated as cash method taxpayers for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes, which in general will be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their advisers as to the U.S. federal income tax consequences of the receipt of rand or other non-U.S. currency on a sale, exchange or other taxable disposition of our ordinary shares.
Passive foreign investment company rules
In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which (a) 75% or more of its gross income is passive income (the “income test”) or (b) 50% or more of its assets by value either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions (other than commodities gains treated as derived in an active trade or business). For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.
Based on the nature of our business, the composition of our income and assets, the value of our assets, our intended use of the proceeds from the offering, and the expected price of our ordinary shares, we do not expect that we will be a PFIC for our current taxable year or in the foreseeable future. However, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and the Company’s PFIC status for each taxable year will depend on facts, including the composition of Company’s income and assets and the value of Company’s assets (which may be determined in part by reference to the market value of the ordinary shares) at such time, there can be no assurance that the Company will not be a PFIC for the current or any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and any of the Company’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of the Company’s subsidiaries.

Generally, if the Company is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the ordinary shares exceeds 125% of the average of the annual distributions on such ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the ordinary shares if the Company was a PFIC, such as a mark-to-market treatment.
If the Company was a PFIC for any year during which a U.S. Holder owned ordinary shares, the Company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the ordinary shares, even if the Company ceased to meet the threshold requirements for PFIC status.
If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.
U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.
Foreign financial asset reporting
Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the ordinary shares.
Information reporting and backup withholding
Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including redemption) of our ordinary shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
South Africa tax considerations
The following summary describes the principal South African income tax considerations generally applicable to the acquisition, holding and disposal of the Company’s ordinary shares.

This summary is based on the current provisions of the South African Income Tax Act No. 58 of 1962 (as amended from time to time) (the “South African Income Tax Act”), and the prevailing practice adopted by the South African Revenue Service (“SARS”), published in writing prior to the date hereof. This summary does not consider legislative proposals to amend the South African Income Tax Act. This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax.
SA tax resident shareholders
Shareholders of the Company who are subject to income tax in South Africa on their worldwide income (“SA Tax Resident Shareholders”) will initially be reflected in the administrative depositary share register in South Africa and will be listed on the JSE. SA Tax Resident Shareholders who choose to hold and trade their shares on the NYSE will need to ensure, from an Exchange Control perspective, that they have sufficient single discretionary allowance (in the case of individuals and trusts) or foreign direct investment allowance (in the case of corporates).
Dividends tax in South Africa (“South African Dividends Tax”) at 20% will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares listed on the JSE, subject to any applicable exemptions that may apply. In terms of such exemptions, inter alia, cash dividends declared and paid to “a company which is a resident” for tax purposes in South Africa pursuant to section 64F(1)(a) of the South African Income Tax Act (“SA Corporate”) will generally be fully exempt resulting in no Dividends Tax being withheld.
No South African Dividends Tax will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares listed on the NYSE. Such dividends will be subject to income tax in South Africa in the hands of the SA Tax Resident Shareholders, unless a relevant exemption applies.
A controlled foreign company as defined in the South African Income Tax Act (“CFC”), inter alia, is a non-South African company in which more than 50% of the participation rights/voting rights are directly or indirectly held/exercisable by SA Tax Residents who are not headquarter companies as defined. In determining whether the threshold is breached, the participation rights of a person holding (together with its connected persons) less than 5% of the participation rights in the Company is ignored. Certain profits of CFCs are included in the taxable income of certain SA Tax Resident ordinary shareholders.
The Company and all of its non-South African subsidiaries are currently CFCs for South African income tax purposes. The shareholder base of the Company, classified either as SA Tax Resident Shareholders or non-SA Tax Resident Shareholders, may vary over time. However, only those SA Tax Resident Shareholders holding, alone or together with any connected person, 10% or more of the Company’s participation rights or voting rights must include in their taxable income (impute unless any of the exemptions from imputation apply) their proportion of the “net income” of the CFCs, with such proportion being equivalent to the percentage of their shareholding in the Company’s ordinary shares.
SA Tax Resident Shareholders who, together with connected persons, will acquire more than 10% of the Company’s ordinary shares in future are advised to obtain tax advice regarding whether they will have a South African tax exposure as a result of the Company potentially being a CFC as at that date, having regard to the Company’s shareholder base as at that point in time.
Additionally, where, due to additional shares being issued to Non-SA Tax Resident Shareholders by the Company, the total shareholding in the Company by SA Tax Resident Shareholders is diluted, the CFCs may cease to be CFCs from the perspective of the SA Tax Resident Shareholders that are required to impute their proportion of “net income” of the Company, and a South African tax exposure may result for these shareholders.
SA Tax Resident Shareholders that dispose of, or are deemed to dispose of, their Company ordinary shares will be subject to either income tax (in the case of share dealers) or capital gains tax as levied in accordance with the South African Income Tax Act (“CGT”) (in the case of capital investors) unless a relevant exemption applies. Natural persons or trusts that are SA Tax Resident Shareholders holding Company ordinary shares listed on the JSE will, in the event of delisting such ordinary share on the JSE and subsequently listing these on the NYSE be deemed in terms of section 9K of the South Africa Income Tax Act to dispose of and reacquire such share for an amount equal to the market value of that share on the day it is listed on the NYSE.
Non-SA tax resident shareholders
No South African Dividends Tax will be withheld on any cash dividends declared and paid by the Company to Non-SA Tax Resident Shareholders (i.e. shareholders of the Company who are not subject to income tax in South Africa on their worldwide income) holding Company ordinary shares. Where such shares are registered on the JSE, a specific exemption is applicable in terms of the South African Income Tax Act, provided that the Non-SA Tax Resident Shareholder has submitted the prescribed information to the Company as required in terms of section 64G(2)(a) prior to payment of the relevant cash dividend, or, the payment is made to a regulated intermediary as contemplated in section 64D of the South African Income Tax Act. Where such shares are listed on the NYSE, South African Dividends Tax is not applicable.
Non-SA Tax Resident Shareholders that dispose of their Company ordinary shares listed on the JSE or on the NYSE will be subject to CGT (in the case of capital investors) in South Africa to the extent that the Company ordinary shares (i) constitute an interest in immovable property situated in South Africa (equity shares in the Company if 80% or more of the market value of those equity shares, as at the time of the disposal thereof by the Non-SA Tax Resident Shareholder, is attributable directly or indirectly to immovable property or a right or interest to or in immovable property situated in South Africa and such Non-SA Tax Resident Shareholder, together with connected persons, directly or indirectly holds at least 20% of those equity shares); or (ii) are attributable to a permanent establishment of the Non-SA Tax Resident Shareholder in South Africa.
Where the Non-SA Tax Resident Shareholders are share dealers, income tax will be payable on disposal of their Company ordinary shares listed on the JSE or on the NYSE to the extent that the Company ordinary shares (i) constitute an interest in immovable property situated in South Africa (i.e. equity shares in the Company if 80% or more of the market value of those equity shares, as at the time of the disposal thereof by the Non-SA Tax Resident Shareholder, is attributable directly or indirectly to immovable property or a right or interest to or in immovable property situated in South Africa and such Non-SA Tax Resident Shareholder, together with connected persons, directly or indirectly holds at least 20% of those equity shares); or (ii) are attributable to a permanent establishment of the Non-SA Tax Resident Shareholder in South Africa. Non-SA Tax Resident Shareholders should read the above in conjunction with the provisions of any applicable double tax agreement between South Africa and their country of residence.
Securities transfer tax
Company ordinary shares registered on the JSE which are transferred (disposed, redeemed, etc.) disposed of will be subject to securities transfer tax at the rate of 0.25% of the taxable amount of such shares being the higher of the market value or consideration given for the shares, determined in terms of the South African Securities Transfer Tax Act No. 25 of 2007 (as amended from time to time) (the “STT Act”). The definition of “transfer” in the STT Act excludes the issue of a share and hence no securities transfer tax is payable on the issue of a share.
Company ordinary shares listed on the NYSE will not be subject to the STT Act and the transfer of these will not incur South African securities transfer tax.

UNDERWRITING
Under the terms and subject to the conditions in the underwriting agreement dated           , 2022 (the “Underwriting Agreement”), between the Company and the underwriters named below, for whom           is acting as representative (the “representative”), the underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, the number of ordinary shares indicated below:
Underwriter	Number of Ordinary Shares
Evercore ISI	•
•
Total	•
The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from the Company and subject to prior sale. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of ordinary shares offered under this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representative to the Company, if after the execution and delivery of the Underwriting Agreement and prior to the closing of this offering (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE or the JSE, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the JSE, (iii) a material disruption in securities settlement, payment or clearance services in the United States or South Africa shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or South African authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representative’s judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representative’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the ordinary shares on the terms and in the manner contemplated in this prospectus. The underwriters are, however, obligated to take and pay for all of the ordinary shares if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the over-allotment option unless and until the over-allotment option is exercised.
This offering is being made concurrently in the United States and South Africa. The ordinary shares will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The ordinary shares will be offered in South Africa through certain of the underwriters or their South African affiliates who are registered to offer the ordinary shares for sale in South Africa or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer ordinary shares outside of the United States and South Africa.
The underwriters initially propose to offer a portion of the ordinary shares directly to the public and a portion of the ordinary shares to certain dealers, in each case at the initial public offering price in U.S. dollars listed on the cover page of this prospectus. After the underwriters have made a reasonable effort to sell all of the ordinary shares at the initial public offering price,the initial public offering price may be decreased from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the ordinary shares is less than the gross price paid by the underwriters to the Company.
We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional ordinary shares at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise the over-allotment option solely for the purpose of covering the underwriters’ over-allocation position, if any, made in connection with the initial offering of the ordinary shares offered under this prospectus and consequent market stabilization purposes. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional ordinary shares as the number listed next to such underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.
The table below shows the price per ordinary share and total price to the public, underwriters’ discounts and commissions and the net proceeds to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.
	Assuming no exercise of the over-allotment option		Assuming the over-allotment option is exercised in full
	Per Ordinary Share	Total	Per Ordinary Share	Total
Initial public offering price	US$	US$	US$	US$
Underwriting discounts and commissions	US$	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$	US$	US$
The expenses of this offering, estimated to be approximately US$      or the equivalent in South African rand, will be paid for by us out of the gross proceeds of this offering.
We applied to list the ordinary shares distributed under this prospectus on the NYSE and the JSE. Listing will be subject to the Company fulfilling all the listing requirements of the NYSE and the JSE.
The Company, its directors and executive officers and shareholders representing    % of our total capital stock prior to this offering (each, a “locked-up party”) have agreed that, without the prior written consent of the representative on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares (collectively, the “subject shares”) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

•
whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, the Company and each such locked-up party have agreed that, without the prior written consent of the representative, on behalf of the underwriters, the Company or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.

The representative, in its sole discretion, may release the shares subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of their over-allotment option, creating a naked short position. The underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
The Company has agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the Company, against certain liabilities, including liabilities under the U.S. Securities Act and applicable South African securities laws.
This prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. This offering is expected to close on or about           , 2022 or such later date as the Company and the underwriters may agree.
NYSE Listing
We expect the shares to be approved for listing on the NYSE under the symbol “SPML.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the exchange.
Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•
our financial information;

•
the history of, and the prospects for, the Company and the industry in which we compete;

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues and growth potential;

•
the present state of our development, including the Triple Crown Properties and Mphahlele Project; and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Conflicts of interest
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Company’s securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the offering
The price of the ordinary shares was determined by negotiation between the Company and the underwriters.
Selling Restrictions Outside of the United States
Other than in the United States, no action has been taken by the Company that would permit a public offering of the ordinary shares in any jurisdiction outside the United States where action for that purpose is required. Our ordinary shares may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ordinary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in South Africa
In South Africa, this document is only being made available to persons falling within the exemptions set out in section 96(1)(a) of the South African Companies Act (“SA Qualifying Investors”). Should any person who is not a SA Qualifying Investor receive this document, they should not and will not be entitled to acquire or subscribe for any shares or otherwise act thereon. This document does not, nor is it intended to, constitute a prospectus prepared and registered under the South African Companies Act. Accordingly, this document does not comply with the substance and form requirements for prospectuses set out in the South African Companies Act and the South African Companies Regulations of 2011 and has not been approved by, and/or registered with, the Companies and Intellectual Property Commission.
Information made available in this document should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act No 37 of 2002, and nothing in this document should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa.
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each member state of the European Economic Area (each, a “relevant member state”), no ordinary shares have been offered or will be offered pursuant to this prospectus to the public in that relevant member state prior to the publication of a prospectus in relation to the ordinary shares that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Regulation, except that an offer of the ordinary shares may be made to the public in that relevant member state at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a relevant member state who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a relevant state to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representative and each of their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Regulation in that relevant member state, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation include, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with this offering, the representatives are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in relation to this offering.
Notice to prospective investors in the United Kingdom
This prospectus is only being distributed to, and is only directed at, and any offer subsequently made may only be directed at persons outside the United Kingdom or at persons in the United Kingdom who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth entities, and other persons to whom it may otherwise be lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order and/or (iii) persons to whom it may otherwise be lawfully communicated (each such person being referred to as a “relevant person”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any

rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Japan
The ordinary shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan.
The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any Company or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is
•
a company (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and American Depositary Shares (“ADSs”) of shares and debentures of that company or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that company or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:
•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and ADSs of shares and debentures of that company or such rights and interest in that trust are acquired at a consideration of not less than 300,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to prospective investors in Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Notice to prospective investors in Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ordinary shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to this offering, us or our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts, will be as follows:
Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee
FINRA filing fee
JSE listing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous costs
Total	US$
All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee. We will pay all of the expenses of the offering listed above.

LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Guernsey law will be passed upon for us by Appleby (Guernsey) LLP, St Peter Port, Guernsey. Certain matters of U.S. federal and New York State law will be passed upon for us by White & Case LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters with respect to South African law will be passed upon for us by White & Case LLP, Johannesburg, South Africa and ENSafrica, Johannesburg, South Africa, and for the underwriters by Bowman Gilfillan, Inc., Johannesburg, South Africa.
EXPERTS
The consolidated financial statements of as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
SRK Consulting (South Africa) (Pty) Ltd. has prepared the Technical Report Summaries. SRK Consulting (South Africa) (Pty) Ltd. is a qualified person as defined in subpart 1300 of Regulation S-K. None of SRK Consulting (South Africa) (Pty) Ltd., or the employees of SRK Consulting (South Africa) (Pty) Ltd., is an affiliate of the Company.
As at the date hereof, none of the above-named experts has received, or is to receive, in connection with the offering, an interest, direct or indirect, in the Company or its subsidiaries.

ENFORCEABILITY OF CIVIL LIABILITIES
Enforceability of Civil Liabilities
We are incorporated under the laws of the Island of Guernsey. In Guernsey, foreign judgments can be recognized by the Royal Court of Guernsey (the “Guernsey Court”) either under the Foreign Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957, as amended (the “1957 Law”), which provides a statutory framework for the enforcement of judgments made in a reciprocating country and of a kind to which the 1957 Law applies, or under the principles of common law. Save for very exceptional and limited circumstances, if the 1957 Law does not apply then the common law prevails.
For jurisdictions not included in the 1957 Law, including the U.S., a judgment obtained in a court in the U.S. against the Company (or its directors or officers) cannot be registered or enforced in Guernsey, pursuant to the 1957 Law, but may be enforceable by separate action on the judgment in accordance with Guernsey common law rules.
To enforce the judgment of a court of the U.S. in Guernsey, the claimant would be required to bring fresh proceedings before the Guernsey Court, suing on the foreign judgment itself and applying for summary judgment if the case is placed on the pleadings list (essentially, where the case is defended). In such an action, the Guernsey Court is unlikely to re-examine the merits of the original case decided by a U.S. court.
According to current practice, the Guernsey Court will (subject to the following matters) enforce the judgment of a court in the United States in in personam proceedings provided that the following conditions inter alia are satisfied:
(a)
the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws);

(b)
the judgment is final and conclusive; and

(c)
the court in the U.S. had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the Guernsey rules of private international law.

The Guernsey Court will not, however, enforce that judgment if the judgment debtor satisfies the Guernsey Court that:
(a)
the judgment was given in proceedings that were in breach of principles of natural or substantial justice;

(b)
enforcement of the judgment would be contrary to Guernsey public policy;

(c)
the foreign court did not have jurisdiction to give that judgment according to Guernsey rules on the conflict of laws;

(d)
there was fraud on the part of the U.S. court pronouncing judgment;

(e)
there was fraud on the part of the party in whose favor the judgment was given;

(f)
enforcement proceedings are time barred under the Guernsey laws on prescription/limitation;

(g)
the foreign judgment is not for a definite sum of money (which is not a sum in respect of taxes or penalties) or is not final and conclusive;

(h)
the foreign judgment was against a person who was entitled to immunity from the courts of that country; and

(i)
(i) the foreign court had no jurisdiction in circumstances where the judgment debtor was, at the time the proceedings were instituted, present in the foreign country and the bringing of proceedings in that U.S. court was contrary to an agreement under which the dispute was to be settled and the judgment debtor did not agree to the proceedings being brought in that U.S. court, nor counterclaimed or otherwise submitted to the jurisdiction.

If the Guernsey Court gives judgment for the sum payable under a judgment of a United States court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments. These give the Guernsey Court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce any Guernsey judgment: if the judgment debtor is subject to any insolvent administration or similar proceedings; if there is delay; if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States; or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any security interest may affect the circumstances where the Guernsey Court provides judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company and/or in relation to the enforcement of a judgment debt.
Jurisdiction
A foreign court is considered to have jurisdiction where one of four criteria is met, being any of the following:
(a)
where the respondent to the order sought to be enforced was, at the time the proceedings were instituted, present in the foreign jurisdiction (and where that “person” is a corporate entity, where it is resident or maintains a fixed place of business in the foreign jurisdiction);

(b)
where the respondent to the order sought to be enforced was a claimant or counterclaimant in the proceedings in the foreign court;

(c)
where the respondent to the order sought to be enforced submitted to the jurisdiction of the foreign court by voluntarily appearing in the proceedings; or

(d)
where the respondent to the order sought to be enforced agreed, prior to the commencement of the proceedings, to submit to the jurisdiction of the foreign court.

Sum of money
It is a generally accepted principle of common law in Guernsey that for the Guernsey Court to recognize a foreign judgment, that judgment needs to be for a definite sum of money and must not include deductions or additions for unspecified amounts such as tax, nor can it include penalties.
Final and conclusive
A foreign judgment which is final and conclusive, for the purposes of recognition under Guernsey common law, is one which cannot be varied by the court which pronounced it, notwithstanding that there may be a right of appeal.
Original actions in courts of Guernsey
The Guernsey Court will prima facie take jurisdiction over an action brought by a holder of our ordinary shares under U.S. securities laws against the Company, and would apply U.S. law (if applicable and appropriate) to determine the liability of the Company. However, the Guernsey Court may decline to exercise jurisdiction over the claim. A key factor as to whether the Guernsey Court would take jurisdiction is likely to be an argument on forum conveniens. Factors such as the extent of the disputed issues of foreign law, the nature of the dispute, the residence and place of business of the Company, and the location of key witnesses is likely to influence the Guernsey Court’s decision in this area.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.
We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements which will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the to the Board of Directors and Shareholders of Sedibelo Platinum Mines Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sedibelo Platinum Mines Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
15 October 2021, except for the disclosure of disaggregated revenue in note 21 to the consolidated financial statements as to which the date is 07 December 2021
We have served as the Company’s auditor since 2021.
PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za
Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

Sedibelo Platinum Mines Limited
(Registration number 54400)
Consolidated statement of financial position
as at December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
		2020	2019
	Note(s)	USD’000	USD’000
ASSETS
Non-current assets
Mining assets	4	773,275	798,395
Intangible assets	5	33,564	34,740
Property, plant and equipment	6	92,498	111,093
Loans receivable	7	16,506	16,916
Restricted cash investments and guarantees	8.2	18,090	15,885
Deferred tax asset	18	101,949	—
Investment in joint venture	24.3	—	—
Total non-current assets		1,035,882	977,029
Current assets
Inventories	9	11,818	9,718
Trade and other receivables	10	133,893	70,130
Cash and cash equivalents	8.1	62,986	43,393
Total current assets		208,697	123,241
TOTAL ASSETS		1,244,579	1,100,270
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	11	2,549,583	2,549,583
Other components of equity		(521,743)	(458,128)
Accumulated losses		(865,651)	(1,100,208)
		1,162,189	991,247
Non-controlling interests	12	(7,126)	(6,608)
Total equity		1,155,063	984,639
Non-current liabilities
Long-term borrowings	13.1, 13.3, 24.5	26,976	36,643
Decommissioning and rehabilitation provision	16	16,787	22,163
Total non-current liabilities		43,763	58,806
Current liabilities
Short-term borrowings	13.2, 13.3, 24.6	14,408	13,453
Trade payables and accrued liabilities	15	26,134	23,477
Revolving commodity facility	17	5,211	19,895
Total current liabilities		45,753	56,825
Total liabilities		89,516	115,631
TOTAL EQUITY AND LIABILITIES		1,244,579	1,100,270

The consolidated financial statements on pages F-3 to F-47 were authorized by Erich Clarke, on behalf of the Board of Directors, on 15 October 2021, except for the disclosure of disaggregated revenue in note 21 to the consolidated financial statements, as to which the date is 07 December 2021, and were signed on their behalf:
/s/ Erich Clarke
Erich Clarke Director October 15, 2021 and December 7, 2021 in respect of revision of disaggregation of revenue in note 21.
The accompanying notes are an integral part of the consolidated financial statements.

Sedibelo Platinum Mines Limited
Consolidated statement of comprehensive income
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
		2020	2019
	Note	USD’000	USD’000
Revenue	21	277,572	181,339
Cost of operations	22	(156,213)	(186,671)
Gross profit / (loss)		121,359	(5,332)
Administrative and general expenses	23	(22,610)	(19,610)
Other (expense) / income	23	(233)	849
Foreign exchange gain / (loss)		2,028	(1,377)
Operating profit / (loss)	23	100,544	(25,470)
Finance income		3,992	6,704
Finance costs		(7,103)	(9,126)
Share of loss of investments accounted for using the equity method	24.3	(1,130)	(1,512)
Profit / (loss) before income tax		96,303	(29,404)
Income tax credit / (expense)	18	99,891	(20)
PROFIT / (LOSS) FOR THE YEAR		196,194	(29,424)
Profit / (Loss) attributable to:
Owners of the Company		196,712	(28,754)
Non-controlling interest		(518)	(670)
		196,194	(29,424)
Other comprehensive (expense) / income:
Items that may be reclassified subsequently to profit or loss
Exchange differences on loan designated as net investment		38,311	(12,078)
Exchange differences on translation from functional to presentation currency		(63,617)	34,600
Movement in other reserves		2	(23)
Other comprehensive share of investment accounted for using the equity method	24.3	(466)	(356)
Total other comprehensive (expense) / income		(25,770)	22,143
TOTAL COMPREHENSIVE INCOME / (EXPENSE) FOR THE YEAR		170,424	(7,281)
Total comprehensive income / (expense) attributable to:
Owners of the Company		170,942	(6,611)
Non-controlling interest		(518)	(670)
		170,424	(7,281)
Earnings per share (cents)
Basic earnings / (loss) per share	19.1	6.35	(0.93)
The accompanying notes are an integral part of the consolidated financial statements.

Sedibelo Platinum Mines Limited
Consolidated statement of changes in equity
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
	Share capital	Accumulated losses	Other reserves	Foreign currency translation reserve	Subtotal	Non- controlling interest	Total equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Note	11					12
Balance at January 1, 2019	2,549,583	(1,059,022)	(998)	(491,705)	997,858	(5,939)	991,919
Loss for the year	—	(28,754)	—	—	(28,754)	(670)	(29,424)
Other comprehensive (expense) / income	—	(12,432)	(23)	34,598	22,143	—	22,143
Total comprehensive (expense) / income for the year	—	(41,186)	(23)	34,598	(6,611)	(670)	(7,281)
Balance at December 31, 2019	2,549,583	(1,100,208)	(1,021)	(457,107)	991,247	(6,608)	984,639
Profit for the year	—	196,712	—	—	196,712	(518)	196,194
Other comprehensive income / (expense)	—	37,845	2	(63,617)	(25,770)	—	(25,770)
Total comprehensive income / (expense) for the year	—	234,557	2	(63,617)	170,942	(518)	170,424
Balance at December 31, 2020	2,549,583	(865,651)	(1,019)	(520,724)	1,162,189	(7,126)	1,155,063
The accompanying notes are an integral part of the consolidated financial statements.

Sedibelo Platinum Mines Limited
Consolidated cash flow statement
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
		2020 USD’000	2019 USD’000
	Note
Cash flows from operating activities
Profit / (Loss) before income tax		96,303	(29,404)
Adjusted for:
Depreciation of property, plant and equipment	6	13,188	38,003
Amortisation of intangible assets	5	461	733
Revolving commodity facility fair value adjustment	17	211	3,394
Profit on disposal of asset		(45)	—
Share of loss of investments accounted for using the equity method	24.3	1,130	1,512
Loss on assets scrapped		2	—
Loan payable forgiven		—	(100)
Mining costs write off	4	—	278
Unrealised foreign exchange gain		(1,995)	—
Finance income		(3,992)	(6,704)
Finance cost		7,103	9,126
Cash flow from operations before working capital changes		112,366	16,838
Increase in trade and other receivables		(61,350)	(13,780)
Increase in trade and other payables		1,593	6,283
Increase in inventories		(2,173)	(1,677)
Cash generated from operations		50,436	7,664
Interest paid		(363)	(1,904)
Interest received		2,725	3,181
Net cash generated in operating activities		52,798	8,941
Cash flows from investing activities
Purchase of property, plant and equipment	6	(5,916)	(5,418)
Disposal of property, plant and equipment	6	39	—
Purchases of mining assets	4	(1,708)	(3,509)
Additions to intangible assets	5	(479)	(403)
Funds (invested in) / released from restricted cash		(1,461)	4,415
Loans granted to joint venture	24.4	(2,710)	(498)
Loans repaid by external parties		1,240	839
Net cash utilised in investing activities		(10,995)	(4,574)
Cash flows from financing activities
Interest paid on the IDC loan	13.3	(5,975)	—
Capital repayment on the IDC loan	13.3	(5,296)	—
Proceeds from revolving commodity facility	17	69,228	101,007
Repayment of revolving commodity facility	17	(81,890)	(101,481)
Net cash utilised in financing activities		(23,933)	(474)
Net increase in cash and cash equivalents		17,870	3,893
Cash and cash equivalents at beginning of the year	8.1	43,393	38,093
Exchange gain on cash and cash equivalents		1,723	1,408
Cash and cash equivalents at end of the year	8.1	62,986	43,393
The accompanying notes are an integral part of the consolidated financial statements.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
1. Basis of preparation
The financial statements of the Group has been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Financial Reporting Standards Interpretations Committee (“IFRS IC”) interpretations and with the requirements of The Companies (Guernsey) Law, 2008 applicable to companies reporting under IFRS.
The financial information has been prepared under the historical cost basis, as modified by the revaluation of financial assets and financial liabilities at fair value.
The financial information is presented in US dollars (“USD”) and all monetary results are rounded to the nearest thousand (USD’000) except when otherwise indicated.
There are no changes in these accounting policies for the year ended December 31, 2020 except as disclosed in Note 3 below “Changes in accounting policy”.
The Company has elected to take the exemption under The Companies (Guernsey) Law, 2008 not to present the parent Company statement of comprehensive income, statement of financial position, statement of changes in equity or cash flow statement.
Going concern
These financial statements have been prepared in accordance with IFRS and IFRIC interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern.
The Group operates in a cyclical industry where levels of cash flow have historically been materially influenced by market prices for commodities and exchange rates; accordingly, when considering going concern, Management consider key assumptions, such as exposure to the South African Rand (“ZAR”):USD exchange rate and Platinum Group Metal (“PGM”) prices, in their cash flow forecasts. Continuance as a going concern is dependent upon the Group’s ability to achieve profitable operations, obtain adequate equity or debt funding, or, alternatively, dispose of its non-core properties on an advantageous basis.
The Group had its third year of positive cash generated from operations since PPM commenced production. The Group has cash and cash equivalents of USD62.986 million, working capital of USD162.944 million, and an accumulated loss of USD866 million as at December 31, 2020. The Group made a net profit of USD196.194 million for the year ended December 31, 2020.
Management has analysed the Group’s cash flow forecast with a view to assessing whether the financial statements should be prepared on a going concern basis. This cash flow forecast reflects the continued exposure to the ZAR:USD exchange rate and PGM prices as well as the operational achievements and cost containment initiatives that Management have implemented to help manage the volatility of the exchange rate and prices on cash flows. The significant improvement in the ZAR PGM basket price improved the Group’s cash position and its cash generative ability. Based on current assumptions there is no reason for Management to believe that the Group cannot repay debt, expenses and/or obligations in accordance with the current terms of the relevant agreements.
Management has also considered the possible impact of Covid-19 on the Group’s ability to produce at current levels and its impact on unit costs. During 2020, the mine only ceased operations for 41 days during the initial hard lock down imposed by the South African Government. Since then, despite various levels of Covid-19 restrictions the Group could operate at normal levels of production.
Operational risks that Management considered during the assessment included operating cash flows and short term PGM prices and ZAR:USD exchange rates. Capital expenditure (sustaining and growth) was included in line with the budget and Management’s current plans.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
1. Basis of preparation (continued)
Based on the current cash flow projections for the Group, at the time of approving the financial statements, Management has a reasonable expectation that the Group will have adequate resources to continue in operational existence for the next twelve months from the date of approval of the financial statements and therefore the annual financial statements continue to be prepared on a going concern basis, which assumes the realisation of assets and discharge of liabilities in the normal course of business within the foreseeable future.
The Group therefore continues to adopt the going concern basis in preparing the consolidated financial information.
2. Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the years presented, as amended to reflect the adoption of new standards, amendments, and interpretations which became effective in the year (see Note 3).
a)
Critical accounting estimates and judgements

The presentation of financial statements in conformity with IFRS requires the use of estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on Management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.
The primary areas in which estimates, and judgements are applied are included below and disclosed as part of the notes to the financial statements.
Judgement
Determination of consolidation
Management applies judgement when determining whether the Company should consolidate entities where it owns less than half of the voting power of an entity. An investor controls an investee if and only if the investor has all the following elements:
•
a power over the investee, i.e., the investor has existing rights that give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

•
exposure, or rights, to variable returns from its involvement with the investee; and

•
the ability to use its power over the investee to affect the amount of the investor’s return.

Management has consolidated Defacto Investments 275 Proprietary Limited and Dream World Investments 226 Proprietary Limited even though the Group owns less than half of the share capital of those entities as it was determined that the Group has rights to variable returns from its involvement and an ability to affect those returns through its power over the management committee of those entities.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
2. Accounting policies (continued)
Joint arrangements
The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are accounted for using the equity method.
Under the equity method of accounting, interests in joint ventures are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.
Estimate
Impairment of non-current assets
Management uses the guidance in International Accounting Standards (“IAS”) 36 — Impairment of assets when assessing whether indicators for impairment exist for mining assets, intangible assets and property, plant and equipment. Management uses certain assumptions in calculating the assets’ value in use. Assumptions such as PGM prices, weighted average cost of capital, production volumes, ZAR:USD exchange rates and inflation are based on the most recent information available in the market.
Deferred tax asset
Management has exercised judgment to recognise on the Statement of financial position deferred tax assets relating to losses in jurisdictions where losses have been made in prior periods and profits now arise or are forecast to do so for the foreseeable future. Management uses the guidance in IAS 12 — Income Taxes when assessing whether a deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. Management uses certain assumptions in calculating the future estimated taxable income. Assumptions such as production volume, PGM prices, ZAR:USD exchange rates, and inflation are based on the most recent information available from technical work undertaken and in the market.
b)
Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its subsidiaries as defined in IFRS 10 “Consolidated Financial Statements”. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
2. Accounting policies (continued)
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.
c)
Functional and presentation currency

Items included in the financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The Group’s main operating subsidiaries’ functional currency is the South African Rand. The consolidated financial statements are presented in United States Dollars which is the Group’s presentation currency. All financial information presented has been rounded to the nearest thousand.
Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are generally recognised in profit or loss, except for the foreign exchange gain / loss on specific intercompany loan(s) which are recognised in other comprehensive income.
c)
Functional and presentation currency

Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date;

•
income and expenses for each statement of income and comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

•
equity transactions are translated using the exchange rate at the date of the transaction; and

•
all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation from the functional currency to the presentation currency are recognised in other comprehensive income.
3. Changes in accounting policy and disclosures
New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:
•
Definition of Material — amendments to IAS 1 and IAS 8;

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
3. Changes in accounting policy and disclosures (continued)
•
Definition of a Business — amendments to IFRS 3;

•
Interest Rate Benchmark Reform — amendments to IFRS 9, IAS 39 and IFRS 7;

•
Revised Conceptual Framework for Financial Reporting; and

•
Proceeds before Intended Use — Amendments to IAS 16.

The amendments listed above did not have any impact on the amounts recognised in the current period and are not expected to significantly affect future periods.
Accounting standards, interpretations and amendments not effective and not selected for early adoption
•
Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-currents in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to significantly impact the Group.
•
IFRS 17 ‘Insurance Contracts’

IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 ‘Insurance Contracts’. IFRS 17 is effective for annual periods beginning on or after January 1, 2023 and are not expected to significantly impact the Group.
•
IAS 16 ‘Property, Plant and Equipment’

IAS 16 prohibits the deduction of any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management from the cost of an item of property, plant and equipment. An entity instead recognises the proceeds from selling such items and related cost of production in profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2023 and is not expected to have a material impact on the Group’s annual financial statements.
4. Mining assets
Accounting Policy
Exploration and evaluation costs, including the cost of acquiring licences, are capitalised as intangible exploration and evaluation assets on a project-by-project basis pending determination of the technical feasibility and the commercial viability of the project. The capitalised costs are presented as intangible exploration and evaluation assets. Capitalised costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. As the assets are not available for use, it is not depreciated.
When a licence is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
4. Mining assets (continued)
to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.
The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist, the rights of tenure are current and it is considered probable that the costs will be recouped through successful development and exploitation of the area, or alternatively by sale of the property.
Upon determination of proven reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to the plant construction and mine development category within property, plant and equipment. Expenditure deemed to be unsuccessful is recognised in profit or loss immediately.
On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral properties and rights that are able to be reliably valued are recognised in the assessment of fair values on acquisition and are assessed for impairment annually (Note 27). Mineral properties and rights are subsequently measured at cost less accumulated impairment losses.
	2020 USD’000	2019 USD’000
Exploration and evaluation assets	21,071	19,781
Mineral properties and rights(a)	752,204	778,614
Balance at the end of the year	773,275	798,395
Reconciliation of mining assets:
	Exploration & evaluation assets USD’000	Mineral properties & rights(a) USD’000	TOTAL USD’000
Balance at January 1, 2019	16,136	761,946	778,082
Write offs	(278)	—	(278)
Additions	3,509	—	3,509
Foreign exchange variance	414	16,668	17,082
Balance at December 31, 2019	19,781	778,614	798,395
Additions	1,708	—	1,708
Foreign exchange variance	(418)	(26,410)	(26,828)
Balance at December 31, 2020(b)	21,071	752,204	773,275

(a)
On November 29, 2012, the Company acquired the rights to explore, develop and mine the Sedibelo- and Magazynskraal properties, via the acquisition of its subsidiaries, Richtrau Proprietary Limited and Itereleng Bakgatla Mineral Resources Proprietary Limited. Prior to this date the Company also acquired Platmin South Africa Proprietary Limited (“Platmin SA”), resulting in the acquisition of various mining and prospecting rights in the Western- and Eastern Limb. The carrying value of mineral properties and rights of USD752,204 million reflected in the table above represents these acquired rights in the disclosed regions.

(b)
Long term borrowings are secured on Mineral properties and rights to the value of ZAR200 million (USD14 million). Refer to note 13.1.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
5. Intangible assets
Accounting Policy
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Amortisation is charged to profit and loss on a straight-line basis over the estimated useful lives of the intangible assets.
Asset category	Useful life (years)
Computer software	5
ERP Software	5
Research and development	Indefinite
Water pipeline	Life of mine
The water pipeline is amortised over the current estimated life of the mine. The power and water rights will be amortised based on usage of the units allocated to the Group over the life of mine (“LoM”).
Research and development
Costs for self-initiated research and development activities are assessed to determine if they qualify for recognition as internally generated intangible assets. These activities relate to research performed to develop technology to improve efficiencies in PGM production. Apart from complying with the general requirements for and initial measurements of an intangible asset, qualification criteria are met only when technical as well as commercial feasibility can be demonstrated, and cost can be measured reliably. It must also be probable that the intangible asset will generate future economic benefits and that it is clearly identifiable and capable of allocation to a specific product.
Further to meeting these criteria, only such costs that relate solely to the development phase of a self-initiated project are capitalised. Any costs that are classified as part of the research phase of a self-initiated project are expensed as incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only.
Capitalised research and development costs are generally amortised over the number of units produced. If the units of production cannot be estimated reliably, the asset is not amortised, but rather reviewed for impairment. The assets have an indefinite useful life as there is no foreseeable limit as to which the assets are expected to generate cash inflows for the Group. The assets useful lives are assessed annually. The assets are assessed for impairment on an annual basis at each balance sheet date.
	2020 USD’000	2019 USD’000
Water pipeline	23,435	24,593
ERP software	6	11
Computer software	683	369
Research and development	9,440	9,767
Balance at the end of the year	33,564	34,740

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
5. Intangible assets (continued)
Reconciliation of intangible assets:
	Water pipeline USD’000	ERP Software USD’000	Computer software USD’000	Research and development USD’000	Power and water rights USD’000	TOTAL USD’000
COST
Balance at January 1, 2019	28,059	121	1,487	9,565	18,560	57,792
Additions during the year	126	—	277	—	—	403
Foreign exchange variance	616	3	38	202	—	859
Balance at December 31, 2019	28,801	124	1,802	9,767	18,560	59,054
Additions during the year	67	—	408	4	—	479
Assets scrapped	—	—	(98)	—	—	(98)
Foreign exchange variance	(969)	(4)	(9)	(331)	—	(1,313)
Balance at December 31, 2020	27,899	120	2,103	9,440	18,560	58,122
ACCUMULATED AMORTISATION
Balance at January 1, 2019	3,712	90	1,096	—	18,560	23,458
Amortisation for the year	405	21	307	—	—	733
Foreign exchange variance	91	2	30	—	—	123
Balance at December 31, 2019	4,208	113	1,433	—	18,560	24,314
Amortisation for the year	341	4	116	—	—	461
Assets scrapped	—	—	(98)	—	—	(98)
Foreign exchange variance	(85)	(3)	(31)	—	—	(119)
Balance at December 31, 2020	4,464	114	1,420	—	18,560	24,558
CARRYING AMOUNTS
Balance at January 1, 2019	24,347	31	391	9,565	—	34,334
Balance at December 31, 2019	24,593	11	369	9,767	—	34,740
Balance at December 31, 2020	23,435	6	683	9,440	—	33,564
6. Property, plant and equipment
Critical accounting estimates and judgements
Reserves and Resources
The estimation of reserves impacts the depreciation of certain categories of property, plant and equipment (pre-stripping costs, deferred stripping costs, decommissioning assets and producing mines), the recoverable amount of mining assets and property, plant and equipment and the timing of rehabilitation expenditure. The reserves and resources statement is prepared by an independent expert that complies with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC code”).
Factors impacting the determination of proven and probable reserves are:
•
the grade of mineral reserves may vary significantly from time to time;

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
6. Property, plant and equipment (continued)
•
differences between actual commodity prices and commodity price assumptions;

•
operational issues at mine sites; and

•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Accounting Policy
Plant construction and mine development, producing mines, stripping asset and decommissioning asset
Upon transfer of ‘Exploration and evaluation costs’ into ‘Mine development’, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within ‘Mine development’. After production starts, all assets included in ‘Mine development’ are transferred to ‘Producing mines’. When further development expenditure is incurred after the commencement of production, such expenditure is capitalised to ‘Producing mines’ when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise such expenditure is classified as a ‘Cost of production’ in profit or loss.
Depreciation is calculated on a units-of-production method (ore tonnes mined basis) for ‘Producing mines’, ‘Pre-stripping asset’, ‘Deferred stripping asset’ and ‘Decommissioning asset’. The units of production basis results in a depreciation charge proportional to the depletion of proven and probable reserves.
Stripping costs
Stripping costs comprise the removal of overburden and other waste products from a mine.
Pre- production stripping
Stripping costs incurred in the development of a mine or a separate identifiable ore-body before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the LoM on a units of production basis as part of ‘Producing mines’.
Post-production stripping
Stripping costs incurred during the production stage of a mine are deferred when this is considered the most appropriate basis for matching the costs against the relevant economic benefits. The amount deferred is based on the waste-to-ore ratio (called a ‘stripping ratio’) which is calculated by dividing the tonnage of waste mined by the quantity of ore mined.
Stripping costs incurred in a period are deferred to the extent that the current period ratio exceeds the expected lLoM ratio. Such deferred costs are then charged to profit or loss to the extent that, in subsequent periods, the current ratio falls below the LoM ratio. The LoM stripping ratio is calculated based on proven and probable reserves. Any changes to the LoM ratio are accounted for prospectively. The Group takes the view that if there is any uncertainty regarding the stripping ratio for the LoM the stripping cost will be charged to profit or loss until such time as there is certainty.
Where a mine operates more than one open pit and these are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. The deferred stripping capitalised to property, plant and equipment forms part of the total investment in the relevant cash generating units, which are reviewed for impairment if events or changes of circumstance indicate that the carrying value may not be recoverable.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
6. Property, plant and equipment (continued)
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance costs are charged to profit or loss during the year in which they are incurred.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within ‘Other (expense) / income’ in profit or loss.
Depreciation is calculated on a straight-line basis for all other assets to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation commences when the asset is available for use. The depreciation rates applicable to each relevant category of property, plant and equipment are as follows:
Asset category	Useful life
Producing mines	Units of production (ore tonnes mined)
Pre-stripping costs	Units of production (ore tonnes mined)
Plant construction and mine development	Units of production (ore tonnes mined)
Deferred stripping costs	Units of production (ore tonnes mined)
Decommissioning assets	Units of production (ore tonnes mined)
Right-of-use assets	2 – 5 years
Plant and equipment	Units of production (ore tonnes processed)
Buildings	20 years
Land	Indefinite
Other
• Vehicles	5 years
• Computer equipment	3 years
• Office equipment	6 years
• Furniture and fittings	6 years
• Other equipment	5 years
Where parts (components) of an item of property, plant and equipment have different useful lives or for which different depreciation rates are appropriate, they are accounted for as separate items of property, plant and equipment. Estimates of residual values and useful lives of all assets are assessed annually.
The Group measures the estimated residual value of an item of property, plant and equipment as the amount the Group estimates it would receive currently from the asset if the asset were already of the age and in the condition expected at the end of its useful life. These are reviewed and adjusted if appropriate, at each balance sheet date.
Refer below for a reconciliation of property, plant and equipment cost:

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
6. Property, plant and equipment (continued)
	Producing Mines USD’000	Plant construction and mine development USD’000	Pre- stripping asset USD’000	Deferred stripping asset USD’000	Decom- missioning asset USD’000	(a)Right- of-use assets USD’000	(b)Plant and equipment USD’000	Land and buildings USD’000	Other USD’000	TOTAL USD’000
COST
Balance at January 1, 2019	6,262	10,141	118,187	51,066	14,468	4,616	160,504	3,281	6,185	374,710
Additions	—	1,391	—	—	—	—	3,315	5	707	5,418
Right-of-use asset recognised on adoption of IFRS 16(a)	—	—	—	—	—	293	—	—	—	293
Disposals	—	—	—	—	—	—	—	—	—	—
Foreign exchange variance	137	256	2,586	1,117	317	108	3,580	71	156	8,328
Balance at December 31, 2019	6,399	11,788	120,773	52,183	14,785	5,017	167,399	3,357	7,048	388,749
Additions	—	1,390	—	—	61	227	3,575	163	500	5,916
Disposals	—	—	—	—	—	(289)	—	—	(471)	(760)
Change in estimate	—	—	—	—	(6,418)	—	—	—	—	(6,418)
Foreign exchange variance	(217)	(235)	(4,097)	(1,770)	(626)	(162)	(5,314)	(94)	(151)	(12,666)
Balance at December 31, 2020	6,182	12,943	116,676	50,413	7,802	4,793	165,660	3,426	6,926	374,821
ACCUMULATED DEPRECIATION
Balance at January 1, 2019	4,195	—	81,656	34,681	7,581	3,180	96,742	628	4,847	233,510
Depreciation for the year	1,016	—	12,202	5,454	648	171	17,746	120	646	38,003
Disposals	—	—	—	—	—	—	—	—	—	—
Foreign exchange variance	119	—	2,110	903	183	73	2,619	15	121	6,143
Balance at December 31, 2019	5,330	—	95,968	41,038	8,412	3,424	117,107	763	5,614	277,656
Depreciation for the year	351	—	4,173	1,912	224	163	6,317	125	485	13,750
Change in estimate	—	—	—	—	(562)	—	—	—	—	(562)
Disposals	—	—	—	—	—	(247)	—	—	(464)	(711)
Foreign exchange variance	(141)	—	(2,718)	(1,166)	(272)	(103)	(3,260)	(13)	(137)	(7,810)
Balance at December 31, 2020	5,540	—	97,423	41,784	7,802	3,237	120,164	875	5,498	282,323
CARRYING AMOUNTS
Balance at January 1, 2019	2,067	10,141	36,531	16,385	6,887	1,436	63,762	2,653	1,338	141,200
Balance at December 31, 2019	1,069	11,788	24,805	11,145	6,373	1,593	50,292	2,594	1,434	111,093
Balance at December 31, 2020	642	12,943	19,253	8,629	—	1,556	45,496	2,551	1,428	92,498

(a)
Right-of-use asset recognised on adoption of IFRS 16, refer to note 14.

(b)
Tailings dam is included in Plant and equipment.

Long term borrowings are secured on Plant and equipment to the value of ZAR600 million (USD41 million) and on all moveable assets to the value of ZAR100 million (USD7 million). Refer to note 13.1.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
7. Loans receivables
Accounting Policy
Loans receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less expected credit losses recognised.
Expected credit loss (“ECL”)
ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
	2020 USD’000	2019 USD’000
Kelltech Limited(a)	9,926	9,031
Magalies Water(b)	6,580	7,885
Balance at the end of the year	16,506	16,916

(a)
The loan bears interest at 3 Month USD Libor rate + 3%. The loan is to be repaid from the proceeds generated by the Kell beneficiation plant.

(b)
The loan bore interest at the prime borrowing rate up to June 30, 2020, when the interest rate changed to 0%. (2019: interest at the prime borrowing rate), has variable terms of repayment calculated by amortising the loan based on the monthly units of water consumed. The fair value of the loan equates to the book value.

An evaluation was performed of the expected credit loss based on the loans receivable as at December 31, 2020. Management assessed the loan to Kelltech Limited for impairment and concluded that the loan will be recovered in full once the Kell beneficiation plant is commissioned and anticipated profits to repay these loans.
8. Cash and cash equivalents, restricted cash investments and guarantees
Accounting Policy
Cash & Cash Equivalents
Cash comprises cash on hand and on demand deposits. Cash equivalents are short term, liquid investments that are readily convertible to known amounts of cash and which are subject to a low risk of changes in value.
Restricted cash
Restricted cash investments and guarantees include cash and long-term deposits with an original maturity of more than twelve months or that are encumbered by guarantees for the purposes of mine

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
8. Cash and cash equivalents, restricted cash investments and guarantees (continued)
rehabilitation and electricity supply. They are classified as restricted, due to these cash balances not being immediately available.
8.1 Cash and cash equivalents
	2020 USD’000	2019 USD’000
Cash at bank	62,986	43,393
Balance at the end of the year	62,986	43,393
Cash at banks predominantly earns interest at floating rates. Cash is deposited at highly reputable financial institutions within the Republic of South Africa and in the United Kingdom. The fair value of cash and cash equivalents equates to the values as disclosed in this note due to short maturity.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise only the cash at bank and financial institutions or asset managers and are disclosed for each year end above.
8.2 Restricted cash investments and guarantees
Cash investments were made relating to certain guarantees required by the Republic of South Africa’s Department of Mineral Resources and Energy (“DMRE”) and ESKOM Holdings Limited (“ESKOM”), the South African state utility supplier, of which the details are as follows:
	2020 USD’000	2019 USD’000
Balance at the end of the year	18,090	15,885
The DMRE requires rehabilitation guarantees for all prospecting and mining rights. These rehabilitation guarantees primarily relate to the mining rights for the PPM and Mphahlele Projects. These guarantees have been provided to the DMRE on two separate bases:
•
On an insurance basis with a portion of the total guarantee being paid over in a separate bank account controlled by the Group and ceded in favour of the insurance company and the remaining portion paid in premiums over the expected LoM; and

•
on a cash backed basis.

As at December 31, 2020 the Group had USD32 million (2019: USD33 million) in guarantees (Note 28.1) to the DMRE and ESKOM, of which USD18 million (2019: USD16 million) is funded.
9. Inventories
Accounting Policy
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of work in progress, ore in circuit and stockpiles comprises direct costs and related production overheads (based on normal operating capacity). Borrowing costs are excluded from cost. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
9. Inventories (continued)
	2020 USD’000	2019 USD’000
Ore stockpiled	2,862	960
Work in progress	472	370
Chrome stockpile	333	—
Consumables	8,151	8,388
Balance at the end of the year	11,818	9,718
Refer to note 22 for the inventory cost that forms part of the cost of operations. The proceeds from the sale of Chrome is recognised as revenue. Although some inventory items are carried at net realisable value, this figure is not significant.
10. Trade and other receivables
Accounting Policy
Trade and other receivables, excluding trade receivables for metal sales, prepayments and value added tax, are non-derivative financial assets categorised as financial assets measured at amortised cost.
The Group classifies its financial assets as either financial assets at amortised cost or at fair value through profit or loss (“FVTPL”) depending upon the business model for managing the financial assets and the nature of the contractual cash flow characteristics of the financial asset. Financial assets are initially recognised at fair value on the trade date, including, in the case of instruments not recorded at FVTPL, directly attributable transaction costs. Management determines the classification of its financial assets at initial recognition.
Trade Receivables measured at fair value through profit and loss
Trade Receivables subject to provisional pricing are measured at FVTPL. These financial assets relate to revenue from contracts with customers and the Group has an unconditional right to the consideration due as the performance conditions have been met. The value of the receivable fluctuates in line with PGM prices and foreign currency movements, resulting in this class of financial asset being measured at FVTPL.
Trade Receivables measured at amortised cost
Receivables that do not contain provisional pricing features are assets held to collect contractual cash flows that consist solely of payments of principal and interest on the outstanding amount. Any gain or loss arising on derecognition is presented in other income and expense and foreign exchange gains and losses presented in foreign exchange transaction losses, directly in profit or loss. These assets with maturities greater than 12 months after the reporting date are classified as non-current assets.
	2020 USD’000	2019 USD’000
Trade receivables measured at fair value*	132,222	63,121
Trade receivables measured at amortised cost*	934	4,536
Other receivables**	737	2,473
Balance at the end of the year	133,893	70,130

*
None of the trade receivables balances are past due or impaired.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
10. Trade and other receivables (continued)
**
Other receivables include tax rebates, prepayments and interest accrued.

Refer to note 24.4 for the evaluation of the expected credit loss as per IFRS 9.
11. Share capital
Accounting policy
Common shares are classified as equity. Incremental costs directly attributable to the issue of new common shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Net asset value per share and Tangible asset value per share
Net asset value per share and Tangible asset value per share have been calculated and disclosed in accordance with the Johannesburg Stock Exchange (“JSE”) Listings Requirements. Disclosure of Net asset value per share and Tangible asset value per share are not a requirement of IFRS. Net asset value per share is the value of the total assets (non-current assets plus current-assets) minus total liabilities (non-current liabilities plus current-liabilities). Net tangible asset value is the net asset value less the value of goodwill and other intangible assets.
11.1
Common shares authorised

The Company has an unlimited number of authorised common shares with no par value.
11.2
Common shares issued

	Number of shares	Amount USD’000
Balance at December 31, 2019	3,095,401,663	2,549,583
Balance at December 31, 2020	3,095,401,663	2,549,583
11.3 Net asset value per share and tangible net asset value per share
2020 USD’000
Total equity	1,155,063
Net tangible asset value	348,225
Common shares issued	3,095,401,663
Net asset value per share (cents)	37.32
Tangible asset value per share (cents)	11.25
12. Non-controlling interests
Accounting policy
The Group recognises any non-controlling interest in an acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s subsequent share of changes in equity.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
12. Non-controlling interests (continued)
	2020 USD’000	2019 USD’000
Defacto Investments 275 Proprietary Limited	204	200
Dream World Investments 226 Proprietary Limited	72	74
Mahube Mining Proprietary Limited	1,972	1,691
Tameng Mining and Exploration Proprietary Limited	4,100	3,905
Taung Platinum Exploration Proprietary Limited	778	738
Balance at the end of the year	7,126	6,608
13. Borrowings
Accounting policy
Borrowings are non-derivative financial liabilities categorised as other financial liabilities. Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
13.1
Long-term borrowings

	2020 USD’000	2019 USD’000
Loan from Corridor Mining Resources Proprietary Limited(a)	5,365	5,135
Loan from the IDC(b)	21,611	31,508
Balance at the end of the year	26,976	36,643

(a)
Corridor Mining Resources Proprietary Limited is a wholly owned subsidiary of Limpopo Economic Development Agency, an agency of the Limpopo Provincial Government, Republic of South Africa.

The long-term loan bears interest at South African prime overdraft rate until otherwise agreed by the shareholders. The loan is to be repaid from the proceeds generated by the Mphahlele project in Tameng Mining and Exploration Proprietary Limited, a subsidiary of Mahube Mining Proprietary Limited.
(b)
Loan of ZAR500 million from The Industrial Development Corporation (“IDC”) of South Africa. The proceeds from this loan were utilised to sustain mining operations.

This long-term loan bears interest at the South African prime overdraft rate plus 3.5% accrued on a monthly basis. Repayment of capitalised interest is made in monthly instalments which started March 23, 2020. Outstanding capital will be repaid in twelve quarterly instalments of ZAR 41,666,667 which commenced on September 1, 2020, with the final payment occurring on June 30, 2023.
This loan is secured to the value of:
ZAR200 million (USD14 million) over mineral properties and rights (refer to note 4);
ZAR600 million (USD41 million) over plant and equipment at PPM (refer to note 6); and
ZAR100 million (USD7 million) over all moveable assets of PPM (refer to note 6).

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
13. Borrowings (continued)
The loan with the IDC was settled in full on June 1, 2021.
13.2 Short-term borrowings
	2020 USD’000	2019 USD’000
Loan from the IDC	14,408	13,453
Balance at the end of the year	14,408	13,453
13.3 IDC loan reconciliation
	2020 USD’000	2019 USD’000
Opening balance January 1	44,961	34,821
Capital repayments	(5,296)	—
Capitalised interest repayment	(5,975)	—
Interest accrued	4,324	9,136
Foreign exchange (gain) / loss	(1,995)	1,004
Balance at the end of the period	36,019	44,961
14. Right-of-use assets
Accounting Policy
Right-of-use assets and lease liabilities are recognised at the lease commencement date. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate as the discount rate. The lease liability is measured at amortised cost using the effective interest method and subsequently remeasured only if there is a change in future lease payments arising from a change in an index or rate, a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.
The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets (assets with a value less than USD5,000), including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
14. Right-of-use assets (continued)
	2020 USD’000	2019 USD’000
Building(a)	149	142
Eskom substation(b)	1,407	1,451
Total	1,556	1,593

(a)
On adoption of IFRS16 on January 1, 2019, an addition to the right-of-use assets (lease of a building) was USD293,000 (refer note 6).

(b)
Eskom finalised the substation project cost for the Sedibelo mining area during Q1 of 2018. During 2018, this was accounted for as an IFRIC 4 lease and asset.

Reconciliation of Right-to-use asset:
	2020 USD’000	2019 USD’000
Opening Balance	1,593	1,436
Impact of adopting IFRS 16 on January 1, 2019	—	293
Additions and modifications	185	—
Depreciation	(163)	(171)
Foreign currency translation	(59)	35
Total	1,556	1,593
15. Trade payables and accrued liabilities
Accounting Policy
Trade and other payables, excluding payroll creditors and leave pay accrual are non-derivative financial liabilities categorised as other financial liabilities. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost.
Liabilities arising in respect of wages and salaries, annual leave and other benefits due to be settled within 12 months of the reporting date are measured at rates which are expected to be paid when the liability is settled. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.
	2020 USD’000	2019 USD’000
Trade payables	9,607	11,426
Accrued expenses	16,527	12,051
Balance at the end of the year	26,134	23,477
The fair value of trade and other payables approximate the carrying value due to the short maturity.
16. Decommissioning and rehabilitation provision
Critical accounting estimates and judgements
The Company assesses its mine rehabilitation provision annually in accordance with the requirements of National Environmental Management Act, No. 107 of 1998, as amended. Significant estimates and

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
16. Decommissioning and rehabilitation provision (continued)
assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents Management’s best estimate of the present value of the rehabilitation costs anticipated to be incurred at the end of the mine’s life.
Accounting Policy
Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.
Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a risk-free rate that is adjusted to reflect the current market assessments and the LoM period. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and changes in estimates. Changes in estimates are capitalised or reversed against the relevant asset or liability to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located. Costs that relate to an existing condition caused by past operations and do not have a future economic benefit are recognised in profit or loss.
The present value of environmental disturbances created are capitalised to mining assets against an increase in the environmental rehabilitation obligation. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control environmental disturbances is recognised in profit or loss as incurred. The unwinding of the discount due to the passage of time is recognised as finance cost, and the capitalised cost is amortised over the remaining lives of the mines.
	2020 USD’000	2019 USD’000
DISCOUNTED
Balance at the beginning of the year	22,163	20,098
Unwinding of discount (accretion)	1,724	1,575
Change in estimate	(6,418)	—
Subtotal	17,469	21,673
Foreign exchange variance	(682)	490
Balance at the end of the year	16,787	22,163

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
16. Decommissioning and rehabilitation provision (continued)
Assumptions and inputs used in determining the asset retirement obligation:
	2020	2019
ZAR discount rate	9.1%	8.6%
Inflation rate	3.3%	4.8%
LoM years – West Pit (current operating open pit)	8	4
LoM years – East Pit (a developing open pit)	10	10
Management performed sensitivity analyses on the assumptions and inputs used in determining the asset retirement obligation and concluded that these changes won’t be material.
17. Revolving commodity facility
Investec Bank Limited (“Investec”) approved a rand denominated revolving commodity finance facility of up to USD61.570 million (ZAR900 million) for the financing of concentrate deliveries. The outstanding balance bears interest at JIBAR plus 1.92% and is available up to March 31, 2022.
In terms of this facility Investec Bank Limited will finance up to 91% of PPM’s platinum, palladium and gold deliveries. PPM cedes on an out-and-out basis to Investec all rights to payments under its offtake agreement with Impala until the corresponding liability is settled. This facility is repaid within 2 to 4 months upon which the funds are again available for draw-down. On settlement date, the drawdown is revalued using average commodity prices and exchange rates for the calendar month before settlement date.
	2020 USD’000	2019 USD’000
Balance at the beginning of the year	19,895	18,751
Repayment of drawdown	(81,890)	(101,481)
Drawdown from the facility during the year	69,228	101,007
Fair value adjustments to the balances	80	147
IFRS 9 Fair value adjustment	131	3,247
Interest accrued / (paid in advance)	1,042	(2,537)
Subtotal	8,486	19,134
Exchange rate variance	(3,275)	761
Balance at the end of the year	5,211	19,895
18. Income tax credit / (expense)
Critical accounting estimates and judgements
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to tax authorities.
Accounting policy
The income tax expense for the year comprises current and deferred taxation. Taxation is recognised in profit or loss and comprehensive income, except to the extent that it relates to items recognised directly in equity, in which case the tax is also recognised directly in equity.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
18. Income tax credit / (expense) (continued)
Current taxation
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date in countries where the company’s subsidiaries operate and generate taxable income.
Deferred taxation
Deferred taxation is recognised using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax is not recognised if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realised, or the deferred taxation liability is settled.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Additional income taxes that arise from the distribution of dividends are recognised at the same time that the liability to pay the related dividend is recognised.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Income tax rates
The South African taxation rate remained unchanged at 28%. The Group’s effective tax rate credit in the year ended December 31, 2020 was 104% (2019: 0% expense), mainly as a result of the recognition of previously unrecognised deferred tax assets. The recognition is as a result of PPM’s return to profitability which means that it is now probable that the deferred tax asset will realise in the foreseeable future.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
18. Income tax credit / (expense) (continued)
A reconciliation of income tax expense applicable to the loss from operating activities before income tax at the statutory income tax rate to income tax expenses at the Group’s effective rate at year end is as follows:
	Note(s)	2020 USD’000	2019 USD’000	2020%	2019%
Current Tax (expense) / credit at corporate tax rate		(26,965)	8,239
Corporate tax rate				28.00	28.00
Tax effects of:
Expenses of a capital nature / subject to capital gains tax		(158)	6	0.16	0.02
Expenses not in production of income / not deductible for income tax		(713)	(1,627)	0.74	(5.53)
Income not taxable		731	33	(0.76)	0.11
Special deductions for income tax		20	4	(0.02)	0.01
Utilisation of tax losses previously unrecognised		27,902	—	(28.97)	—
Prior year tax paid received		2	1	0.00	0.00
Tax losses for which no deferred income tax asset was recognised		255	(4,157)	(0.26)	(14.13)
Deferred tax asset recognised	27	99,895	—	(103.73)	—
Foreign income tax allowances and rate differentials		(1,078)	(2,519)	1.12	(8.56)
Effective total tax credit / (expense)		99,891	(20)
Effective tax rate credit / (expense)				103.72	(0.07)
There was a deferred tax charge during the financial year (2019: Nil), a deferred tax asset was created, as it is probable that the temporary difference will reverse in the foreseeable future at PPM based on the below:
•
An increase in PGM prices, specifically platinum, palladium and rhodium;

•
An improved operating result from PPM as a cash generating unit (“CGU”);

•
Third year of cash generated from operations; and

•
Securing access to the adjacent mining property pending meeting the conditions precedent. Refer to note 28.

As at the year end, the Group had not recognised the following temporary differences and tax losses:
	2020 USD’000	2019 USD’000
Unredeemed capital expenditure available for utilisation against future mining taxable income	—	257,661
Temporary differences	1,379	(99,314)
Tax losses carried forward utilisable against taxable income	539,551	873,874
The unrecognised deferred tax asset @ 28% at the end of the year	151,460	289,022
The tax losses carried forward, noted above, only relates to the South African entities and do not have an expiry date.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
18. Income tax credit / (expense) (continued)
Reconciliation of deferred tax asset recognised for the year ending December 31, 2020:
	2020 USD’000	2019 USD’000
Unredeemed capital expenditure available for utilisation against future mining taxable income	255,682	—
Temporary differences
Property, plant and equipment	(71,364)	—
Mining Assets	(16,623)	—
Other	1,628	—
Tax losses carried forward utilisable against taxable income	194,778	—
Total	364,101	—
Deferred tax asset recognised @ 28% at the end of the year	101,949	—
19. Earnings per share
Accounting Policy
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company for the year by the weighted average number of ordinary shares in issue for basic earnings per share.
Diluted earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company for the year by the weighted average number of ordinary shares for diluted earnings per share.
Headline earnings per share
Headline earnings per share has been calculated and disclosed in accordance with the JSE Listings Requirements, and in terms of circular 1/2019 issued by South African Institute for Chartered Accountants (“SAICA”). Disclosure of headline earnings per share is not a requirement of IFRS, but it is a commonly used measure of earnings per share in South Africa that is more closely aligned to the operating activities of the entity. Headline earnings per share is calculated as headline earnings, which consists of profit after tax attributable to ordinary equity holders adjusted for amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability (all net of related tax and non-controlling interests) as defined in circular 1/2019, divided by the weighted average number of ordinary shares in issue during the year.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
19. Earnings per share (continued)
19.1
Basic and diluted earnings per share

	2020	2019
Number of ordinary shares in issue outside the Group (note 11)	3,095,401,663	3,095,401,663
Weighted average number of ordinary shares in issue for basic earnings	3,095,401,663	3,095,401,663
Weighted average number of ordinary shares in issue for diluted earnings	3,095,401,663	3,095,401,663
	USD’000	USD’000
Profit / (loss) attributable to the owners of the Company	196,712	(28,754)
Basic earnings / (loss) per share (cents)	6.35	(0.93)
Diluted earnings / (loss) per share (cents)	6.35	(0.93)

19.2
Headline earnings per share

Reconciliation of profit / (loss) attributable to the owners of the Company to headline earnings:
	2020 USD’000	2019 USD’000
Profit / (loss) attributable to the owners of the Company	196,712	(28,754)
Effect of remeasurement items net of tax
Profit on disposal of fixed assets	(45)	—
Loss on assets scrapped	2	—
Impairment of mining assets	—	278
Tax effect	13	—
Headline earnings / (loss)	196,682	(28,476)
Headline earnings / (loss) per share (cents)	6.35	(0.92)
20. Segmental information
Accounting Policy
The CEO’s office consisting of the Chief Executive Officer (“CEO”), Chief Financial Officer, Chief Operating Officer and Corporate Affairs and Human Capital Executive are the chief operating decision maker (“CODM”) within the meaning of IFRS 8 and uses the information and recommendations received from the CEO and his Management team. Operating segments were determined based on the reports reviewed by the CODM that are used to make strategic decisions.
The CODM considers the business from an operating perspective. The Group operates in one geographic segment, the Republic of South Africa. The operating segment comprises of the mining operations:
Mining operation:   The Group derives all revenue from the sale of PGM’s to Impala Platinum Limited (“Impala”), with minor Chrome sales (less than 1%) at the spot market. All PGM’s are processed by PPM’s PGM concentrator.
The administrative operations are not deemed to be a segment by Management, and is considered to form part of the main Mining operating segment due to the fact that these are support operations to the Mining segment.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
20. Segmental information (continued)
Management assesses the performance of the operating segment on earnings before interest, taxation, depreciation and amortization (“EBITDA”).
The segment information provided to the CODM for the reportable segment for the years ended December 31, 2020 and December 31, 2019 is as follows:
Amounts in USD’000	Mining 2020	Mining 2019
External revenues	277,572	181,339
Depreciation and amortisation	(13,649)	(38,737)
Income tax credit / (expense)	99,891	(20)
EBITDA	113,063	11,755
All revenues reported are from Impala and minor chrome sales at the spot market.
A reconciliation of profit / (loss) for the year to EBITDA:
	2020 USD’000	2019 USD’000
Profit / (loss) for the year	196,194	(29,424)
Income tax (credit) / expense	(99,891)	20
Depreciation and amortisation	13,649	38,737
Net finance costs	3,111	2,422
Total EBITDA for reportable segment	113,063	11,755
	Mining 2020	Mining 2019
Amounts in USD’000
Total assets	1,244,579	1,100,270
Total liabilities	89,516	115,631
21. Revenue
Accounting Policy
Revenue from PGM mineral sales is recognised when the buyer, pursuant to a sales contract, obtains control of the product; this constitutes the performance obligation. The sales price is determined on a provisional basis at the date of delivery. Commodity price adjustments occur based on movements in the metal market price, metal content quantities and penalties, which represent variable transaction price components, up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between three and five months. Revenue on provisionally priced sales is initially recorded at the monthly average market price in the month of sale and the assayed quantities. Adjustments in respect of final assayed quantities and/or prices arising between the date of recognition and the date of settlement are recognised in the period in which the adjustment arises and reflected through revenue and receivables.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
21. Revenue (continued)
Disclosure of the Group’s disaggregated revenue is as follows:
Revenue	2020 USD’000	2019 USD’000
Platinum	66,571	69,633
Palladium	78,506	53,572
Rhodium	110,879	39,900
Gold	4,718	2,958
Revenue from 4E Minerals	260,674	166,063
Other minerals	18,216	17,379
Total revenue from contracts with customers	278,890	183,442
Commodity price adjustment	(1,318)	(2,103)
Total revenue as per statement of profit or loss	277,572	181,339
All revenues reported are from Impala and minor chrome sales at the spot market.
22. Cost of operations
Included in cost of operations:
	2020 USD’000	2019 USD’000
On-mine operations
Total Materials and mining costs	(70,821)	(68,132)
Concentrator plant operations
Materials and other costs	(27,931)	(31,005)
Utilities	(14,457)	(15,884)
Beneficiation
Smelting and refining costs	(13,068)	(14,333)
Other
Transport	(509)	(563)
Salaries	(18,219)	(20,051)
Sub-total	(145,005)	(149,968)
Amortisation and depreciation of operating assets (Note 5 and 6)	(13,383)	(37,546)
Inventory adjustments	2,175	843
Total cost of operations	(156,213)	(186,671)

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
23. Operating profit / (loss)
	2020 USD’000	2019 USD’000
Operating profit / (loss) includes:
Administrative and general expenses
Employee expenses	(8,832)	(7,295)
Other administrative and general expenses	(2,316)	(2,439)
Community projects	(2,274)	(3,970)
Consulting and professional fees	(2,041)	—
Security	(1,786)	(1,568)
Royalty expense	(1,363)	(861)
Consumables	(1,172)	(11)
Learnerships & bursaries	(705)	(623)
Insurance fees	(691)	(613)
IT related costs	(572)	(461)
Rehabilitation management fees	(298)	(317)
Audit fees (Note 26)	(294)	(262)
Amortisation and depreciation (Note 5 and 6)	(266)	(1,190)
Other (expenses) / income	(233)	849
Foreign exchange gain / (loss)	2,028	(1,377)
Other (expenses) / income include:
Eskom project recovery	—	774
Other	(233)	75

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
24. Related party disclosures
24.1 Controlled entities
Details of controlled entities are as follows:	2020%	2019%
Bakgatla Pallinghurst JV Proprietary Limited (Deregistered in 2020)	100.00	100.00
Born Free Investments 144 Proprietary Limited	100.00	100.00
Clidet no. 832 Proprietary Limited	100.00	100.00
C&L Mining and Resources Proprietary Limited	100.00	100.00
Defacto Investments 275 Proprietary Limited	22.19	22.19
Dream World Investments 226 Proprietary Limited	49.00	49.00
Hodos Holdings Limited	100.00	100.00
Intrax Investments 255 Proprietary Limited	100.00	100.00
Itereleng Bakgatla Minerals Resources Proprietary Limited	100.00	100.00
Mahube Mining Proprietary Limited	78.90	78.90
Newshelf 1101 Proprietary Limited	100.00	100.00
ORKID S.a r.l.	100.00	100.00
Osier Corporation Limited	100.00	100.00
Platinum Investor Consortium Proprietary Limited	100.00	100.00
Pilanesberg Platinum Mines Proprietary Limited	100.00	100.00
Platmin Resources S.a.r.l. (Deregistered in 2020)	100.00	100.00
Platmin South Africa Proprietary Limited	100.00	100.00
Private Preview Investments 39 Proprietary Limited	100.00	100.00
Richtrau 123 Proprietary Limited	100.00	100.00
Tameng Mining and Exploration Proprietary Limited	75.00	75.00
Taung Platinum Exploration Proprietary Limited	60.00	60.00
Versatex Trading 346 Proprietary Limited (Deregistered in 2020)	100.00	100.00
The proportion of voting power held is equal to ownership interests in all cases
All companies, except for the companies tabled below are registered within the Republic of South Africa.
Company	Country of registration	Type of shareholding
Hodos Holdings Limited	Guernsey	Ordinary
Kelltech Limited	Mauritius	Ordinary
Platmin Resources S.a.r.l.(Deregistered)	Luxembourg	Ordinary
ORKID S.a.r.l.	Luxembourg	Ordinary
Osier Corporation Limited	Cyprus	Ordinary

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
24. Related party disclosures (continued)
24.2 Compensation of Directors and key Management personnel of the Group:
2020	Total USD’000	Short-term benefits (salary) USD’000	Bonuses USD’000
Compensation of Directors:
Non-executive directors	401	401	—
Executive director(s)
Chief Executive Officer – E Clarke	711	381	330
Subtotal	1,112	782	330
Compensation of key Management personnel:
Chief Operating Officer – C Badenhorst	587	315	272
Chief Financial Officer – E Maritz	342	202	140
Executive Corporate Affairs and Human Capital – C Phephenyane	340	205	135
Subtotal	1,269	722	547
Total remuneration of Directors and key Management personnel	2,381	1,504	877
2019	Total USD’000	Short-term benefits (salary) USD’000	Bonuses USD’000
Compensation of Directors:
Non-executive directors	402	402	—
Executive director(s)
Chief Executive Officer – E Clarke	597	399	198
Subtotal	999	801	198
Compensation of key Management personnel:
Chief Operating Officer – C Badenhorst	503	336	167
Chief Financial Officer – E Maritz	321	215	106
Executive Corporate Affairs and Human Capital – C Phephenyane	313	219	93
Subtotal	1,137	770	367
Total remuneration of Directors and key Management personnel	2,136	1,571	565

24.3
Investment in joint venture

Accounting Policy
Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Interests in joint ventures are accounted for using the equity method.
The interests are initially recognised at cost. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of profit or loss and other comprehensive income of equity-accounted investees until the date on which significant influence or joint control ceases. Results of joint

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
24. Related party disclosures (continued)
ventures are equity-accounted using the results of their most recent audited annual financial statements or unaudited management accounts. Any losses from the joint venture are brought to account in the consolidated financial statements until the interest in such joint venture is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such joint venture.
Management have accounted for its interest in KellTech Limited as a joint venture through the equity method of accounting due to the nature of the joint arrangement. The joint venture has share capital consisting solely of ordinary shares, which is held directly by the Group:
Name of entity	Country of incorporation	% of ownership interest	Nature of relationship	Measurement method
Kelltech Limited	Mauritius	50	Provides access to new technology to the SPM Group	Equity
Investment in joint venture
	Dec 31, 2020 USD’000	Dec 31, 2019 USD’000
January 1	—	1,220
Share of loss from joint venture	(1,130)	(1,512)
Foreign exchange loss on investment in joint venture	(214)	14
Share of other comprehensive income	(466)	(356)
Application of Equity Accounting on loan receivable	1,810	634
Investment in joint venture value	—	—
Details of joint venture
Summarised financial and profit and loss information in respect of Kelltech Limited reflecting 100% of the joint venture is set out below:
Summarised balance sheet	Dec 31, 2020 USD’000	Dec 31, 2019 USD’000
Non-current assets	8,116	8,312
Current assets	736	274
Non-current liabilities	(12,420)	(9,707)
Current Liabilities	(504)	(360)
The above assets and liabilities include the following:
Cash and cash equivalents	736	274
Net liabilities value	(4,072)	(1,481)
SPM ownership interest	50%	50%

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
24. Related party disclosures (continued)
Summarised statement of comprehensive expense	Dec 31, 2020 USD’000	Dec 31, 2019 USD’000
Loss for the year	(2,260)	(2,950)
Other comprehensive expense	(932)	(711)
Total comprehensive expense	(3,192)	(3,661)
The above loss for the year includes the following:
Finance income	7	22
Finance expense*	(346)	(432)

*
Including interest accrued to the Group.

24.4
Loans receivable

	2020 USD’000	2019 USD’000
Loan to Kelltech Limited
Opening balance	9,031	8,825
Interest received	369	311
Loans advanced	2,710	498
Foreign exchange (loss) / gain	(374)	31
Application of Equity Accounting on loan receivable	(1,810)	(634)
Balance at the end of the year	9,926	9,031
Refer note 7 for the terms of the loan.
24.5.
Loans payable/ Long term borrowings

	2020 USD’000	2019 USD’000
Loan from Corridor Mining Resources Proprietary Limited	5,365	5,135
Loan from the IDC	21,611	31,508
Balance at the end of the year	26,976	36,643
Refer to note 13.1 for the terms of the loans.
24.6
Short-term borrowings

	2020 USD’000	2019 USD’000
Loan from the IDC	14,408	13,453
Balance at the end of the year	14,408	13,453
Refer to note 13.2 for the terms of the loans.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
24. Related party disclosures (continued)
24.7
Transactions and balances

	2020 USD’000	2019 USD’000
Related party transactions with:
Kelltech Limited(a)	50	74
The IDC(b)	(11,271)	—
Related party balances – amounts owing by/(to):
Kelltech Limited(a)	12	49
The IDC(b)	(36,019)	—

(a)
A member of the Board of Directors of SPM is a shareholder in Kelltech Limited. The Company incurred expenses on behalf of Kelltech Limited on a joint project. These expenses were recharged. Orkid S.a.r.l., a subsidiary of SPM, has a 50% shareholding in Kelltech Limited.

(b)
The IDC holds 15.7% shareholding in SPM. Interest and capital repayments was paid on the loan from the IDC.

	2020 USD’000	2019 USD’000
Related party transactions with:
Pallinghurst Advisors LLP(c)	(9)	(27)
Keshel Consult Limited(d)	(38)	—

(c)
Pallinghurst Advisors LLP and Pallinghurst Advisors Proprietary Limited are companies associated with Pallinghurst Ivy Lane Capital S.a.r.l., a shareholder of SPM. Pallinghurst Advisors LLP and Pallinghurst Advisors Proprietary Limited incurred expenses on behalf of the Company which were reimbursed by the Company.

(d)
A member of the board of directors of Sedibelo Platinum Mines (“SPM”) is a shareholder of Keshel Consult Limited, a company that provided consulting services to the Company.

25. Financial instruments
Accounting policy
On initial recognition, a financial asset is classified as measured at either amortised cost, fair value through other comprehensive income, or FVTPL.
The Group initially recognises trade and other receivables, on the date these are originated. All other financial assets and financial liabilities are recognised initially when the Group becomes a party to the contractual provisions of the instrument.
The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. The Group recognises an allowance for expected credit losses ECLs on all debt instruments not held at FVTPL to the extent applicable.
For trade and other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date. Impairment losses are recognised through profit or loss.
The Group derecognises a financial asset when the contractual rights to the cash flows in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. Any interest in such transferred financial asset that is created or retained by the Group is recognised as a separate asset or liability. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognised in profit or loss.
25.1 Accounting classification and measurement of fair values
The following methods and assumptions were used to estimate the fair value of each class of financial instrument
•
Revolving commodity facility

The fair value of the Revolving commodity facility is determined based on ruling market prices.
•
Trade receivables

The fair value for trade receivables are measured at fair value through profit or loss (metal sales) based on ruling market prices.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•
Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

•
Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
The following table set out the Group’s financial instruments measured at fair value by level within the fair value hierarchy:
	2020			2019
	USD’000			USD’000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial liabilities measured at fair value
Revolving commodity facility	—	5,211	—	—	19,895	—
Financial assets measured at fair value
Trade Receivables – Metal sales	—	132,222	—	—	63,121	—
Balance at the end of the year	—	137,433	—	—	83,016	—
Fair value of financial assets and liabilities measured at amortised cost
	2020 USD ‘000	2019 USD ‘000
Restricted cash investments and guarantees	18,090	15,885
Loans receivable	16,506	16,916
Trade receivables	933	4,536
Cash and cash equivalents	62,986	43,393
Total financial assets	98,515	80,730
Long-term borrowings	26,976	36,643
Short-term borrowings	14,408	13,453
Trade payables and accrued liabilities	26,134	23,477
Total financial liabilities	67,518	73,573
The fair value of the financial assets and liabilities carried at amortised cost is approximately equal to their carrying amounts.
25.2 Risk management activities
Controlling and managing risk in the Group
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s Executive Directors are responsible for developing and monitoring the Group’s risk management policies. The Group’s Executive Directors reports regularly to the Board of Directors on its activities.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s Audit Committee oversees how Management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.
The Group monitors its forecast financial position on a regular basis. The Group’s Directors meet regularly and considers cash flow projections for the following twelve months in detail, taking into

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
consideration the impact of market conditions, particularly commodity prices and foreign exchange rates. The Group’s Directors receive reports from independent exchange consultants and advisors on current and forecast economic conditions.
The Group’s forecast financial risk position with respect to key financial objectives is regularly reported to the Board of Directors.
From time to time, the Group uses derivative financial instruments to hedge certain identified risk exposures, as deemed necessary by the Group’s Executive Directors. The Group does not acquire, hold or issue derivative instruments for trading purposes.
The financial risk management objectives of the Group are defined as follows:
•
Liquidity risk management:   the objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient management of cash and usage of credit facilities.

•
Currency risk management:   the objective is to maximise the Group’s profits by minimising currency fluctuations, where possible.

•
Funding risk management:   the objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

•
Investment risk management:   the objective is to achieve optimal returns on surplus funds, without the risk of capital erosion.

•
Interest rate risk management:   the objective is to identify opportunities to prudently manage interest rate exposures.

•
Counterparty exposure:   the objective is to only deal with a limited number of approved counterparts that are of a sound financial standing and who have an official credit rating.

•
Commodity price risk management:   commodity risk management takes place within limits and with counterparts as approved in the treasury framework.

25.3 Financial risk
25.3.1 Credit risk
Credit risk is the risk that the financial asset counterparty may default or not meet its obligations timeously. The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.
The material concentration of credit risk lies within Trade & Other Receivable with no material concentration in cash & cash equivalents or loans.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
The maximum exposure to credit risk is as follows:
GROUP	2020 USD’000	2019 USD’000
Restricted cash investments and guarantees	18,090	15,885
Loans receivable	16,506	16,916
Trade receivables	133,156	67,657
Cash and cash equivalents	62,986	43,393
Total financial assets	230,738	143,851
The ageing of trade receivables at the reporting date was as follows:
GROUP	2020 USD’000	2019 USD’000
Less than 1 month	38,720	20,426
Between 1 – 3 months	93,746	42,036
Between 3 – 6 months	690	5,195
Total trade receivables	133,156	67,657
In order to maximise credit protection, cash and cash equivalents are placed with a variety of good quality financial institutions. The credit rating spread of these institutions can be summarised as follows:
	2020 USD’000	2019 USD’000
AA+	28,343	18,916
AA	51,157	38,544
BBB+	1,440	1,799
Other	136	19
Total cash and cash equivalents and restricted cash investments and guarantees	81,076	59,278
25.3.2 Market risk
Foreign exchange/ currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. The Company’s functional currency and the functional currency of most of its subsidiaries is ZAR.
Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency. Most of the Company’s purchases are denominated in ZAR.
However, certain long lead-capital items are denominated in USD, Pound Sterling (“GBP”), Euros or Australian Dollars.
The Group holds most of its cash in ZAR. At year end 5% of cash held, was in USD. The influence of the macro economic climate on currencies of emerging markets like South Africa, is evident in the volatility of the ZAR during 2020.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
International commodity prices are quoted in USD which exposes the Group’s revenue cash flows to foreign exchange variances.
The following significant exchange rates were applied during the year:
	Average rate	Reporting date spot rate
	2020	2019	2020	2019
USD 1 = ZAR	16.47	14.45	14.62	14.12
Foreign exchange/ currency risk
The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the ZAR to the USD, with all other variables held constant. The USD denominated instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding two-year period.
Impact on statement of income (pre-tax)	2020 USD’000	2019 USD’000
USD/ZAR increase by 20% (2019: 30%)	556	25
USD/ZAR decrease by 30% (2019: 20%)	(1,429)	(27)
Commodity price risk
Commodity price risk arises from the effect on current and future earnings due to fluctuations in commodity prices, in particular the price of PGM’s. Most of these prices are determined in USD and are internationally determined in the open market. The Group regularly measures exposure to commodity price risk by stress testing the Group’s forecast financial position to changes in PGM prices. The Group reviews its exposure with reference to the basket price for the following 4 metals: platinum, palladium, rhodium and gold (commonly referred to in the platinum mining industry as the “4E basket price”). The Group does not actively hedge future commodity prices against price fluctuations. The PPM operation recognises revenue at the month end during which delivery of concentrate has occurred at the month’s average commodity price for the contained metal.
Revenue is recognised at the average commodity price for the month on the date of sale and adjusted at each month end to the latest commodity price until revenue quantities are agreed with the customer (usually 3 to 5 months).
The Group entered into a Revolving commodity facility with Investec whereby Investec finances up to 91% of PPM’s platinum, palladium and gold deliveries in the month following the delivery month. The respective commodity prices and exchange rates are determined on each drawdown date and denominated in ZAR. This facility is repaid within 2 to 4 months. On settlement date, the drawdown is revalued using average commodity prices and exchange rates for the calendar month before settlement date. These fair value adjustments amounted to a loss of USD0.199 million (2019: USD3.394 million).

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
The following 4E basket prices were applied during the year:
	Average for the year ended Dec 31, 2020	Average for the year ended Dec 31, 2019
4E basket price in USD	2,031	1,300
USD 1 = ZAR	16.47	14.45
4E basket price in ZAR	33,143	18,775
In addition to the Revolving credit facility, trade receivables of USD132.222 million (2019: USD63.121 million) are exposed to movements in commodity prices. Fair value adjustments on trade receivables are recognised in revenue.
The following table summarises the sensitivity of financial instruments held at reporting date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.
Impact on profit or loss (pre-tax)	2020 USD’000	2019 USD’000
Increase by 10% in 4E basket price	12,846	6,766
Decrease by 20% in 4E basket price	(37,969)	(13,531)
Interest rate risk
Interest rate risk is the risk that the Group’s financial position will be adversely affected by movements in interest rates.
The Group’s main interest rate risk arises from short and long-term loans. Restricted cash investments and guarantees and cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities are non-interest bearing.
The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, Management consideration is given on a regular basis to alternative financing structures with a view to optimising the Group’s funding structure.
Restricted cash investments and guarantees as well as cash and cash equivalents are exposed to movements in USD and ZAR cash deposit rates.
The following table summarises the sensitivity of the financial instruments held at reporting date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates.
Impact on profit or loss (pre-tax)	2020 USD’000	2019 USD’000
Increase of 1% in prime overdraft rate	(164)	(266)
Decrease of 0.5% in prime overdraft rate	82	133
The impact is calculated on the net financial instruments exposed to variable interest rates as at reporting date and does not consider any repayments of long or short-term borrowings.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
25.3.3 Liquidity risk
The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost-effective manner. The Group’s Executive Directors continually review the liquidity position including cash flow forecasts to determine the forecast liquidity position.
The Company invests excess funds in deposit structures and accounts and fixed income funds.
The contractual undiscounted cashflow maturity analysis of payables at the reporting date was as follows:
Balances at December 31, 2020	Presented USD’000	Between 1 – 12 months USD’000	Between 13 – 24 months USD’000	Greater than 24 months USD’000
Long-term borrowings	30,758	—	16,929	13,829
Short-term borrowings	14,408	14,408	—	—
Trade payables and accrued liabilities	26,134	26,134	—	—
Revolving commodity facility	5,211	5,211	—	—
Total financial liabilities	76,511	45,753	16,929	13,829
Balances at December 31, 2019
Long-term borrowings	42,711	—	15,030	27,681
Short-term borrowings	13,453	13,453	—	—
Trade payables and accrued liabilities	23,477	23,477	—	—
Revolving commodity facility	19,895	19,895	—	—
Total financial liabilities	99,536	56,825	15,030	27,681
25.3.4 Capital risk management
The Group’s corporate office is responsible for capital risk management. This involves the use of corporate forecasting models, which facilitates analysis of the Group’s financial position including cash flow forecasts to determine the future capital management requirements. Corporate office monitors gearing.
apital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group’s operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio but has a policy of maintaining a flexible financing structure to be able to take advantage of new investment opportunities that may arise. Net debt is calculated as total borrowings (long-term borrowings, short-term borrowings and the revolving commodity facility) less cash. Total capital is calculated as the total equity plus net debt.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
25. Financial instruments (continued)
	2020 USD’000	2019 USD’000
Long-term borrowings	26,976	36,643
Short-term borrowings	14,408	13,453
Revolving commodity facility	5,211	19,895
Cash and cash equivalents	(62,986)	(43,393)
Net (cash) / debt	(16,391)	26,598
Total equity	1,155,063	984,639
Total capital	1,138,672	1,011,237
Gearing ratio	0.014	0.027
No dividends were paid during the year. The Board of Directors maintains a policy of balancing returns to shareholders with the need to fund growth.
26. Auditors’ Remuneration
	2020 USD’000	2019 USD’000
Fee payable to Company’s auditors and its associates for the audit of the parent company and consolidated financial statements	133	96
Fees payable to Company’s auditors and its associated for other services:
The audit of the Company’s subsidiaries	161	166
	294	262
27. Impairment
Management reviewed operations for indicators of impairment, such as negative operating results for PPM, the availability of capital funds for maintenance, possible impacts from emerging risks such as those related to climate change and the transition to a lower carbon economy, the volatility in the ZAR:USD exchange rate and current and forecasted metal prices. Management concluded that there are no indicators for impairment as a result of:
•
An increase in PGM prices, specifically platinum, palladium and rhodium;

•
An improved operating result from PPM as a CGU;

•
Third year of cash generated from operations and

•
Securing access to the adjacent mining property pending meeting the conditions precedent. Refer to note 28.

On a periodic basis Management update LoM plans to consider ways to optimise the value of projects over their lives. The indicative values from these LoM plans did not indicate any impairment.
28. Contingencies and commitments
28.1 Contingencies
•
At December 31, 2020, the Group had bank and other guarantees of USD32 million (2019: USD33 million) from which it is anticipated that no material liabilities will arise in addition to amounts already provided.

Sedibelo Platinum Mines Limited
Notes to the consolidated financial statements
for the year ending December 31, 2020
(Expressed in United States Dollars, unless otherwise stated)
28. Contingencies and commitments (continued)
•
PPM entered into an agreement with Impala Refining Services Limited for the right of first refusal to supply PGM concentrate produced by PPM from the properties, Ruighoek 169JP, Vogelstruisnek 173JP and Palmietfontein 208JP. Should Platmin SA elect not to accept the terms proposed by Impala Refining Services Limited, a break fee of USD2,090,000 in aggregate will be payable to Impala Refining Services Limited.

•
Platmin SA has an obligation, which cannot be quantified, pro rata to its shareholding in Mahube Mining Proprietary Limited to provide funding to Tameng Mining and Exploration Proprietary Limited to undertake the necessary exploration and development on the Mphahlele project. The consequence of not contributing accordingly, results in the dilution of Platmin SA’s shareholding.

•
The East Pit development at PPM is planned to commence during the latter part of 2021, as soon as the outstanding conditions precedent in relation to ongoing legal cases are met to secure access to the adjacent mining property.

28.2
Commitments

The Group’s contractual obligations are as follows:
Commitments as at December 31, 2020
Contractual obligations USD’000	Total	< 1 year	1 – 3 years	After 3 years
Mining costs(1)	15,464	15,464	—	—
Open Purchase orders	6,210	6,210	—	—
Total Contractual Obligations	21,674	21,674	—	—

(1)
Committed mining expenses include the estimated cost that will be incurred by the main mining contractors to carry out the opencast mining operations for the required notice period, should the contract with the main mining contractor be cancelled.

Commitments as at December 31, 2019
Contractual obligations USD’000	Total	< 1 year	1 – 3 years	After 3 years
Mining costs(1)	10,498	10,498	—	—
Open Purchase orders	4,407	4,407	—	—
Total Contractual Obligations	14,905	14,905	—	—

(1)
Committed mining expenses include the estimated cost that will be incurred by the main mining contractors to carry out the opencast mining operations for the required notice period, should the contract with the main mining contractor be cancelled.

29. Events after the reporting date
The Group has no adjusting post balance sheet events to report; however, the 2021 annual maintenance shutdown of the concentrator plant which was planned for a ten-day (10) period starting July 3, 2021, had to be extended with thirty (30) days.

Ordinary Shares
Sedibelo Platinum Mines Limited
PROSPECTUS

Evercore ISI
                 , 2022
Through and including           , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of directors and officers
The Registrant’s governing documents provide that it will indemnify its directors and officers to the fullest extent permitted by Guernsey law.
Under the Companies Law, a company may not exculpate a director from liability in connection with any negligence, default, breach of duty or breach of trust, including in any provision whether contained in a company’s memorandum or articles of incorporation or in any contract with the company. However, a Guernsey company may purchase and maintain insurance for a director or an associated company against any such liability. The company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.
The Companies Law permits a third-party indemnity provision for indemnity against liability incurred by a director to a person other than the company or an associated company, if the provision does not provide any indemnity against:
•
any liability of the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; or

•
any liability incurred by the director:

◦
in defending criminal proceedings in which the director is convicted;

◦
in defending civil proceedings brought by the company or an associated company in which judgment is given against the director; or

◦
in connection with an application for relief for a proceeding for negligence, default, breach of duty or breach of trust against an officer of a company or a person appointed by a company as auditor, in which the court refuses to grant the director relief.

Under the Companies Law, if in proceedings for negligence, default, breach of duty or breach of trust against an officer of a company it appears to the court that the officer is or may be liable but that he or she acted honestly and reasonably and considering all circumstances of the case, the officer ought to be excused, the court may relieve the officer, either in whole or in part, from liability on such terms and conditions as the court thinks fit. In addition, where an offense is committed by a company and it is proved to have been committed with the consent of, or to be attributable to any neglect on the part of an officer or any shadow director of the company, such officer or shadow director is guilty of the offense and may be proceeded against and punished accordingly.
In accordance with the Registrant’s governing documents and to the extent permitted by the Companies Law, the Company has purchased directors’ and officers’ liability insurance. This provides insurance cover for any claim brought against directors or officers for wrongful acts in connection with their positions. The insurance provided does not extend to claims arising from fraud or dishonesty and it does cover civil or criminal fines or penalties imposed by law.
Item 7.   Recent sales of unregistered securities
The Registrant has not issued or sold any of the Registrant’s securities during the preceding three years.

Item 8.   Exhibits and financial statement schedules
(a)
The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum of Incorporation of the Registrant.
3.2*	Amended and Restated Articles of Incorporation of the Registrant.
5.1*	Form of opinion of Appleby (Guernsey) LLP, Guernsey counsel to the Registrant, as to the validity of the ordinary shares (including consent).
10.1*	Impala Offtake Agreement, dated August 23, 2018, between Pilanesberg Platinum Mines Proprietary Limited and Impala Platinum Limited.
10.2*	Investec Revolving Commodity Facility Agreement, dated March 31, 2017, between, inter alia, Pilanesberg Platinum Mines Proprietary Limited and Investec Bank Limited.
10.3*	Settlement Agreement, dated November 30, 2019 between Pilanesberg Platinum Mines Proprietary Limited, Itereleng Bakgatla Mineral Resources Proprietary Limited, the Lesetlheng Land Committee and the Lesetlheng Community and Lawyers for Human Rights’ Clients.
10.4*	Notarial Deed of Lease, dated April 17, 2012, between the Bakgatla Ba Kgafela Tribe, the Minister of Rural Development and Land Reform and Itereleng Bakgatla Mineral Resources Proprietary Limited
10.5*	Subscription Agreement, dated October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe, Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited) and Rustenburg Platinum Mines Limited.
10.6*	Relationship Agreement, dated on or about October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe and Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited).
10.7*	Indemnity Agreements, each dated on or about October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe and Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited).
10.8*	Rooderand Agreement, dated on or about November 28, 2012, between Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe.
10.9*	Kelltech Shareholders Agreement, dated April 16, 2014, between Lifezone Limited, Orkid S.a.r.l., Sedibelo Platinum Mines Limited, Kelltech Limited and Keith Liddell.
10.10*	KTSA Shareholders Agreement, dated February 12, 2016, between Kelltech Limited, the Industrial Development Corporation of South Africa Limited, Lifezone, Orkid S.a.r.l. and Kelltechnology South Africa (RF) Proprietary Limited.
10.11*	Kelltech License Agreement, dated April 16, 2014, between Lifezone Limited, Keith Liddell and Kelltech Limited.
10.12*	KTSA License Agreement, dated April 16 2014, between Kelltech Limited and Kelltechnology South Africa (RF) Proprietary Limited.
10.13*	Kellplant License Agreement, dated February 12, 2016, between Kelltechnology South Africa (RF) Proprietary Limited and Kellplant Proprietary Limited.
10.14*	Lifezone Technical Services Agreement, dated June 10, 2020, between Lifezone Limited and Kelltechnology South Africa (RF) Proprietary Limited.
10.15*	Sedibelo Platinum Mines Limited 2021 Long-Term Incentive Plan.
10.16*	Sedibelo Platinum Mines Limited 2022 Long-Term Incentive Plan (Post-IPO).
10.17*	Executive Contract of Employment entered into between Sedibelo Platinum Mines Limited and

Exhibit No.	Exhibit
Erich Clarke.
10.18*	Executive Contract of Employment entered into between Sedibelo Platinum Mines Limited and Elmarie Maritz.
10.19*	Executive Contract of Employment entered into between Sedibelo Platinum Mines Limited and Casper Hendrik Badenhorst.
21.1*	List of subsidiaries.
23.1*	Consent of PricewaterhouseCoopers Inc.
23.2*	Consent of Appleby (Guernsey) LLP (included in Exhibit 5.1).
23.3*	Consent of SRK Consulting (South Africa) (Pty) Ltd.
23.4*	Consent of CRU International Limited.
24.1*	Powers of attorney (included on signature page to the registration statement).
96.1*	Technical Report Summary, The PPM-Sedibelo-Magazynskraal PGM Project, North West Province, South Africa, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.
96.2	Technical Report Summary, The Mphahlele PGM Project, Limpopo Province, South Africa, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.
96.3*	Technical Report Summary, The Kruidfontein PGM Project, North West Province, South Africa — Initial Assessment, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.

*
To be filed by amendment.

(b)
Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.    Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of           ,           , on this           day of                 , 20      .
Sedibelo Platinum Mines Limited
By:

Name:
Title:
By:

Name:
Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                 each of them, individually, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 20   in the capacities indicated:
Name	Title
Chief Executive Officer (principal executive officer)
Chief Financial Officer (principal financial officer and principal accounting officer)
Director
Director
Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Sedibelo Platinum Mines Limited in the United States, has signed this registration statement on                 , 20      .
Authorized U.S. Representative
By:

Name:
Title: